SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
TO
FORM S-1
REGISTRATION STATEMENT
Under
the Securities Act of 1933

---

divine interVentures, inc.
(Exact name of registrant as specified in its charter)

Delaware	**7389**	**36-4301991**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code No.)**	**(I.R.S. Employer Identification No.)**

4225 Naperville Road, Suite 400, Lisle, Illinois 60532, (630) 799-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Andrew J. Filipowski
Chairman and Chief Executive Officer
4225 Naperville Road, Suite 400, Lisle, Illinois 60532, (630) 799-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew S. Brown, Esq. **Mark D. Wood, Esq.** **Katten Muchin Zavis** **525 West Monroe Street, Suite 1600** **Chicago, Illinois 60661-3693** **(312) 902-5200**	**Marc M. Rossell, Esq.** **Shearman & Sterling** **599 Lexington Avenue** **New York, New York 10022** **(212) 848-4000**

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 29, 2000



14,285,000 Shares
Class A Common Stock

divine interVentures, inc. is offering 14,285,000 shares of its class A common stock. This is our initial public offering and no public market currently exists for our shares. Our class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "DVIN," subject to official notice of issuance. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 13.

This preliminary prospectus contains revised material information. See "Risk Factors—You should read this entire prospectus carefully and should not consider any statement about us in published news reports without carefully considering the risks and other information in this prospectus," beginning on page 36, for an additional risk you should consider before you decide whether to purchase shares of our class A common stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to divine interVentures, inc.	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters have an option to purchase a maximum of 2,142,750 additional shares of our class A common stock to cover over-allotments.

Robertson Stephens
Donaldson, Lufkin & Jenrette
Bear, Stearns & Co. Inc.
William Blair & Company
DLJ*direct* Inc.

The date of this prospectus is   , 2000.

[Red Japanese koi fish (divine logo) in upper left corner]

[Arrow pointing to bands of interwoven strands]

The divine Family Model

The interwoven strands represent divine's community of associated companies.

[Bands of yellow, red and grey interwoven strands labeled infrastructure service providers (yellow), market makers (red) and do rights (grey)]

The following infrastructure service providers offer products or services to assist companies in building and managing the technical infrastructure needed to support business-to-business e-commerce:

Brandango	Justice divine	PocketCard
Buzz divine	Knowledge divine	salespring
closerlook	LAUNCHworks	Sequoia
comScore	LiveOnTheNet.com	shō research
dotspot	Martin Partners	Talent divine
Emicom Group	Mercantec	TV House
eReliable	mindwrap	ViaChange.com
Commerce	NetUnlimited	Web Design Group
eXperience	OpinionWare.com	Westbound
divine	Outtask.com	Consulting
FiNetrics	Parlano	Xippix
Host divine	Perceptual Robotics	Xqsite
i-Fulfillment		
i-Street		

The following market makers bring together buyers and sellers to exchange products and services and share information on the Internet:

Aluminium.com	eFiltration.com	Neoforma.com
BeautyJungle.com	Entrepower	OfficePlanIt.com
bid4real.com	Farms.com	OilSpot.com
BidBuyBuild	iSalvage.com	Whiplash
CapacityWeb.com	The National	
Commerx	Transportation	
	Exchange	

The following do rights are for-profit businesses that use the Internet to support social, cultural or educational purposes:

iGive.com	Panthera Productions

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.

Until   , 2000, 25 days after the commencement of the offering, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

————————

TABLE OF CONTENTS

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our class A common stock. You should read this entire prospectus carefully, including the risk factors and the financial statements and related notes.

divine interVentures, inc.

We are an Internet holding company actively engaged in business-to-business e-commerce through our community of associated companies, currently consisting of 52 business-to-business e-commerce companies. We foster collaboration among these companies, 15 of which are currently located together in our facilities, to provide cross-selling and marketing opportunities and support business growth and the sharing of information and business expertise. We finance and assist in the development, management and operation of these companies. Through associated companies that we established and control, we offer our associated companies a comprehensive array of infrastructure services, including web hosting and design, systems integration, information technology management and marketing and public relations. These services are designed to allow each of our associated companies to focus on its core competencies and accelerate the time-to-market of its products and services. We focus our efforts in geographic areas that we believe have a strong base of intellectual capital and entrepreneurial talent, but that have traditionally lacked infrastructure services and venture capital funding. Additionally, to capitalize on the international growth in business-to-business e-commerce, we are expanding into selected international markets.

We were formed in May 1999 and began operations on June 30, 1999. We generated revenues totaling approximately $1,037,000 on a consolidated basis for the period beginning on May 7, 1999, the date of our inception, and ending on December 31, 1999, which includes $293,000 from sales of products and services to associated companies, the operating results of which are not consolidated with our operating results, and $410,000 from sales of products and services by our majority-owned associated companies, the operating results of which are consolidated with our operating results. We generated revenues totaling approximately $5,215,000 on a consolidated basis for the three months ended March 31, 2000, which includes $1,509,000 from sales of products and services to associated companies, the operating results of which are not consolidated with our operating results. All of our revenues for the three months ended March 31, 2000 were generated by our majority-owned associated companies except for $193,000 received by us for management fees. Our associated companies generate, or expect to generate, revenues from the sale of products and services, advertising and transaction fees. Through December 31, 1999, we directly operated, and generated revenues of $351,000 from, the infrastructure service businesses that are now operated by associated companies that we established and control, none of which commenced operations before January 1, 2000. We did not generate any revenues for the three months ended March 31, 2000, and do not expect to generate revenues in the future, from directly operating these infrastructure service businesses, but we expect to generate revenues indirectly as a result of our interests in the associated companies providing these services. We also generate revenues from fees paid to us by venture capital funds that we manage, as well as consulting fees. In addition, our operating results reflect our share of the earnings or losses of non-majority owned associated companies in which we own at least 20%, but not more than 50%, of the outstanding voting power. Our operating results are only affected by the earnings or losses of associated companies in which we own less than 20% of the outstanding voting power if the earnings or losses are distributed to us. To date, we have received no distributions from any of those associated companies. We had a net loss of approximately $9,407,000 for the period from our inception through December 31, 1999, which includes net losses of $509,000 from our majority-owned associated companies, and had a net loss of approximately $44,185,000 for the three months ended March 31, 2000, which includes net losses of approximately $12,945,000 from our majority-owned associated companies.

We intend to capitalize on the significant growth in the inter-company trade of goods and services over the Internet, commonly referred to as business-to-business e-commerce. We believe, based on estimates published in February 2000 by Forrester Research, an independent industry research firm, that business-to-business e-commerce will grow to approximately $2.7 trillion by 2004. Today, many new companies, including spin-outs from traditional businesses, are being formed and funded to develop technologies and solutions to support the new business-to-business e-commerce market. Business-to-business e-commerce solutions are being rapidly adopted to facilitate the continuous exchange of information among business partners and to large customer audiences and to allow businesses to interact more efficiently with suppliers, distributors and service providers.

We acquire interests in and establish three categories of business-to-business e-commerce companies:

- Infrastructure Service Providers:
  - offer products or services such as consulting, systems integration, web site design, accounting services and marketing and public relations expertise, to assist companies in building and managing the infrastructure needed to support business-to-business e-commerce; and
  - generate revenues from sales of products and services, as well as advertising.

- Market Makers:
  - create Internet-based markets which bring together buyers and sellers in traditional businesses to exchange products and services and share information; and
  - generate revenues from transaction fees, as well as advertising.

- Do Rights:
  - use the Internet to operate for-profit businesses with social, cultural or educational purposes; and
  - generate revenues from advertising, transaction fees and sales of products and services.

We acquire interests in infrastructure service providers, market makers and do rights primarily by purchasing their capital stock. We also establish associated companies when we identify opportunities consistent with our business strategy and recruit entrepreneurial talent to manage these companies. After forming these associated companies, we help develop their business plans, provide them with capital, build their management teams and hire their initial employees.

From October 14, 1999 through May 15, 2000, the date of our most recent acquisition, we have acquired interests in or established the 52 business-to-business e-commerce companies listed below. We classify companies in which our majority-owned associated companies have interests as associated companies. We have indicated below our percentage of equity ownership and voting power in each associated company as of May 15, 2000. Our equity ownership/voting power percentages have been calculated based on the issued and outstanding common stock of each associated company, assuming the issuance of common stock on the conversion or exercise of preferred stock, but excluding the effect of options and warrants. Except where we indicate otherwise, our equity ownership and voting power percentages are the same. We have identified below by marking with an asterisk (*) each associated company that is a development stage company. A development stage company is a company that has not yet begun planned principal operations, or has begun planned principal operations but has not yet generated significant revenue from those operations. Whether a company is in the development stage is determined on a case by case basis by that company's management. There is no specific revenue threshold that is applicable in all cases. A development stage company will typically be devoting most of its efforts to activities such as financial planning, raising capital, research and development, acquiring operating assets and recruiting and training personnel. Currently, 34 of our 52 associated companies are in the development stage. We have also identified below by marking with a cross (†) each associated company that we established.

Infrastructure Service Providers

Associated Company	Our Equity Ownership/ Voting Power Percentage
Brandango, inc.*†	65.5%/90.0%
Buzz divine, inc.*†	80.6%/90.0%
closerlook, inc.	42.6%
comScore, Inc.	0.9%
dotspot, Inc.*†	80.6%/90.0%
Emicom Group, Inc.*	33.0%
eReliable Commerce, Inc.*	47.1%
eXperience divine, inc.*†	80.8%/90.0%
FiNetrics, Inc.*†	80.9%/90.0%
Host divine, inc.*†	80.6%/90.0%
i-Fulfillment, Inc.*	48.8%
i-Street, Inc.*	63.8%/89.8%
Justice divine, inc.*†	80.9%/90.0%
Knowledge divine, inc.*†	80.7%/90.0%
LAUNCHworks inc.	39.7%
LiveOnTheNet.com, Inc.	76.9%
Martin Partners, L.L.C.	25.0%
Mercantec, Inc.	40.4%
mindwrap, inc.	97.1%
NetUnlimited, Inc.	61.4%
OpinionWare.com, Inc.*	54.4%
Outtask.com Inc.*	28.9%
Parlano, Inc.*	70.4%/86.9%
Perceptual Robotics, Inc.	33.4%
PocketCard Inc.*	37.5%
salespring, inc.!!*†	80.9%/90.0%
Sequoia Software Corporation	8.8%
shō research, Inc.*†	60.5%/90.0%
Talent divine, inc.*†	80.8%/90.0%
TV House Inc.*	42.0%
ViaChange.com, Inc.*	70.0%
Web Design Group, Inc.	53.7%
Westbound Consulting, Inc.	52.4%
Xippix, Inc.	31.5%
Xqsite, Inc.*†	80.6%/90.0%

Market Makers

Associated Company	Our Equity Ownership/ Voting Power Percentage
Aluminium.com, Inc.*	34.6%
BeautyJungle.com, Inc.*	61.0%
bid4real.com, inc.*	54.3%
BidBuyBuild, Inc.*	35.5%
CapacityWeb.com, Inc.*	44.8%
Commerx, Inc.	1.0%
eFiltration.com, Inc.*	45.2%
Entrepower, Inc.*	43.0%
Farms.com, Ltd.	41.0%
iSalvage.com, Inc.*	36.3%
The National Transportation Exchange, Inc.	5.3%
Neoforma.com, Inc.*	1.5%
OfficePlanIt.com, Inc.*†	80.6%/90.0%
Oilspot.com, Inc.*	55.6%
Whiplash, Inc.*	26.5%

Do Rights

Associated Company	Our Equity Ownership/ Voting Power Percentage
iGive.com, inc.	32.1%
Panthera Productions, LLC	62.9%

For those companies in which our equity ownership and voting power percentage is greater than 50%, we generally direct all of their operating activities. For those companies in which our equity ownership and voting power percentage is at least 20%, but not more than 50%, we generally have significant involvement in and influence over their operating activities, with board representation and rights to participate in material decisions. For those companies in which our equity ownership and voting power percentage is less than 20%, we are generally not actively involved in their management or day-to-day operations, but offer them advisory services and, through associated companies that we control, infrastructure services.

As of May 31, 2000, we have paid a total of $342,339,846, including $65,721,429 in the form of outstanding promissory notes in connection with our acquisitions of interests in 39 associated companies. These amounts include amounts paid by two companies that we established to acquire interests in three associated companies using funds we contributed to them, as further discussed below. We also have provided approximately $6,500,000 of additional financing to two associated companies. In addition, we have issued a total of 13,000,000 shares of our series F preferred stock in connection with three of these acquisitions, which will convert into 2,166,665 shares of class A common stock upon completion of this offering. Based on the midpoint of the estimated price range for this offering, $14.00, these 2,166,665 shares will have a market value of $30,333,310 upon the completion of this offering. We currently intend to contribute up to a total of $116,000,000 for start-up financing over the next three to five years to the 13 associated companies that we have established to date, approximately $37,000,000 of which we have paid through May 31, 2000. Two of these associated companies have used $12,750,000 of this amount to acquire interests in three associated companies, and there is an outstanding promissory note in the amount of $250,000 relating to one of those acquisitions. Our future contributions to each of the associated companies that we have established may be significantly increased or decreased and accelerated or decelerated based upon various factors, including the company's development of its business plans and objectives and its progress toward achievement of its performance goals, as well as additional funding available to it from third-party sources.

Of our 52 associated companies, 30 were generating revenues as of March 31, 2000. However, only closerlook, Commerx, comScore, Farms.com, iGive.com, LAUNCHworks, LiveOnTheNet.com, Martin Partners, Mercantec, mindwrap, The National Transportation Exchange, NetUnlimited, Panthera Productions, Perceptual Robotics, Sequoia, Web Design Group, Westbound Consulting and Xippix generated sufficient revenues from principal operations so that they were not classified as development stage companies in 1999. None of these companies generated any material revenues in 1999 from sales of products or services to other associated companies. In addition, only two associated companies, Martin Partners and Web Design Group, neither of which we established, reported net income for 1999. Only Brandango, eXperience divine and Talent divine, each of which we established, as well as Martin Partners and Web Design Group, reported net income for the three months ended March 31, 2000.

Our principal executive offices are located at 4225 Naperville Road, Suite 400, Lisle, Illinois 60532, and our telephone number at that location is (630) 799-7500. Our web site is located at *http://www.divine.com*. None of the information contained in our web site or in those of our associated companies is part of this prospectus.

The Offering

Class A common stock offered . . . .   14,285,000 shares

Common stock to be outstanding after this offering
and the concurrent private placements:

    Class A common stock . . . .   112,590,365 shares

    Class C convertible common stock . . . .   16,740,896 shares

       Total . . . .   129,331,261 shares

Use of proceeds of this offering . . . .   To repay promissory notes issued in connection with acquisitions of interests in associated companies, purchase the property in Chicago on which our planned 400,000 square foot facility is to be constructed, purchase Microsoft products and services, fund our commitment to Skyscraper Ventures, contribute capital to associated companies that we have established to date and acquire interests in and establish associated companies, and for general corporate and working capital purposes.

Use of proceeds of the concurrent private placements . . . .   To promote Microsoft products and services, open our Seattle office, purchase services from Level 3, purchase products and services from Compaq and acquire interests in and establish associated companies, and for general corporate and working capital purposes.

Proposed Nasdaq National Market symbol . . . .   DVIN

—————

The number of shares of our common stock to be outstanding after this offering and the concurrent private placements is based on the number of shares outstanding on April 30, 2000. This number excludes the following:

- 974,852 shares of class A common stock issuable upon the exercise of stock options outstanding on April 30, 2000, with a weighted average exercise price of $8.05 per share;
- 3,695,656 shares of class A common stock reserved as of April 30, 2000 for grants that we may make in the future under our stock incentive plan; and
- 4,166,666 shares of class A common stock reserved for issuance under our employee stock purchase plan.

Additionally, the number of shares reserved for grant under our stock incentive plan automatically increases on January 1 of each year, beginning on January 1, 2001, by a number of shares of class A common stock equal to the lesser of (1) 10% of the total number of shares of our class A common stock then outstanding, assuming for that purpose the conversion into class A common stock of all then outstanding convertible securities, or (2) 50,000,000 shares.

————

Except where we indicate differently, the information in this prospectus assumes:
- *a one-for-six reverse stock split of our class A common stock and class B common stock to be effected before the completion of this offering;*
- *the conversion of each share of our class B common stock into one share of our class A common stock to be effected after the reverse stock split and upon the completion of this offering;*
- *the conversion of each outstanding share of our convertible preferred stock into one-sixth of a share of our class A common stock, to be effected upon the completion of this offering; and*
- *no exercise by the underwriters of their over-allotment option.*

Concurrent Private Placements

We have agreed to sell directly to each of the entities listed in the table below, in private placements concurrent with our completion of this offering, shares of our class A common stock and our non-voting class C convertible common stock. Our class C convertible common stock is convertible, at the option of the holder, into an equal number of shares of our class A common stock. Except for our sales to 360networks, BancBoston Capital and CMGI, as described below the table, we have agreed to sell to each entity a number of shares having an initial public offering value equal to the purchase price shown opposite the name of that entity and have assumed an initial public offering price of $14.00 per share in determining the number of shares to be purchased. Except for our sales to CMGI and Level 3, as described below the table, we have agreed to sell all of the shares for cash.

Purchaser	Class of Common Stock	Number of Shares to be Purchased	Purchase Price
360networks, inc.	class C	4,000,000	$ 30,000,000
Aon Corporation	class C	1,785,714	25,000,000
BancBoston Capital, Inc.	class C	955,181	13,372,534
CMGI, Inc.	class A	1,722,262	24,111,668
Compaq Computer Corporation (through its affiliate CPQ Holdings, Inc.)	class C	3,571,429	50,000,000
Hewlett-Packard Company	class C	1,785,714	25,000,000
Level 3 Communications	class C	3,571,429	50,000,000
marchFIRST, Inc.	class C	1,071,429	15,000,000
Microsoft Corporation	class A	3,571,429	50,000,000
Total		22,034,587	282,484,202
Less: Shares to be Purchased for Non-Cash Consideration		(3,507,976)	(49,111,668)
Total Shares to be Purchased For Cash		18,526,611	$233,372,534

We estimate that our net cash proceeds from the concurrent private placements, after deducting estimated expenses of $175,000, will be approximately $233,197,534.

360networks. We have agreed to sell to 360networks, inc. 2,000,000 shares of our class C convertible common stock at $1.00 per share and 2,000,000 shares of our class C convertible common stock at the initial public offering price. At the time we began discussing the terms of our relationship with 360networks and its purchase of our shares, we had recently completed an offering of our preferred stock, which was convertible at that time on a share-for-share basis into our class A common stock, at a price of $1.00 per share. We agreed to the discounted purchase price for 2,000,000 of the shares to be sold to 360networks primarily because the terms of the purchase by 360networks were initially discussed in the context of that valuation, because we were given the opportunity to purchase shares of stock of 360networks on a discounted basis, and because 360networks agreed to purchase a fixed number of our shares at the initial public offering price, regardless of how great the total obligation of 360networks might ultimately be, in contrast to the other purchasers, which are committed to purchase a fixed dollar amount. We expect to account for the difference between the estimated discount being received by 360networks and the discount received by us on our purchase of shares of 360networks, as discussed under "Concurrent Private Placements—Strategic Relationships," as a preferential distribution of approximately $22,942,000.

BancBoston Capital. We have agreed to sell to BancBoston Capital a number of shares of our class C convertible common stock having an aggregate initial public offering value of $25,000,000. However, BancBoston, which is an affiliate of FleetBoston Robertson Stephens Inc., one of the underwriters of this offering, which uses the brand name Robertson Stephens as shown on the cover of this prospectus, has agreed that it will not purchase a number of shares that would cause the underwriters to be deemed to have received underwriting compensation in excess of the limitation imposed by a rule of the National Association of Securities Dealers. Under this rule, the underwriters and their affiliates, collectively, may not receive shares in excess of 10% of the number of shares listed for sale on the cover of this prospectus. For a discussion of this rule, see "Underwriting—Purchases of Our Common Stock by Affiliates of Underwriters." We currently expect that BancBoston will purchase the number of shares shown in the table.

CMGI. We have agreed to sell to CMGI a number of shares of our class A common stock, in addition to the 3,047,387 shares of class A common stock issuable upon conversion of series E preferred stock previously purchased by CMGI, so that, after the completion of this offering but without giving effect to the other concurrent private placements or to the conversion of our class B convertible common stock into class A common stock to be effected upon the completion of this offering, CMGI will own, in the aggregate, 4.9% of our outstanding class A common stock. CMGI will pay the purchase price for the shares of our class A common stock purchased in the concurrent private placement by issuing to us CMGI common stock with an equivalent value. We currently expect that CMGI will purchase in the concurrent private placement approximately the number of shares shown in the table.

Level 3. We have agreed with Level 3 that 50%, or $25,000,000, of the purchase price for the shares of class C convertible common stock that it is purchasing in the concurrent private placement will be paid in the form of a credit to us for colocation and bandwidth services to be provided by Level 3 to Host divine.

Summary Financial Information

You should read the following historical and unaudited pro forma financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in this prospectus.

	Period from May 7, 1999 (Inception) to December 31, 1999	Three Months Ended March 31, 2000 (unaudited)
	(in thousands, except share and per share data)	
Statement of Operations Data:		
Revenues	$ 1,037	$ 5,215
Total operating expenses	10,465	46,119
Net loss	(9,407)	(44,185)
Net loss applicable to common stockholders	(12,927)	(77,416)
Basic and diluted net loss per share applicable to common stockholders	$ (4.59)	$ (7.79)
Shares used in computing basic and diluted net loss per share	2,816,074	9,941,917

	March 31, 2000	
	Actual	As Adjusted for this Offering Only
	(in thousands)	
Balance Sheet Data:		
Cash and cash equivalents	$211,911	$391,202
Working capital	190,349	369,640
Total assets	487,260	666,551
Total stockholders' equity	190,260	588,059

The As Adjusted column reflects only our sale of 14,285,000 shares of class A common stock in this offering at an assumed initial public offering price of $14.00 per share, and our receipt of estimated net proceeds of $179,290,700 from this sale, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The As Adjusted column does not reflect our issuance of 5,293,691 shares of class A common stock and 16,740,896 shares of class C convertible common stock in the concurrent private placements, assuming an initial public offering price of $14.00 per share, and our receipt of the estimated net cash proceeds of $233,197,534 from these private placements.

For an explanation of the determination of the number of shares used in computing basic and diluted net loss per share, see Note 1(*l*) of the notes to our consolidated financial statements.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, and all of the other information included in this prospectus, before you decide whether to purchase shares of our class A common stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

Risks Particular to Us

Our financial and operating success depends on the financial and operating success of our associated companies; and our business will be adversely affected to the extent our associated companies are not successful.

Many of the risks described in these risk factors may affect our associated companies and may therefore affect us to the extent of our interest in the affected associated company. In addition, two of our associated companies, LAUNCHworks and Emicom Group, provide capital and infrastructure services to Internet companies through business models similar to our own and, therefore, may also be directly affected by the risks particular to us. We have also entered into a nonbinding letter of intent to acquire an interest in an entity that plans to operate a business similar to ours in Latin America, and we may acquire interests in other entities that have business models similar to ours in the future. These additional companies also may be directly affected by the risks particular to us. If any one of our associated companies is harmed or fails as a result of any of these risks, our business will be adversely affected, and the adverse effect on us could be material depending on the size and nature of the business of the affected company and the amount of capital that we have committed to that company. Any adverse impact on us will be magnified to the extent that multiple associated companies are harmed or fail.

We have been in business for less than one year and our associated companies have little operating history, which makes it difficult to evaluate our business.

We were formed in May 1999 and began operations on June 30, 1999. We have only engaged in start-up activities, acquired interests in or established our initial associated companies and analyzed and engaged in discussions with other potential associated companies. Because we have only recently begun operating and because many of our associated companies are in the early stages of their development, we are unable to provide you with significant data upon which you can evaluate our prospects. For example, 34 of our 52 associated companies are in the development stage. We cannot be certain that our business strategy or the business strategies of our associated companies will be successful, because these strategies are new and unproven. As early stage companies, we and our associated companies will be particularly susceptible to the risks and uncertainties described in these risk factors and will be more likely to incur the expenses associated with addressing them. Because we have interests in numerous early-stage companies, we are exposed not only to our own start-up risks, but to the start-up risks associated with each of our associated companies. This exposure will increase as we continue to acquire interests in and establish new associated companies. In the future, we may acquire greater percentage equity interests in companies, including acquiring whole companies, and we may acquire interests in larger companies than has typically been the case with our acquisitions to date, further increasing our exposure to these risks.

Our stockholders may have difficulty evaluating the success of individual associated companies because we will generally not be required to provide separate financial statements for them.

We will not be required to provide separate financial statements for our associated companies for periods after their acquisition by us, except under very limited circumstances. For periods before their acquisition by us, we will only be required to provide separate financial statements where at least one of three conditions specified by the SEC is met: (1) our proportionate share of the total assets of the associated company exceeds 20% of our consolidated total assets, (2) our equity in the pre-tax income or loss of the associated company exceeds 20% of our consolidated pre-tax income or loss or (3) the amount paid by us as consideration for the

associated company interest exceeds 20% of our consolidated total assets. Therefore, our stockholders may not be able to assess the impact of the risks described in these risk factors on the individual associated companies. Further, our stockholders may have difficulty evaluating the success of our individual associated companies and, accordingly, the success of our business strategy. In addition, we recognize revenues, expenses and other income from our associated companies, each of which has a different cost structure and revenue model, and we generate expenses independent of our associated companies. Our total revenues, expenses and other income may therefore correlate to a lesser extent than those of other companies. As a result, our operating results may be difficult for investors and securities analysts to interpret.

We expect to incur increasing losses for the foreseeable future, and we and our associated companies may never become profitable.

We incurred a net loss of approximately $9,407,000 for the period from our inception on May 7, 1999 through December 31, 1999 and approximately $44,185,000 for the three months ended March 31, 2000. We expect to incur increasing losses for the foreseeable future. Our current associated companies are, and we expect that our future associated companies will be, in the early stages of development and will have limited or no revenues. Because business-to-business e-commerce companies, even if successful, typically generate significant losses while they grow, we do not expect our associated companies to generate income for us for the foreseeable future, and they may never generate income. Further, the income, if any, generated by associated companies will be offset by the losses of our other associated companies. Moreover, our continuing acquisitions of interests in, and establishment of, early stage associated companies may further delay or prevent our profitability.

In addition, we expect our expenses to increase significantly as we develop the infrastructure necessary to implement our business strategy. Our expenses will continue to increase as we:

- acquire interests in and establish new associated companies;
- build the operations of our current and new associated companies;
- hire additional employees;
- expand our information technology systems; and
- lease and purchase more space, including our planned 400,000 square foot facility in Chicago, to accommodate our operations and to sublease to some of our associated companies and other business-to-business e-commerce companies. We have exercised an option to purchase the property on which the Chicago facility is to be constructed for $9,750,000 plus costs and expenses incurred by the current owner. We intend to arrange for the construction of the facility, which we expect to be funded principally through third-party financing.

Through May 31, 2000, we have paid a total of $342,339,846, including $65,721,429 in the form of outstanding promissory notes, in connection with our acquisitions of interests in 39 of our associated companies. These amounts include amounts paid by two of the associated companies that we established to acquire interests in three associated companies using funds we contributed to them, as further discussed below. We have also provided approximately $6,500,000 of additional financing to two associated companies in which we have acquired interests. In addition, we have issued a total of 13,000,000 shares of our series F preferred stock in connection with three of these acquisitions, which will convert into 2,166,665 shares of class A common stock in connection with this offering. We currently intend to contribute up to a total of $116,000,000 for start-up financing over the next three to five years to associated companies that we have established to date, approximately $37,000,000 of which we have paid through May 31, 2000. Two of these associated companies have used $12,750,000 of this amount to acquire interests in three associated companies, and there is an outstanding promissory note in the amount of $250,000 relating to one of these acquisitions. Our future contributions to each of the associated companies that we have established may be significantly increased or decreased and accelerated or decelerated based upon various factors, including the company's development of its business plans and objectives and its progress toward achievement of its performance goals, as well as additional funding available to it from third-party sources. Given the early stages of our associated companies and the high speed at which they expect to develop, their business plans and objectives are subject to rapid and substantial change.

We are currently in active discussions with over 50 potential associated companies, but do not have plans to acquire interests in or establish a specific number of new associated companies or to commit a target amount of capital to these transactions. Instead, we continuously seek to identify opportunities suitable for our business strategy, employing our associated company evaluation criteria and considering our available funds and the condition of the capital markets. Costs associated with building our associated companies and developing the infrastructure we will need to support them will vary based upon many factors, including the number of companies and the size, nature and state of development of each company. Therefore, we cannot now determine the amount by which our expenses will increase as we grow.

In the future, we may change our business plans and our operational structure, and, if we do not complete this offering, we expect to implement cost-reduction measures, including laying off employees.

We continually analyze our business plans and internal operations and the operations and business plans of each of our associated companies in light of market developments. As a result of this ongoing analysis, we may decide to make substantial changes in our business plan and organization and in the business plans and organizations of the associated companies that we control. We recently decided to change the organizational structure of our associated company development group, which is principally responsible for making acquisition and funding recommendations to our senior management. We reorganized that group into three areas: (1) market makers; (2) infrastructure companies; and (3) business services (which combine with the infrastructure companies to form the infrastructure service provider category). In this process, we decided to eliminate 29 positions within this group, laying off 28 employees and moving one employee to another position within our organization. The total expense associated with these layoffs was approximately $456,000, which consisted of severance pay, accrued vacation, continuation of employee benefits and forgiveness of interest receivables from employee loans. In addition, we have expensed an additional approximately $492,000 related to acceleration of unearned stock-based compensation related to these terminated employees. In the future, as we continue our internal analysis and as market conditions and our available capital change, we may decide to make additional organizational changes and/or alter some of our overall business plans.

We continually examine all of our associated companies to assess their potential for financial success as part of our organization, whether on a stand-alone basis or otherwise. This examination includes consideration of each associated company's development of its business plans and objectives and progress toward achievement of its performance goals. Based on this examination, we expect to make future funding decisions with respect to existing and new associated companies, including whether to adjust our currently intended contributions to the associated companies we established. We may determine not to provide any future capital to particular associated companies, including associated companies that we control, and those companies may need to obtain third-party financing, if available, to continue operations as currently anticipated, if at all. In some cases, these companies may elect, or be forced, to lay off employees or take other measures to reduce costs. In addition, we may decide in the future to combine, restructure or alter the business plans of associated companies that we control to enhance their potential value in the public markets or their value to potential acquirers. We expect that we will apply these same principles, and a consideration of our available cash and other resources, in making decisions with respect to future acquisitions of interests in associated companies.

If we do not complete this offering, we expect to take steps to reduce our costs, and also to seek alternative sources of capital. Our cost reduction measures would include laying off additional employees, including in our associated company development group and at associated companies that we control. We would also decrease or eliminate our currently intended capital contributions to the associated companies we established, as well as to other associated companies. Further, we would significantly scale back, or terminate entirely, our program of acquiring interests in, and establishing, new associated companies. In addition, we would scale back, postpone or cancel our plan to construct an approximately 400,000 square foot facility in Chicago.

If our management fails to properly identify associated companies in which to acquire interests or to establish and effectively complete these transactions, you may lose all or part of your investment.

Our success depends on our ability to identify opportunities to acquire interests in and establish desirable infrastructure service providers, market makers and do rights and to successfully negotiate the terms of any acquisitions we make. Our management will have sole and absolute discretion in identifying and selecting associated companies in which to acquire interests or to establish and in structuring, negotiating, undertaking and divesting of interests in our associated companies. We may combine, reorganize, alter the business plan of or sell any of our associated companies at any time, as our management determines is appropriate. You will not be able to evaluate the merits of the acquisition of an interest in, or the establishment of, or the reorganization or change in business plans of, any particular associated company before we take any of these actions. In addition, in making decisions to acquire interests in or establish associated companies, we will rely, in part, on financial projections developed by our management and the management of potential associated companies. These projections will be based on assumptions and subjective judgments. The actual results of our associated companies may differ significantly from these projections.

We may be unable to acquire an interest in companies that we identify for many reasons, including:

- our inability to interest companies in joining our collaborative network;
- our inability to agree on the terms of an acquisition or to acquire a controlling interest in the company; and
- incompatibility between us and management of the company.

We estimate that, after this offering and the concurrent private placements, we will have approximately $347,000,000 of cash and cash equivalents, including cash and cash equivalents held by our associated companies, available for acquiring interests in and establishing new associated companies, as well as additional funding for existing associated companies and general corporate and working capital purposes. If we cannot continue to acquire controlling interests in and establish emerging business-to-business e-commerce companies with this capital, our strategy to build a collaborative network of associated companies will not succeed. Further, we expect that, even if we can identify, acquire and establish associated companies, we will not be profitable for the forseeable future and may never become profitable.

We will not be able to successfully execute our business strategy if we are deemed to be an investment company under the Investment Company Act of 1940.

U.S. companies that have more than 100 shareholders or are publicly traded in the U.S. and are, or hold themselves out as being, engaged primarily in the business of investing, reinvesting or trading in securities are subject to regulation under the Investment Company Act of 1940. Unless a substantial part of our assets consists of, and a substantial part of our income is derived from, interests in majority-owned subsidiaries and companies that we primarily control, we may be required to register and become subject to regulation under the Investment Company Act. Because Investment Company Act regulation is, for the most part, inconsistent with our strategy of actively managing, operating and promoting collaboration among our network of associated companies, we cannot feasibly operate our business as a registered investment company.

If we are deemed to be, and are required to register as, an investment company, we will be forced to comply with substantive requirements under the Investment Company Act, including:

- limitations on our ability to borrow;
- limitations on our capital structure;
- restrictions on acquisitions of interests in associated companies;
- prohibitions on transactions with affiliates;
- restrictions on specific investments; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations.

If we were forced to comply with the rules and regulations of the Investment Company Act, our operations would significantly change, and we would be prevented from successfully executing our business strategy.

In addition, our associated companies that are not U.S. companies with business models similar to ours, Emicom Group and LAUNCHworks, may become subject to regulation under the Investment Company Act in the future if they have more than 100 U.S. shareholders or become publicly traded in the U.S. and are, or hold themselves out as being, engaged primarily in the business of investing, reinvesting or trading in securities. These companies could not feasibly operate as registered investment companies. We also may acquire interests in other companies with business models that could subject them to regulation under the Investment Company Act. Specifically, we have entered into a letter of intent to acquire an interest in a company to be formed in Latin America with a business model similar to ours. If any associated companies become subject to regulation under the Investment Company Act, they will be subject to the risks, uncertainties and operating restrictions described in this and other risk factors.

We may have to sell, buy or retain assets when we would not otherwise wish to in order to avoid regulation as an investment company.

To avoid regulation under the Investment Company Act and related SEC rules, we may need to sell assets which we would otherwise want to retain and may be unable to sell assets which we would otherwise want to sell. In addition, we may be forced to acquire additional, or retain existing, income-generating or loss-generating assets which we would not otherwise have acquired or retained and may need to forego opportunities to acquire interests in attractive companies that would benefit our business. If we were forced to sell, buy or retain assets in this manner, we would be prevented from successfully executing our business strategy. In addition, if we dispose of our interests in associated companies, the strength of our collaborative network will be adversely affected. If any of our associated companies with business models similar to ours become subject to regulation under the Investment Company Act, they will be subject to the risks and uncertainties described in this risk factor and we may be forced to dispose of our interests in those companies.

We may sell our associated company interests for less than their maximum value or at a loss.

Our ability to sell associated company interests to generate income or to avoid regulation under the Investment Company Act may be limited, especially where there is no public market for an associated company's stock. Market, regulatory, contractual and other conditions largely beyond our control will affect:

- our ability to sell our interests in associated companies;
- the timing of these sales; and
- the amount of proceeds from these sales.

If we divest all or part of our interest in an associated company, we may not receive maximum value for the interest, and we may sell it for less than the amount we paid to acquire it. Even if an associated company has publicly-traded stock, we may be unable to sell our interest in that company at then-quoted market prices.

Our business strategy may not be successful if valuations of Internet-related companies decline.

Our strategy involves helping our associated companies grow and access the public capital markets. Therefore, our success is dependent on acceptance by these markets of Internet-related companies in general and of initial public offerings of those companies in particular. Weak capital markets for initial public offerings of Internet-related companies may delay or prevent our associated companies from going public.

Intense competition from other capital providers to acquire interests in business-to-business e-commerce companies could result in lower returns or losses on acquisitions.

We face intense competition from traditional venture capital firms, companies with business strategies similar to our own, corporate strategic investors and other capital providers to develop and acquire interests in

17

business-to-business e-commerce companies. Competitors with business strategies similar to our own include publicly-held CMGI, Internet Capital Group and Safeguard Scientifics, as well as private companies, including Idealab! and our associated companies Emicom Group and LAUNCHworks. In addition, we may face competition from an emerging group of online service providers that facilitate relationships between entrepreneurs and venture capitalists, such as vcapital.com and Garage.com. Further, several professional service firms have recently announced their intention to provide capital and services to e-commerce companies. Many of our competitors have more experience identifying and acquiring interests in business-to-business e-commerce companies and have greater financial and management resources, brand name recognition and industry contacts than we do.

This intense competition, and the impact it has on the valuation of business-to-business e-commerce companies, could limit our opportunities to acquire interests in associated companies or force us to pay higher prices to acquire these interests, which would result in lower returns or losses on acquisitions. In addition, some of our competitors, including venture capital firms, private companies with business strategies similar to ours and corporate strategic investors, may have a competitive advantage over us because they have more flexibility than we do in structuring acquisitions in companies because they do not need to acquire majority or controlling interests in companies to avoid regulation under the Investment Company Act.

Our losses will be increased, or our earnings, if we have them in the future, will be reduced, by amortization charges.

Our losses will be increased, or our earnings, if we have them in the future, will be reduced, by amortization charges associated with completed and future acquisitions of interests in associated companies and acquisitions of assets.

Our amortization of identifiable intangible assets and goodwill will increase our losses or reduce our earnings, if we have them in the future. After we complete an acquisition of a greater than 50% voting interest in an associated company, we must amortize any identifiable intangible assets and goodwill associated with the acquired company over future periods. We also must amortize any identifiable intangible assets that we acquire directly. After we complete an acquisition of a voting interest in an associated company of at least 20%, but not more than 50%, we must amortize our net excess investment over the equity in the net assets of the acquired company over future periods. We expect that, typically, we will amortize these amounts over one to three years. Our amortization of these amounts will increase our losses or reduce our earnings, if we have them in the future, in the affected periods. Through December 31, 1999, we recognized total identifiable intangible assets and goodwill of approximately $18,435,000 and related amortization expense of approximately $595,000. We also recognized approximately $21,719,000 in our net excess investment over the equity in the net assets of acquired companies and related amortization expense of approximately $742,000.

From January 1, 2000 to March 31, 2000, we recorded total identifiable intangible assets and goodwill of approximately $25,934,000 and related amortization expense of approximately $3,415,000 in connection with acquisitions of interests in consolidated associated companies. We also recognized approximately $87,583,000 in our net excess investment over the equity in the net assets of associated companies and related amortization expense of approximately $6,231,000 during this period. In April 2000, we recognized approximately $35,770,000 in our net excess investment over the equity in the net assets of associated companies.

We expect to amortize our identifiable intangible assets and goodwill and our net excess investment over the equity in net assets in associated companies as follows: 2000—$56,178,000 (including a total of $9,646,000 amortized in the first three months of 2000); 2001—$62,589,000; 2002—$61,253,000; 2003—$6,565,000. As we continue to complete acquisitions, the amortization amounts relating to both (1) identifiable intangible assets and goodwill and (2) our net excess investment over the equity in net assets in associated companies and, accordingly, the negative impact on our earnings will increase. Further, we may complete larger transactions in

the future than we have completed to date, which could result in higher amortization charges and a greater adverse effect on future earnings.

Our losses will be increased, or our earnings, if we have them in the future, will be reduced, by charges associated with our issuances of options and preferred stock.

Our amortization of stock-based compensation expenses will increase our losses or reduce our earnings, if we have them in the future. Through April 30, 2000, we granted options to purchase a total of 7,051,522 shares of our class A common stock, and issued 116,665 shares of restricted stock, under our 1999 Stock Incentive Plan to our employees, non-employee directors and consultants, including options to purchase 3,533,904 shares during 1999. As of April 30, 2000, options to purchase 8,000 shares had been cancelled and 22,510 shares of restricted stock issued upon exercise of options had been forfeited. The options and restricted stock were granted with exercise prices lower than the deemed fair value, for financial reporting purposes, of our class A common stock at the dates of grant. In connection with the options and restricted stock, we recorded unearned stock-based compensation of approximately $27,408,000 in 1999, approximately $81,508,000 in the first quarter of 2000 and approximately $5,955,000 in April 2000. The total unearned stock-based compensation will be amortized as stock-based compensation expense in our consolidated financial statements over the vesting period of the applicable options or shares, generally four years in the case of options granted to employees and one year in the case of options granted to non-employee directors and restricted stock issued to employees. In 1999, we amortized approximately $747,000 of stock-based compensation expense, and, for the three months ended March 31, 2000, we amortized approximately $7,150,000 of this stock-based compensation expense. We expect to amortize the unearned stock-based compensation as follows: 2000—$34,141,000 (including a total of $7,150,000 amortized in the first three months of 2000); 2001—$27,426,000; 2002—$26,614,000; 2003—$24,669,000; and 2004—$1,274,000, which will increase our losses or reduce our earnings, if we have them in the future, in those years. These types of charges may increase in the future.

In March 2000, we issued an option to purchase 166,666 shares of our class A common stock with an exercise price of $6.00 per share to one of our non-employee directors, of which 125,000 shares relate to a consulting agreement between that director and us. Additionally, in February and March 2000, we issued options to purchase 108,295 shares of our class A common stock with exercise prices ranging from $10.50 to $13.50 per share to consultants. These options issued to a non-employee director and to consultants are included in the options discussed in the preceding paragraph. We will record a total future expense of approximately $6,893,000 relating to the portion of these options issued for consulting services. We will recognize this total future expense over the three-or-four year vesting period of the consulting agreements, which will increase our losses or reduce our earnings, if we have them in the future, in those years. We will continue to revalue the services on a quarterly basis based upon our future publicly traded stock price and adjust our expense incurred accordingly. The future value of these potential additional charges cannot be estimated at this time, because the charges will be based on the future fair value of our class A common stock. In the future we may incur similar charges in connection with other stock option awards to consultants, including members of our advisory board, which will reduce our earnings, or increase our losses, in the affected periods. These types of charges may increase in the future.

During January 2000, our employees acquired interests in 13 companies that we established in October and November 1999. For financial reporting purposes, the deemed fair value of the employees' share of these companies was approximately $24,225,000 more than the total amount contributed by the employees. Therefore, we have recorded that amount as unearned stock-based compensation expense for the first quarter of 2000. The total unearned stock-based compensation will be amortized as stock-based compensation expense in our financial statements ratably over four years, which represents the vesting period of the shares issued. We amortized approximately $1,514,000 of this stock-based compensation expense for the three months ended March 31, 2000. We expect to amortize a total of $6,056,000 in 2000 (including $1,514,000 amortized in the first three months of 2000) and $6,056,000 in each of 2001, 2002 and 2003, which will increase our losses or reduce our earnings, if we have them in the future, in those periods. These types of charges may increase in the future.

The following table summarizes the unearned stock-based compensation charges as of April 30, 2000 that we expect to amortize over the next five years:

Year	Unearned Stock-Based Compensation Charge
2000	$40,197,000*
2001	33,482,000
2002	32,670,000
2003	30,725,000
2004	1,274,000

*Includes $8,664,000 amortized in the first three months of 2000.

The unearned stock-based compensation charges shown in the table above do not reflect potential additional charges associated with options granted to consultants, as discussed above. The future value of these potential charges cannot be estimated at this time because the charges will be based on the future value of our stock.

In connection with the issuance of our series E convertible preferred stock on March 14, 2000, we recorded a non-cash preferred stock dividend of $18,284,327, which relates to the deemed beneficial conversion feature associated with that preferred stock.

In connection with the issuance of our series F convertible preferred stock on February 11, 2000, we recorded a non-cash preferred stock dividend of $7,530,000, which relates to the deemed beneficial conversion feature associated with that preferred stock.

Our losses will be increased, or our earnings, if we have them in the future, will be reduced, by the sum of the amortization charges described above.

The following table summarizes the fixed charges as of March 31, 2000 that we currently expect to incur over the next five years for amortization of (1) identifiable intangible assets and goodwill, (2) our net excess investment over our equity in the net assets of associated companies and (3) unearned stock-based compensation:

Amortization of:	Year				
	2000	2001	2002	2003	2004
Identifiable Intangible Assets and Goodwill	14,570,000	14,776,000	14,181,000	750,000	—
Our Net Excess Investment	41,608,000	47,813,000	47,072,000	5,815,000	—
Unearned Stock-Based Compensation	40,197,000	33,482,000	32,670,000	30,725,000	1,274,000
Total	96,375,000	96,071,000	93,923,000	37,290,000	1,274,000

(1) These unearned stock-based compensation charges do not reflect potential additional charges associated with options granted to consultants, as discussed above. The future value of these potential charges cannot be estimated at this time because the charges will be based on the future value of our stock.

As discussed above, these charges will increase our losses or reduce our earnings, if we have any in the future, in the affected periods.

We may not be able to secure additional financing when we need it in the future to support our growth.

In the future, we expect to need to access the public and private equity or debt markets periodically to obtain the funds we need to acquire interests in and establish new associated companies and to otherwise support our operations and continued growth and the operations and growth of our associated companies. For

example, we expect that the substantial majority of the cost of constructing and developing our planned 400,000 square foot facility in Chicago, currently estimated to be approximately $80,000,000, will be funded through third-party financing. Our future capital requirements will depend in large part on the number of associated companies in which we acquire interests and which we establish, the amounts of capital we provide to these companies and the timing of these payments. Our plans and the related capital requirements will be dependent on various factors, such as developments in our markets and the availability of acquisition and entrepreneurial opportunities. We may not be able to obtain financing on acceptable terms, or at all, when we need it. If we require, but are unable to obtain, additional financing in the future on acceptable terms, or at all, we will not be able to continue our business strategy, respond to changing business or economic conditions, withstand adverse operating results or compete effectively.

Our management has not previously actively managed, operated or promoted Internet companies, and if they cannot do so effectively, our business strategy will fail.

Our strategy involves helping associated companies grow and access the public capital markets by providing them with management and operational support. Our senior management has not previously actively managed, operated or promoted Internet companies, and we cannot assure you that they will be able to do so effectively. In addition, we may acquire interests in or establish business-to-business e-commerce companies focused on industries in which our senior management has little experience. If our senior management cannot effectively manage, operate and promote our associated companies, they may not become profitable or gain access to the public capital markets, and we may be unable to convince new companies to join our network.

Our success is dependent on the retention of Andrew J. Filipowski.

We believe that Andrew J. Filipowski, our Chairman and Chief Executive Officer, is critical to our success. If we lost the services of Mr. Filipowski, our ability to attract associated companies, promote our business and that of our associated companies and raise additional capital would be severely limited, and our business could fail. We do not maintain key man life insurance on Mr. Filipowski.

Our key personnel have entered into non-compete agreements which could prevent us from engaging in certain activities and acquiring interests in some companies.

Andrew J. Filipowski, Michael P. Cullinane, our Executive Vice President, Chief Financial Officer and Treasurer and a director, and Paul L. Humenansky, our Executive Vice President and a director, have entered into consulting and non-compete agreements with PLATINUM *technology* International, *inc.*, now a wholly-owned subsidiary of Computer Associates International, Inc. These agreements prohibit Mr. Filipowski until June 29, 2007, and each of Messrs. Cullinane and Humenansky until June 29, 2004, from participating or engaging, directly or indirectly, in the development, manufacture, marketing or distribution of any products or services offered by PLATINUM as of March 29, 1999, or any products or services offered by PLATINUM after that date and in which they had actively participated. PLATINUM was, as of March 29, 1999, and continues to be, engaged in the business of developing, marketing and supporting software products for managing information technology infrastructures and providing related professional services. As of March 29, 1999, PLATINUM also offered products and services for the creation, deployment and management of web content.

Under the agreements, competitive activities which Messrs. Filipowski, Cullinane and Humenansky are prohibited from conducting include:

- selling goods or rendering services, or assisting another person to sell goods or render services or attempt to sell goods or render services, of the type, or similar to the type, sold or rendered by PLATINUM, as described above; and
- soliciting, or assisting another person to solicit or attempt to solicit, persons or entities that were current customers of PLATINUM or its affiliates before the end of the respective employment periods of Messrs. Filipowski, Cullinane and Humenansky, unless the solicitation of these customers is for goods or services unrelated to any activity which competes with PLATINUM.

Larry S. Freedman, our Executive Vice President, General Counsel and Secretary, has entered into a consulting and non-compete agreement with Computer Associates, the parent of PLATINUM, containing terms substantially similar to those of Messrs. Filipowski, Cullinane and Humenansky. This agreement terminates on June 29, 2001.

To manage our business effectively with respect to these agreements, we have consulted with PLATINUM and Computer Associates before making any acquisition to confirm that it would not result in a breach of these agreements. If the relevant parties to these agreements were to deem our activities or those of any proposed associated company to be prohibited by these consulting and non-compete agreements, we might not be able to conduct those activities or acquire interests in that associated company. To date, neither PLATINUM nor Computer Associates has raised any objection to any of our acquisitions or business activities or those of our associated companies, including the web design and deployment operations of Xqsite. In the future, however, these consulting and non-compete agreements could limit our business opportunities, which could impair our success. Sanjay Kumar, one of our directors, is the President and Chief Operating Officer and a director of Computer Associates. Mr. Kumar could have conflicting fiduciary obligations to us and Computer Associates as to enforcement of the non-compete agreements.

There are numerous conflicts of interest among associated companies and our officers, directors and stockholders.

To further our business strategies, we have adopted policies of (1) encouraging our directors to present acquisition and other business opportunities to us in which they may already have a financial interest and with which they are therefore familiar, (2) entering into strategic transactions and relationships with companies with which our directors are affiliated and (3) creating incentives for our employees, including our senior management, by offering them equity not only in us, but also directly in various associated companies. The implementation of these policies presents numerous conflicts of interest which are discussed below. We intend to continue to follow these policies and, therefore, continue to enter into conflict of interest transactions and relationships.

We provide our employees with 20% of the initial equity of associated companies that we establish, and we intend to cause these companies to issue options to purchase shares of common stock representing up to 20% of the outstanding equity in these companies to their employees and service providers, including our employees.

When we establish an associated company, we generally provide to all of our employees, including our executive officers, as of December 31, 1999, approximately 20% of the initial outstanding equity, subject to vesting, of that associated company. These employees were given the opportunity to purchase common stock of each of the associated companies that we have established to date: Brandango, Buzz divine, dotspot, eXperience divine, FiNetrics, Host divine, Justice divine, Knowledge divine, OfficePlanIt.com, salespring, shō research, Talent divine and Xqsite. These stock issuances could encourage our employees, including our executive officers, to focus their attention and resources disproportionally on those associated companies in which they have interests, particularly the associated companies that they believe have the greatest potential for completing public offerings in the near future. In addition, the president of shō research was allowed to purchase 20% of that company, and three key employees of Brandango were allowed to purchase an aggregate of approximately 15% of that company. Except for these issuances, none of the stock of any of the associated companies that we have established to date was issued to employees of that company or of any other associated company. Also, for each associated company that we establish, we intend to cause that company to issue options to purchase shares of common stock representing up to 20% of its outstanding equity to employees and service providers of that company, including our employees. We have not yet determined specifically how these options will be allocated, but currently expect that the majority of these options will be granted to employees of that associated company. As a result of these issuances of stock and options, we may have as little as 50% of the economic interest in associated companies that we establish, even if we have contributed substantially all of their operating capital. Additionally, some of these associated companies may seek third-party financing, which, if

obtained, could further reduce our equity interests in these companies. They may also enter into business combination transactions that could similarly reduce our equity interests.

Some of our executive officers and directors and their affiliates have management positions with, and economic interests in, several of the associated companies in which we have acquired interests, which may create conflicts with our interests.

The following executive officers and members of our Board of Directors have management positions with, or economic interests in, our associated companies:

- Mr. Filipowski is a director of BeautyJungle.com and beneficially owns approximately 2.1% of BeautyJungle.com. We beneficially own approximately 61.0% of BeautyJungle.com.

- Mr. Filipowski and Scott Hartkopf, our President and a director, are directors of closerlook, inc. We beneficially own approximately 42.6% of closerlook.

- Mr. Filipowski is the chairman of the board of directors of iGive.com and, at the time we acquired an interest in i-Give.com, converted $800,000 of personal loans previously made by him to iGive.com into iGive.com's common stock. Mr. Filipowski beneficially owns approximately 14.6% of iGive.com. We beneficially own approximately 32.1% of iGive.com.

- Messrs. Filipowski and Humenansky are directors of OpinionWare.com and beneficially own a total of approximately 10.4% of the equity of OpinionWare.com. In addition, Mr. Filipowski's son beneficially owns less than 1% of its equity. We beneficially own approximately 54.4% of OpinionWare.com.

- Mr. Filipowski is a director of Panthera Productions, beneficially owns, through his shared control over a charitable foundation, 14.9% of Panthera and has personally loaned Panthera approximately $306,000. We beneficially own approximately 62.9% of Panthera.

- Mr. Filipowski is a director of Perceptual Robotics and beneficially owns approximately 2.3% of its equity. We beneficially own approximately 33.4% of Perceptual Robotics. Perceptual Robotics beneficially owns 166,666 shares of our class A common stock.

- Mr. Filipowski is a director of Sequoia and beneficially owns less than 1% of its equity. We beneficially own approximately 8.8% of Sequoia. Mr. Humenansky and an entity controlled by Mr. Freedman participated in the directed share program of the initial public offering of Sequoia. Mr. Humenansky purchased 1,000 shares for $8,000, and the entity controlled by Mr. Freedman purchased 500 shares for $4,000.

- Messrs. Filipowski, Humenansky and Cullinane; and James E. Cowie, Thomas P. Danis, Arthur P. Frigo, Jeffrey D. Jacobs and Lawrence F. Levy, five of our directors, collectively, beneficially own approximately 22.2% of the equity of Platinum Venture Partners II, L.P., which beneficially owns approximately 3.6% of The National Transportation Exchange. Additionally, Messrs. Filipowski, Humenansky and Cullinane, collectively, beneficially own approximately 31.0% of the equity of Platinum Venture Partners, Inc., which owns a 1.0% limited partnership interest in Platinum Venture Partners II. We beneficially own approximately 5.3% of The National Transportation Exchange.

- Gian Fulgoni and George Garrick, two of our directors, are directors of bid4real.com and beneficially own, collectively, a total of approximately 2.3% of bid4real.com. We beneficially own approximately 54.3% of bid4real.com.

- Mr. Fulgoni is the founder and chairman of comScore and beneficially owns approximately 20.7% of comScore. Mr. Garrick beneficially owns 1.2% of comScore. We beneficially own approximately 0.9% of comScore.

- Craig D. Goldman, one of our directors, beneficially owns less than 1% of LAUNCHworks. We beneficially own approximately 39.7% of LAUNCHworks. Giving effect to the exercise of warrants that we hold, we would beneficially own approximately 50.9% of LAUNCHworks.

- Steven Kaplan and Mohanbir Sawhney, two of our directors, are members of CapacityWeb.com's advisory board. Michigan & Oak, LLC, a venture advisory firm of which Messrs. Kaplan and Sawhney are principals, beneficially owns approximately 3.8% of CapacityWeb.com. We beneficially own approximately 44.8% of CapacityWeb.com. In addition, Michigan & Oak is entitled to a finders fee of approximately $225,000, 5% of the amount paid by us for our interest in CapacityWeb.com. Michigan & Oak will be entitled to similar fees on other transactions which it brings to us.

- Tim Stojka, one of our directors, is the Chief Executive Officer of Commerx and beneficially owns approximately 14.7% of Commerx. We beneficially own approximately 1.0% of Commerx.

- Messrs. Filipowski, Cullinane and Freedman and Scott Hartkopf, our President and a director, are directors and executive officers of mindwrap. Mr. Humenansky and Lynn Wilson, our Executive Vice President and Chief Operating Officer, are also directors of mindwrap. We beneficially own approximately 97.1% of mindwrap.

- Robert Jay Zollars, one of our directors, is the Chairman, President and Chief Executive Officer of Neoforma.com and beneficially owns approximately 7.6% of Neoforma.com. Mr. Filipowski is a director of Neoforma.com and beneficially owns less than 1% of its equity. We beneficially own approximately 1.5% of Neoforma.com. Messrs. Cullinane, Humenansky and Hartkopf and an entity controlled by Mr. Freedman participated in the directed share program of the initial public offering of Neoforma.com. These persons purchased the following number shares at the following total prices: Mr. Cullinane—250 shares, $3,250; Mr. Humenansky—250 shares, $3,250; Mr. Hartkopf—2,500 shares, $32,500; and Mr. Freedman's entity—250 shares, $3,250.

- Each of Messrs. Filipowski, Cullinane, Humenansky, Hartkopf, Freedman and Wilson is a director and/or executive officer of one or more of the following associated companies that we established: Brandango, Buzz divine, dotspot, eXperience divine, Host divine, Knowledge divine, OfficePlanIt.com, salespring, shō research, Travel divine and Xqsite. We beneficially own approximately 81% of each of these associated companies, with the exception of Brandango, of which we beneficially own approximately 66%, and shō research, of which we beneficially own approximately 60%.

These individuals may have conflicting fiduciary obligations to our stockholders and the stockholders of the associated companies in which they hold management positions. In addition, they may have conflicts between our interests and their personal financial interests in these associated companies, although they do not vote as directors on transactions involving entities in which they hold interests. In the future, we may acquire interests in other companies in which our directors and executive officers have management and economic interests.

Members of our Board of Directors are executive officers and directors of companies and equity investment firms that may compete with us to acquire interests in, and, in some cases, provide services to, business-to-business e-commerce companies.

The following members of our Board of Directors are executive officers and/or directors of companies, equity investment firms and other capital providers that may regularly compete with us to acquire interests in, and, in some cases, provide services to, business-to-business e-commerce companies:

- Robert Bernard is the Chairman and Chief Executive Officer of marchFIRST, Inc., an information technology firm, which recently formed a venture capital fund to invest in e-commerce businesses and technologies and established a new practice to help large corporate clients create Internet spin-offs.

- Mr. Cowie is a General Partner of Frontenac Company, a Chicago-based private equity firm.

- Mr. Cullinane is a director of Volatus Technology Group, Inc., an Indiana-based provider of capital and infrastructure services.

- Michael M. Forster is a Senior Partner of Operations of Internet Capital Group, a provider of capital and services to Internet businesses.

- Mr. Goldman is a director of CMGI, a provider of capital and services to Internet businesses.

- Joseph D. Gutman is a Managing Director of Goldman Sachs & Co., an investment banking firm which directly and through affiliates makes private equity investments.

- David Hiller is the Senior Vice President/Development of the Tribune Company, which has a strategic investment unit known as Tribune Ventures, a provider of capital to new media and broadband communications businesses.

- Messrs. Kaplan and Sawhney are principals of Michigan & Oak, LLC, a venture advisory firm.

- Richard P. Kiphart is a General Partner and head of the Corporate Finance Department of William Blair & Company, an investment banking firm which directly and through affiliates makes private equity investments.

- Mr. Kumar is a principal of JK&B Management, L.L.C., a Chicago-based private equity fund.

- Ronald D. Lachman is the co-founder and President of Lachman Goldman Ventures, a company which funds and builds management teams for networking and software related companies.

- Eric C. Larson is the Managing Partner of Bank One Equity Capital, a private equity investment unit of Bank One Corporation.

- William A. Lederer is the founder and President of Minotaur Capital Management, an Illinois-based investment firm.

- Bruce V. Rauner is a principal of GTCR Golder Rauner, L.L.C., a Chicago-based company that manages private equity funds.

- Alex C. Smith is the Vice President of Dell Ventures, a venture capital division of Dell USA L.P., which holds the greatest number of shares of our class A common stock and is a subsidiary of Dell Computer Corporation. Thomas J. Meredith is the Senior Vice President and Chief Financial Officer of Dell Computer Corporation.

- James C. Tyree is the Chairman and Chief Executive Officer of Mesirow Financial, which has a private equity investment unit.

In addition, many of our other directors are executive officers of other companies that may, from time-to-time, compete with us to make particular acquisitions or provide particular services.

Our executive officers and directors have interests in entities that provide products or services to, or have other economic arrangements with, us or our associated companies, which may result in business being conducted with these entities on terms less favorable to us or our associated companies than could be obtained in transactions with unaffiliated parties.

The following executive officers, directors and nominee for directorships have interests in entities that provide products or services to, or have other economic arrangements with, us or our associated companies:

- Mr. Filipowski is a manager of Blackhawk, LLC. He also owns 33.3% of Blackhawk. From July 1999 through June 2000, we have paid, or are obligated to pay, Blackhawk $50,000 a month for an option to lease a 400,000 square foot facility in Chicago or purchase the property on which the facility is to be constructed. We have exercised our option to purchase the property for $9,750,000 plus all costs and expenses of Blackhawk associated with the property, for a total of approximately $12,000,000. We can complete this purchase at any time before June 30, 2000 or, if we pay an additional $50,000 to Blackhawk, July 31, 2000. Based on our most recent internal discussions regarding plans for the facility, we currently estimate that our budget for the land acquisition and

construction and the development of the facility will total between $60,000,000 and $80,000,000. However, this budget may change as we finalize plans for the facility. We expect that the majority of the construction and development costs will be funded through third-party financing and that approximately $14,000,000 of this amount will be reimbursed to us through tax-increment financing. We currently anticipate that the facility will be ready for occupancy by summer 2001. However, the timing of our development of the facility, as well as the scale and final design of the facility, will depend on the anticipated space needs of us and other projected users of the facility, issues relating to access to the property and the availability of third-party financing.

- Mr. Filipowski owns 33.3% and is a manager of Habitat-Kahney, LLC. On January 7, 2000, we entered into a ten year lease with Habitat-Kahney for additional office space in Chicago, Illinois. Our rent under this lease is $730,080 per year, with an increase of 2% for each year of the lease.

- Messrs. Filipowski, Cullinane and Humenansky beneficially own a total of approximately 8.3% of Platinum Entertainment. Additionally, Messrs. Filipowski, Cullinane, Humenansky, Cowie, Danis, Frigo, Fulgoni, Jacobs and Levy have economic interests in Platinum Venture Partners I and/or Platinum Venture Partners II, which, collectively, beneficially own a total of approximately 5.8% of Platinum Entertainment. On December 30, 1999, LiveOnTheNet.com, one of our associated companies, entered into a license agreement with Platinum Entertainment to use Platinum Entertainment's library of digital music and video, interview and other performance content. LiveOnTheNet.com has paid $2,000,000 to Platinum Entertainment for the initial term of the license, the length of which is based on website use and downloads, and may renew the license for two additional terms at the same license fee.

- Mr. Bernard is the Chairman and Chief Executive Officer of marchFIRST. On January 21, 2000, we entered into a contract under which marchFIRST provides us with information technology consulting services when we need them. We have paid marchFIRST approximately $400,000, and owe them an additional approximately $500,000, for consulting services through April 30, 2000. We expect to incur approximately $2,100,000 of additional expenses for marchFIRST consulting services through September 2000. We have agreed to sell to marchFIRST, concurrent with our completion of this offering, for cash in a private placement, a number of shares of our class C convertible common stock having an aggregate initial public offering value of $15,000,000.

- Peter Bynoe is a partner of Piper Marbury Rudnick & Wolfe, which provides legal services to some of our associated companies under an exclusive agreement with Justice divine, one of our associated companies. Piper Marbury also provides legal services to other companies that are customers of Justice divine but are not part of our network of associated companies. Piper Marbury bills companies directly for these services. The total cost for these services through April 30, 2000 was approximately $263,000, including approximately $226,000 for services for associated companies. Justice divine does not recognize the fees paid to Piper Marbury as revenues, but receives a management fee from each company based on the charges to that company. In addition, partners in Piper Marbury purchased for a total of $700,000, 700,000 shares of our series C preferred stock, which will convert into 116,666 shares of class A common stock in connection with the completion of this offering.

- Mr. Danis is the Managing Director of Aon Risk Services of Southern California and is a Managing Director of Aon Risk Services' Mergers and Acquisitions Group. Through June 2000, Teresa L. Pahl was the Chairman of Aon Enterprise Insurance Services, Inc., an affiliate of Aon Risk Services of Missouri, and an Executive Vice President of Aon Group, Inc., a subsidiary of Aon Corporation. We have paid Aon Risk Services of Missouri approximately $241,000 as broker with respect to our directors and officers liability insurance. We have agreed to sell to Aon Corporation, concurrent with our completion of this offering, for cash in a private placement at the initial public offering price, a number of shares of our class C convertible common stock having an aggregate initial public offering value of $25,000,000. We have also entered into a non-binding memorandum of understanding with Aon to develop an insurance services component of FiNetrics, as well as a reinsurance business, which may include Aon acquiring an ownership interest in FiNetrics.

- Arthur Hahn is a partner of Katten Muchin Zavis, one of our legal counsel. Katten Muchin Zavis has provided us with legal services since our inception. The cost to us for these services from our inception through April 30, 2000 was approximately $5,000,000. We paid $400,000 of this total billed amount by issuing Katten Muchin Zavis 400,000 shares of our series C preferred stock, which will convert into 66,666 shares of our class A common stock in connection with the completion of this offering. Mr. Hahn transferred to Katten Muchin Zavis 20,833 of the shares of our class A common stock acquired by him for $0.006 per share in his capacity as a director and a 50% beneficial interest in the option to purchase 8,333 shares of our class A common stock that was granted by us to him, which option was subsequently exercised by Mr. Hahn on his own behalf and on behalf of Katten Muchin Zavis. As a result, Katten Muchin Zavis will own 91,665 shares of class A common stock upon the completion of this offering. Additionally, KMZ-DI Investors, an entity owned by partners in Katten Muchin Zavis, and partners in Katten Muchin Zavis as individuals, including Mr. Hahn, collectively purchased for a total of $2,350,000, 2,350,000 shares of our series C preferred stock, which will convert into 391,666 shares of class A common stock in connection with the completion of this offering.

- Mr. Kiphart, one of our directors, is a principal of William Blair & Company, one of the underwriters of this offering. William Blair is receiving a fee as agent of Skyscraper Ventures, L.P. in connection with its capital raising efforts. This fee will be equal to 1.75% of the total capital raised for the fund by William Blair.

- Michael Leitner is the Vice President, Corporate Development of 360networks, inc. We have agreed to sell to 360networks, for cash in a private placement concurrent with our completion of this offering, 2,000,000 shares of our class C convertible common stock at a price of $1.00 per share and 2,000,000 shares of our class C convertible common stock at the initial public offering price, for a total purchase price of $30,000,000. Based on the midpoint of the estimate price range of this offering, $14.00, these shares will have a market value of $56,000,000 upon completion of this offering. On April 26, 2000, 360networks sold us 93,545 subordinated voting shares at a price of $5.00 per share and 280,636 subordinated voting shares at a price of $13.23 per share, which represents the 360networks initial public offering price less underwriting discounts, for a total purchase price of $4,180,539. These shares had a market value of approximately $5,239,000 at the time of completion of 360networks' initial public offering. We expect to account for the difference between the estimated discount being received by 360networks and the discount received by us on our purchase of shares of 360networks, as a preferential distribution of approximately $22,942,000. We have also entered into a non-binding memorandum of understanding with 360networks that provides that 360networks will be a preferred supplier of bandwidth and switched data services to us and our associated companies in markets where 360networks has an established presence and provides the lowest industry rates. This memorandum of understanding requires 360networks to provide us with a 5% discount to the lowest comparable competitive rates, but does not, however, require us to purchase minimum amounts of these services. We cannot currently quantify the amount of bandwidth and switched data services, if any, that we and our associated companies will purchase from 360networks under this memorandum of understanding, in part, because we have a commitment to purchase similar services from Level 3.

- Mr. Leitner also serves as a Senior Director of Corporate Development of Microsoft. On January 28, 2000, we entered into an Alliance Agreement with Microsoft, which was amended on March 29, 2000, under which we agreed to incorporate Microsoft products, technologies and services into our systems and the web application hosting services that we provide to our associated companies. Under this agreement, we are obligated to purchase approximately $15,300,000 of Microsoft software and services over the next four years and have committed to use commercially reasonable efforts to encourage our associated companies to migrate to Microsoft software solutions, including expending $4,000,000 to promote these solutions. In addition, under this agreement, we have agreed to use commercially reasonable efforts to establish and staff an office in Seattle within 60 days after the completion of this offering and to develop a Seattle-based incubator habitat by May 2001, and have

committed to contribute at least $50,000,000 in capital for our Seattle operations for projects and acquisitions. We have also agreed to sell to Microsoft, concurrent with our completion of this offering, for cash in a private placement at the initial public offering price, a number of shares of our class A common stock having an aggregate initial public offering value of $50,000,000.

- Messrs. Smith and Meredith are affiliated with Dell Computer Corporation. We have paid approximately $4,100,000 to Dell, and additionally owe Dell approximately $1,300,000, for purchases of computers and servers through April 30, 2000. We expect these purchases to continue as we grow.

- Aleksander Szlam, one of our directors, is the Chairman and Chief Executive Officer of eShare Technologies, Inc. Brandango, one of our associated companies, has entered into a license agreement with eShare to use eShare's software programs and receive related support and maintenance services. Brandango has agreed to pay $1,700,000 for the license and support and maintenance through March 1, 2001. Future payments for support and maintenance will be mutually agreed to by the parties.

We expect to continue to enter into transactions with businesses in which our executive officers and directors have interests. These current and future transactions may be on terms less favorable to us than could be obtained in transactions with unaffiliated parties. In addition, we may enter into transactions which we would not have entered into in the absence of our relationship with the affiliated party. Further, our executive officers and directors may have conflicts between our interests and their personal financial and other interests in the other parties to those transactions.

We manage a venture capital fund which will invest in start-up and early-stage companies, and we may have conflicts in allocating opportunities between us and the fund when acquiring interests in these companies.

Through Skyscraper Management, L.L.C., our wholly-owned subsidiary, we manage Skyscraper Ventures, L.P. (formerly known as Big Shoulders interTech Fund, L.P.) as general partner, and we also have a limited partnership interest. Skyscraper Ventures is a venture capital fund which generally will invest in start-up and early-stage companies located in Illinois and generally will make initial investments of between $250,000 and $3,500,000 in each company. The fund may, however, make larger or smaller investments in these companies and investments in companies outside Illinois.

We may have conflicts of interest in allocating opportunities to acquire interests in technology and e-commerce companies between us and the fund. In general, we intend to allocate all opportunities involving Illinois-based companies which require an initial investment of $3,500,000 or less to the fund, although we are not obligated to do so. The fund will form an advisory board consisting of representatives of some limited partners of the fund to assist us in managing these conflicts of interest. We are not entitled to representation on the fund's advisory board, and none of the advisory board's members will be affiliated with us. Specifically, the fund has established the following policies concerning conflicts of interest:

- The fund must obtain the approval of its advisory board before investing in a company in which we or any of our affiliates have previously acquired an interest.

- The fund must obtain the approval of its advisory board before investing jointly with us in a company in which none of the fund, us or any of our affiliates has an interest if the economic terms of the joint investment are not substantially similar, although no approval is required if the fund's investment is made on the same terms and conditions as any unaffiliated third party participating in the joint investment.

- We must provide notice to the fund's advisory board before acquiring an interest in a company in which the fund has previously invested, although no approval of the fund's advisory board is required.

- We must provide notice to the fund's advisory board before permitting a company in which we or our affiliates hold 25% or more of the equity interests to acquire 50% or more of the equity interests of a company in which the fund has an interest, although no approval of the fund's advisory board is required.

As a result, we may forego acquiring interests in some companies that would otherwise meet our acquisition criteria and allocate these opportunities to the fund. You will not have the opportunity to evaluate the merits of any particular opportunity before we make these determinations, and you must rely on our management to manage the conflicts of interest appropriately.

We have entered into an agreement with some of our stockholders who have representatives on our Board of Directors that limits the obligations of these stockholders and their representatives to present us with business opportunities.

Under an agreement with Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, First Chicago Investment Corporation, Cross Creek Partners X, LLC, Mesirow Capital Partners VII, Dell USA, CBW/SK divine Investments, Microsoft and the other holders of our series D and D-1 preferred stock, we have agreed that neither these stockholders nor representatives on our Board of Directors who are affiliated with them have any obligation to us, our stockholders or any other party to present business opportunities to us before presenting them to other entities, other than opportunities that are presented to director representatives solely in, and as a direct result of, their capacity as our directors. As a result, we may be denied opportunities to establish or acquire interests in prospective associated companies that would otherwise be available.

CMGI, one of our shareholders, may compete with us to acquire interests in, and provide services to, business-to-business e-commerce companies.

CMGI, one of our competitors, purchased 18,284,327 shares of our convertible preferred stock on March 14, 2000, which will convert into 3,047,387 shares of class A common stock upon completion of this offering, for $18,284,327. In addition, we have agreed to sell to CMGI, concurrent with the completion of this offering, in a private placement at the initial public offering price, a number of shares of our class A common stock so that, at that time but without giving effect to our other concurrent private placements, CMGI will own 4.9% of our class A common stock, in exchange for a number of shares of CMGI common stock with an equivalent value on the date we complete this offering. We expect to issue approximately 1,722,262 shares of our class A common stock to CMGI in this concurrent private placement. CMGI competes with us to acquire interests in, and provides services to, business-to-business e-commerce companies. Under the written agreement providing for the stock issuances to CMGI, we and CMGI have each agreed to attempt to use and promote the products and services of the other's associated companies. These transactions may be on terms less favorable than could be obtained with unaffiliated third parties. In addition, one of our directors, Craig D. Goldman, is also a director of CMGI. Also, Gregory Jones and David Tolmie, two of our directors, are chief executive officers of companies that have been acquired by CMGI. As a result of CMGI's ownership of our stock and the service of Messrs. Goldman, Jones and Tolmie on our Board of Directors, CMGI may have the opportunity to influence our business in a way that may benefit CMGI.

We may have conflicts with associated companies with business models similar to our own.

Two of our associated companies, LAUNCHworks and Emicom Group, provide capital and infrastructure services to Internet companies through business models similar to our own. We own approximately 39.7% of LAUNCHworks, which is located in Canada, and we will own approximately 33.0% of Emicom Group, which is located in Israel. We may acquire interests in additional companies with business models similar to our own in the future. These companies may compete with us and each other to acquire interests in, and provide services to, business-to-business e-commerce companies. There may be conflicts in allocating opportunities between us and these companies.

We cannot assure you that our conflicts of interest policy will address all potential conflicts of interest adequately.

We have established a policy to address conflicts of interest that arise between us and our directors, officers and affiliates and entities in which these persons have an interest. Under this policy, we intend that any future transactions between us and these persons and entities will be on terms no less favorable to us than can

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be obtained on an arm's length basis from unaffiliated third parties. Further, any of these transactions which we do not consider to be in the ordinary course of business will be subject to approval by the conflicts committee or the acquisition committee of our Board of Directors. However, this conflicts policy cannot guarantee that every contract or other transaction involving a conflict of interest will be on terms as favorable to us as would have existed in the absence of the conflict of interest. Further, this policy cannot guarantee that we will not enter into transactions which we would not otherwise have entered into absent our relationship with the affiliated party. In addition, a pending amendment to the Delaware General Corporation Law, which will likely become effective on July 1, 2000, expressly permits a corporation to waive in advance the corporation's interest or expectations in business opportunities or classes or categories of business opportunities that are presented to the corporation or to one or more of its officers, directors, or stockholders, as those opportunities may be defined by the corporation. Our Board of Directors may consider and take actions as permitted by this new statutory provision. If we waive an opportunity in accordance with this provision, a director would not be required to present the waived opportunity to us, even if pursuing the opportunity could be in our best interest, and instead could present it to other businesses, including the director's own business.

We currently have 43 members of our Board of Directors, which could make it difficult for them to conduct business efficiently.

We currently have 43 members of our Board of Directors and one nominee for election to our Board of Directors, whose election is contingent upon completion of this offering. Our bylaws currently authorize us to have up to 59 directors. This large number of directors could make it difficult for us to convene board meetings, establish a quorum to conduct board meetings and make unanimous written decisions when required. It could also make it difficult for us to make significant decisions in a rapid or timely manner and otherwise conduct business efficiently. In addition, of our 43 directors, only eight: (1) are not our executive officers, (2) do not have management positions with, or economic interests in, our associated companies, (3) are not executive officers and directors of companies and equity investment firms that may compete with us to acquire interests in, and provide services to, business-to-business e-commerce companies, and (4) do not have interests in entities that provide products or services to, or have other economic arrangements with, us or our associated companies.

If we fail to expand our controls and integrate new personnel to support our anticipated growth, our business will suffer.

We are rapidly expanding our controls and integrating new personnel to support our growth, which makes it difficult to maintain our standards, controls and procedures. In addition, to the extent that we are responsible for the internal controls of our associated companies, our systems will be under additional strain. We are still in the process of developing and implementing our operating and financial systems, including our internal systems and controls, and have recently begun integrating our initial associated companies into our operational, financial and managerial systems. Members of our senior management will be required to devote considerable amounts of their time to this development and integration process, which may reduce the time they will have to identify, analyze and acquire interests in new associated companies and provide management and other necessary services to our existing associated companies. To continue to develop our business, we and our associated companies must rapidly hire or redeploy a substantial number of new employees. Since we were founded in May 1999, our employee base had grown to 265 employees as of March 31, 2000, and the employee base of our majority-owned consolidated associated companies had grown to a total of 758 employees as of that date. We and our majority-owned consolidated associated companies plan to hire additional employees in the near future, including over 150 additional employees for our majority-owned consolidated associated companies by December 31, 2000. The recruiting, hiring, training and integration of this large number of employees will place a significant strain on our management and operational resources. To manage our growth effectively, we must successfully develop, implement, maintain and enhance our financial and accounting systems and controls, integrate new personnel and associated companies and manage expanded operations.

Geographic expansion could disrupt our business and that of our associated companies and distract our management from our ongoing business.

We are developing facilities in geographic markets outside of the midwestern United States to house associated companies and provide infrastructure and support services. In this regard, we have begun operations in Austin, Texas and, through our purchase of an interest in LAUNCHworks, Calgary, Alberta, Canada. Also, under our Alliance Agreement with Microsoft, we are required to establish and staff a Seattle office within 60 days after the completion of this offering and to develop an incubator habitat facility in Seattle by May 2001. This expansion could disrupt our business and that of our associated companies and distract our management from our ongoing business, as resources and attention are focused on new facilities and geographic markets. Additionally, we may be unable to recruit or retain qualified management and other key personnel for our new facilities and may fail to acquire interests in or establish associated companies, or build a network of associated companies, in new markets. We could face significantly greater competition from other providers of capital and services to e-commerce companies in these markets than we face in the historically underserved midwestern market. We will also suffer additional operating losses if the revenues generated by new facilities are not adequate to offset the expense of maintaining them.

If we or our associated companies expand internationally, we or they may face difficulties managing remote facilities and will be subject to other challenges, including foreign regulatory requirements and technology standards.

We recently established operations outside of North America by acquiring an interest in Emicom Group, a provider of capital and infrastructure services located in Israel. We and our associated companies expect to develop additional international operations. For example, we have entered into a non-binding letter of intent, which terminates on July 15, 2000, to acquire an interest in a company that plans to provide capital and strategic services to Internet and related companies throughout Latin America. The company will be formed by Consultores Asset Management, S.A., an investor in and developer of Internet companies. We are also contemplating expanding our operations to the Far East, but have not yet determined a timetable for this expansion. Our entry, or the entry of our associated companies, into international markets will require significant management attention and financial resources, which could harm our or their ability to effectively manage existing business. We and our associated companies will also be subject to the following challenges associated with conducting international business:

- difficulties of managing remote offices;
- burdens of complying with foreign laws and regulatory requirements;
- reduced protection of proprietary rights;
- problems in meeting different technology standards;
- increased tax burdens; and
- exposure to general foreign economic declines, currency fluctuations and political instability.

If we are unable to facilitate collaboration among our associated companies, our strategy will not be successful and our associated companies may fail.

Our business strategy is dependent on our ability to facilitate collaboration among our associated companies, including joint marketing, cross-selling and sharing of business information and technical expertise. If we are unable to promote this collaboration, our associated companies will not fully realize the benefits of being part of our network, possibly slowing their growth. As a result, we may have difficulty attracting new companies to our network.

The hosting and other network services which we provide to our associated companies may fail or work improperly due to physical damage, failure of third-party services or other unexpected problems.

We provide hosting and other information technology services, including data warehousing and web server and network facilities, to support our associated companies' operations. Currently, all associated companies that we established, as well as six associated companies—CapacityWeb.com, eFiltration.com, Entrepower,

mindwrap, Viachange.com and Whiplash—in which we acquired interests, depend on us for hosting services and maintenance of their computer systems. We provide these services through associated companies that we control, which currently rely on third-parties for various ancillary services, such as Internet access, and may in the future rely on third parties for server facilities and other hosting services. An unexpected event, such as a power or telecommunications failure, fire or flood, physical or electronic break-in, or computer virus at any of our facilities or server facilities, or those of any third parties on which we rely, could cause a loss of our, and our associated companies', critical data and prevent us from offering services to our associated companies. If our hosting and information technology services were interrupted, our business and the businesses of associated companies using these services would be disrupted, which could result in decreased revenues, lost customers and impaired business reputation for us and them. As a result, we could experience greater difficulty attracting associated companies to join our network. Our business interruption insurance may not adequately compensate us or our associated companies for losses that may occur. A failure by us or any third parties on which we rely to provide these services satisfactorily would impair our ability to support our operations and those of our associated companies and could subject us to legal claims.

Risks Particular to Our Associated Companies and the Business-to-Business E-Commerce Industry

Our associated companies depend on the Internet and the wide-spread acceptance of the business-to-business e-commerce market, which is uncertain.

Our current associated companies rely, and our future associated companies will rely, on the Internet for the critical aspects of their businesses. The development of the business-to-business e-commerce market is in its early stages. If widespread commercial use of the Internet does not continue to develop, or if the Internet does not continue to develop as an effective medium for the provision of products and services, our associated companies may not grow, become profitable or go public.

Our success also depends on the development and widespread acceptance of the business-to-business e-commerce market. The following factors could prevent this acceptance:

- the unwillingness of companies to shift from traditional business processes, which are not based on the Internet, to e-commerce processes;
- a lack of the necessary network infrastructure for substantial growth in the use of e-commerce;
- increased government regulation or taxation of e-commerce;
- insufficient availability of telecommunication services or changes in telecommunication services, resulting in slower response times for users of e-commerce; and
- concern and adverse publicity about the security of e-commerce transactions.

We and our associated companies will not be successful if businesses who do not currently conduct a substantial amount of their business on the Internet do not shift, to a large degree, to e-commerce from their traditional methods of exchanging goods and services.

Our associated companies face intense competition in their product and service markets, and if they cannot compete effectively, they will fail.

Competition for Internet products and services is intense. As the market for e-commerce grows, we expect that competition will intensify. Barriers to entry are minimal, and competitors can offer products and services at a relatively low cost. Further, our associated companies' competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by our associated companies. Many of our associated companies' competitors have greater brand recognition and greater financial, marketing and other resources than our associated companies. This may place our associated companies at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. If our associated companies are unable to compete successfully against their competitors, they will fail. In addition, our associated companies may compete with each other for business-to-business e-commerce opportunities. If this type of competition develops, it may deter companies from joining

our network and limit our business opportunities. Further, we may acquire interests in companies that compete with our current associated companies, which may deprive them of some of the competitive benefits of being part of our network.

Our associated companies may fail if they do not adapt to the rapidly changing e-commerce marketplace.

If our associated companies fail to adapt to the rapid changes in technology and customer and supplier demands, they may not generate revenues or become or remain profitable. Therefore, although we expect all of our current associated companies to generate revenue by the end of 2000, they may not do so. Further, even if they generate revenue by the end of 2000, we do not expect that the majority of them will become profitable by that time.

The e-commerce market is characterized by:
- rapidly changing technology;
- evolving industry standards;
- frequent new product and service introductions;
- shifting distribution channels; and
- changing customer demands.

Our future success will depend on our associated companies' ability to adapt to this rapidly evolving marketplace. They may not be able to adapt their products and services adequately or economically, develop new products and services or establish and maintain effective distribution channels for their products and services. If our associated companies are unable to meet these challenges, they may be unable to sell their products and services and generate revenues. Therefore, their businesses may become or remain unprofitable.

Our associated companies may not be able to attract a loyal base of customers to their web sites or develop relationships with distribution partners, which will negatively affect their ability to generate revenues.

Our success depends on the ability of our associated companies to deliver compelling Internet content, products or services to their targeted customers. Internet users can freely navigate and instantly switch among a large number of web sites. Many of these web sites offer original content, products or services, which may make it difficult for our associated companies to distinguish the content on their web sites sufficiently to attract a loyal base of users. If any associated company fails to differentiate itself from other Internet industry participants, the value of its brand name could decline, and its prospects for future growth would diminish. In addition, our associated companies will need to develop relationships with entities, such as Internet service providers, Internet portals and e-commerce web sites, typically called distribution partners, that can guide or deliver customers to visit our associated companies' web sites. There is intense competition for these distribution partners. Accordingly, maintaining a strong base of distribution partners may be difficult and costly for our associated companies.

Many of our associated companies may grow rapidly and may be unable to manage their growth.

We expect many of our associated companies to grow rapidly. Rapid growth often places considerable operational, managerial and financial strain on a business. To successfully manage rapid growth, our associated companies must accurately project their rate of growth and:
- rapidly improve, upgrade and expand their business infrastructures;
- deliver products and services on a timely basis;
- maintain levels of service expected by clients and customers;
- maintain appropriate levels of staffing;
- maintain adequate levels of liquidity; and
- expand and upgrade their technology, transaction processing systems and network hardware or software or find third parties to provide these services.

Our business will suffer if our associated companies are unable to successfully manage their growth. In addition, many of our associated companies have only recently begun developing their financial reporting systems and controls. As a result, these companies may not be able to provide us with their financial results on a timely basis, making it difficult for us to monitor these companies and assess our financial position.

Our associated companies' growth depends on their ability to attract and retain their key personnel.

We generally direct all of the operating activities of associated companies in which our equity ownership and voting power percentage is greater than 50%. We have significant involvement in and influence over the operating activities of associated companies in which our equity ownership and voting power percentage is at least 20%, but not more than 50%, in part through board representation and rights to participate in material decisions. However, the growth of our associated companies, even those that we have established and those in which our voting power percentage is greater than 50%, will depend on their ability to attract and retain their own senior management personnel to oversee the day-to-day operation of their businesses. As they grow, our associated companies will also need to continue to hire additional technical, marketing, financial and other key personnel, unless they rely on us or other associated companies or third parties to provide these services. A shortage in the availability of required personnel could limit the ability of our associated companies to grow, sell their existing products and services and launch new products and services.

Our associated companies could make business decisions that are not in our best interests or that we do not agree with, which could impair the value of our associated company interests.

We may not be able to control significant business decisions of our associated companies. We currently have no control over each of Commerx, comScore, The National Transportation Exchange, Neoforma.com or Sequoia. We have at least 25%, but less than 50%, of the voting power of each of Aluminium.com, BidBuyBuild, CapacityWeb.com, closerlook, eFiltration.com, Entrepower, eReliable Commerce, Farms.com, i-Fulfillment, iGive.com, iSalvage.com, LAUNCHworks, Martin Partners, Mercantec, Outtask.com, Perceptual Robotics, PocketCard, TV House, Whiplash and Xippix and, therefore, do not have complete control over any of them. We currently have no control over Emicom Group but we expect to own approximately 33% of the voting power of Emicom Group after it completes its current private placement. We expect to continue to acquire less than majority voting interests in associated companies. Further, we may not maintain our current ownership or control levels in our associated companies, including associated companies that we established, if we sell portions of our interests or our associated companies issue additional equity to other parties.

Our ownership of interests in associated companies over which we do not exercise complete control involves additional risks that could cause the performance of our interests and our operating results to suffer, including:

- management of an associated company having economic or business interests or objectives that are different than ours; and

- associated companies not taking our advice with respect to the financial or operating difficulties that they encounter.

Our inability to control our associated companies completely could prevent us from assisting them, financially or otherwise, or could prevent us from liquidating our interests in them at a time or at a price that is favorable to us. Additionally, to the extent we do not completely control them, our associated companies may not collaborate with each other, may not act in ways that are consistent with our business strategy and may compete with us or other associated companies. These factors could hamper our ability to maximize returns on our interests, and cause us to recognize losses on our interests in associated companies.

If we are unable or unwilling to provide our associated companies with the significant additional financing they will need, our interests in them may be diluted or they may fail.

Most of our current associated companies are, and we expect that our future associated companies will be, in the early stages of their development. Our associated companies, including the associated companies that we

established, will require significant amounts of additional capital to compete successfully, meet their business objectives and produce revenues and profits. We are currently unable to predict the future capital needs of any of our associated companies, and we may decide not to provide the additional capital that our associated companies, including the associated companies that we established, require or may not be given the opportunity to provide it. If our associated companies receive capital from other sources, our ownership interest in them may be diluted. If our associated companies are unable to obtain additional capital, they may fail.

Our associated companies may be at a competitive disadvantage if they are unable to protect their proprietary rights or if they infringe on the proprietary rights of others, and any related litigation could be time consuming and costly.

Because all of our associated companies operate or will operate their businesses through web sites and rely on hardware and software to conduct e-commerce, proprietary rights, particularly in the form of trade secrets, copyrights and patents, will be critical to the success and competitive position of all of our associated companies. The actions that our associated companies take to protect their proprietary rights may be inadequate. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and our associated companies may be unable to control the dissemination of their content and products and use of their services due to the global nature of the Internet. A substantial majority of our associated companies license content and technology which they include in their product or service offerings from third parties, and they could become subject to infringement actions as a result. In addition, third parties may claim that our associated companies have violated their intellectual property rights. For example, companies have recently brought claims regarding alleged infringement of patent rights relating to methods of doing business over the Internet. To the extent that any of our associated companies violates a patent or other intellectual property right of a third party, it may be prevented from operating its business as planned, and it may be required to pay damages, to obtain a license, if available, to use the patent or other right or to use a non-infringing method, if possible, to accomplish its objectives. Any of these claims, with or without merit, could subject our associated companies to costly litigation and the diversion of their technical and management personnel. If our associated companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by them will increase, and their profits, if any, will decrease.

Our associated companies' operations may be disrupted by technological problems unrelated to our hosting and information technology services.

Our associated companies' businesses will depend on the efficient and uninterrupted operation of their computer and communications hardware systems to enable them to continuously provide their products and services over the Internet. Our associated companies that do not rely completely on us for hosting and information technology services are dependent, to some extent, on other third parties for technological support. Service interruptions could result from natural disasters, power loss, telecommunications failures and similar events or from other systems failures, bugs or capacity constraints. These interruptions could cause a complete shut-down of our associated companies' businesses, which could result in lost revenues or customers.

If the Internet does not continue to be a reliable commercial medium, our associated companies' businesses could be materially adversely affected.

Continued growth in Internet usage could cause a decrease in the quality of Internet connection service. Web sites have experienced service interruptions as a result of outages and other delays occurring throughout the Internet network infrastructure. In addition, there have been several recent incidents in which individuals have intentionally caused service disruptions of major e-commerce web sites. If these outages, delays or service disruptions frequently occur in the future, usage of our associated companies' products and services could grow more slowly than anticipated or decline, and they may lose revenues and customers.

Concerns regarding security of transactions or the transmission of confidential information over the Internet or security problems experienced by our associated companies may prevent them from expanding their businesses or subject them to legal exposure.

If an associated company does not offer sufficient security features in its online product and service offerings, its products and services may not gain market acceptance, and it could be exposed to legal liability. Despite the measures that may be taken by our associated companies, the infrastructure of each of them will be potentially vulnerable to physical or electronic break-ins, computer viruses or similar problems. If a person circumvents the security measures of our associated companies, that person could misappropriate proprietary information or disrupt or damage the operations of the associated company. Security breaches that result in access to confidential information could damage the reputation of any one of our associated companies and expose it to a risk of loss or liability. All of our associated companies will be required to make significant expenditures, either for internal development efforts or payments to us or other third parties providing security-related services, to protect against or remedy security breaches. Additionally, as e-commerce becomes more widespread, our associated companies' customers may become more concerned about security. If our associated companies are unable to adequately address these concerns, they may be unable to sell their goods and services.

Future government regulation could place financial burdens on the businesses of our associated companies.

Because of the Internet's popularity and increasing use, new laws and regulations directed specifically at e-commerce may be adopted. These laws and regulations may cover issues such as the collection and use of data from web site visitors, including the placing of small information files, or ''cookies,'' on a user's hard drive to gather information, and related privacy issues; pricing; taxation; telecommunications over the Internet; content; copyrights; distribution; domain name piracy; and quality of products and services. In particular, states may impose discriminatory, multiple or special taxes on the Internet if the current moratorium on the application of these taxes, due to end on October 21, 2001, is not extended. If the moratorium ends, federal taxes may also be imposed on e-commerce. These state and federal taxes could cause a decrease in the volume of business-to-business e-commerce. Additionally, new laws or regulations could be enacted which could burden the companies that provide the infrastructure on which the Internet is based, slowing the Internet's rapid expansion and its availability to new users. The enactment of any additional laws or regulations, including international laws and regulations, could impede the growth of the Internet and business-to-business e-commerce or reduce the effectiveness of our associated companies' technology, which could decrease the revenue of our associated companies and place additional financial burdens on our business and the businesses of our associated companies.

Risks Relating to the Offering

You should read this entire prospectus carefully and should not consider any statement about us in published news reports without carefully considering the risks and other information contained in this prospectus.

In an article in *The Chicago Sun-Times* dated May 27, 2000, information regarding our business and this offering was published. Some of the information in the article was attributed to oral statements made by Mr. Filipowski, our Chief Executive Officer, during an interview with *The Chicago Sun-Times*. While some of the factual statements about us in the article are disclosed in this prospectus, the article also includes statements regarding our liquidity and financial condition that are inconsistent with those disclosed in this prospectus. In a *Chicago Sun-Times* article dated June 6, 2000 referencing the May 27, 2000 article, the following statement is attributed to Mr. Filipowski: ''divine, which backs more than 50 tech companies, [has] more than $100 million, enough to last 20 months without a cash infusion.'' The May 27, 2000 statements are also repeated in a May 30, 2000 *Chicago Sun-Times* article, which references a ''burn rate''—our use of cash in operating activities— of $5,000,000 per month. The statements made by Mr. Filipowski do not accurately reflect our financial condition. As of May 31, 2000, we had cash and cash equivalents of approximately $132,052,000. Our burn

rate averaged approximately $13,391,000 for the first three months of 2000 and averaged approximately $14,494,000 for May and June 2000. We are unable to accurately project our future burn rate, because it will be based upon many factors, including revenue growth of us and our consolidated associated companies, employee hiring and retention decisions and the implementation of, and any changes in, business plans. Additionally, according to the May 30 article, ''Filipowski expects the Company to 'begin making money' in eight months.'' This statement made by Mr. Filipowski also does not accurately reflect our financial condition. We cannot now determine when we will begin making money—or become cash flow positive—but do not expect to be cash flow positive in eight months or for the foreseeable future after that time. The statements of Mr. Filipowski have been repeated, sometimes in slightly altered forms, in several other press articles. You should make your investment decision only after carefully evaluating all of the information in this prospectus, including the risks described in this section and throughout the prospectus.

Provisions in our charter, our by-laws and Delaware law could delay or deter tender offers or takeover attempts that may offer you a premium for your class A common stock, which could adversely affect our stock price.

Provisions in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to you. These provisions are:

- the classification of our Board of Directors into three classes serving staggered three-year terms;
- the ability of our Board of Directors to issue shares of preferred stock with rights as they deem appropriate without stockholder approval;
- a requirement that special meetings of our Board of Directors may be called only by our Chairman, President or a majority of our Board of Directors;
- a prohibition against action by written consent of our stockholders;
- a requirement that our stockholders comply with advance notice provisions to bring director nominations or other matters before meetings of our stockholders; and
- adoption of a provision of Delaware law that prohibits us from entering into some business combinations with interested stockholders without the approval of our Board of Directors.

The existence of these provisions may deprive you of an opportunity to sell your shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our class A common stock.

You will suffer immediate dilution in the value of your shares and may suffer further dilution in the future.

You will suffer immediate dilution in the value of your shares because we recently sold a large number of shares of our capital stock at a price lower than our public offering price.

From August 25, 1999 through April 30, 2000, giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock, we issued 93,011,674 shares of our common stock for an average price per share of $5.65. These shares include (1) 32,833,325 shares of our class A common stock which we will issue upon conversion of 197,000,000 shares of our series D and D-1 preferred stock which we sold for total consideration of $197,000,000; (2) 3,047,387 shares of our class A common stock which we will issue upon conversion of 18,284,327 shares of our series E preferred stock which we sold for a total consideration of $18,284,327; (3) 6,162,821 shares of our class A common stock which we issued at prices ranging from $4.50 to $13.50 per share under our stock incentive plan, upon the exercise of outstanding options or otherwise; and (4) 2,166,665 shares of our class A common stock which we will issue upon conversion of 13,000,000 shares of our series F preferred stock which we issued in February 2000 in exchange for interests in three associated companies. In addition, we have agreed to sell to 360networks 2,000,000 shares of our class C convertible common stock for $1.00 per share. Giving effect to this offering and the concurrent private placements, investors purchasing shares in this offering will incur immediate and substantial dilution in net tangible book value per share of $7.58.

There are options outstanding to purchase our class A common stock with exercise prices ranging from $4.50 to $13.50 per share, which will cause you to suffer further dilution in the value of your shares in the future.

From October 1, 1999 through April 30, 2000, we granted options to purchase 7,051,522 shares of our class A common stock, and issued 116,665 shares of restricted stock, under our 1999 Stock Incentive Plan to our directors, officers and employees with exercise prices ranging from $4.50 to $13.50 per share. As of April 30, 2000, options to purchase 8,000 shares had been cancelled, 22,510 shares of restricted stock issued upon exercise of options had been forfeited and options to purchase 974,852 shares of our class A common stock were outstanding. Additionally, beginning on the date of this prospectus, under our employee stock purchase plan, we will grant initial options to purchase shares of our class A common stock to our employees who elect to participate in the plan. These initial options will be exercisable at a price which will be no greater than 85% of our initial public offering price and may be lower than that price, depending on the trading price of our class A common stock in the future. To the extent that our outstanding options are exercised, you will suffer dilution in addition to the dilution described above.

We may issue shares in connection with our acquisitions of interests in associated companies, which could cause you to suffer further dilution in the value of your shares.

We may issue shares of our class A common stock, or debt or equity securities convertible into our class A common stock, in the future to raise capital to carry out our business strategy of establishing and acquiring interests in associated companies. We may also issue these shares or convertible securities as consideration in our acquisitions of interests of associated companies. These issuances may cause further dilution to our stockholders.

The market price of our class A common stock may fluctuate widely, and this volatility could result in stockholder lawsuits.

The initial public offering price for our class A common stock will be negotiated between us and the underwriters and may not be indicative of the market price that will prevail after this offering. We believe that the market price of our class A common stock could fluctuate widely and could possibly trade at a price below the initial public offering price because of announcements of acquisitions of interests in business-to-business e-commerce companies or strategic relationships by us, our inability to avoid regulation under the Investment Company Act or because of any of the following factors, which are, in large part, beyond our control:

- announcements of acquisitions of interests in business-to-business e-commerce companies or strategic relationships by our competitors;

- announcements of new services, products, technological innovations, acquisitions or strategic relationships by associated companies that we do not control or other companies;

- trends or conditions in the Internet industry;

- changes in valuation estimates by securities analysts and in analyst recommendations;

- variations in the operating results of our associated companies;

- changes in the stock prices of our associated companies that are publicly traded;

- changes in market valuations of other capital and service providers for Internet companies;

- the receptivity of the capital markets to initial public offerings of Internet companies; and

- general political, economic and market conditions.

Any of these factors may cause a decrease in the market price of our class A common stock, regardless of our operating performance.

The market price for our class A common stock may also be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet or, in some cases, exceed these expectations, even if minor, could cause the market price of our class A common stock to decline. In addition, the market price of our class A common stock may fluctuate widely because we depend on e-commerce companies for our revenue. The market prices of equity securities of companies in the Internet industry often fluctuate significantly for reasons unrelated to the operating performance of these companies. We expect to be particularly susceptible to such volatility, as have been other public companies with models similar to ours, because we may be valued in the future on the basis of a number of minority interests we hold in public Internet companies. Therefore, fluctuations in the valuations of any of our associated companies may cause our valuation to fluctuate. The trading prices of many Internet companies have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below such historical highs. Our class A common stock may not trade at the same levels as other Internet-related stocks, and Internet-related stocks in general may not sustain their current market prices. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If any securities litigation is initiated against us, we could incur substantial costs and our management's attention and resources could be diverted from our business.

Our stock price may decline if a large number of shares are sold after this offering or there is a perception that these sales may occur.

The market price of our class A common stock could decline as a result of sales of a large number of shares of our class A common stock by our stockholders in the market after this offering, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our equity securities. When we complete this offering and the concurrent private placements, we will have 112,590,365 outstanding shares of class A common stock and 16,740,896 outstanding shares of non-voting class C convertible common stock. The 14,285,000 shares of our class A common stock sold in this offering will be freely transferable, unless they are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, subject, in the case of up to 3,000,000 shares reserved for sale in this offering to employees, directors, vendors, service providers, customers and other persons who have business or other relationships with us, our officers or directors or our associated companies, to 60 day lock-up agreements. The remaining total of 115,046,261 shares will be restricted shares, which may be resold only through registration under the Securities Act or under an available exemption from registration, including the exemption provided by Rule 144. In addition, upon completion of this offering, options to purchase 974,852 shares of class A common stock will be issued and outstanding, all of which will be exercisable in full.

Our directors and executive officers and holders of substantially all of our outstanding stock have agreed with the underwriters that, for a period of 180 days, they will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock, other than shares purchased by them in the open market or under our 2000 employee stock purchase program, without the prior written consent of FleetBoston Robertson Stephens Inc., which uses the brand name Robertson Stephens. Robertson Stephens may release all or any portion of the shares subject to these lock-up agreements at any time. Any early waiver of the lock-up agreements by the underwriters could permit sales of a substantial number of shares and could adversely affect the trading price of our class A common stock. Those entities that have agreed to purchase shares in the concurrent private placements have agreed with us under the terms of their purchase agreements that they will not, directly or indirectly, sell, offer to sell, contract to sell, assign, transfer or otherwise dispose of, or engage in any other transaction which reduces the risk of ownership of, those shares for a period of 12 months after the date of the completion of the concurrent private placements.

Under Rule 144, from September 2000 through June 2001, 103,393,494 restricted shares of our class A common stock, including the 16,740,896 shares of our class A common stock issuable upon conversion of our class C convertible common stock, will become eligible for sale, subject to volume and manner of sale limitations and the underwriters' lock-up agreements. These shares exclude the shares which will be eligible for sale in the public market under Rule 701 under the Securities Act, as described below. We are unable to estimate accurately the number of restricted shares that will actually be sold under Rule 144 because these sales will depend in part on the market price of our class A common stock, the personal circumstances of the sellers and other factors.

Beginning 90 days after the date of this prospectus, 5,489,946 shares of our common stock sold by us in August 1999, and 6,612,821 shares issued under our stock incentive plan, upon exercise of options or otherwise, before the effective date of the registration statement of which this prospectus is a part, will be eligible for sale in the public market through Rule 701 under the Securities Act, subject to the underwriters' lock-up agreements discussed above and, in the case of our affiliates, to the volume and manner of sale limitations of Rule 144. The 6,162,821 shares issued under our stock incentive plan are also subject to restrictions on transfer under restricted stock agreements. These shares generally vest and become eligible for public resale in four equal annual installments from the option grant date in the case of shares issued upon exercise of options granted to employees and generally vest and become eligible for public resale on the first anniversary of the award date in the case of restricted stock issued to employees and shares issued upon exercise of options granted to non-employee directors.

The following table schedules the number of our outstanding shares, giving effect to this offering and the concurrent private placements, that will be freely tradable at the times shown, subject to the volume and manner of sale restrictions of Rule 144 and subject in the case of 6,162,821 shares to restrictions on transfer imposed by restricted stock agreements under our stock incentive plan. The table only reflects shares that are currently issued and outstanding and does not reflect shares which we may issue in the future, including under our 2000 employee stock purchase plan or upon exercise of existing or new options. Although our stockholders have agreed to restrictions on the resale of their shares under the lock-up agreements described above, Robertson Stephens may release the restrictions on these shares, in whole or in part, at any time. We have, therefore, shown below the cumulative number of shares that would be freely tradeable at various times assuming that (1) the underwriters release all of the shares from the restrictions on resale and (2) the underwriters do not release any shares from the restrictions on resale:

Date	Cumulative Number of Shares Freely Tradeable	
	Assuming Underwriters Waive Lock-Ups	Assuming Underwriters Do Not Waive Lock-Ups
Date of this prospectus	14,285,000	11,285,000
90 days after the date of this prospectus	31,875,953	14,285,000
180 days after the date of this prospectus	67,661,421	67,661,421
270 days after the date of this prospectus	107,213,342	107,213,342
One year after the date of this prospectus	129,331,261	129,331,261

Additionally, beginning six months after we complete this offering, the holders of 37,602,974 shares of our class A common stock will be entitled to demand registration rights, which allows them to require us to file a registration statement under the Securities Act covering the resale of all or a portion of their shares, and piggyback registration rights, which allow them to request us to register their shares for resale if we propose to register our issuance and sale of our common stock or the resale of our common stock by other stockholders. The holders of an additional 48,799,810 shares will be entitled only to piggyback registration rights. Immediately after the effectiveness of the registration statement of which this prospectus is a part, we plan to file a registration statement to cover the issuance of shares in the future under our stock incentive plan and employee stock purchase plan.

We will have broad discretion in using a substantial portion of the proceeds of this offering and the concurrent private placements and may not use them in a manner that our stockholders would prefer.

We have not identified specific uses for a substantial portion of the proceeds from this offering and the concurrent private placements, and we will have broad discretion in how we use them. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. The failure of our management to apply the funds effectively could have a material adverse effect on our business and financial performance.

We may be liable for up to approximately $282,000,000 plus interest to stockholders who purchased our class A common stock and class C convertible common stock in the private placements conducted concurrently with this offering.

We have agreed to sell, in private placements concurrent with the completion of this offering, approximately 5,293,691 shares of our class A common stock and approximately 16,740,896 shares of our class C convertible common stock, assuming an initial public offering price of $14.00 per share for purposes of determining the number of shares to be sold in, and the aggregate proceeds of, the concurrent private placements. These concurrent private placements are being made in reliance upon an exemption from registration under the Securities Act. This exemption requires, among other things, that there be no general solicitation of investors with respect to the sales of these securities. The existence of this offering and this prospectus could be deemed to be general solicitation with respect to the concurrent private placements. If these concurrent private placements were not exempt from registration, purchasers in the concurrent private placements would have a right under the Securities Act to rescind their purchases and recover the consideration paid for the securities, with interest, or, if they no longer own the securities, to receive damages. This right may be exercised at any time within one year after the violation on which it is based. If the concurrent private placements were not exempt from registration and purchasers in the concurrent private placements were to exercise their right to rescind their purchases or otherwise to recover damages, we would be liable to them for a total of up to approximately $282,000,000, plus interest. In that case, we may not have, or be able to obtain, sufficient cash to satisfy this liability.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include:

- our need to continue to identify and acquire interests in suitable associated companies;

- the intense competition among capital providers to acquire interests in business-to-business e-commerce companies;

- existing and future regulations affecting our business, the businesses of our associated companies or the Internet generally; and

- other factors set forth under "Risk Factors" in this prospectus.

Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason, after the date of this prospectus.

CONCURRENT PRIVATE PLACEMENTS

We have agreed to sell directly to each of the entities listed in the table below, in private placements concurrent with our completion of this offering, shares of our class A common stock and our non-voting class C convertible common stock. Except for our sales to 360networks, BancBoston and CMGI, as described below the table, we have agreed to sell to each entity a number of shares having an initial public offering value equal to the purchase price shown opposite the name of that entity and have assumed an initial public offering price of $14.00 per share in determining the number of shares to be purchased. Except for our sales to CMGI and Level 3, as described below the table, we have agreed to sell all of the shares for cash.

Purchaser	Class of Common Stock	Number of Shares to be Purchased	Purchase Price
360networks, inc.	class C	4,000,000	$ 30,000,000
Aon Corporation	class C	1,785,714	25,000,000
BancBoston Capital, Inc.	class C	955,181	13,372,534
CMGI, Inc.	class A	1,722,262	24,111,668
Compaq Computer Corporation	class C	3,571,429	50,000,000
Hewlett-Packard Company	class C	1,785,714	25,000,000
Level 3 Communications	class C	3,571,429	50,000,000
marchFIRST, Inc.	class C	1,071,429	15,000,000
Microsoft Corporation	class A	3,571,429	50,000,000
Total		22,034,587	282,484,202
Less: Shares to be Purchased for Non-cash Consideration		3,507,976	49,111,668
Total Shares to be Purchased for Cash		18,526,611	$233,372,534

We estimate that our net cash proceeds from the concurrent private placements, after deducting estimated expenses of $175,000, will be approximately $233,197,534.

360networks. We have agreed to sell to 360networks, inc. 2,000,000 shares of our class C convertible common stock at $1.00 per share and 2,000,000 shares of our class C convertible common stock at the initial public offering price. At the time we began discussing the terms of our relationship with 360networks and its purchase of our shares, we had recently completed an offering of our preferred stock, which was convertible at that time on a share-for-share basis into our class A common stock, at a price of $1.00 per share. We agreed to the discounted purchase price for 2,000,000 of the shares to be sold to 360networks primarily because the terms of the purchase by 360networks were initially discussed in the context of that valuation, because we were given the opportunity to purchase shares of stock of 360networks on a discounted basis, and because 360networks agreed to purchase a fixed number of our shares at the initial public offering price, regardless of how great the total obligation of 360networks might ultimately be, in contrast to the other purchasers, which are committed to purchase a fixed dollar amount. We expect to account for the difference between the estimated discount being received by 360networks and the discount received by us on our purchase of shares of 360networks, as discussed below under "—Strategic Relationships," as a preferential distribution of approximately $22,942,000.

BancBoston Capital. We have agreed to sell to BancBoston Capital, which is an affiliate of FleetBoston Robertson Stephens, Inc., one of the underwriters of this offering, which uses the brand name Robertson Stephens, a number of shares of our class C convertible common stock having an aggregate initial public offering value of $25,000,000. However, BancBoston will not purchase a number of shares that would cause the underwriters to be deemed to have received underwriting compensation in excess of the limitation imposed by a rule of the National Association of Securities Dealers. Under this rule, the underwriters and their affiliates, collectively, may not receive shares in excess of 10% of the number of shares listed for sale on the cover of this prospectus. For a discussion of this rule, see "Underwriting—Purchases of Our Common Stock by Affiliates of Underwriters." We currently expect that BancBoston will purchase the number of shares shown in the table.

CMGI. We have agreed to sell to CMGI a number of shares of our class A common stock in addition to the 3,047,387 shares of series E preferred stock previously purchased by CMGI so that, after the completion of this offering but without giving effect to the other concurrent private placements or the conversion of our class B convertible common stock into class A common stock to be effected upon the completion of this offering, CMGI will own, in the aggregate, 4.9% of our outstanding class A common stock. CMGI will pay the purchase price for the shares of our class A common stock purchased in the concurrent private placement by issuing to us CMGI common stock with an equivalent value, based on the trading price of the CMGI common stock over a five-day trading period ending on the trading day that is three trading days before the date we complete this offering. We currently expect that CMGI will purchase in the concurrent private placement approximately the number of shares shown in the table. Under our agreement with CMGI, we have agreed for a one-year period not to, directly or indirectly, sell, offer to sell, contract to sell, assign, transfer or otherwise dispose of, or engage in any other transaction that reduces the risk of, ownership of the shares of CMGI common stock we are acquiring in this transaction.

Level 3. We have agreed with Level 3 that 50%, or $25,000,000, of the purchase price for the shares of class C convertible common stock that it is purchasing in the concurrent private placement, will be paid in the form of a credit to us for colocation and bandwidth services to be provided by Level 3 to Host divine.

The concurrent private placements are conditional upon the completion of our initial public offering. Each of the agreements requiring a party to purchase shares in a concurrent private placement, other than the agreement with CMGI, may be terminated by us or the other party if we have not completed an initial public offering providing us with gross proceeds of at least $120,000,000 before a specified date, which in the case of our agreements with Aon and Level 3 is July 29, 2000, in the case of our agreement with BancBoston is July 31, 2000, in the case of our agreements with 360networks, Compaq, Hewlett-Packard and Microsoft is March 29, 2001 and in the case of our agreement with marchFIRST is March 31, 2001. The agreement requiring CMGI to purchase in a concurrent private placement may be terminated by us or CMGI if we have not completed, before March 15, 2001, an initial public offering with net proceeds to us of at least $50,000,000 and with an initial public offering price of at least $12.00 per share (or $18.00 per share if the initial public offering occurs after December 31, 2000).

Lock-Up Arrangements

Each of the entities intending to purchase our common stock in the concurrent private placements has agreed with us, under the purchase agreement relating to its acquisition of stock in the concurrent private placement, to restrictions on transfer of the stock. Specifically, each has agreed that it will not, directly or indirectly, sell, offer to sell, contract to sell, assign, transfer or otherwise dispose of, or engage in any other transaction that reduces the risk of ownership of, any of the shares it acquires in the concurrent private placements until the 12-month anniversary of the completion of the concurrent private placements. None of the entities intending to purchase our common stock in the concurrent private placements, other than CMGI, will have any registration rights with respect to that stock. CMGI will have piggyback registration rights and, beginning one year after its purchase of stock in the concurrent private placement, demand registration rights with respect to that stock. No underwriters or placement agents have been involved in the concurrent private placements.

Strategic Relationships

We have entered into agreements or memoranda of understanding with the following entities intending to purchase our common stock in the concurrent private placements:

CMGI. In connection with our concurrent private placement to CMGI, we and CMGI have each agreed to attempt to use and promote the products and services of the other's associated companies.

Compaq. In connection with our concurrent private placement to Compaq, we have agreed to purchase a minimum of $5,000,000 of computer equipment and software, storage solutions and professional services from Compaq over four years and to designate Compaq as a preferred or approved supplier of this hardware, software, solutions and services. We also have agreed to recommend and promote Compaq products and solutions to our affiliates and to customers of Host divine.

Hewlett-Packard. In connection with our concurrent private placement to Hewlett-Packard, we have entered into an agreement to designate Hewlett-Packard as a preferred supplier of computer and storage solution hardware and software and related products and services for our internal use and for hosted services provided by Host divine to associated companies. We also have agreed to recommend and promote Hewlett-Packard products and solutions to our affiliates and to customers of Host divine.

Level 3. In connection with our concurrent private placement to Level 3, we have agreed to purchase a minimum of $100,000,000 of colocation and bandwidth services from Level 3 over a four-year period.

Microsoft. In connection with our concurrent private placement to Microsoft, we have committed to engage in product development efforts for web site and application hosting products based on Microsoft solutions, to expend $4,000,000 to promote the Microsoft solutions, to open an office in Seattle within 60 days of our completion of this offering and to dedicate at least $50,000,000 of capital to our Seattle operations for projects and acquisitions.

Aon. In connection with our concurrent private placement to Aon, we have entered into a non-binding memorandum of understanding under which we expect to collaborate with Aon to develop an insurance brokerage, production and consulting component of FiNetrics and an insurance/reinsurance facility. This transaction may include Aon acquiring a minority interest in FiNetrics. The relationship and transactions with Aon are conditioned upon the execution of definitive agreements.

360networks. In connection with our concurrent private placement to 360networks, we have entered into a non-binding memorandum of understanding under which we expect to name 360networks as a preferred telecommunication services provider for us and our associated companies and to purchase bandwidth and switched data services from 360networks in markets where 360networks has an established presence and provides the lowest industry rates. This memorandum of understanding requires 360networks to provide us with a 5% discount to the lowest comparable competitive rates, but does not, however, require us to purchase minimum amounts of these services. We cannot currently quantify the amount of bandwidth and switched data services, if any, that we and our associated companies will purchase from 360networks under this memorandum of understanding, in part because we also have a commitment to purchase similar services from Level 3. In connection with this concurrent private placement, we also agreed to purchase 374,181 subordinated voting shares of 360networks, in a private placement concurrent with 360networks' initial public offering. Of these shares, we agreed to purchase 93,545 shares at a purchase price of $5.00 per share and 280,636 shares at the 360networks' initial public offering price, less underwriting discounts, of $13.23 per share. On April 26, 2000, we completed our purchase of these shares for a total purchase price of $4,180,539, at which time these shares had an aggregate market value of $5,238,534. These shares are subject to restrictions on transfer under federal securities laws and under a 360-day lock-up agreement with the underwriters of 360networks' initial public offering.

The following table summarizes our currently expected future capital commitments with respect to the strategic relationships we are entering into in connection with our concurrent private placements:

Purchaser	Commitment	Amount	Time Period
Compaq	Purchase computer equipment	$ 5,000,000	4 years(1)
Level 3	Purchase co-location and bandwidth services	$100,000,000(2)	4 years
Microsoft	Purchase software products, consulting services and product support services	$ 15,300,000	4 years
	Open Seattle facility	$ 1,500,000	Within 60 days from the date of this offering
	Promote Microsoft solutions	$ 4,000,000	4 years
	Fund projects and acquisitions for Seattle operations	$ 50,000,000	None specified

(1) $2,500,000 of equipment must be purchased within the first 18 months.
(2) $25,000,000 of the commitment is to be satisfied by a service credit issued to us by Level 3 in connection with the concurrent private placement.

USE OF PROCEEDS

Proceeds From This Offering

We estimate that our net proceeds from the sale of the class A common stock in this offering, assuming an initial public offering price of $14.00 per share, will be approximately $179,290,700. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $207,189,305. Our net proceeds are what we expect to receive from this offering after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these proceeds for the following purposes:

- $65,721,429 to repay promissory notes issued by us in connection with our acquisitions of interests in associated companies, all of which are payable within the next 12 months, and which bear interest at the following rates:

Aggregate Note Amount	Interest Rate
$ 7,750,000	Prime Rate
$ 5,000,000	6.0%
$18,100,000	8.0%
$34,871,429	8.5%

- approximately $12,000,000 to purchase the property in Chicago on which our planned 400,000 square foot facility is to be constructed;

- approximately $3,825,000 to purchase products and services from Microsoft under our Alliance Agreement over the next 12 months;

- up to $10,000,000 to fund our commitment to Skyscraper Ventures; and

- up to $79,000,000 to contribute to associated companies that we have established to date to fund our current intended contributions to those companies.

We estimate that the remaining net proceeds of this offering will total approximately $8,744,271, or $36,642,876 if the underwriters exercise their over-allotment option in full, which we intend to use to acquire interests in and establish new associated companies (including companies in the Seattle area under our Alliance Agreement with Microsoft) to provide additional funding to associated companies and for general corporate or working capital purposes. The amount and timing of these expenditures will depend upon various factors, such as developments in our markets or those of our associated companies and the availability of acquisition and entrepreneurial opportunities.

The previous paragraphs describe our current estimates of our use of the net proceeds of this offering based on our current plans and estimates of anticipated expenses. Our actual expenditures may vary from these estimates. We may also find it necessary or advisable to reallocate the net proceeds within the uses outlined above or to use portions of the net proceeds for other purposes.

Pending these uses, we will invest the net proceeds of this offering primarily in cash equivalents or direct or guaranteed obligations of the United States.

Proceeds From Our Concurrent Private Placements

We estimate that our net cash proceeds from the concurrent private placements will be approximately $233,197,534. We intend to use the net cash proceeds of the concurrent private placements for the following purposes:

- approximately $1,000,000 to promote Microsoft solutions under our Alliance Agreement over the next 12 months;

- approximately $1,500,000 to open a Seattle office within 60 days after the completion of this offering, as required by our Alliance Agreement with Microsoft;

- approximately $9,375,000 to purchase colocation and bandwidth services from Level 3 over the next 12 months; and

- approximately $1,667,000 to purchase computer equipment, storage solutions and professional services from Compaq over the next 12 months.

We estimate that the remaining net proceeds of the concurrent private placements will total approximately $219,655,534, which we intend to use to acquire interests in and establish new associated companies (including companies in the Seattle area under our Alliance Agreement with Microsoft) to provide additional funding to associated companies and for general corporate and working capital purposes. The amounts and timing of these expenditures will depend upon various factors, such as developments in our markets or those of our associated companies and the availability of acquisition and entrepreneurial opportunities. Accordingly, our management will have broad discretion as to the allocation of a substantial portion of the net proceeds of the concurrent private placements.

The previous paragraphs describe our current estimates of our use of the net proceeds of the concurrent private placements based on our current plans and estimates of anticipated expenses. Our actual expenditures may vary from these estimates. We may also find it necessary or advisable to reallocate the net proceeds within the uses outlined above or to use portions of the net proceeds for other purposes.

Pending these uses, we will invest the net proceeds of the concurrent private placements primarily in cash equivalents or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We plan to retain all future earnings, if any, to finance our establishment of, and acquisitions of interests in, associated companies and for general corporate purposes. Any future determination as to the payment of dividends will be at our Board of Directors' discretion and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board of Directors considers relevant.

CAPITALIZATION

The table below shows our cash and cash equivalents and total capitalization (long-term debt, redeemable preferred stock and stockholders equity) as of March 31, 2000:

- on an actual basis.

- on an as adjusted basis to reflect (1) the conversion of our convertible preferred stock into 81,357,241 shares of our class A common stock and the conversion of our class B convertible common stock into 2,037,496 shares of our class A common stock, each to be effected upon completion of this offering; (2) our issuance and sale in this offering of 14,285,000 shares of our class A common stock at an assumed initial public offering price of $14.00 per share, and our receipt of $179,290,700 of net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (3) our issuance of 5,292,945 shares of our class A common stock and 16,740,896 shares of our class C convertible common stock in the concurrent private placements, assuming an initial public offering price of $14.00 per share, and our receipt of the estimated net proceeds from these private placements, as if all these events had occurred on March 31, 2000.

- on an as adjusted basis to reflect only (1) the conversion of our convertible preferred stock into 81,357,241 shares of our class A common stock and the conversion of our class B convertible common stock into 2,037,496 shares of our class A common stock, each to be effected upon completion of this offering; and (2) our issuance and sale in this offering of 14,285,000 shares of our class A common stock at an assumed initial public offering price of $14.00 per share, and our receipt of $179,290,700 of net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if all these events had occurred on March 31, 2000.

You should read this table along with our consolidated financial statements and the related notes included in this prospectus.

	As of March 31, 2000		
	Actual	**As Adjusted for this Offering and the Concurrent Private Placements**	**As Adjusted for this Offering but Excluding the Concurrent Private Placements**
	(in thousands, except share data)		
Cash and cash equivalents	$ 211,911	$ 624,400	$ 391,202
Long-term debt	811	811	811
Redeemable preferred stock, $.001 par value, 232,000,000 shares authorized and 215,284,327 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted for this offering and the concurrent private placements and as adjusted only for this offering	218,508	—	—
Stockholders' equity:			
Preferred stock, $.001 par value, 346,000,000 shares authorized, 272,860,725 shares issued and 271,360,725 shares outstanding, actual; and 50,000,000 shares authorized and no shares issued and outstanding, as adjusted for this offering and the concurrent private placements and as adjusted only for this offering	271	—	—
Class A common stock, $.001 par value, 900,000,000 shares authorized and 9,602,447 shares issued and outstanding, actual; 2,500,000,000 shares authorized and 112,325,129 shares issued and outstanding, as adjusted for this offering and the concurrent private placements; and 2,500,000,000 shares authorized and 107,032,184 shares issued and outstanding, as adjusted only for this offering	10	112	107
Class B convertible common stock, $.001 par value, 100,000,000 shares authorized and 2,037,496 shares issued and outstanding, actual; and 100,000,000 shares authorized and no shares issued and outstanding, as adjusted for this offering and the concurrent private placements and as adjusted only for this offering	2	—	—
Class C convertible common stock, $.001 par value, no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized and 16,740,896 shares issued and outstanding, as adjusted for this offering and the concurrent private placements; and 100,000,000 shares authorized and no shares issued and outstanding, as adjusted only for this offering	—	17	—
Additional paid-in capital	419,236	1,099,488	817,211
Unearned stock-based compensation	(123,730)	(123,730)	(123,730)
Accumulated deficit	(82,631)	(82,631)	(82,631)
Accumulated other comprehensive income	6,779	6,779	6,779
Notes receivable from stock option exercises	(29,677)	(29,677)	(29,677)
Total stockholders' equity	190,260	870,358	588,059
Total capitalization	$ 409,579	$ 871,169	$ 588,870

The as adjusted cash and cash equivalents do not reflect our intended uses of the proceeds of this offering, including our repayment of outstanding promissory notes issued by us in connection with our acquisitions of interests in associated companies, which were in an aggregate principal amount of $38,660,949 at March 31, 2000. The as adjusted numbers of issued and outstanding shares of our class A common stock excludes:

- 754,747 shares issuable upon the exercise of stock options outstanding on March 31, 2000 with a weighted average exercise price of $6.90 per share;
- 3,930,255 shares reserved as of March 31, 2000 for grants that we may make in the future under our stock incentive plan; and
- 4,166,666 shares reserved for issuance under our employee stock purchase plan; and
- 250,000 shares issuable upon conversion of preferred stock issued in connection with an interest in an associated company, which shares are being held in escrow and will be released only upon achievement of revenue thresholds by that associated company; these shares are not considered to be outstanding for financial statement purposes but are otherwise considered to be outstanding.

DILUTION

Our Pro Forma Net Tangible Book Value

As of March 31, 2000, after giving effect to the conversion of all outstanding shares of our convertible preferred stock and our class B convertible common stock into an aggregate of 92,997,184 shares of our class A common stock, our pro forma net tangible book value was approximately $368,408,951 or $3.96 per share. Our pro forma net tangible book value is our pro forma total assets minus the sum of our liabilities and intangibles assets. Our pro forma net tangible book value per share is our pro forma net tangible book value divided by the pro forma total number of shares of our common stock outstanding. Dilution in pro forma net tangible book value per share to new investors represents the difference between (1) the assumed price at which we sell each share of our class A common stock to investors in this offering; and (2) the pro forma net tangible book value per share of common stock immediately following (A) the completion of this offering only or (B) the completion of both this offering and the concurrent private placements.

Dilution Attributable to this Offering Only

As of March 31, 2000, after giving effect to an increase in our as adjusted pro forma net tangible book value to reflect our receipt of $179,290,700 of estimated net proceeds from the sale of 14,285,000 shares of class A common stock in this offering, at an assumed initial public offering price of $14.00 per share and following the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the addition of those 14,285,000 shares of class A common stock, our pro forma net tangible book value would have been $547,699,651, or $5.11 per share of common stock. This represents an immediate increase in net tangible book value of $1.15 per share to existing stockholders and an immediate and substantial dilution of $8.89 per share to new investors purchasing shares of class A common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of March 31, 2000 without giving effect to this offering or the concurrent private placements	$3.96	
Increase per share attributable to investors in this offering	1.15	
Pro forma net tangible book value per share as of March 31, 2000 after giving effect to this offering		5.11
Dilution in pro forma net tangible book value per share to investors in this offering .		$ 8.89

Dilution Attributable to Both this Offering and the Concurrent Private Placements

As of March 31, 2000, after giving effect to (1) an increase in our as adjusted pro forma net tangible book value to reflect our receipt of $179,290,700 of estimated net proceeds from the sale of 14,285,000 shares of class A common stock in this offering, at an assumed initial public offering price of $14.00 per share and following the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the addition of those 14,285,000 shares of class A common stock, and (2) an increase in our as adjusted pro forma net tangible book value to reflect our receipt of $282,298,753 of estimated net proceeds from the issuance of 22,033,891 shares in the concurrent private placements, based on the assumed initial public offering price of $14.00 per share, our pro forma net tangible book value would have been $829,998,404, or $6.42 per share of common stock. This represents an immediate increase in net tangible book value of $2.46 per share to existing stockholders and an immediate and substantial dilution of $7.58 per share to new investors purchasing shares of class A common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of March 31, 2000 without giving effect to this offering or the concurrent private placements	$3.96	
Increase per share attributable to investors in this offering and the concurrent private placements	2.46	
Pro forma net tangible book value per share as of March 31, 2000 after giving effect to this offering and the concurrent private placements		6.42
Dilution in pro forma net tangible book value per share to investors in this offering .		$ 7.58

Dilution Attributable to this Offering and the Concurrent Private Placements—Cash Only

As of March 31, 2000, after giving effect to (1) an increase in our as adjusted pro forma net tangible book value to reflect our receipt of $179,290,700 of estimated net proceeds from the sale of 14,285,000 shares of class A common stock in this offering, at an assumed initial public offering price of $14.00 per share and following the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the addition of those 14,285,000 shares of class A common stock, and (2) an increase in our as adjusted pro forma net tangible book value to reflect our receipt of $233,197,534 of estimated net cash proceeds from the concurrent private placements, based on the assumed initial public offering price of our class A common stock, and the addition of 18,526,611 shares of our common stock being sold for cash in the concurrent private placements, our pro forma net tangible book value would have been $780,897,185, or $6.21 per share of common stock. This represents an immediate increase in net tangible book value of $2.25 per share to existing stockholders and an immediate and substantial dilution of $7.79 per share to new investors purchasing shares of class A common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of March 31, 2000 without giving effect to this offering or the concurrent private placements	$3.96	
Increase per share attributable to investors in this offering and the concurrent private placements—cash only	2.25	
Pro forma net tangible book value per share as of March 31, 2000 after giving effect to this offering and the concurrent private placements—cash only		6.21
Dilution in pro forma net tangible book value per share to investors in this offering .		$ 7.79

The following table shows the differences, on a pro forma basis as of April 30, among existing stockholders, investors in the concurrent private placements and investors in this offering, with respect to the number of shares of common stock purchased from us, the total consideration received by us and the average price paid per share, assuming an initial public offering price of $14.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses, giving effect to the conversion of all outstanding shares of convertible preferred stock into our common stock.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders	93,011,674	71.9%	$ 525,580,985	52.1%	$ 5.65
Investors in the concurrent private placements	22,034,587	17.0	282,484,202	28.0	12.82
Investors in this offering	14,285,000	11.1	199,990,000	19.9	14.00
Total	129,331,261	100.0%	$1,008,055,187	100.0%	$ 7.79

These calculations do not give effect to:

- 974,852 shares of class A common stock issuable upon the exercise of stock options outstanding on April 30, 2000, with a weighted average exercise price of $8.05 per share;

- 3,695,656 shares of class A common stock reserved as of April 30, 2000 for grants that we may make in the future under our stock incentive plan; and

- 4,166,666 shares of class A common stock reserved for issuance under our employee stock purchase plan.

SELECTED FINANCIAL DATA

In this section, we present our selected financial data. You should read carefully the consolidated financial statements in this prospectus, including the notes to the consolidated financial statements and ''Management's Discussion and Analysis of Financial Condition and Results of Operations.'' The selected data in this section are not intended to replace our consolidated financial statements. We derived our consolidated statement of operations data for the period from May 7, 1999, our inception, to December 31, 1999 and our consolidated balance sheet data as of December 31, 1999 from our audited consolidated financial statements included in this prospectus. Those statements were audited by KPMG LLP, independent public accountants. We derived our consolidated statement of operations data for the three months ended March 31, 2000 and our consolidated balance sheet data as of March 31, 2000 from our unaudited consolidated financial statements included in this prospectus. Our results of operations for these periods are not necessarily indicative of the results we may achieve in the future.

	Period from May 7, 1999 (Inception) to December 31, 1999	Three Months Ended March 31, 2000 (unaudited)
	(in thousands, except share and per share data)	
Consolidated Statement of Operations Data:		
Revenues	$ 1,037	$ 5,215
Total operating expenses	10,465	46,119
Net loss	(9,407)	(44,185)
Net loss applicable to common stockholders	(12,927)	(77,416)
Basic and diluted net loss per share applicable to common stockholders	$ (4.59)	$ (7.79)
Shares used in computing basic and diluted net loss per share	2,816,074	9,941,917

	December 31, 1999	March 31, 2000 (unaudited)
	(in thousands)	
Consolidated Balance Sheet Data:		
Cash and cash equivalents	$162,841	$211,911
Working capital	138,279	190,349
Total assets	238,872	487,260
Total stockholders' equity	205,234	190,260

For an explanation of the determination of the number of shares used in computing basic and diluted net loss per share, see Note 1(*l*) of the notes to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion along with our financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under "Risk Factors." Our actual results may differ materially from those expressed in, or implied by, these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Overview

We were incorporated on May 7, 1999 and began operations on June 30, 1999. We are an Internet holding company actively engaged in business-to-business e-commerce through our community of associated companies. Through September 1999, we engaged in start-up and organizational activities, including building our management team, raising our initial capital, hiring technical and operational personnel and marketing our business. We also analyzed and engaged in discussions with potential associated companies, but we did not establish or acquire interests in any associated companies. Since September 30, 1999, we have continued to build our organization and have acquired interests in 39 associated companies for cash consideration in the amount of $342,339,846, including $65,721,429 in the form of outstanding promissory notes. These amounts include amounts paid by two companies that we established to acquire interests in three associated companies using funds we contributed to them, as further discussed below. We have also provided approximately $6,500,000 of additional financing to two associated companies. In addition, we have issued a total of 13,000,000 shares of our series F preferred stock in connection with three of these acquisitions, which will convert into 2,166,665 shares of class A common stock upon completion of this offering. We have also established 13 associated companies, to which we had contributed approximately $37,000,000 through May 31, 2000. Two of these associated companies have used $12,750,000 of this amount to acquire interests in three associated companies including $250,000 in repayment of a promissory note relating to one of these acquisitions. There remains an outstanding obligation of $250,000 under that promissory note.

We generate revenues principally through our majority-owned associated companies, the operating results of which are consolidated with our operating results. Our associated companies generate, or expect to generate, revenues from the sale of products and services, advertising and transaction fees. We also generate revenues from fees paid to us by venture capital funds that we manage, as well as consulting fees.

We generated revenues totalling $1,037,000 through December 31, 1999. These revenues included approximately $275,000 in management fees as the general manager of Platinum Venture Partners I and II. These revenues also included approximately $272,000 related to software sales contracts and maintenance contracts of mindwrap. Other sources of revenues included $135,000 in web-based advertising revenues and other revenues from infrastructure services, such as public relations, consulting and facilities management. Through December 31, 1999, we directly operated, and generated revenues of approximately $351,000 from, the infrastructure services businesses that are now operated by associated companies that we established and control.

We generated revenues totalling $5,215,000 for the three months ended March 31, 2000, of which approximately $2,922,000 was generated by consolidated associated companies that we established and control, approximately $2,100,000 was generated by consolidated companies in which we acquired interests and approximately $193,000 was generated directly by us. The total revenues included approximately $777,000 from the sale of products, of which $499,000 related to software sales contracts and maintenance contracts and $276,000 related to sales of computer hardware and software. The total revenues also included approximately $4,438,000 from the sale of services, of which $3,130,000 was from consulting services and $1,112,000 was from web-based advertising.

Our operating results also reflect our share of the earnings or losses of associated companies in which we own at least 20%, but not more than 50%, of the outstanding voting power. We anticipate that the majority of

these associated companies will experience net losses in future periods, but the amounts of these losses are not currently determinable. Additionally, our losses will be increased, or our earnings, if we have them in the future, will be reduced, by amortization of identifiable intangible assets and goodwill associated with our acquisition of consolidated associated companies and amortization of the net excess investment over our equity in the net assets of associated companies in which we own at least 20%, but not more than 50%, of the outstanding voting power. At December 31, 1999, the net identifiable intangible assets and goodwill totalled $17,840,000 and the net excess investment totalled $20,977,000. At March 31, 2000, the identifiable intangible assets and goodwill totalled $40,359,000 and the net excess investment totalled $102,329,000. We intend to amortize these amounts over a maximum of three years.

We expect to continue to acquire interests in associated companies, and we expect that the amount of cash that we will use for acquisitions will increase substantially in future periods. We also expect to expend substantial funds in future periods to fund associated companies that we have established. We are currently in active discussions with over 50 potential associated companies, but do not have plans to acquire interests in or establish a specific number of new associated companies or to commit a target amount of capital to these transactions. Instead, we continuously seek to identify opportunities suitable for our business strategy, employing our associated company evaluation criteria and considering our available funds and conditions in the capital markets. Our costs in connection with building associated companies and developing the infrastructure that we will need to support them will vary based upon many factors, including the size, nature and state of development of each company.

Because we acquire significant interests in business-to-business e-commerce companies, many of which generate net losses, we expect to experience significant volatility in our quarterly results. We do not know if we will report net income in any period, and we expect that we will report increasing net losses for the foreseeable future. Although our associated companies may report net losses in the future, we may record net income in certain periods due to one-time transactions incidental to our ownership interests in, and advances to, associated companies. These one-time transactions may include dispositions of, or changes to, our associated company ownership interests, dispositions of our holdings of available-for-sale securities and impairment charges.

We and the substantial majority of our associated companies are in the early stages of development. Our associated companies are increasing their spending as they continue to market themselves, develop their various products and services and implement infrastructure such as web site development and hiring key employees. The net losses incurred by these associated companies are generally increasing along with the level of these expenditures. We anticipate that this trend will continue as our associated companies continue to develop and as we acquire interests in additional companies that are in the early stages of development.

On a continuous basis, but no less frequently than at the end of each quarterly reporting period, we will evaluate the carrying value for financial statement purposes of our interests in, and advances to, each of our associated companies for impairment. We will base these evaluations on achievement of business plan objectives and milestones by the associated company, the fair value of each ownership interest and advance relative to its carrying value, the financial condition and prospects of the associated company and other relevant factors. The business plan objectives and milestones that we will consider include, among others, those related to financial performance, such as achievement of planned financial results and completion of capital raising activities, and those that are not primarily financial in nature, such as the launching of a web site, the hiring of key employees, the number of people who have registered to be part of the associated company's web community and the number of visitors to the associated company's web site per month. For financial statement purposes, the fair value of our ownership interests in, and advances to, privately held associated companies will generally be determined based on the prices paid by third parties for ownership interests in the associated companies, to the extent third party ownership interests exist, or based on the achievement of business plan objectives and the milestones described above.

The presentation and content of our financial statements is largely a function of the presentation and content of the financial statements of our associated companies. We assume responsibility for the presentation

and content of our financial statements, and each of our associated companies assumes responsibility for the presentation and content of its financial statements. To the extent any of our associated companies change the presentation or content of its financial statements, as may be required upon changes in accounting standards, the presentation and content of our financial statements may also change.

Our associated companies provide ongoing services, including technological support, facilities usage and professional services, to other of our associated companies at mutually agreed upon prices, which we believe to be substantially equivalent to prices that could be obtained through arm's-length negotiations. To the extent that these transactions occur between consolidated associated companies, they are not reflected in our consolidated operating results. To the extent that these transactions occur between a consolidated associated company and an associated company in which we own at least 20%, but not more than 50%, of the outstanding voting power, our consolidated statement of operations reflects the entire revenue or expense of the consolidated company. The income or expense of the associated company in which we own at least 20%, but not more than 50%, of the outstanding voting power is included in the results of operations of that associated company, and we recognize a portion that is equal to our ownership interest in that associated company. Our consolidated revenue for the period beginning on May 7, 1999, our inception, through December 31, 1999 included $293,000, and our consolidated revenue for the three months ended March 31, 1999 included $1,509,000, of revenue generated by our consolidated associated companies from sales of products or services to associated companies in which we own at least 20%, but not more than 50%, of the outstanding voting power.

Management of Venture Capital Funds

We receive management fees from venture capital funds that we manage. As the general partner of Platinum Venture Partners I, we receive an annual management fee, payable in advance in quarterly installments, of 2½% of the fair market value of the partnership, adjusted annually by the increase in a consumer price index during the preceding calendar year. As the general partner of Platinum Venture Partners II, we receive an annual management fee, payable in advance in quarterly installments, of 2½% of, through December 31, 2000, the aggregate partner commitments or, beginning January 1, 2001, the fair market value of the partnership, adjusted annually by the percentage increase in a consumer price index during the preceding calendar year. We received a total of approximately $275,000 from Platinum Venture Partners I and II on October 1, 1999 for fourth quarter 1999 management fees, which represented a significant portion of our fourth quarter revenues. We received approximately $193,000 on January 1, 2000 for first quarter 2000 management fees and approximately $214,000 on April 1, 2000 for second quarter 2000 management fees, which we expect will represent a substantially lower percentage of our revenues for those periods. We expect to receive a total of approximately $407,000 in management fees from Platinum Venture Partners I and II for the remainder of 2000. We have made no capital contribution to either of these funds and have no interest in their profits and losses. Because Platinum Venture Partners I has invested all of its raised capital and Platinum Venture Partners II has invested substantially all of its raised capital, we only devote a limited amount of resources to managing their operations, including recordkeeping, auditing and managing any dispositions of investments by the funds. In addition, we will make investment decisions for the remaining available capital for Platinum Venture Partners II. We also provide some strategic and operational support to the funds' portfolio companies. We account for our general partnership interests in these funds under the equity method of accounting because we have influence over the operating and financial policies of the partnerships.

Through Skyscraper Management, L.L.C., our wholly-owned subsidiary, we manage Skyscraper Ventures, L.P., as general partner. Skyscraper Ventures is a venture capital fund which will generally make investments of $3,500,000 or less in start-up and early-stage companies located in Illinois, but which may make larger or smaller investments in these companies and investments in companies outside Illinois. On February 10, 2000, we became the general partner and were admitted as a limited partner and one other investor, an affiliate of Mesirow Financial, was admitted as a limited partner. The two initial investors in the fund committed to contribute a total of $14,000,000 to the fund, of which we have committed to contribute $9,860,000 as a limited partner and $140,000 as general partner. We are obligated to contribute 1% of the total commitments to

the fund as general partner. The fund is seeking $75,000,000 to $125,000,000 in total commitments and may admit additional limited partners for a period of nine months after February 10, 2000. The fund may draw down its commitments from investors for a period of four years and will terminate no later than ten years from the date on which the last investor was admitted as a limited partner, unless we extend the fund for up to three additional one-year periods.

We currently account for our ownership interest in Skyscraper Ventures under the consolidation method of accounting and will continue to do so as long as our aggregate general and limited partner ownership interest in Skyscraper Ventures is in excess of 50%. Once our aggregate general and limited ownership interest is reduced to 50% or less, we will account for our ownership interest under the equity method of accounting. We may be removed as general partner of Skyscraper Ventures for cause upon the written notice of a two-thirds interest of the limited partners of Skyscraper Ventures.

With respect to each interest in a company acquired by the fund, we are entitled to receive 20% of all distributions in relation to that interest, after the partners in the fund have received a return of their invested capital in that company. If, upon liquidation of the fund, the partners fail to receive a return of all of their contributed capital, we are obligated to contribute an amount equal to the deficiency, but not to exceed an amount equal to the distributions received by us with respect to our 20% share. We are also entitled to receive an annual management fee of 2% of the total capital committed to the fund during the first six years of the fund. This management fee will then be reduced in 10% increments each year until the termination of the fund.

We may have conflicts of interest in allocating opportunities to acquire interests in technology and e-commerce companies between us and the fund. In general, we intend to allocate all opportunities involving Illinois companies which require an initial investment of $3,500,000 or less to the fund. However, our management has sole and absolute discretion in allocating these opportunities, and we are not obligated to allocate these opportunities to the fund. See "Risk Factors" for a description of our policies concerning these and other conflicts of interest.

Effect of Various Accounting Methods on the Consolidated Financial Statements

The various interests that we acquire in our associated companies are accounted for under three methods: consolidation, equity method or cost method. We determine the method of accounting for our associated company interests on a case by case basis based upon our ownership percentage in each associated company, as well as our degree of influence over each associated company.

Consolidation. Associated companies in which we own, directly or indirectly, more than 50% of the outstanding voting power are accounted for under the consolidation method of accounting. Under this method, an associated company's results of operations are reflected within our consolidated statement of operations. Earnings or losses attributable to other stockholders of a consolidated associated company are identified as "minority interest" in our consolidated statement of operations. Minority interest adjusts our consolidated net results of operations to reflect only our share of the earnings or losses of a consolidated associated company.

Equity Method. Associated companies in which we own 50% or less of the outstanding voting power, but over which we exercise significant influence, are accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to an associated company depends on an evaluation of several factors including, among other things, representation on the associated company's board of directors, ownership percentage and voting rights associated with our holdings in the associated company. With respect to our current associated companies, if we own at least 20%, but not more than 50%, of the outstanding voting power of an associated company, we account for our interests under the equity method. Under the equity method of accounting, an associated company's results of operations are not reflected within our consolidated operating results. However, our share of the earnings or losses of that associated company is identified as "equity in income (loss) of associated companies" in our consolidated statement of operations.

The net effect of an associated company's results of operations on our results of operations is generally the same under either the consolidation method of accounting or the equity method of accounting, because, under each of these methods, only our share of the earnings or losses of an associated company is reflected in the net results of operations in our consolidated statement of operations. However, the presentation of the consolidation method differs dramatically from the equity method of accounting. The consolidation method presents associated company results in the applicable line items within our consolidated financial statements. In contrast, the equity method of accounting presents associated company results in a single category, "equity in income (loss) of associated companies" within our consolidated statement of operations.

Cost Method. Associated companies not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, our share of the earnings and losses of these companies is not included in our consolidated statements of operations unless earnings or losses are distributed.

We expect to record our ownership interest in equity securities of our associated companies accounted for under the cost method at cost, unless the securities have readily determinable fair values based on quoted market prices, in which case these interests would be classified in accordance with Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."*

The presentation of our consolidated financial statements may differ from period to period if our ownership in any of our associated companies changes significantly. Our consolidated revenues and related costs and expenses may fluctuate due to the applicable accounting method used for recognizing our participation in the operating results of a particular associated company.

Associated Company Interests

Acquired Interests

The table below shows (1) the name of each associated company in which we have acquired an interest, (2) the date of acquisition, (3) the cash consideration paid by us, (4) the principal amount of any promissory note initially issued in connection with the acquisition to the associated company, (5) the number of shares, if any, of our class A common stock issuable upon conversion of series F preferred stock issued by us in connection with the acquisition, (6) our percentage of equity ownership and voting power in the associated company as of May 15, 2000 and (7) our method of accounting for our interest in it. Our equity ownership/voting power percentages have been calculated based on the issued and outstanding common stock of each associated company, assuming the issuance of common stock on the conversion or exercise of preferred stock, but excluding the effect of options and warrants. Except where we indicate otherwise, our equity ownership and voting power percentages are the same.

Associated Company	Date of Acquisition	Cash Consideration	Promissory Notes	Shares of Class A Common Stock	Our Equity Ownership/ Voting Power Percentage	Accounting Method
Aluminium.com, Inc.	3/10/00	$19,250,000	—	—	34.6%	Equity
BeautyJungle.com, Inc.	1/11/00	$18,000,000	—	—	61.0%	Consolidation
bid4real.com, inc.	1/24/00	$ 7,000,000	—	—	54.3%	Consolidation
BidBuyBuild, Inc.	2/11/00	$ 3,000,000	$ 3,000,000(1)	—	35.5%(2)	Equity
CapacityWeb.com, Inc.	2/11/00	$ 4,500,000	—	—	44.8%	Equity
closerlook, inc. (3)	2/1/00	$13,000,000	—	333,333	42.6%	Equity
Commerx, Inc.	11/19/99	$ 2,500,000	—	—	1.0%	Cost
comScore, Inc.	10/29/99	$ 200,208	—	—	0.9%	Cost
eFiltration.com, Inc.	2/11/00	$ 5,000,000	$ 5,000,000	—	45.2%	Equity
Emicom Group, Inc.	4/3/00	$ 2,000,000	$24,871,429	—	33.0%(4)	Equity
Entrepower, Inc.	11/23/99	$ 867,000	—	—	43.0%	Equity
eReliable Commerce, Inc.	3/15/00	$ 4,725,000	—	—	47.1%	Equity
Farms.com, Ltd.	4/28/00	$16,100,000	$16,100,000	—	41.0%(5)	Equity
i-Fulfillment, Inc.	1/28/00	$ 1,000,000	$ 9,000,000(1)	—	48.8%	Equity

Associated Company	Date of Acquisition	Cash Consideration	Promissory Notes	Shares of Class A Common Stock	Our Equity Ownership/ Voting Power Percentage	Accounting Method
iGive.com, inc.	2/11/00	$ 4,000,000	—	—	32.1%	Equity
iSalvage.com, Inc.	2/3/00	$ 6,500,000	—	—	36.3%	Equity
i-Street, Inc. (6)	11/23/99	$ 500,000	—	—	63.8%/89.8%	Consolidation
LAUNCHworks inc..	2/25/00	$11,428,571	—	—	39.7%(7)	Equity
LiveOnTheNet.com, Inc. (8) . .	12/8/99	$ 7,500,000	$ 7,500,000	—	76.9%	Consolidation
Martin Partners, L.L.C.	2/8/00	$ 1,670,883	—	—	25.0%	Equity
Mercantec, Inc..	2/11/00	$12,000,000	$11,500,000(1)	—	40.4%(9)	Equity
mindwrap, inc.	11/19/99	$ 4,905,000(10)	—	—	97.1%	Consolidation
The National Transportation Exchange, Inc.	10/29/99	$ 5,862,665	—	—	5.3%	Cost
Neoforma.com, Inc.	10/14/99	$ 6,000,000	—	—	1.5%	Cost
NetUnlimited, Inc. (11)	3/24/00	$ 5,000,000	—	—	61.4%	Consolidation
Oilspot.com, Inc.	2/10/00	$ 2,500,000	$ 2,500,000	—	55.6%	Consolidation
OpinionWare.com, Inc.	12/8/99	$ 7,000,000	—	—	54.4%	Consolidation
Outtask.com Inc..	12/10/99	$ 4,000,000	$ 3,000,000(1)	—	28.9%(12)	Equity
Panthera Productions, LLC . . .	3/30/00	$ 2,700,000	—	—	62.9%	Consolidation
Parlano, Inc..	2/11/00	$15,000,000	—	1,666,666	70.4%/86.9%	Consolidation
Perceptual Robotics, Inc..	2/14/00	$10,000,000	—	166,666	33.4%	Equity
PocketCard Inc.	11/23/99	$ 5,000,000	$10,000,000(1)	—	37.5%	Equity
Sequoia Software Corporation .	11/23/99	$ 6,916,648	—	—	8.8%	Cost
TV House, Inc..	3/8/00	$ 2,500,000	$ 2,500,000	—	42.0%	Equity
ViaChange.com, Inc..	1/31/00	$ 3,000,000	$ 2,000,000	—	70.0%	Consolidation
Web Design Group, Inc. (13)..	2/11/00	$ 7,000,000	—	—	53.7%	Consolidation
Westbound Consulting, Inc. (13)	2/11/00	$ 500,000	$ 500,000	—	52.4%	Consolidation
Whiplash, Inc.	11/8/99	$ 2,000,000	$ 4,000,000(1)	—	26.5%	Equity
Xippix, Inc.	2/4/00	$ 6,242,442	$ 4,000,000	—	31.5%	Equity

(1) We have repaid obligations under promissory notes in the amounts shown to the following associated companies as of May 31, 2000: BidBuyBuild—$3,000,000; i-Fulfillment—$9,000,000; Mercantec—$6,500,000; Outtask.com—$3,000,000; PocketCard—$10,000,000; Whiplash—$4,000,000; and Xippix—$4,000,000.

(2) We also hold warrants to purchase shares of common stock of BidBuyBuild. Giving effect to the exercise of these warrants, we would hold 37.7% of both the equity and voting power of BidBuyBuild.

(3) 250,000 of the shares of our class A common stock issuable upon conversion of preferred stock issued to closerlook and $1,500,000 in cash are being held in escrow and will be released to closerlook only upon achievement of revenue thresholds. Further, if closerlook achieves an additional revenue threshold, we will be obligated to pay an additional $3,000,000 in cash for our interest in closerlook.

(4) Our current equity ownership and voting power percentage is 7.6%, which will be increased to 33.0% when Emicom completes the private financing it is currently conducting. The cash consideration and promissory note shown in the table reflect payment for a 33.0% equity interest in Emicom. Beginning March 24, 2002, Emicom will have a right to cause us to purchase all of its outstanding common stock, which right will terminate under certain circumstances, including Emicom's completion of an initial public offering.

(5) We also hold warrants to purchase shares of common stock of Farms.com. Giving effect to the exercise of these warrants, we would hold 45.7% of both the equity and the voting power of Farms.com.

(6) Excludes 500,000 shares of series B-2 preferred stock, which are non-voting, non-convertible and redeemable at i-Street's option at any time before March 24, 2003, issued to us in exchange for $1,5000,000 in additional financing we provided to i-Street in March 2000.

(7) We also hold warrants to purchase shares of common stock of LAUNCHworks. Giving effect to the exercise of these warrants, we would hold 50.9% of both the equity and voting power of LAUNCHworks.

(8) Excludes 5,000 shares of series A preferred stock, which are non-voting, non-convertible and redeemable at LiveOnTheNet's Option at any time before February 17, 2001 with respect to 4,523 of the shares and April 18, 2001 with respect to 477 of the shares. These shares were issued to us in exchange for $5,000,000 in additional financing we provided to LiveOnTheNet in February and April 2000.

(9) We also hold warrants to purchase shares of common stock of Mercantec. Giving effect to the exercise of these warrants, we would hold 42.7% of both the equity and voting power of Mercantec.

(10) Includes $405,000 in brokerage fees paid in connection with the acquisition.

(11) Our interest in NetUnlimited was acquired by, and is owned through, Host divine.

(12) Gives effect to Outtask.com's redemption, on May 19, 2000, of 347,222 of the shares of Outtask.com that we originally acquired for approximately $300,000.

(13) Our interests in Web Design Group and Westbound Consulting were acquired by, and are owned through, Xqsite. Xqsite has repaid $250,000 under a promissory note issued by it in connection with its acquisition of Westbound.

Of the 39 associated companies listed in the table above, 21 were generating revenues as of March 31, 2000. However, only closerlook, Commerx, comScore, Farms.com, iGive.com, LAUNCHworks, LiveOnTheNet.com, Martin Partners, Mercantec, mindwrap, The National Transportation Exchange, NetUnlimited, Panthera Productions, Perceptual Robotics, Sequoia, Web Design Group, Westbound Consulting and Xippix generated sufficient revenues from principal operations so that they were not classified as development stage companies in 1999. In addition, only two of these companies, Martin Partners and Web Design Group reported net income for 1999 and for the three months ended March 31, 2000. None of our other associated companies listed in the table above reported net income for either of these periods.

Companies We Established

The table below shows (1) the name of each associated company that we have established, (2) the date of its establishment, (3) our current maximum intended capital contribution to the associated company, (4) our percentage of equity ownership and voting power in the associated company and (5) our method of accounting for our interest in it. Our current maximum intended capital contribution for each associated company represents the amount up to which we currently intend to contribute to that associated company over the next three to five years. We may, however, contribute significantly more or less than the listed amount to any particular associated company. Our current equity ownership/voting power percentages have been calculated based on the issued and outstanding common stock of each associated company, assuming the issuance of common stock on the conversion or exercise of preferred stock, but excluding the effect of options.

Associated Company	Date of Incorporation	Current Maximum Intended Capital Contribution	Our Current Equity Ownership/ Voting Power Percentage	Accounting Method
Brandango, inc.	10/26/99	$10,000,000	65.5%/90.0%	Consolidation
Buzz divine, inc.	10/26/99	$10,000,000	80.6%/90.0%	Consolidation
dotspot, Inc.	10/26/99	$10,000,000	80.6%/90.0%	Consolidation
eXperience divine, inc.	10/26/99	$10,000,000	80.8%/90.0%	Consolidation
FiNetrics, Inc.	11/3/99	$10,000,000	80.9%/90.0%(1)	Consolidation(1)
Host divine, inc.	10/26/99	$10,000,000	80.6%/90.0%	Consolidation
Justice divine, inc.	10/26/99	$10,000,000	80.9%/90.0%	Consolidation
Knowledge divine, inc.	10/26/99	$ 3,000,000	80.7%/90.0%	Consolidation
OfficePlanIt.com, Inc.	11/23/99	$10,000,000	80.6%/90.0%	Consolidation
salespring, inc.!!	10/26/99	$10,000,000	80.9%/90.0%	Consolidation
shō research, Inc.	10/26/99	$ 3,000,000	60.5%/90.0%	Consolidation
Talent divine, inc.	10/26/99	$10,000,000	80.8%/90.0%	Consolidation
Xqsite, Inc.	10/26/99	$10,000,000	80.6%/90.0%	Consolidation

(1) FiNetrics has entered into a non-binding letter of intent to combine with BrightLane.com, an online business center that provides administrative business services. This combination would reduce our equity ownership percentage in FiNetrics to approximately 45% and our voting power percentage in FiNetrics to approximately 75%.

All of the associated companies listed in the table above, other than Justice divine and OfficePlanIt, were generating revenues as of March 31, 2000, but only Brandango, eXperience divine and Talent divine earned net income for the three months ended March 31, 2000. Each of the associated companies listed in the table above commenced separate operations as of January 1, 2000. Before that date, we directly offered the services provided by these associated companies.

Results of Operations

Three Months Ended March 31, 2000

General

During the three months ended March 31, 2000, we acquired controlling majority voting interests in BeautyJungle.com, bid4real.com, NetUnlimited, Oilspot.com, Panthera Productions, Parlano, Inc., ViaChange.com, Web Design Group and Westbound Consulting for total consideration of $65,700,000, including $5,000,000 in the form of promissory notes. In addition, we have issued a total of 10,000,000 shares of our Series F preferred stock, with a fair value of $4.80 per share, and which will convert into 1,666,666 shares of class A common stock upon completion of this offering, in connection with our acquisition of Parlano. We also acquired significant minority ownership interests in 15 new associated companies, which we account for under the equity method of accounting, for total consideration of $139,816,896, including $35,000,000 in the form of promissory notes. In addition, we have issued a total of 3,000,000 shares of our Series F preferred stock, with a fair value of $4.80 per share, and which will convert into 499,999 shares of class A common stock upon completion of this offering, in connection with our acquisitions of closerlook and Perceptual Robotics.

Revenues

We generated revenues totalling $5,215,000 for the three months ended March 31, 2000, of which approximately $2,922,000 was generated by consolidated associated companies that we established and control, approximately $2,100,000 was generated by consolidated companies in which we acquired interests, and approximately $193,000 was generated directly by us as management fees. The total revenues included approximately $777,000 from the sale of products, including $499,000 related to software sales contracts and maintenance contracts and $276,000 related to sales of computer hardware and software. The total revenues also included approximately $4,438,000 from the sale of services, including $3,130,000 from consulting services and $1,112,000 from web-based advertising.

Cost of Revenues

For the three months ended March 31, 2000, cost of revenues were approximately $4,407,000, exclusive of $485,000 of amortization of stock-based compensation. These costs included approximately $527,000 of direct costs of providing products, which consisted of approximately $310,000 for our majority-owned associated companies in which we acquired interests and approximately $217,000 for our associated companies that we established. Direct costs of providing products consisted principally of costs of computer hardware and software and salary expense paid to sales persons. Cost of revenues also included approximately $3,880,000 of direct costs of providing services, which consisted of approximately $1,256,000 for our majority-owned associated companies that we established and approximately $2,624,000 for our majority-owned associated companies in which we acquired interests.

The types of revenues to which the cost of revenues for the three months ended March 31, 2000 were attributed included web-based advertising ($2,297,000 cost of revenues), product sales ($569,000 cost of revenues), public relations revenues ($435,000 cost of revenues), software and related maintenance revenues ($334,000 cost of revenues), web consulting ($248,000 cost of revenues), and other infrastructure service revenues such as venture capital fund management, recruiting fees and facilities management ($524,000 cost of revenues).

Selling, General and Administrative Expenses

For the three months ended March 31, 2000, we incurred selling, general and administrative expenses of approximately $31,451,000, exclusive of $8,107,000 of amortization of stock-based compensation. These

expenses consisted primarily of approximately $12,309,000 of employee benefits and related compensation, approximately $5,181,000 of marketing costs, approximately $2,235,000 of travel and business development costs, approximately $1,807,000 of fees for professional services, including legal, consulting and accounting, and approximately $1,534,000 of facility costs, consisting primarily of rent expense. Selling, general and administrative expenses also included amortization of identifiable intangible assets and goodwill in connection with our acquisitions of associated companies, which totalled approximately $3,415,000.

Research and Development Expenses

For the three months ended March 31, 2000, we incurred research and development expenses of approximately $1,596,000, exclusive of $73,000 of amortization of stock-based compensation. These expenses consisted primarily of approximately $816,000 of web production and development costs and approximately $466,000 of employee benefits and related compensation.

Stock-Based Compensation

For the three months ended March 31, 2000, we incurred a non-cash expense of approximately $7,150,000 related to the issuance of 116,665 shares of restricted stock under our 1999 Stock Incentive Plan and grants of options to purchase 6,788,753 shares of our class A common stock exclusive of cancelled options to purchase 2,340 shares, to employees, directors and consultants with exercise prices lower than the fair value of the class A common stock on the dates of grant. Of the options underlying the stock-based compensation, options to purchase 3,254,849 shares were granted during the three months ended March 31, 2000. The total unearned stock-based compensation related to these options and restricted stock at March 31, 2000 was approximately $101,019,000 and will be amortized over the vesting periods of the related options, generally four years in the case of options granted to employees and consultants and one year in the case of options granted to non-employee directors and restricted stock issued to employees.

For the three months ended March 31, 2000, we also incurred a non-cash expense of approximately $1,514,000 related to our issuance to our employees of shares of common stock of our majority-owned associated companies that we established. These shares were sold at prices lower than their fair value. The total unearned stock-based compensation related to these shares at March 31, 2000 was approximately $22,711,000 and will be amortized over the four-year vesting period of the shares issued.

Other Income and Expenses

Other income consisted of interest income of approximately $3,713,000 earned from investment of our available cash balances. Other expense consisted of interest expense of approximately $302,000. Interest expense was incurred primarily from notes payable to associated companies.

Income Taxes

We have recorded no income tax benefit or loss for the three months ended March 31, 2000. Because we have no history of taxable income through March 31, 2000, the tax benefit associated with our net loss has been fully reserved. At March 31, 2000, we had approximately $20,370,000 of net operating loss carryforwards, which are available to reduce future federal income taxes, if any. Net operating loss carryforwards of $5,770,000 will expire in 2019 and net operating loss carryforwards of $14,600,000 will expire in 2020, respectively.

Minority Interest

Minority interest of approximately $4,187,000 represents the non-controlling stockholders' share of our consolidated associated companies' net loss for the three months ended March 31, 2000.

Equity in Losses of Associated Companies

Equity in losses of associated companies resulted from our minority ownership interests in 20 companies that we account for under the equity method. Equity in losses of associated companies includes our proportionate share of equity method associated companies' losses, which totalled approximately $4,647,000 in net losses for the three months ended March 31, 2000. Equity in losses of associated companies also includes amortization of our net excess investment over the equity in the net assets of these associated companies, which totalled approximately $6,231,000 for the three months ended March 31, 2000.

Net Loss

We reported a net loss of approximately $44,185,000 for the three months ended March 31, 2000, principally due to selling, general and administrative expenses that we incurred in addition to our equity loss in associated companies, partially offset by our revenues and interest income.

Deemed Dividends

In connection with the issuance of our series E convertible preferred stock on March 14, 2000, we recorded a non-cash preferred stock dividend of $18,284,327, which relates to the deemed beneficial conversion feature associated with that preferred stock.

In connection with the issuance of our series F convertible preferred stock on February 11, 2000, we recorded a non-cash preferred stock dividend of $7,530,000, which relates to the deemed beneficial conversion feature associated with that preferred stock.

Period from May 7, 1999 (Inception) to December 31, 1999

General

We were incorporated in the state of Delaware on May 7, 1999 and had no substantive operations through June 30, 1999. From June 30, 1999 to December 31, 1999, we engaged in our initial organization, infrastructure building and marketing activities. During this period, we acquired a controlling majority voting interest in i-Street, LiveOnTheNet.com and mindwrap. We also acquired significant minority ownership interests in five associated companies accounted for under the equity method and ownership interests in five associated companies accounted for under the cost method.

Revenues

For the period ended December 31, 1999, we generated revenues of approximately $1,037,000. These revenues included approximately $275,000 in management fees as general partner of Platinum Venture Partners I and II. These revenues also included approximately $272,000 related to software sales contracts and maintenance contracts of mindwrap. Other sources of revenues included $135,000 in web-based advertising, and other infrastructure service revenues such as public relations, consulting and facilities management.

Cost of Revenues

For the period ended December 31, 1999, cost of revenues were approximately $1,027,000, exclusive of $5,000 of amortization of stock-based compensation. These costs included approximately $234,000 of direct costs of providing products, which consisted of approximately $111,000 for our majority-owned associated companies and approximately $123,000 for infrastructure service activities that are now performed by associated companies that we established. Direct costs of providing products consisted principally of costs of computer hardware and salary expense paid to sales persons. Cost of revenues also included approximately $794,000 of direct costs of providing services, which consisted of approximately $376,000 for our majority-

owned associated companies, approximately $209,000 for infrastructure service activities that are now performed by associated companies that we established and approximately $209,000 for the management of Platinum Venture Partners I and II.

The types of revenues to which the cost of revenues for the period ended December 31, 1999 were attributed included web-based advertising ($160,000 cost of revenues), management fees ($236,000 cost of revenues), software and related maintenance revenues ($165,000 cost of revenues), and other infrastructure service revenues such as public relations, consulting, and facilities management ($466,000 cost of revenues).

Selling, General and Administrative Expenses

For the period ended December 31, 1999, we incurred selling, general and administrative expenses of approximately $8,557,000, exclusive of $741,000 of amortization of stock-based compensation. These expenses consisted primarily of approximately $3,851,000 of employee benefits and related compensation, approximately $1,449,000 of travel and business development costs, approximately $865,000 of fees for professional services, including legal, consulting and accounting, and approximately $332,000 of facility costs consisting primarily of rent expense. Selling, general and administrative expenses also included amortization of identifiable intangible assets and goodwill in connection with our acquisitions of associated companies which totalled approximately $595,000 for the period ended December 31, 1999.

Research and Development Expenses

For the period ended December 31, 1999, we incurred research and development expenses of approximately $133,000, exclusive of $2,000 of amortization of stock-based compensation. These expenses were related to software development activities of our majority-owned associated companies.

Stock-Based Compensation

For the period ended December 31, 1999, we incurred a non-cash expense of approximately $747,000. This expense relates to grants of options to purchase 3,533,904 shares of our class A common stock granted to employees and directors with exercise prices lower, for financial statement purposes, than the deemed fair value of the class A common stock on the dates of grant. The total unamortized stock-based compensation at December 31, 1999 was approximately $26,661,000.

Other Income and Expenses

Other income consisted of interest income of approximately $1,589,000 earned from investment of our available cash balances. Other expense consisted of interest expense of approximately $205,000. Interest expense was incurred principally from notes payable to associated companies.

Income Taxes

We recorded no income tax benefit or loss for the period ended December 31, 1999. Because we have no history of taxable income through December 31, 1999, the tax benefit associated with our net loss has been fully reserved. At December 31, 1999, we had approximately $5,770,000 of net operating loss carryforwards, which are available to reduce future Federal income taxes, if any. These net operating loss carryforwards expire at the end of 2019.

Minority Interest

Minority interest of approximately $51,000 represents the non-controlling stockholders' share of our consolidated associated companies' net loss for the period ended December 31, 1999.

Equity in Losses of Associated Companies

Equity in losses of associated companies resulted from our minority ownership interests in Entrepower, OpinionWare.com, Outtask.com, PocketCard, and Whiplash, which are accounted for under the equity method. Equity in losses of associated companies includes our proportionate share of equity method associated companies' losses, which totalled approximately $672,000 for the period ended December 31, 1999. Equity in losses of associated companies also includes amortization of our net excess investment over the equity in the net assets of these associated companies, which totalled approximately $742,000 for the period ended December 31, 1999.

Net Loss

We reported a net loss of approximately $9,407,000 for the period ended December 31, 1999, principally due to selling, general and administrative expenses we incurred, in addition to our equity loss in associated companies, partially offset by our revenues and interest income earned.

Prospective Stock-based Compensation Charges

Through April 30, 2000, we granted options to purchase 7,051,522 shares of our class A common stock, and issued 116,665 shares of restricted stock, under our 1999 Stock Incentive Plan to our employees and non-employee directors, including options to purchase 3,533,904 shares during 1999. As of April 30, 2000, options to purchase 8,000 shares had been cancelled and 22,510 shares of restricted stock issued upon exercise of options had been forfeited. The options and restricted stock were granted with exercise prices lower than the fair value of our class A common stock on the dates of grant. The options were granted with exercise prices ranging from $4.50 per share to $13.50 per share, with a weighted average exercise price of $5.70 per share. The fair value of our class A common stock ranged from $6.00 to $36.00 per share for the period during which these options were granted, with a weighted average fair value of $21.86 per share. In connection with the options and restricted stock, we recorded unearned stock-based compensation of approximately $27,408,000 in 1999, approximately $81,508,000 in the first quarter of 2000, and approximately $5,955,000 in April 2000. The total unearned stock-based compensation will be amortized as stock-based compensation expense in our consolidated financial statements over the vesting period of the applicable options or restricted stock, generally four years in the case of options granted to employees and one year in the case of options granted, or restricted stock issued, to non-employee directors or restricted stock issued to employees. In 1999, we amortized approximately $747,000 of stock-based compensation expense. During the three months ended March 31, 2000, we amortized approximately $7,150,000 of stock-based compensation expense. We expect to amortize the remaining unearned stock-based compensation as follows: 2000—$34,141,000 (including $7,150,000 amortized in the first three months of 2000); 2001—$27,426,000; 2002—$26,614,000; 2003—$24,669,000; and 2004—$1,274,000, which will reduce our earnings, or increase our losses, in those years.

On March 9, 2000, we issued an option to purchase 166,666 shares of our class A common stock with an exercise price of $6.00 per share to one of our non-employee directors, of which 125,000 shares relate to a consulting agreement between that director and us. Additionally, in February and March 2000, we issued options to purchase 108,295 shares of our class A common stock with exercise prices ranging from $10.50 to $13.50 per share to consultants. These options issued to a non-employee director and to consultants are included in the options discussed in the preceding paragraph. In accounting for these options, we relied on the guidance set forth in EITF 96-18, ''Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services'' (EITF 96-18). We applied the Black-Scholes model to the portion of these options granted for consulting services, resulting in a total future expense to us of approximately $6,893,000. We will recognize this total future expense over the three-year vesting period of the related consulting agreements in accordance with FIN 28, ''Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans,'' which will reduce our earnings, or increase our losses, in those years. We will continue to revalue the services on a quarterly basis based upon our

future publicly traded stock price in accordance with EITF 96-18 and adjust our expense incurred accordingly. The future value of these potential additional charges cannot be estimated at this time, because the charges will be based on the future fair value of our stock. In the future, we may incur similar charges in connection with other stock option awards to consultants, including members of our advisory board, which will reduce our earnings, or increase our losses, in the affected periods.

During January 2000, our employees acquired an average of 22.0% ownership interest in 13 companies that we established in October and November 1999. The employee ownership of these associated companies was 39.5% for sho research, Inc., 34.5% for Brandango, inc., and ranged from 19.1% to 19.4% for the remaining 11 companies. The employees contributed a total of approximately $57,000, which represented $0.001 per share. For financial statement purposes, the deemed fair value of the employees' share of these established companies was approximately $24,282,000, or $0.43 per share at the time of issuance of the stock. In connection with these stock issuances, we have recorded unearned stock-based compensation of approximately $24,225,000 for the first quarter of 2000. The total unearned stock-based compensation will be amortized as stock-based expense in our financial statements ratably over four years, which represents the vesting period of the shares issued. We amortized approximately $1,514,000 of this stock-based compensation expense for the three months ended March 31, 2000 and expect to amortize the remaining unearned stock-based compensation as follows: 2000—$6,056,000 (including $1,514,000 amortized in the first three months of 2000); 2001—$6,056,000; 2002—$6,056,000; and 2003—$6,056,000, which will reduce our earnings, or increase our losses, in those years.

Summary of Currently Expected Fixed Charges

The following table summarizes the fixed charges as of March 31, 2000 that we currently expect to incur over the next five years for amortization of (1) identifiable intangible assets and goodwill, (2) our net excess investment over our equity in the net assets of associated companies and (3) unearned stock-based compensation:

	Year				
Amortization of:	2000	2001	2002	2003	2004
Identifiable Intangible Assets and Goodwill ..	14,570,000	14,776,000	14,181,000	750,000	—
Our Net Excess Investment	41,608,000	47,813,000	47,072,000	5,815,000	—
Unearned Stock-Based Compensation	40,197,000	33,482,000	32,670,000	30,725,000	1,274,000
Total	96,375,000	96,071,000	93,923,000	37,290,000	1,274,000

(1) These unearned stock-based compensation charges do not reflect potential additional charges associated with options granted to consultants, as discussed under "—Prospective Stock-based Compensation Charges" above. The future value of these potential charges cannot be estimated at this time because the charges will be based on the future value of our stock.

Liquidity and Capital Resources

As of May 31, 2000, we had cash and cash equivalents of approximately $132,052,000, including cash and cash equivalents of $40,477,000 held by our consolidated associated companies, consisting almost entirely of funds raised in private placements of securities. Our cash and cash equivalents as of May 31, 2000 represented a decrease of approximately $79,859,000 from approximately $211,911,000 as of March 31, 2000, which represented an increase of approximately $49,070,000 from approximately $162,841,000 as of December 31, 1999.

Our "burn rate"—our use of cash in operating activities—was approximately $34,885,000 for the three months ended March 31, 2000, or an average of approximately $11,628,000 per month. As of December 31, 1999, we had raised $212,323,553 from sales of shares of our convertible preferred stock. From January 1 through March 14, 2000, we raised an additional $215,134,327 from sales of additional shares of our convertible preferred stock.

The net decrease in cash and cash equivalents of $79,859,000 from March 31, 2000 to May 31, 2000 was due primarily to acquisitions of interests in associated companies and repayments of promissory notes of approximately $39,759,000, our burn rate—use of cash in operating activities—of approximately $26,781,000, or an average of approximately $13,391,000 per month, our acquisition of shares of 360networks for approximately $4,181,000, and cash used in other non-operating activities of approximately $9,138,000.

During the period ended December 31, 1999, we borrowed approximately $927,000 under a line of credit for ongoing operating expenses. This amount was repaid during October 1999. We are currently negotiating to enter into a $50,000,000 line of credit with La Salle Bank N.A. We do not expect to enter into any agreements relating to this line of credit until after the completion of this offering and do not expect to enter into this line of credit unless we complete this offering. We anticipate that this line of credit will be available for working capital financing and general corporate purposes other than permanent financing for acquisitions of interests in associated companies. In addition, our obligations under our office lease in Lisle, Illinois are secured by a letter of credit for $442,865 issued by Bank of America.

We continually analyze our business plans and internal operations and the operations and business plans of each of our associated companies in light of market developments. As a result of this ongoing analysis, we may decide to make substantial changes in our business plan and organization and in the business plans and organizations of the associated companies that we control. We recently decided to change the organizational structure of our associated company development group, which is principally responsible for making acquisition and funding recommendations to our senior management. We reorganized that group into three areas: (1) market makers; (2) infrastructure companies; and (3) business services (which combine with the infrastructure companies to form the infrastructure service provider category). In this process, we decided to eliminate 29 positions within this group, laying off 28 employees in the second quarter of 2000 and moving one employee to another position within our organization. The decision to eliminate these positions was based in part on our conclusion that, due to changing market conditions, we had more employees in that group than were needed to efficiently deploy the cash we expect to have available in the near future. The total expense associated with these layoffs was approximately $456,000, which consisted of severance pay, accrued vacation, continuation of employee benefits and forgiveness of interest rate receivables from employee loans. In addition, we have expensed an additional $492,000 related to acceleration of unearned stock-based compensation related to these terminated employees. We have not, however, made any material changes in our overall business model or plans. In the future, as we continue our internal analysis and as market conditions and our available capital change, we may decide to make additional organizational changes and/or alter some of our overall business plans, but we have not currently reached any conclusions or made any decisions, preliminary or final, in this regard.

We continually examine all of our associated companies to assess their potential for financial success as part of our organization, whether on a stand-alone basis or otherwise. This examination includes consideration of each associated company's development of its business plans and objectives and progress toward achievement of its performance goals. Based on this examination, we expect to make future funding decisions with respect to existing and new associated companies, including whether to adjust our currently intended contributions to the associated companies we established. Generally, we intend to make the greatest financial commitments to those companies that we believe have the greatest potential for future value and profitability and for initial public offerings or other liquidity events and/or operate in particular markets on which we intend to focus. In some cases, we may determine not to provide any future capital to particular associated companies, including associated companies that we control, and those companies may need to obtain third-party financing, if available, to continue operations as currently anticipated, if at all. In some cases, these companies may elect, or be forced, to lay off employees or take other measures to reduce costs. In addition, we may decide in the future to combine, restructure or alter the business plans of associated companies that we control to enhance their potential value in the public markets or their value to potential acquirers. We expect that we will apply these same principles, and a consideration of our available cash and other resources, in making decisions with respect to future acquisitions of interests in associated companies. To date, however, we have not changed our plans with respect to our expected financial contributions to existing or new associated companies.

If we do not complete this offering and the concurrent private placements, we expect to take steps to reduce our costs and also to seek alternative sources of capital. Our cost reduction measures would include laying off additional employees, including in our associated company development group and at associated companies that we control, although we do not currently know how many positions would be eliminated or who would be considered for termination. We would also decrease or eliminate our currently intended capital contributions to the associated companies we established, as well as to other associated companies. Further, we would significantly scale back, or terminate entirely, our program of acquiring interests in, and establishing, new associated companies. In addition, we would scale back, postpone or cancel our plan to construct an approximately 400,000 square foot facility in Chicago. We have not, however, made any specific plans with respect to these or other cost reduction measures, including when or how they would be implemented.

In an article in *The Chicago Sun-Times* dated May 27, 2000, information regarding our business and this offering was published. Some of the information in the article was attributed to oral statements made by Mr. Filipowski, our Chief Executive Officer, during an interview with *The Chicago Sun-Times*. While some of the factual statements about us in the article are disclosed in this prospectus, the article also includes statements regarding the company's liquidity and financial condition that are inconsistent with those disclosed in this prospectus. In a *Chicago Sun-Times* article dated June 6, 2000 referencing the May 27, 2000 article, the following statement is attributed to Mr. Filipowski: "divine, which backs more than 50 tech companies, [has] more than $100 million, enough to last 20 months without a cash infusion." The May 27, 2000 statements are also repeated in a May 30, 2000 *Chicago Sun-Times* article, which references a "burn rate"—our use of cash in operating activities—of $5,000,000 per month. The statements made by Mr. Filipowski do not accurately reflect our financial condition. As of May 31, 2000, we had cash and cash equivalents of approximately $130,052,000. Our burn rate averaged approximately $11,628,000 per month for the first three months of 2000 and averaged approximately $13,391,000 per month for April and May 2000. We are unable to accurately project our future burn rate, because it will be based upon many factors, including revenue growth of us and our consolidated associated companies, employee hiring and retention decisions and the implementation of, and any changes in, business plans. Additionally, according to the May 30 article, "Filipowski expects the Company to "begin making money" in eight months." This statement made by Mr. Filipowski also does not accurately reflect our financial condition. We cannot now determine when we will or begin making money—or be cash flow positive —but we do not expect to be cash flow positive in eight months or for the foreseeable future after that time. The statements of Mr. Filipowski have been repeated, sometimes in slightly altered forms, in several other press articles. The published statements of Mr. Filipowski should not be considered, and you should make your investment decision only after carefully evaluating all of the information in this prospectus, including the risks described in this section and throughout the prospectus.

Through May 31, 2000, we have paid a total of $342,339,846 in cash, including $65,721,429 in the form of outstanding promissory notes, in connection with our acquisitions of interests in 39 associated companies. These amounts include amounts paid by two of the associated companies that we established to acquire interests in three associated companies. We have also provided approximately $6,500,000 of additional financing to two of these associated companies. We currently intend to contribute up to a total of $116,000,000 for start-up financing over the next three to five years to associated companies that we have established to date, approximately $37,000,000 of which we have paid through May 31, 2000. Two of these associated companies have used $12,750,000 of this amount to acquire interests in three associated companies, and there is an outstanding promissory note in the amount of $250,000 relating to one of these acquisitions. Our future contributions to each of these associated companies that we have established may be significantly increased or decreased and accelerated or decelerated based upon various factors, including each company's and our respective development of business plans and objectives and progress toward achievement of performance goals, as well as additional funding available from third-party sources. We intend to continue to acquire interests in associated companies, and we expect that the amount of cash that we will use for acquisitions will increase substantially in future periods. We also expect to expend substantial funds in future periods to fund our establishment of new associated companies.

In connection with our acquisition of an interest in Emicom, we have agreed that, beginning March 24, 2002, Emicom will have a right to cause us to purchase all of its outstanding common stock at a price equal to 75% of the product of (1) Emicom's net asset value at the time this right is exercised multiplied by (2) the quotient of (a) our then total market capitalization, divided by (b) our then net asset value. This right will terminate under some circumstances, including Emicom's completion of an initial public offering or Emicom's receipt of $157,000,000 or more of gross proceeds from private sales of its common stock if, as a result, we own 25% or less of its common stock.

We have committed to contribute a total of $10,000,000 to Skyscraper Ventures, $9,860,000 as a limited partner and $140,000 as general partner of the fund. The fund may draw down our commitment to it for a period of four years.

We have exercised our option to purchase, for $9,750,000 plus the costs and expenses of Blackhawk, the property in Chicago on which our planned 400,000 square foot facility is to be constructed for an aggregate total of approximately $12,000,000. Based on our most recent internal discussions regarding plans for the facility, we currently estimate that our budget for the land acquisition and construction and development of the facility will total between $60,000,000 and $80,000,000. However, this budget may increase or decrease as we finalize plans for the facility. We expect that the substantial majority of the construction and development costs will be funded through third-party financing and that $14,000,000 of this amount will be reimbursed to us through tax increment financing. We currently anticipate that the facility will be ready for occupancy by Summer 2001. However, the timing of our development of the facility, as well as the scale and final design of the facility will, depend on the anticipated space needs of us and other projected users of the facility, transportation issues and the availability of third-party financing. In addition, under an Alliance Agreement with Microsoft, we have committed to purchase approximately $9,600,000 of software products, $4,700,000 of consulting services and $1,000,000 of product support services from Microsoft through January 2004.

We have agreed to sell 5,293,691 shares of our class A common stock and 16,740,896 shares of our class C convertible common stock, assuming an initial public offering price of $14.00 per share, in the concurrent private placements. These private placements are conditional upon our completion of this offering. We estimate that our net cash proceeds from these concurrent private placements will be approximately $233,197,534. In connection with these private placements, we have agreed (1) under our Alliance Agreement with Microsoft to expend $4,000,000 over four years to promote Microsoft solutions, to open an office in Seattle within 60 days after the completion of that offering, which we expect to cost approximately $1,500,000, and to dedicate up to $50,000,000 in capital to our Seattle operations for projects and acquisitions, (2) to purchase a minimum of $100,000,000 of colocation and bandwidth services from Level 3 over four years, $25,000,000 of which will be credited to us as payment by Level 3 for its purchase of shares from us, and (3) to purchase a minimum of $5,000,000 of computer equipment and software, storage solutions and professional services from Compaq over four years. In addition, in connection with our private placement to 360networks, we purchased 374,181 subordinated voting shares of 360networks, in a private placement, concurrent with its initial public offering on April 26, 2000. We purchased 93,545 shares at a purchase price of $5.00 per share and 280,636 shares at a price of $13.23 per share, which represents the 360networks' initial public offering price, less underwriting discounts, for a total purchase price of $4,180,539. We completed our purchase of these shares on April 26, 2000, at which time the shares had an aggregate market value of $5,238,534.

The following table summarizes the current capital commitments discussed above:

Commitment to/for	Purpose	Amount	Time Period
Associated companies we acquired	Repay promissory notes	$ 65,721,429	Through August 2000
Associated companies we established	Provide start-up financing	$ 85,000,000	3 to 5 years
Blackhawk	Purchase Chicago facility	$ 12,000,000	July 2000
Compaq	Purchase computer equipment	$ 5,000,000	4 years(1)
Level 3	Purchase colocation and bandwidth services	$100,000,000(2)	4 years
Microsoft	Open Seattle facility	$ 1,500,000	Within 60 days from the date of this offering
Microsoft	Promote Microsoft solutions	$ 4,000,000	4 years
Microsoft	Fund Seattle projects and acquisitions	$ 50,000,000	None Specified
Microsoft	Purchase software products, consulting services and product support services	$ 15,300,000	4 years
Skyscraper Ventures	Fund acquisitions	$ 10,000,000	4 years

(1) $2,500,000 of equipment must be purchased within the first 18 months.

(2) $25,000,000 of the commitment will be satisfied by a service credit issued to us by Level 3 in connection with the concurrent private placement.

We estimate that, following this offering and the concurrent private placements, we will have cash and cash equivalents, and hold direct or guaranteed obligations of the United States, totalling approximately $531,000,000, compared to approximately $298,000,000 if we did not complete the concurrent private placements and approximately $119,000,000 if we completed neither this offering nor the concurrent private placements, in each case excluding cash and cash equivalents held by our associated companies. We believe that, if we did not complete this offering and the concurrent private placements, the proceeds we received from our previously completed private placements of equity securities would not be sufficient to fund our currently anticipated working capital and other cash needs for the next 12 months if we continued to implement our current business plans. In that case, we would seek alternative sources of capital and would implement cost reduction measures, including reducing our workforce and the workforce of our majority-owned associated companies. We believe that, if we completed this offering but did not complete the concurrent private placements, the proceeds we received from this offering and our prior private placements of equity securities would be sufficient to fund our currently anticipated working capital and other cash needs for at least the next 12 months, but that we would be severely constrained in our ability to acquire interests in and establish business-to-business e-commerce companies and to provide capital at currently anticipated levels to the associated companies that we have established to date. Our proceeds from this offering and the concurrent private placements should enable us to fund our currently anticipated working capital and other cash needs for at least the next 12 months, as well as acquire interests in and establish a significant number of new associated companies during this 12-month period. However, during this period, we may seek additional capital in the private or public equity markets to enable us to further expand our program of acquiring interests in and establishing associated companies. On a longer-term basis, we expect to need to periodically access the private and/or public equity markets to obtain the funds we need to support our operations and continued growth and the operations and continued growth of our associated companies. Because, for the foreseeable future, we expect to incur increasing losses, do not expect to receive cash distributions from our associated companies for the foreseeable future and do not plan to sell our associated company interests, we expect to seek additional capital after we use the cash we will have available after we complete this offering and the concurrent private

placements. Our long-term capital requirements will depend in large part on the number of associated companies which we establish and in which we acquire interests, the amounts we pay for interests and as capital contributions and the timing of these payments. Management's plans and the related capital requirements will depend on various factors, such as developments in our markets and the availability of acquisition and entrepreneurial opportunities. We may not be able to obtain financing on acceptable terms, or at all, when we need it. If we require, but are unable to obtain, additional financing in the future on acceptable terms, if at all, we will not be able to continue our business strategy, respond to changing business or economic conditions, withstand adverse operating results or compete effectively.

Recent Accounting Pronouncements

We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our net results of operations, financial position or cash flows.

Qualitative and Quantitative Disclosure About Market Risk

At December 31, 1999, we had approximately $162,841,000 in cash and cash equivalents, and, at March 31, 2000, we had approximately $211,911,000 in cash and cash equivalents. A decrease in market rates of interest would have no material effect on the value of these assets.

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BUSINESS

You should read the following discussion along with our financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under "Risk Factors." Our actual results may differ materially from those expressed in, or implied by, these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Overview

We are an Internet holding company actively engaged in business-to-business e-commerce through our community of associated companies, currently consisting of 52 business-to-business e-commence companies. We foster collaboration among these companies, 15 of which are currently located together in our facilities, to provide cross-selling and marketing opportunities and support business growth and the sharing of information and business expertise. We finance and assist in the development, management and operations of our associated companies. Through associated companies that we established and control, we also offer them infrastructure services to help them build their businesses.

We were formed in May 1999 and on June 30, 1999 began start-up and organizational activities, including building our management team, raising our initial capital, hiring technical and operational personnel and marketing our business. In addition, from June 30, 1999 to September 30, 1999, we engaged in initial analysis of, and discussions with, potential associated companies, but we did not acquire interests in or establish any associated companies. Since September 30, 1999, we have acquired interests in 39 associated companies, established a total of 13 associated companies and also further developed our operational procedures and capabilities. We acquire interests in infrastructure service providers, market makers and do rights, primarily by purchasing capital stock of these companies. We also establish new associated companies when we identify opportunities consistent with our business strategy and recruit entrepreneurial talent to manage these companies. After forming these companies, we help develop their business plans, provide them with capital, build their management teams and hire their initial employees. Through associated companies that we control, we provide a wide range of infrastructure and support services, such as marketing and public relations, web site design and strategic planning. Through December 31, 1999, we directly operated the infrastructure service businesses that are now operated by associated companies that we established and control. We currently operate principally in the Chicago area and also recently opened an office in Austin, Texas, and, through our acquisition of an interest in LAUNCHworks, began operating in Calgary, Alberta, Canada. We recently established operations outside of North America by acquiring an interest in Emicom Group, a provider of capital and infrastructure services located in Israel. We have also entered into a non-binding letter of intent, which terminates on July 15, 2000, to acquire an interest in a company that plans to provide capital and strategic services to Internet and related companies throughout Latin America, to be formed by Consultores Asset Management, S.A., an investor in and developer of Internet companies. We are currently conducting a due diligence investigation in connection with this proposed transaction.

Through the remainder of 2000, we plan to continue acquiring interests in associated companies, although we have not determined the number or size of the acquisitions that we will make. We may acquire greater percentage equity interests, including whole companies, and we may acquire interests in larger companies, than has typically been the case with our acquisitions to date. We also intend to expand the operations of associated companies we have established and, as we identify opportunities and recruit entrepreneurial talent, we will consider establishing new associated companies that can advance our business strategy. Throughout the year, we will be providing strategic guidance and day-to-day operational support and offering our infrastructure services to our associated companies to assist them in getting their products and services to market quickly and positioning themselves for possible initial public offerings. Most of our current associated companies are now in the development stage and have not yet generated meaningful revenues. We expect that all of our current associated companies will be engaged in revenue-generating operating activities by the end of the year. Further, in 2000, we plan to begin development of approximately 400,000 square foot facility in Chicago to house and

facilitate collaboration among associated companies, as well as other e-commerce businesses. In addition, we plan to hire a general manager and core business development team for a Seattle-based facility to develop business-to-business e-commerce companies. We plan to establish and staff a Seattle office within 60 days after the completion of this offering. We also plan to expand our Austin facility and expect that our associated company development group, Buzz divine, dotspot and Xqsite will operate at this facility by August 2000. We are also contemplating expanding our operations to the Far East, although we have not yet determined a timetable for this expansion. Additionally, we will continue to build the internal corporate and managerial capabilities we need to support our planned rapid growth and the growth of our associated companies. Finally, to accelerate this growth, we may seek additional capital in the public or private securities markets later in the year. In future years, we intend to continue to grow our business through internal expansion and acquisitions, both domestic and international, supported by periodic capital-raising.

Industry Background

The Growth of Business-to-Business E-Commerce

Businesses are increasingly relying on the Internet to share information and sell goods and services. We believe, based on estimates published in February 2000 by Forrester Research, an independent industry research firm, that the inter-company trade of goods and services over the Internet, commonly referred to as business-to-business e-commerce, will grow to approximately $2.7 trillion by 2004. This growth is being driven, in part, by advancements in Internet-related technology that are enabling companies to reach larger audiences while reducing sales, marketing and related expenses and to integrate their systems more efficiently with those of their partners and customers.

With the continuous advances in the use and business applications of the Internet, the economy is becoming increasingly competitive and customer-oriented. The proliferation of the Internet has enabled businesses to establish more direct relationships with customers. As a result of the greater availability of current pricing information from multiple online vendors and marketplaces, businesses can continuously compare product and service offerings and improve their purchasing decisions. To attract and retain customers in this increasingly competitive environment, businesses have been forced to minimize distribution inefficiencies and adopt more customer-oriented marketing, order fulfillment and service solutions. Businesses today must make rapid inventory adjustments, streamline procurement and distribution processes and automate the entire selling process. Accordingly, businesses are investing significant amounts in developing and deploying e-commerce solutions.

To capitalize on these business trends, a large number of new companies exclusively devoted to developing business-to-business e-commerce products and services are being formed and funded. In addition, traditional businesses are committing significant resources to deploy e-commerce businesses which may eventually operate as separate companies. We classify business-to-business e-commerce companies as either infrastructure service providers, market makers or do rights:

Infrastructure Service Providers: Infrastructure service providers assist companies in building and managing the infrastructure needed to support business-to-business e-commerce. Their goal is to maintain and extend their clients' competitive advantage by allowing companies to focus on their core competencies, thereby improving operating efficiencies and decreasing time-to-market. They accomplish these goals by offering systems integration, web site design and hosting, as well as software and other products and services, such as legal and accounting services and marketing and public relations expertise.

Market Makers: Market makers enable commerce to be conducted more efficiently and at lower costs by bringing together large numbers of buyers and sellers in traditional businesses on Internet-based markets where they can exchange products and services. They also provide web-based community forums which allow businesses and professionals to share information. Market makers usually operate in specific industries, capitalizing on inherently inefficient distribution channels and business processes.

Do Rights: Do rights use the Internet to operate for-profit businesses with social, cultural or educational purposes. Do rights generally either conduct philanthropic activities themselves or provide opportunities for their customers to provide financial support to philanthropic entities.

Operating Challenges Facing Emerging Business-to-Business E-Commerce Companies

Today's low barriers to entry and the ability of businesses to market products on a global basis make it critical that businesses bring new products and services to market quickly. To be successful, new business-to-business e-commerce companies must:

- identify e-commerce needs and opportunities within targeted industries;

- rapidly develop and effectively market solutions that satisfy specific industry demands;

- quickly build brand recognition and an online presence to establish market leadership; and

- secure valuable strategic partnerships.

To build internally the necessary technology and management infrastructure in a timely manner, new business-to-business e-commerce companies must obtain capital and rapidly hire sales and marketing professionals, web designers, information technology specialists and administrative personnel. Moreover, because e-commerce solutions are typically targeted at particular industries with distinct business practices, distribution channels and product and service needs, new business-to-business e-commerce companies also often require the assistance of industry experts. In today's competitive labor market, they may be unable to locate and hire the personnel needed to ensure commercial success, or the time and effort required to hire and integrate available individuals could divert management's attention from efforts to construct core product or service offerings and bring them to market. Accordingly, in addition to capital, emerging business-to-business e-commerce companies require access to:

- industry experts who can help define and refine their business plans;

- management teams experienced in the day-to-day operations of business-to-business e-commerce companies;

- infrastructure services that can reduce costs and time-to-market; and

- a variety of service professionals.

Venture capital firms, the traditional source of capital for emerging technology companies, have primarily focused on providing capital and have not offered infrastructure services.

Geographic Concentration of Capital and Services in the U.S.

We believe, based on venture capital industry data released in February 2000 by The National Venture Capital Association, a trade organization for venture capital and private equity firms, and Thompson Financial Securities Data's Venture Economics Group, an information provider for private equity professionals, that $48.3 billion of venture capital investments were made in U.S. businesses in 1999, and that, of that amount, approximately $34.5 billion was invested in businesses located in California and the northeastern United States, including $16.9 billion invested in northern California businesses alone. We believe that this capital concentration has contributed to a lack of infrastructure services available outside of these areas, making it more difficult to launch successful e-commerce start-ups and attract capital. The rest of the United States, which is home to numerous traditional manufacturing, retail and service businesses, many major research institutions and a large pool of intellectual capital, as well as a large consumer population, has, to date, experienced less e-commerce business development.

Growth in International Markets

We believe that the same trends that are driving the growth of the business-to-business e-commerce market in the U.S. are promoting the growth of business-to-business e-commerce internationally. We believe, based on estimates published in April 2000 by Forrester Research, that the percentage of worldwide e-commerce conducted in North America will decline from approximately 78% in 2000 to approximately 50% in 2004 as a result of e-commerce growth internationally. We further believe, based on those Forrester Research estimates,

that over that time period, the percentage of worldwide e-commerce conducted in Asia will grow from approximately 8% to approximately 24%, the percentage conducted in Western Europe will grow from approximately 13% to approximately 22% and the percentage conducted in Latin America will grow from approximately 0.5% to approximately 1.2%. We believe that this expected growth of international business-to-business e-commerce and the global nature of the Internet will drive demand for capital and infrastructure services worldwide.

Our Solution and Strategy

We focus primarily on partnering with, managing and operating emerging companies that develop business-to-business e-commerce products and services and that we believe can become leaders in their markets. In addition to providing our associated companies with capital, we offer them a comprehensive array of strategic and infrastructure services. Our collaborative network of business-to-business e-commerce companies creates an environment designed to support business growth and the sharing of information and business expertise.

Exploit Our Resources to Identify Potential Business-to-Business Associated Companies

We believe that significant industry and management expertise is required to understand and forecast industry trends, assess the value and needs of our associated companies and successfully build market leaders. We have assembled a team of experienced managers, as well as individuals with extensive knowledge of Internet services and emerging e-commerce industries. This team includes general managers and managers who identify and act as liaisons to associated companies, including nine persons who have experience analyzing, recommending and making investments in e-commerce businesses on behalf of venture capital firms and other equity investors. We also intend to capitalize on the industry knowledge, insights and expertise of the members of our Board of Directors and the corporations and venture capital firms that have invested in us. For example, Dell USA, which only recently made a large investment in us, has already assisted us in identifying a potential associated company, Neoforma, in which we subsequently acquired an interest. We believe that our team of senior management, general managers and managers, directors and investors provide us with the expertise necessary to review and evaluate new acquisition opportunities. For example, we encourage our directors to present acquisition and other business opportunities to us in which they may already have a financial interest and are therefore familiar.

In addition, we manage, and have committed to contribute $10,000,000 to, Skyscraper Ventures. This venture capital fund will focus on making investments of less than $3,500,000 in start-up and early-stage technology companies located in Illinois, but may make larger or smaller investments in these companies and in companies outside Illinois. We expect that our management of this fund will enable us to develop relationships with new companies early in their development cycle and provide us with a pipeline of potential new associated companies.

Focus on Associating with Companies that can Become Market Leaders

We focus on associating with business-to-business e-commerce companies that we believe are positioned to become leaders in their markets. We select associated companies through a screening process that includes web-based initial screening, a comprehensive due diligence investigation and a review by our associated company development group, which consists of individuals with finance, acquisitions and technology experience. This screening process involves the contributions of business, industry and technical experts. In addition, we use the expertise of employees of our existing associated companies, many of whom have extensive industry experience before joining those companies, to evaluate opportunities that are related to, or extensions of, the market segments in which their companies operate. In evaluating these companies, we analyze the size and growth of the target markets that their products and services address and assess their ability to achieve commercial success and gain significant market share. We believe that there are several key elements to successful business-to-business e-commerce companies, including compelling concepts, strong management, technological expertise and competitive advantage.

Provide Valuable Infrastructure and Support Services

We typically take an active role in the affairs of associated companies in which we acquire at least a 25% voting interest and have board representation. Through associated companies that we currently control, we offer our network of associated companies a variety of infrastructure services designed to enable them to focus most of their efforts on product development and marketing, rather than the many other aspects of building a company. We believe that by allowing an associated company to focus on its core business, the associated company can accelerate its time-to-market with new products and services. The infrastructure services offered by entities we currently control may also reduce the operating costs of associated companies, due to the economies of scale created by our collaborative network.

Based upon our acquisition experience to date, we believe that the infrastructure services offered by companies we control enhance our competitive position when compared with traditional venture capital and other private company investors. The companies listed below currently offer services at competitive rates to each other and our other associated companies, as well as to e-commerce businesses outside our network:

- Brandango—customer service
- Buzz divine—marketing services, including branding, advertising and public relations
- dotspot—facilities leasing and other real estate services
- eXperience divine—e-commerce consulting services
- FiNetrics—accounting and financial services
- Host divine—core information technology services, including hosting, customer service and infrastructure implementation
- Justice divine—management of legal service relationships
- Knowledge divine—knowledge applications and consulting services
- OfficePlanIt.com—office furniture and supplies
- salespring—sales strategy and support
- shō research—market and opportunity assessment
- Talent divine—recruiting and human resources
- Xqsite—web site design and deployment

These companies generally do not provide their services for equity or any other non-cash consideration, and the company providing the services charges the business that uses them, whether that business is within or outside of our network. These services are generally provided under written service agreements.

Our executive team dedicates significant attention to our associated companies, offering them strategic guidance on such matters as private financings, public offerings, market positioning and business development. In addition, our executive team offers assistance in evaluating, structuring and negotiating joint ventures, strategic alliances, joint marketing agreements, acquisitions and other corporate transactions.

In addition, we assist our associated companies' management with day-to-day operations. We assign a general manager to each of our associated companies to offer dedicated operational guidance and resources, to assist it in refining its business model and adopting sound business practices and to act as a liaison with that associated company. The general manager also has principal responsibility for ensuring that the associated company has full access to our wide range of infrastructure and support services. The general manager assigned to a particular associated company will generally be the same person who led our initial due diligence review of that company.

Promote Collaboration among our Associated Companies and Strategic Relationships

We promote collaboration among the associated companies in our network to help them gain significant cross-selling and marketing benefits. We encourage and coordinate joint marketing activities where various associated companies together offer comprehensive solutions in particular markets, as well as efforts of associated companies to assist each other in accessing their respective customer bases. Our community of associated companies also facilitates the sharing of information and expertise regarding technology, operational issues, market opportunities and other strategic and business matters. In connection with the regularly scheduled meetings of our Board of Directors, we bring together our management team and representatives of

our associated companies for conferences combining presentations by new associated companies, guest speakers, panel discussions, team building and networking activities and other forums for the exchange of information and ideas. We held the first of these conferences in January 2000 and the second in April 2000. In addition, we seek to leverage the aggregate purchasing power of our network of associated companies in order to reduce the costs of obtaining equipment, supplies, software and legal and other professional services. We also intend to capitalize on the industry relationships of members of our management team and Board of Directors, as well as the corporations and venture capital firms that have invested in us, to facilitate strategic partnerships, technology licensing agreements, distribution arrangements and co-marketing relationships. For example, we have entered into an Alliance Agreement with Microsoft, which is one of our investors and has a representative on our Board of Directors, under which we are required to purchase approximately $9,600,000 of software products and approximately $5,700,000 in consulting and product support services that our associated companies can use and to use commercially reasonable efforts to encourage our associated companies to use Microsoft software solutions, including expending $4,000,000 to promote these solutions. We have also agreed to dedicate up to $50,000,000 to projects and acquisitions in Seattle and to use commercially reasonable efforts to develop a Seattle-based incubator habitat by May 2001. In addition, as part of a recent agreement, we and CMGI agreed to acquire interests in one another. Under the written agreement providing for these stock sales, we and CMGI have agreed to attempt to use and promote the products and services of the other's associated companies, so long as those products, services or offerings are not competitive with those offered by the other party's associated companies. Affiliates of CMGI may offer our associated companies software and services such as profile-based Internet marketing solutions, software solutions that facilitate communication and collaboration for business professionals and high-performance Internet access solutions. However, under the terms of this arrangement, neither party is legally obligated to use any of the services, products or offerings of the other party or its affiliates. We have also entered into agreements with Hewlett-Packard and Level 3 to purchase technology services which we intend to include in our offerings to our associated companies.

Target Underserved Markets

We acquire interests in and establish companies operating in areas that lack easy access to capital and infrastructure services. We are initially focusing our efforts in the midwestern United States. We believe that the traditional manufacturing, retail and service businesses in these areas will provide a customer base for our associated companies, as well as a source for potential associated companies as these traditional businesses develop online divisions and subsidiaries. By focusing on these areas, we are able to support existing technical and entrepreneurial talent and identify and acquire interests in promising early-stage companies, while avoiding the intense competition faced by capital providers in other parts of the country. We believe that we will be able to replicate our model in other underserved markets. In that regard, we have begun operations in Austin, Texas and plan to open a facility in Seattle, Washington by May 2001. We continue to evaluate these and other potential U.S. markets.

Expand into International Markets

To capitalize on the international growth of business-to-business e-commerce, we consider acquiring interests in or establishing associated companies which operate in selected international markets that meet our criteria. In particular, we are focusing on establishing relationships with foreign companies that have business models similar to ours, providing capital and infrastructure services targeted at their home markets. We recently acquired an interest in LAUNCHworks, which is based in Calgary, Alberta, Canada and in Emicom Group, which is based in Israel, both of which have business models similar to ours. Additionally, we have entered into a non-binding letter of intent, which terminates on July 15, 2000, to acquire an interest in a company based in Buenos Aires, Argentina that plans to provide capital and strategic services to Internet and related companies, to be formed by Consultores Asset Management, S.A., an investor in and developer of Internet companies. Under this letter of intent, we intend to enter into an agreement with Consultores Asset Management whereby we would acquire approximately 40% of the newly-formed company for approximately

$25,000,000. We are currently conducting a due diligence investigation in connection with this proposed transaction. We are also contemplating expanding our operations to the Far East, but have not yet determined a timetable for this expansion.

Associated Company Criteria and Screening Process

We regularly analyze and monitor developments in business-to-business e-commerce so we can identify suitable associated companies. We identify potential associated companies in a variety of ways, including referrals from multiple sources, such as our existing associated companies, board members and the corporations and venture capital firms that have invested in us, and unsolicited proposals and business plans submitted to our web site. We also expect to identify potential associated companies through relationships we establish through our management of Skyscraper Ventures. We have developed associated company criteria that we believe allow us to identify attractive business-to-business e-commerce infrastructure service providers, market makers and do rights. Our screening procedures are designed to ensure that we maximize the number of opportunities we review and that we acquire interests in associated companies in a rapid and efficient manner.

Associated Company Criteria

We believe that there are several key elements to evaluating the potential success of a business-to-business e-commerce company. We focus on companies with one or more of the following characteristics:

- *Compelling Concept.* We seek associated companies with compelling, unique concepts that we believe allow them to address unmet market needs or establish new market opportunities. We also look for companies that offer products and services which are sufficiently developed with respect to design, features, functions and pilot operations to begin large-scale implementation and execution.

- *Technical Expertise.* We look for companies with a technological advantage which prevents competitors from easily entering their market. In addition, we look for companies with accomplished technical teams that have the skills to bring their concept to commercial readiness.

- *Early Stage of Development.* We focus on acquiring interests in early-stage companies that we believe have the greatest potential for growth and which can most benefit from the services provided by us and the associated companies that we control. We also believe that our focus on early-stage companies allows us more flexibility to structure our interests in companies in a manner consistent with our goal of avoiding regulation under the Investment Company Act.

- *Large Target Market.* We seek companies that target large and rapidly growing markets. The size of the target market and an associated company's share of that market allow us to determine the potential future value of that company.

- *Favorable Competitive Landscape.* We favor companies with strong competitive positions, as well as industries in which there is no dominant business-to-business e-commerce participant. As part of our assessment of associated companies, we evaluate current competitors and potential market entrants.

- *Strong Management Team.* We target companies with highly-qualified management that possess significant e-commerce or specific industry experience and demonstrate the leadership skills critical to guiding the strategy and development of an early-stage company.

- *Potential for Public Capital.* We favor companies which can rapidly reach the stage of development necessary to complete an initial public offering.

Screening Process

Our screening process is designed to rapidly identify attractive associated companies, assess their value and determine their ability to be integrated into our collaborative network. Our screening process consists of the following steps:

    Initial Screening. We have recently implemented a web-based initial screening stage. In this initial stage of our screening process, a potential associated company is required to complete an on-line

questionnaire for review by our associated company development group, which consists of individuals with experience in finance, acquisitions and technology and which is principally responsible for making acquisition and funding recommendations to our senior management. This questionnaire, which provides us with general information about the potential associated company's business, state of development, market opportunity, competitive situation, marketing plan, technical team and capital and infrastructure service needs, allows us to efficiently identify opportunities that fit our business strategy. Suitable opportunities are passed on to the due diligence phase of the screening process described below. We anticipate that only a small percentage of the potential associated companies that we review will successfully pass through this stage of our screening process. All of the companies in which we have acquired interests to date have come to our attention through referrals or other direct sources, and none of them have participated in this initial screening process.

Due Diligence. The next step of our screening process involves a comprehensive due diligence investigation. A due diligence team with transactional and industry expertise is assigned to each potential associated company. This team assesses the overall business opportunity by performing a financial review and valuation of the potential associated company, reviewing its technical capability and conducting more specialized reviews of areas critical to its success. We have completed a comprehensive due diligence assessment for all of our acquisitions of interests in associated companies to date.

Associated Company Development Group Approval. Following the completion of due diligence, our associated company development group makes a determination as to whether we will pursue acquiring an interest in a potential associated company. All of our acquisitions of interests in associated companies to date have received the approval of the associated company development group.

If we make a decision to pursue an acquisition, the designated general manager works with our legal department and the potential associated company to agree to terms for the transaction. As part of this process, associated companies that we control make proposals to provide infrastructure and other services to the potential associated company based on its specific needs. In addition, if a transaction meets criteria established by the Board of Directors, it will be submitted to the acquisition committee or the conflicts committee for additional approval.

Overview of Current Associated Companies

The table below and the tables on pages 89 and 92 show information about our associated companies as of May 15, 2000. Our current equity ownership and voting power percentages have been calculated based on the issued and outstanding common stock of each associated company, assuming the issuance of common stock on the conversion or exercise of preferred stock, but excluding the effect of options and warrants. Except where we indicate otherwise, our equity ownership and voting power percentages are the same. Each associated company we have established has an initial stock option program equal to up to 20% of that company's common equity, and we expect that at least 50% of those options will be granted to employees of the associated companies in the near future. Each associated company that is a development stage company is marked with an asterisk (*); each associated company that we have established is marked with a cross (†). A development stage company is a company that has not yet begun planned principal operations, or has begun planned principal operations but has not yet generated significant revenue from those operations. Whether a company is in the development stage is determined on a case by case basis by that company's management. There is no specific revenue threshold that is applicable in each case. A development stage company will typically be devoting most of its efforts to activities such as financial planning, raising capital, research and development, acquiring operating assets and recruiting and training personnel. Currently, 34 of our 52 associated companies are in the development stage. For additional information regarding our equity interests in, and ability to exercise control over, our associated companies, see "—Structure of Interests in Associated Companies."

Infrastructure Service Providers:

Associated Company	Market	Date Formed	Associated Company Since	Our Current Equity Ownership/ Voting Power Percentage
Brandango, Inc.*†	Customer Service	10/26/99	10/26/99	65.5%/90.0%
Buzz divine, inc.*†	Marketing/Public Relations	10/26/99	10/26/99	80.6%/90.0%
closerlook, inc.	Digital Strategy and Design	12/1/94	2/1/00	42.6%
comScore, Inc.	Online Tracking Tools and Services	8/18/99	9/27/99	0.9%
dotspot, Inc.*†	Facilities Management and Leasing	10/26/99	10/26/99	80.6%/90.0%
Emicom Group, Inc.*	Incubation Services	3/23/00	3/24/00	33.0%(1)
eReliable Commerce, Inc.*	Transaction Services	8/2/99	3/15/00	47.1%
eXperience divine, inc.*†	Internet Consulting	10/26/99	10/26/99	80.8%/90.0%
FiNetrics, Inc.*†	Accounting and Finance Services	11/3/99	11/3/99	80.9%/90.0%(2)
Host divine inc.*†	Information Technology Services	10/26/99	10/26/99	80.6%/90.0%
i-Fulfillment, Inc.*	Inventory Management Services	10/6/98	1/28/00	48.8%
i-Street, Inc.*	Media/Business Services	9/15/98	11/23/99	63.8%/89.8%(3)
Justice divine, inc.*†	Legal Services	10/26/99	10/26/99	80.9%/90.0%
Knowledge divine, inc.*†	Consulting Services	10/26/99	10/26/99	80.7%/90.0%
LAUNCHworks inc.	Incubation Services	2/1/99	2/25/00	39.7%(4)
LiveOnTheNet.com, Inc.	Web Broadcasting/Online Advertising	9/13/85	12/8/99	76.9%(5)
Martin Partners, L.L.C.	Executive Recruiting	1/10/96	2/8/00	25.0%
Mercantec, Inc.	E-commerce Software	2/13/97	2/11/00	40.4%(6)
mindwrap, inc.	Knowledge Management Software	1/12/88	11/19/99	97.1%
NetUnlimited, Inc.(7)	Hosting and Web Applications	3/22/96	3/24/00	61.4%
OpinionWare.com, Inc.*	Online Surveys	11/16/99	12/8/99	54.4%
Outtask.com, Inc.*	Business Services	4/6/99	12/10/99	28.9%
Parlano, Inc.*	Collaboration Software	1/26/00	2/11/00	70.4%/86.9%
Perceptual Robotics, Inc.	Internet-Based Video Software	7/27/95	2/14/00	33.4%
PocketCard Inc.*	Business and Consumer Debit Cards	11/2/99	11/23/99	37.5%
salespring, inc.!!*†	Sales Services	10/26/99	10/26/99	80.9%/90.0%
Sequoia Software Corporation	Internet Infrastructure Software	10/15/92	11/23/99	8.8%
shō research, Inc.*†	Market Research	10/26/99	10/26/99	60.5%/90.0%
Talent divine, inc.*†	Human Resources	10/26/99	10/26/99	80.8%/90.0%
TV House Inc.	Financial News	2/11/00	3/8/00	42.0%
ViaChange.com, Inc.*	Mortgages	6/28/99	1/31/00	70.0%
Web Design Group, Inc.(8)	Web Design	6/9/93	2/11/00	53.7%
Westbound Consulting, Inc.(8)	Internet Consulting Services	8/25/97	2/11/00	52.4%
Xippix, Inc.	E-Commerce Imaging	4/14/99	2/4/00	31.5%
Xqsite, Inc.*†	Web Design	10/26/99	10/26/99	80.6%/90.0%

(1) Our current equity ownership and voting power percentage is 7.6%, which will be increased to 33.0% when Emicom completes the private financing it is currently conducting. Beginning March 24, 2002, Emicom will have a right to cause us to purchase all of its outstanding common stock, which right will terminate under certain circumstances, including Emicom's completion of an initial public offering.

(2) FiNetrics has entered into a non-binding letter of intent to combine with BrightLane.com, an online business center that provides administrative business services. This combination would reduce our equity ownership percentage in FiNetrics to approximately 45% and our voting power percentage in FiNetrics to approximately 75%.

(3) Excludes 500,000 shares of series B-2 preferred stock, which are non-voting, non-convertible and redeemable at i-Street's option at any time before March 24, 2003. These shares were issued to us in exchange for $1,500,000 in additional financing we provided to i-Street in March 2000.

(4) We also hold warrants to purchase shares of common stock of LAUNCHworks. Giving effect to the exercise of these warrants, we would hold 50.9% of both the equity and voting power of LAUNCHworks.

(5) Excludes 5,000 shares of series A preferred stock, which are non-voting, non-convertible and redeemable at LiveOnTheNet's option at any time before February 17, 2001 with respect to 4,523 of these shares and April 18, 2001 with respect to 477 of these shares. These shares were issued to us in exchange for $5,000,000 in additional financing we provided to LiveOnTheNet in February and April 2000.

(6) We also hold warrants to purchase shares of common stock of Mercantec. Giving effect to the exercise of these warrants, we would hold 42.7% of both the equity and voting power of Mercantec.

(7) We own our interest in NetUnlimited through Host divine.

(8) We own our interest in Web Design Group and Westbound Consulting through Xqsite.

Brandango, Inc provides outsourced customer acquisition and customer care for business-to-business e-commerce companies and other Internet companies. Its agents communicate with customers and potential customers by telephone, e-mail, mail and fax. Brandango uses data modeling to identify and execute targeted sales and marketing campaigns. Brandango also plans to provide specialized customer service and community building programs. Brandango generates revenues from retainer and usage fees. Brandango is headquartered in Lisle, Illinois and had 11 full-time employees as of March 31, 2000.

Buzz divine, inc. is an integrated marketing firm specializing in servicing business-to-business Internet companies. Buzz divine offers a variety of services, including strategic planning, branding, advertising, direct mail, online marketing, event marketing, graphic design and public relations. It also provides research services that are designed to monitor the progress and effectiveness of corporate marketing efforts. Buzz divine generates revenues primarily from service fees. Buzz divine is headquartered in Lisle, Illinois and had 67 full-time employees as of March 31, 2000.

closerlook, inc. (www.closerlook.com) specializes in digital strategy, web site design, e-commerce solutions and hands-on interactive learning initiatives. closerlook primarily serves small and mid-sized companies, working with senior and executive management in industries such as technology, pharmaceuticals, financial services and professional services. closerlook designers, strategists and programmers work with clients to understand their business goals and develop effective digital designs. closerlook generates revenues from the sale of Internet strategy and development services. closerlook is headquartered in Chicago, Illinois and had 69 full-time employees as of March 31, 2000.

comScore, Inc. (www.comScore.com) provides online consumer behavior data and related consulting services. It uses its proprietary research software technology to track consumers' online behavior by monitoring web use activities, online purchasing habits and responses to online advertisements. comScore's customers can obtain market intelligence to assist them in resource investment and marketing decisions. comScore generates revenues primarily from its syndicated, subscription-based online information services. comScore maintains headquarters in Reston, Virginia and regional offices in Chicago, Illinois and Palo Alto, California and had 37 full-time employees as of March 31, 2000.

dotspot, inc. develops and leases facilities and provides real estate services for our associated companies, as well as unaffiliated Internet start-up companies. dotspot intends to work closely with city governments, architecture firms, office supply vendors and information technology providers to create alliances to provide real estate, operations and technical infrastructure support. It generates revenues primarily from fees associated with developing, managing and leasing facilities, as well as from consulting services. dotspot is headquartered in Lisle, Illinois and had 33 full-time employees as of March 31, 2000.

Emicom Group, Inc. *(www.emicomgroup.com)* is a technology holding company that provides capital and advisory services to early-stage technology companies located in the Middle East. Emicom expects to generate revenues primarily from fees associated with providing infrastructure services and from gains on securities owned by Emicom. Emicom is headquartered in Ramat Gan, Israel and had 14 full-time employees as of March 31, 2000.

eReliable Commerce, Inc. is developing technology to provide business-to-business e-commerce web sites with customized guaranteed transaction services, including electronic checking, insurance, credit card processing, financing and logistics services, under their own brand name. This technology will be designed to enable businesses to conduct all necessary steps of acquiring goods, simplify the registration and order process, increase customer satisfaction and reduce the level of fraudulent transactions. eReliable Commerce intends to generate revenues through licensing and transaction fees. eReliable Commerce is headquartered in the Chicago metropolitan area and had four full-time employees as of March 31, 2000.

eXperience divine, inc. provides business-to-business e-commerce consulting services to traditional and web-based companies. eXperience divine integrates management and systems consulting to provide a range of consulting services for clients that are establishing and building e-commerce businesses. eXperience divine delivers its services through a series of executive workshops, which cover innovative business plan creation, alliance formation, strategy and the planning of an initial public offering. eXperience divine generates revenues primarily from fixed fee contracts. eXperience divine is headquartered in Lisle, Illinois and had four full-time employees as of March 31, 2000.

FiNetrics, Inc. *(www.finetrics.com)* offers a suite of integrated accounting and financial services designed to help small and mid-sized companies get their products and services to market quickly. FiNetrics includes accounts payable, billing and collections, payroll, project accounting, general ledger, cash management, stock administration and purchasing in its service offerings. In addition, FiNetrics will assist customers with SEC reporting, tax matters, financial reporting and strategic planning and analysis. FiNetrics generates revenues primarily from customer fees. FiNetrics is headquartered in Lisle, Illinois and had 48 full-time employees as of March 31, 2000.

Host divine, inc. provides information technology services for business-to-business e-commerce companies, including hosting, customer service and infrastructure implementation, such as phone and e-mail systems and Internet connectivity. Its products and services are designed to reduce the time required to identify, develop and implement critical operating technology and improve the quality, reliability and service levels of technology-based operations. Host divine intends to expand its range of information technology offerings to include other services, such as knowledge management applications and database design, management and consulting services. Host divine generates revenues primarily from customer fees. Host divine is headquartered in Lisle, Illinois and had 30 full-time employees as of March 31, 2000.

i-Fulfillment.com, Inc. *(www.i-fulfillment.com)* plans to provide standardized, complete fulfillment and inventory management services to businesses selling products over the Internet. i-Fulfillment.com intends to provide this service by integrating its supply chain systems and operating automated fulfillment centers from which clients' inventory may be shipped. Its service will help businesses bring their products to market quickly without undertaking proprietary systems integration and infrastructure development. i-Fulfillment.com plans to generate revenues primarily through activity- and resource-based fees. i-Fulfillment.com is headquartered in Chicago, Illinois and had 16 full-time employees as of March 31, 2000.

i-Street, Inc. *(www.i-streetcentral.com)* is a business-to-business media company and news portal focused on the Internet and technology businesses in Chicago and elsewhere in the midwest. i-Street's products include i-StreetCentral.com, a web community which supports entrepreneurs who are establishing and growing start-up business-to-business companies by providing an Internet who's who, a newsletter covering Internet issues, discussion networks and interviews and web broadcasts featuring Internet entrepreneurs. i-Street also offers *The Chicago Software News,* a subscription newspaper, and Chisoft.com its related web site, which offers its articles online, as well as job postings and software directories. i-Street currently generates revenues from advertising, sponsorships and content licensing fees. i-Street is headquartered in Chicago, Illinois and had three full-time employees as of March 31, 2000.

Justice divine, inc. facilitates the provision of legal services at cost-effective prices for associated companies and other customers and intends to develop a web portal which aggregates tools for corporate legal departments to manage and communicate with their external legal counsel. Justice divine meets the demands of its customers through a program with Piper Marbury Rudnick & Wolfe, a national law firm. Justice divine manages the relationships between the law firm and its customers and generates revenues from fees charged by it to its customers for these management services. Justice divine is headquartered in Lisle, Illinois and had no full-time employees as of March 31, 2000; however, two of our employees devote a portion of their time to Justice divine.

Knowledge divine, inc. offers a combination of focused knowledge applications and consulting services. Knowledge divine intends to help organizations identify, capture, manage and share their intellectual capital. Knowledge divine generates revenues primarily from consulting fees and the sales of application systems. Knowledge divine is headquartered in Lisle, Illinois and had 26 full-time employees as of March 31, 2000.

LAUNCHworks inc. (www.launchworks.com) is a provider of capital and strategic services to business-to-business e-commerce companies. LAUNCHworks works closely with its associated companies to foster their business goals and participates in that success as a shareholder. LAUNCHworks generates revenues primarily from consulting services. LAUNCHworks is headquartered in Calgary, Alberta, Canada and had six full-time employees as of March 31, 2000.

LiveOnTheNet.com (www.liveonthenet.com) provides video content through its web site as a vehicle to showcase local and national advertisers. LiveOnTheNet.com acquires and distributes live events, such as concerts, sports and educational programming online. It partners with content providers, including music and film festivals, professional sports leagues and record labels. National advertisers and thousands of small business customers have used Cornerpost, LiveOnTheNet.com's online promotion and advertising platform for small businesses. LiveOnTheNet.com generates revenues from advertising fees. LiveOnTheNet.com is headquartered in Lisle, Illinois, with production studios and operational centers in Nashville, Tennessee, Atlanta, Georgia and Huntsville, Alabama, and had 59 full-time employees as of March 31, 2000.

Martin Partners, L.L.C. (www.martinptrs.com) is an executive search firm which focuses on e-commerce and technology. Martin Partners' clients include start-ups, companies preparing to go public and large public companies. Martin Partners generates revenues from client fees paid in exchange for providing search services. Martin Partners is headquartered in Chicago, Illinois and had 14 full-time employees as of March 31, 2000.

Mercantec, Inc. (www.mercantec.com) produces software that allows merchants to integrate e-commerce capabilities into their existing web sites. Mercantec has licensed its software to more than 160 Internet service providers and entered into licensing agreements with original equipment manufacturers and web hosting providers in 13 countries. Through these licensed users over 10,000 merchants use Mercantec software to sell their products. Mercantec generates revenues primarily from monthly license fees. Mercantec is headquartered in Naperville, Illinois and had 76 full-time employees as of March 31, 2000.

mindwrap, inc. (www.mindwrap.com) offers a knowledge management software product, OPTIX, that provides workflow, document imaging, text retrieval, document management and control, optical character recognition and computer output to laser disk technology. mindwrap generates revenues primarily from product licensing fees. mindwrap is currently located in Flint Hill, Virginia and is moving its headquarters to Chicago, Illinois and had 37 employees as of March 31, 2000.

NetUnlimited, Inc. (www.netunlimited.com) markets various Internet technology infrastructure services. NetUnlimited generates revenues primarily from fees associated with Internet connectivity and hosting services, as well as web application services. NetUnlimited is headquartered in Winston-Salem, North Carolina and had 58 full-time employees as of March 31, 2000. We own our interest in NetUnlimited through Host divine.

OpinionWare.com, Inc. (www.opinionware.com) has developed technology to allow businesses to gather and analyze the opinions of large public and private online communities. OpinionWare.com's solution is designed to help businesses develop and manage compelling content and enhance the attractiveness of their web sites by generating information that enables them to build closer relationships with their customers. Customers are able to use OpinionWare.com to build public opinion-based online communities, create additional page impressions, continuously monitor customer satisfaction, create opinion-driven e-commerce applications, develop targeted marketing programs and add opinion information to business decision-making applications. OpinionWare.com expects to generate revenues primarily from product license fees, product rental fees from web-hosting businesses and advertising revenue-sharing arrangements. OpinionWare.com is headquartered in Chicago, Illinois and had 16 full-time employees as of March 31, 2000.

Outtask.com Inc. (www.outtask.com) provides business-to-business e-commerce applications and services to technology and Internet companies. Outtask.com provides its customers with a full range of supported, hosted e-commerce applications. Outtask.com's primary applications include budgeting and sales, customer resource and time and expense report management. Its integrated services include employee travel, payroll, personal computer acquisition, telecommunications and e-mail. Outtask.com generates revenues primarily from annual subscription fees and transaction fees for integrated services and on-site implementation consulting support. Outtask.com is headquartered in Arlington, Virginia and had 60 full-time employees as of March 31, 2000.

Parlano, Inc. (www.parlano.com) intends to develop, market, license and manage text-based collaboration and communication software. This software is intended to allow information to be captured, filtered and stored in corporate databases and used in knowledge management applications. Parlano intends to generate revenues primarily from software licenses, as well as from consulting and other services. Parlano is headquartered in Chicago, Illinois and had 19 full-time employee as of March 31, 2000.

Perceptual Robotics (www.perceptualrobotics.com) offers a software system called Truelook that allows Internet users to control a robotic camera and immediately capture still images from remote locations. Users of this system can control both the size and quality or the image to adjust to their own modem or network speed. Peceptual Robotics' system includes software, an integrated video subsystem and a server computer. Perceptual Robotics currently generates revenues primarily from sales and maintenance of its hardware and software. Perceptual Robotics plans eventually to charge customers monthly fees. Perceptual Robotics is headquartered in Evanston, Illinois and had 30 full-time employees as of March 31, 2000.

PocketCard Inc. (www.pocketcard.com) provides businesses and individuals with debit cards that allow real-time funding, control and reporting over the Internet. PocketCard's product and services offer versatile payment solutions to meet the day-to-day spending and financial management needs of businesses and families. PocketCard uses web-based technology which allows for secure on-line transactions and reporting. PocketCard is an approved Independent Service Organization of Visa and also plans to co-brand its cards with other recognized companies. PocketCard also provides funding, spending and risk management expertise. PocketCard generates revenues through annual membership and transaction fees, as well as online advertising. PocketCard is headquartered in Gurnee, Illinois and had 41 full-time employees as of March 31, 2000.

salespring, inc.!! provides experienced sales personnel to help improve the sales performance, and accelerate sales results, of its customers. salespring services include sales strategy development, sales deployment modeling, hiring/placement, quota distribution/allocation, sales plan management, contract management, pipeline/forecast management and sales training. salespring generates revenues primarily from customer commission fees and other revenue goal-based incentives. salespring is headquartered in Lisle, Illinois and had 33 full-time employees as of March 31, 2000.

Sequoia Software Corporation (www.sequoiasw.com) provides Internet infrastructure software, based on the XML programming language for web applications, to help shorten the cost and time necessary to deploy corporate portals. Corporate portals are proprietary web sites designed to facilitate the sharing of

information and the conduct of business among companies and their customers and partners. Sequoia offers two XML-based products: Sequoia XML Portal Server, a software application for deploying corporate portals, and Xdex, an XML indexing application for organizing XML-based data. Sequoia's primary source of revenue is license and transaction fees from the use of its software. Sequoia is headquartered in Columbia, Maryland, with offices in Santa Clara, California and Dublin, Ireland, and had 173 full-time employees as of March 31, 2000. Sequoia is a public company listed on the Nasdaq National Market under the symbol SQSW.

shō research, Inc. is a market research company providing information about how businesses use, and can be expected to use, the Internet. shō research uses the Internet to collect and distribute information. shō research generates revenues through consulting fees. shō research is headquartered in Lisle, Illinois and had eight full-time employees as of March 31, 2000.

Talent divine, inc. provides recruiting, human resources and benefits services for our associated companies by identifying and satisfying recruitment needs. Talent divine also manages benefits and employee human resource requirements and negotiate relationships with employee benefit plan carriers and payroll information services. Talent divine generates revenues through recruiting and outsourcing fees. Talent divine is headquartered in Lisle, Illinois and had 19 full-time employees as of March 31, 2000.

TV House, Inc. plans to produce and syndicate Internet video financial news updates designed for individual investors. These news updates will be licensed to companies for use on their web sites. Additionally, TV House intends to provide a variety of Internet video content to e-commerce and other companies. TV House intends to generate revenues from product licensing fees, contracts and advertising. TV House is headquartered in Chicago, Illinois and had three full-time employees as of March 31, 2000.

ViaChange.com, Inc. (www.viachange.com) has developed technology to conduct auctions in capital market products. ViaChange.com's solution has been initially developed for the secondary mortgage market, by providing online auctioning, valuation and transfer of whole loans and loan servicing rights. The secondary mortgage market involves the purchasing and selling of mortgage loans between banks, pension funds, government agencies, insurance companies and investment banks. Other potential products that Viachange.com may auction in the future include student loans, consumer loans, automobile leases, credit card debt, commercial loans and equipment leases. The exchange will also offer online computational models for portfolio trading. ViaChange.com intends to generate revenues from transaction fees. ViaChange.com is headquartered in Chicago, Illinois and had nine full-time employees as of March 31, 2000.

Web Design Group, Inc. (www.webdesigngroup.com) provides web development and electronic business services to companies seeking to develop and implement effective web solutions for their operations. Web Design Group has developed over 185 internet, intranet and extranet web applications. Web Design Group coordinates strategic consulting, project management, creative technology, online marketing and systems administration services. Web Design Group generates revenues primarily through web technology consulting services, online marketing services and development and production services, as well as hosting and maintenance services. Web Design Group is headquartered in Chicago, Illinois and had 35 full-time employees as of March 31, 2000. We own our interest in Web Design Group through Xqsite.

Westbound Consulting, Inc. (www.westbound.com) delivers customized Internet solutions. Westbound generates revenues through web consulting, marketing, development and hosting services. Westbound is headquartered in Chicago, Illinois and has established its overseas development center in Hyderabad, India. Westbound had 40 full-time employees as of March 31, 2000. We own our interest in Westbound through Xqsite.

Xippix, Inc. (www.xippix.com) has developed technology that enables e-commerce businesses to incorporate a large number of large, high-resolution images into their web sites. Its high-speed image server, ImagePump, allows viewers to zoom, pan and spin images on the web. Xippix generates revenues primarily from sales of ImagePump servers. Xippix is headquartered in Larkspur, California and had 37 full-time employees as of March 31, 2000.

Xqsite, Inc. provides web site design, deployment and implementation solutions designed to help business-to-business e-commerce companies use the Internet to gain competitive advantages. Xqsite uses its expertise in system and asset integration to provide customized, technologically sophisticated e-commerce solutions and internet applications. It uses integrated strategy, design and technology to deliver e-commerce solutions. Xqsite's primary source of revenues is expected to be contract service fees. Xqsite is headquartered in Lisle, Illinois and had 90 full-time employees as of March 31, 2000.

Market Makers:

Associated Company	Market	Date Formed	Associated Company Since	Our Current Equity Ownership/ Voting Power Percentage
Aluminium.com, Inc.*	Aluminum	11/1/99	3/10/00	34.6%
BeautyJungle.com, Inc.*	Beauty Products	5/11/99	1/11/00	61.0%
bid4real.com, inc.*	Real Estate	12/13/99	1/24/00	54.3%
BidBuyBuild, Inc.*	Construction	11/9/99	2/11/00	35.5%(1)
CapacityWeb.com, Inc.*	Manufacturing	1/11/00	2/11/00	44.8%
Commerx, Inc.	Plastics	12/14/98	11/19/99	1.0%
eFiltration.com, Inc.*	Filtration	9/7/99	2/11/00	45.2%
Entrepower, Inc.*	Executive Recruiting	10/14/99	11/23/99	43.0%
Farms.com, Ltd.	Agriculture	3/2/00	4/28/00	41.0%(2)
iSalvage.com, Inc.*	Automotive Parts	7/20/99	2/3/00	36.3%
The National Transportation Exchange, Inc.	Freight Transportation	4/30/99	10/29/99	5.3%
Neoforma.com, Inc.*	Medical Products	8/18/98	10/14/99	1.5%
OfficePlanIt.com, Inc.*†	Office Furniture and Supplies	11/23/99	11/23/99	80.6%/90.0%
Oilspot.com, Inc.*	Petroleum	10/21/99	2/10/00	55.6%
Whiplash, Inc.*	Travel	3/7/96	11/8/99	26.5%

(1) We also hold warrants to purchase shares of common stock of BidBuyBuild. Giving effect to the exercise of these warrants, we would hold 37.7% of both the equity and voting power of BidBuyBuild.

(2) We also hold warrants to purchase shares of common stock of Farms.com. Giving effect to the exercise of these warrants, we would hold 45.7% of both the equity and voting power of Farms.com.

Aluminium.com, Inc. (www.aluminium.com) provides a business-to-business online exchange for buying and selling all grades of aluminum raw materials. Participants in the aluminum market are able to interact on the Aluminium.com exchange without purchasing departments, brokers or middlemen. Aluminium.com generates revenues from transaction-based fees. Aluminium.com is headquartered in New York, New York and had 17 full-time employees as of March 31, 2000.

BeautyJungle.com, Inc. (www.beautyjungle.com) offers an electronic marketplace for beauty products buyers and sellers to reduce the transaction costs of manufacturers and retailers, including drugstores, salons, and spas. BeautyJungle.com is also expanding its e-commerce service provider business which will enable content and portal sites, manufacturers and brick-and-mortar retailers to sell beauty products online at reduced costs, with accelerated time to market and greater operating efficiencies. BeautyJungle.com also maintains a consumer online retailing site that offers a wide selection of beauty products. BeautyJungle.com generates revenues from transaction fees and enablement services. BeautyJungle.com is headquartered in Chicago, Illinois and had 89 full-time employees as of March 31, 2000.

bid4real.com, inc. *(www.bid4real.com)* provides online business-to-business real estate auctions. bid4real.com focuses on the auction of commercial, industrial and government-owned properties, initially in the Chicago area, and plans to expand across the United States. bid4real.com expedites the exchange of information and improve the due diligence process in real estate purchases through the use of virtual tours and electronic information dissemination. Sellers using bid4real.com's services are able to offer properties via the auction process, either with or without a broker. bid4real.com generates revenues from transaction-based fees and advertising. bid4real.com is headquartered in Chicago, Illinois and had six full-time employees as of March 31, 2000.

BidBuyBuild, Inc. *(www.bidbuybuild.com)* is creating an electronic marketplace in the commercial and industrial construction supply industry, initially focusing on the heating, ventilation and air conditioning markets. BidBuyBuild intends to serve contractors and subcontractors and manufacturers. It plans to allow contractors and subcontractors to obtain bids from various suppliers of building equipment and materials quickly and cost-effectively. It intends to allow manufacturers to reduce their dependence on field sales offices, third party distributors and other sales organizations. BidBuyBuild expects to generate revenues primarily through commissions and membership fees. BidBuyBuild is headquartered in Chicago, Illinois and had 23 full-time employees as of March 31, 2000.

CapacityWeb.com, Inc. *(www.capacityweb.com)* is creating an electronic marketplace for custom manufactured parts. Starting with fabricated metal manufacturing, CapacityWeb.com's site will be marketed as an exchange for industrial manufacturing capacity across a variety of industries. CapacityWeb.com intends to generate revenues through annual membership fees, sales commissions and transaction fees. CapacityWeb.com is headquartered in Evanston, Illinois and had eight full-time employees as of March 31, 2000.

Commerx, Inc. *(www.commerx.com)* creates electronic marketplaces that enable buyers and sellers in industrial processing markets to transact business on the Internet. Its first marketplace, PlasticsNet, is designed for plastics processors and suppliers. It launched its "PlasticsNet Marketplace" in May 1999 to streamline the sourcing and procurement process for plastics products and services. PlasticsNet offers procurement tools, auction exchange capabilities and information on products. Commerx generates revenues through e-commerce transaction fees. Commerx is headquartered in Chicago, Illinois and had 156 full-time employees as of March 31, 2000. On January 26, 2000 Commerx filed a registration statement with the SEC for an initial public offering of its common stock.

eFiltration.com, Inc. *(www.efiltration.com)* offers an electronic marketplace for the filtration industry. eFiltration.com brings together a wide array of filtration equipment manufacturers in one online destination, allowing users to compare products, seek technical support, contact customer service, participate in auctions, track orders and obtain financing. Customers include consumers, resellers and manufacturers of filtration products. eFiltration.com generates revenues primarily from transaction fees. eFiltration.com is headquartered in Chicago, Illinois and had three full-time employees as of March 31, 2000.

Entrepower, Inc. *(www.entrepower.com)* is developing web database and proprietary profile matching technologies to allow businesses, recruiters and experienced professionals to locate, learn about and contact one another easily and confidentially through its web site. Entrepower's software will screen individuals and identify matching job opportunities and board and advisory panel positions, based on advanced search criteria and personality profiles. This technology will be coupled with confidential mailboxes, optional networking features and a referral network. Entrepower intends to generate revenues primarily from registration and advertising fees. Entrepower is headquartered in Chicago, Illinois and had one full-time employee as of March 31, 2000.

Farms.com *(www.farms.com),* which recently combined with eHarvest.com, provides an electronic marketplace for the livestock and grain industries and provides both producers and processors in these industries with an assortment of risk management and decision support tools. Farms.com generates revenues from the sale of livestock and transaction fees. Farms.com is headquartered in Memphis, Tennessee and had 55 full-time employees as of March 31, 2000.

iSalvage.com, Inc. *(www.isalvage.com)* offers an electronic marketplace for recycled and rebuilt automotive parts. Buyers will be able to use iSalvage.com to search for parts quickly and efficiently based on both quantitative and qualitative criteria, compare their prices and purchase them through iSalvage.com. iSalvage.com will also enable sellers of recycled parts to make price specifications available on the Internet and offer their inventories outside their local trading areas. iSalvage.com has completed its three month pilot program, which ran in the mid-Atlantic and the Southeastern United States. The iSalvage.com marketplace was activated on June 2, 2000 with coverage on the East Coast. iSalvage.com expects to have national coverage by October 2000. iSalvage.com intends to generate revenues primarily through transaction fees it charges to suppliers and through auctions, subscription fees and advertising. iSalvage.com is headquartered in New York City and had 19 full-time employees as of March 31, 2000.

The National Transportation Exchange, Inc. *(www.nte.net)* offers an electronic marketplace that aggregates suppliers and buyers of freight transportation capacity. Its electronic marketplace is designed to allow suppliers of freight capacity to sell available unused capacity efficiently and effectively and to improve yields and reduce buyer costs. NTE currently has over 100 shipper members and 250 member carriers, which operate a total of 200,000 trucks, participating in its marketplace. It generates revenues from transaction and placement fees. NTE is headquartered in Downers Grove, Illinois and had 81 full-time employees as of March 31, 2000.

Neoforma.com, Inc. *(www.neoforma.com)* provides business-to-business e-commerce services in the medical products market. Neoforma.com uses the Internet to address inefficiencies in the market for medical products, offering three primary services on its web site:

- The Shop service, which provides a marketplace for new medical products;

- The Auction service, which provides a marketplace for used or surplus products; and

- The Plan service, which allows hospital planners to view and manipulate diagrams and photographs of leading medical facilities worldwide.

Neoforma.com's principal source of revenue is transaction fees paid by the sellers of medical products that use the Shop and Auction services. Neoforma.com is headquartered in Santa Clara, California and had 326 full-time employees as of March 31, 2000. Neoforma.com is a public company listed on the Nasdaq National Market under the symbol NEOF.

OfficePlanIt.com, Inc. develops Internet technologies and establishes electronic marketplaces to allow businesses to research, procure and manage office products and services from a single source. OfficePlanIt.com expects to generate revenues principally from transaction and subscription fees and technology license fees. OfficePlanIt.com is headquartered in Lisle, Illinois and had 26 full-time employees as of March 31, 2000.

Oilspot.com, Inc. *(www.oilspot.com)* provides an electronic marketplace that aggregates suppliers and buyers of petroleum products and services. It serves as an Internet clearinghouse for the petroleum industry's information, product availability and purchases through online exchanges, auctions and buying groups. Oilspot.com intends to generate revenues primarily through transaction fees and service fees. Oilspot.com is headquartered in Chicago, Illinois and had two full-time employees as of March 31, 2000.

Whiplash, Inc. *(www.whiplashnow.com)* is a web-based distribution system that allows travel providers to market and produce complex leisure travel reservations. Whiplash's electronic marketplace allows travel providers and travel agents to negotiate deals for product representation and distribution. This marketplace provides these travel providers and travel agents with workflow and product aggregation and is intended to enable them to achieve operational efficiencies. Whiplash software integrates reservations and combines disparate products from various sources on one itinerary and in real time. Whiplash's primary source of revenue is transaction fees paid by travel providers. Whiplash is headquartered in Lisle, Illinois and had 38 full-time employees as of March 31, 2000.

Do Rights:

Associated Company	Market	Date Formed	Associated Company Since	Our Current Equity Ownership/ Voting Power Percentage
iGive.com, inc.	Charitable Assistance Services	9/21/95	2/11/00	32.1%
Panthera Productions, LLC	Wildlife Film Production	10/13/93	3/30/00	62.9%

iGive.com, inc *(www.igive.com)* provides technology and services to a network of merchants, non-profit organizations and consumers which enable retail purchasers to assist non-profit organizations. Members of iGive.com's network may currently shop at over 190 online vendors, serving over 8,000 non-profit organizations. iGive.com generates revenues through merchant fees, online advertising and sponsorship fees. iGive.com is headquartered in Evanston, Illinois and had 31 full-time employees as of March 31, 2000.

Panthera Productions, LLC is developing a web channel for entertainment and education that will provide users a virtual experience with animals throughout Africa. The company will use its traditional film production company to generate traffic to its web site. Panthera Productions films are broadcast internationally in over 40 countries and are distributed worldwide on videotape. Panthera generates revenue through film sales, sponsorship fees and the sale of retail products. Panthera Productions is headquartered in Dallas, Texas and had four full-time employees as of March 31, 2000.

Structure of Interests in Associated Companies

Associated Companies in Which We Acquire Interests

Generally, we initially acquire a greater than 25% voting equity interest, consisting of convertible preferred stock in the associated companies in which we acquire interests. We generally structure our interests in our associated companies so that we are the shareholder holding the most voting power and can maintain our control position in these companies. However, we have made, and expect to continue to make, a limited number of smaller investments in associated companies to the extent this activity is consistent with our desire to avoid having to register as an investment company under the Investment Company Act. We also may provide additional capital as our associated companies grow, thereby increasing our ownership interest. Whenever possible, we obtain rights of participation in, or control over, material decisions affecting the associated company, including the right to approve business plans, mergers and acquisitions, management compensation, stock and option issuances and corporate borrowings. We also typically negotiate for additional rights, including registration rights, rights of first refusal, buy/sell arrangements, anti-dilution protection and preemptive rights relating to the associated company's issuance of additional equity. We generally have the right to appoint or nominate one or more members of our management team to each of our associated companies' boards of directors, with no other person having the right to appoint or nominate any greater number of directors. By structuring our transactions in this way, we intend to avoid regulation under the Investment Company Act. Our efforts to avoid regulation may affect the acquisitions or disposals of our associated company interests.

The convertible preferred stock we acquire in our associated companies votes as if it were converted into common stock. As long as we hold this stock, it converts into a special class of common stock, with the voting rights described below. This preferred stock converts automatically upon an initial public offering of the common stock of the associated company that meets criteria relating to total offering size and offering price per share. We may also convert this preferred stock at our option at any time before a qualifying initial public offering. In general, the class of common stock issuable upon conversion of our preferred stock has the greater of one vote per share or a total of 25.1% of the voting power of all outstanding capital stock of the company. In addition, we typically require that no other stockholder can have more than 25% of the total voting power. To retain these voting rights, we typically need to maintain a minimum equity ownership interest in the associated company, which, in most cases, is five percent but in some cases is greater. For some associated companies, we also must participate pro rata up to a specified dollar amount in future equity financings of the associated company.

Also, when we hold this preferred stock, we generally have the right to take control of the board of directors of the associated company upon events of default under the terms of this preferred stock. These events of default include failure to make a redemption payment when due, bankruptcy or insolvency and default on indebtedness over a threshold amount.

The holders of a specified portion of this preferred stock, typically a majority or ⅔, generally have the right to cause the redemption of the preferred stock upon a fundamental change or change in ownership of the associated company, upon events of default under the terms of the preferred stock or on the fifth anniversary of the issue date of the preferred stock. The redemption price typically equals the liquidation value of the preferred stock plus accrued but unpaid dividends on the preferred stock.

The table below shows our voting percentage, type of stock owned, voting rights and board rights, as of May 15, 2000, for our current associated companies in which we have acquired interests. Our voting power percentages have been calculated based on the issued and outstanding common stock of each associated company, assuming the issuance of common stock on the conversion or exercise of preferred stock, but

excluding the effect of options and warrants. Because the preferred stock votes as if it were converted into common stock, the voting rights described below are those of the common stock into which the preferred stock is convertible.

Associated Company	Current Voting Power Percentage	Stock Type	Voting Rights	Board Seats
Aluminium.com, Inc.	34.6%	Series B-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 5% equity interest and continue to exercise our right of first refusal	2 of 7 directors designated by us and 3 directors designated jointly by management representatives and us
BeautyJungle.com, Inc.	61.0%	Series B-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 5% equity interest	2 of 7 directors designated by us, 1 additional director designated by us, subject to management shareholders approval, 1 director designated jointly by management shareholders and us and 1 director designated by management shareholders subject to our approval
bid4real.com, inc.	54.3%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	3 of 7 directors designated by us and 1 additional director designated jointly with the holders of a majority of the common shares
BidBuyBuild, Inc.	35.5%(1)	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director designated jointly by management representatives and us
CapacityWeb.com, Inc.	44.8%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 6 directors designated by us and 1 additional director designated jointly by us and the management representative director
closerlook, inc.	42.6%	Class B Common and Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 10% equity interest	2 of 5 directors designated by us
Commerx, Inc.	1.0%	Series B Preferred	1 vote per share	None
comScore, Inc.	0.9%	Series A Preferred	1 vote per share	None
eFiltration.com, Inc.	45.2%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director mutually approved by us and the management representatives
Emicom Group, Inc.	33.0%(2)	Series A Preferred	1 vote per share	3 of 7 directors designated by us
Entrepower, Inc.	43.0%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director who must be acceptable to us
eReliable Commerce, Inc. . .	47.1%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 7 directors designated by us and 3 additional directors mutually approved by us and the management representatives
Farms.com, Ltd.	41.0%(3)	Series E-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 7 directors designated by us and 1 additional director designated jointly by us and the management director
i-Fulfillment, Inc.	48.8%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director mutually agreed to by us and a majority of the holders of common stock
iGive.com, inc.	32.1%	Series B-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director mutually approved by us and the management representatives
iSalvage.com, Inc.	36.3%	Series B-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 5 directors designated by us
i-Street, Inc.	89.8%	Series A-2 Preferred	5 votes per share	3 of 5 directors designated by us
LAUNCHworks inc.	39.7%(4)	Class A Special Shares	1 vote per share	2 of 7 directors designated by us and 1 director designated jointly by us and the management representatives

Associated Company	Current Voting Power Percentage	Stock Type	Voting Rights	Board Seats
LiveOnTheNet.com, Inc. . . .	76.9%	Common	1 vote per share	Total control of board
Martin Partners, L.L.C.	25.0%	L.L.C. interest	25% voting interest	We must approve replacement of manager
Mercantec, Inc.	40.4%(5)	Series D-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 8% equity interest	1 director designated by us, 1 outside director designated jointly by us and the management representatives and 1 additional director designated jointly by us and the management representatives
mindwrap, inc.	97.1%	Class A Common	1 vote per share	Total control of board
The National Transportation Exchange, Inc	5.3%	Series C-2 Preferred	1 vote per share	1 of 6 directors designated by us
Neoforma.com, Inc.	1.5%	Series E Preferred	1 vote per share	None
NetUnlimited, Inc.	61.4%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	4 of 7 directors designated by us and 1 additional director mutually approved by us and the management shareholders
Oilspot.com, Inc.	55.6%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director designated by us and approved by holders of a majority of founders' securities
OpinionWare.com, Inc.	54.4%	Series A-2 Preferred and Series B-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director designated jointly with the holders of a majority of the common shares
Outtask.com Inc.	28.9%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 10% equity interest	2 of 5 directors designated by us
Panthera Productions, LLC. .	62.9%	LLC Interest	62.9% voting interest	3 of 5 managers designated by us
Parlano, Inc..	86.9%	Series A-2 Preferred and Class B Common	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	6 of 7 directors designated by us
Perceptual Robotics, Inc. . . .	33.4%	Series C-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 10% equity interest	2 of 7 directors designated by us and 3 additional directors designated jointly by us and the management representatives
PocketCard Inc.	37.5%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 director designated jointly by us and management representatives
Sequoia Software Corporation	8.8%	Common Stock	1 vote per share	1 of 7 directors designated by us
TV House, Inc.	42.0%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 5% equity interest	2 of 5 directors designated by us and 1 additional director designated jointly with the holders of a majority of the common shares
ViaChange.com, Inc.	70.0%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	5 of 8 directors designated by us
Web Design Group, Inc. . . .	53.7%	Series A Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we hold at least 5% equity interest	3 of 5 directors designated by us
Westbound Consulting, Inc. .	52.4%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	2 of 3 directors designated by us
Whiplash, Inc.	26.5%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power as long as we continue to exercise our right of first refusal	1 of 5 directors designated by us
Xippix, Inc.	31.5%	Series A-2 Preferred	Greater of one vote per share or 25.1% of the total voting power so long as we hold at least 5% equity interest	3 of 7 directors designated by us, and 1 additional director designated jointly by us and management representatives

(1)   We also hold warrants to purchase shares of common stock of BidBuyBuild. Giving effect to the exercise of these warrants, we would hold 37.7% of both the equity and the voting power of BidBuyBuild.

(2)   Our current equity ownership and voting power percentage is 7.6%, which will be increased to 33.0% when Emicom completes the private financing it is currently conducting. The cash consideration and promissory note shown in the table reflect payment for a 33.0% equity interest in Emicom. Beginning March 24, 2002, Emicom will have a right to cause us to purchase all of its outstanding common stock, which right will terminate under certain circumstances, including Emicom's completion of an initial public offering.

(3)   We also hold warrants to purchase shares of common stock of Farms.com. Giving effect to the exercise of these warrants, we would hold 45.7% of both the equity and the voting power of Farms.com.

(4)   We also hold warrants to purchase shares of common stock of LAUNCHworks. Giving effect to the exercise of these warrants, we would hold 50.9% of both equity and voting power of LAUNCHworks.

(5)   We also hold warrants to purchase shares of common stock of Mercantec. Giving effect to the exercise of these warrants, we would hold 42.7% of both the equity and voting power of Mercantec.

Associated Companies We Establish

Several of our infrastructure service provider associated companies have been established by us as subsidiaries. We typically own at least 80% of the initial equity of each subsidiary, and up to 20% of the initial equity has been sold to those persons who were our employees, including our executive officers, as of December 31, 1999. We have received class B convertible common stock entitled to ten votes per share and the eligible employees, including our executive officers, have received class A common stock entitled to one vote per share. However, the voting power of the class B convertible common stock that we received is limited to 90% of the voting power of any of these subsidiaries. The equity sold to eligible employees is subject to transfer restrictions and repurchase rights which lapse over time. For each of the following associated companies that we have established to date: Buzz divine, dotspot, eXperience divine, FiNetrics, Host divine, Justice divine, Knowledge divine, OfficePlanIt.com, salespring, Talent divine and Xqsite, we contributed $16,000 in exchange for approximately 80% of the company's common stock. For shō research, we contributed $12,000 in exchange for approximately 60% of its common stock, and its president contributed $4,000 in exchange for approximately 20% of its common stock. For Brandango, we contributed approximately $13,000 in exchange for approximately 65% of its common stock and three key employees of Brandango contributed approximately $3,000 in exchange for approximately 15% of its common stock. Our eligible employees, including our executive officers, as of December 31, 1999 were given the opportunity to purchase stock of each of the associated companies that we have established to date. For each of these companies, these employees contributed a total of approximately $4,000 in exchange for a total of approximately 20% of the company's common stock. Of these total amounts for each of these associated companies, our executive officers contributed a total of approximately $2,000 in exchange for approximately 10% of their outstanding equity, and none of our other affiliates own any of their equity. Except as described above, none of the stock of any of these associated companies was issued to employees of that company or of any other associated company. We intend to cause each associated company that we established to issue options to purchase shares of common stock representing up to 20% of the equity of that associated company on a fully-diluted basis to employees and service providers of that company, including our employees. We have not yet determined specifically how these options will be allocated, but we currently expect that a majority of these options will be granted to employees of the associated company. Any options to purchase stock of our associated companies that are granted to our employees will be in addition to grants of our class A common stock made to them under our 1999 Stock Incentive Plan. As a result of these issuances of stock and options, we may have as little as 50% of the economic interest in associated companies that we established, even if we have contributed substantially all of their operating capital. We intend to issue one-half of the options shortly after the time of formation of each of these associated companies to current employees of that associated company and our employees working directly with that associated company. Options granted under this program generally will not be exercisable earlier than an initial public offering or a change in control of the associated company.

In addition, we intend to contribute additional capital to these established companies on an as-needed basis for start-up financing. We currently intend to contribute a total of $116,000,000 to these associated companies over the next three to five years. The amounts we have contributed to these associated companies total approximately $37,000,000 through May 31, 2000 and are currently reflected as receivables from these companies. However, we currently contemplate that this initial funding is to be made in exchange for preferred stock of the companies and that the outstanding receivables will convert into preferred stock of the companies. We expect that this preferred stock will (1) be non-voting, (2) earn an 8% cumulative dividend, (3) convert into class B common stock after three years at the lesser of the original purchase price or the fair market value of the preferred stock and (4) be redeemable at the associated company's option at any time after three years from its issuance. Our receipt of this preferred stock will increase our equity ownership, but not our voting power, percentages of these companies. The terms and amounts of any funding to these associated companies are potentially subject to significant changes. Some of these associated companies may seek third-party financing, which, if obtained, could reduce our and our employees' equity interests in these companies. They may also enter into business combination transactions that could similarly reduce our and our employees' equity interests.

Maximizing Stockholder Value

We anticipate that the value to us of our associated company interests will increase principally through initial public offerings and also through mergers and sales of the companies. Following initial public offerings by our associated companies, we generally expect to continue to retain controlling interests in most of these companies and to benefit as a stockholder from their increased public company values. We acquire interests in our associated companies for the long term. Although we do not anticipate selling our interests in associated companies in the ordinary course of business, other than as part of the merger or sale of an entire company, we may, from time to time, undertake sales of our interests when we believe them to be in our best interests.

In the future, we may combine or restructure associated companies to enhance their potential value in the public markets or their value to potential acquirors. We may bring together associated companies that are operating in the same general line of business or the same vertical or horizontal markets or that could otherwise be combined to provide a comprehensive solution to customers. We may achieve such a combination by transferring our interests in one or more associated companies to another associated company, by forming a new holding company to own two or more of our associated companies or in another way. We also may subdivide associated companies into separate companies that focus on more discrete products or services. However, we have not currently decided to effect any combinations or restructurings of this type.

Our stockholders may in the future be offered opportunities to participate in the initial public offerings of associated companies that we establish or that we control. In addition, we typically seek in our purchase agreements rights relating to participation in directed share programs associated with initial public offerings of our associated companies. The applicable provisions generally require that, at the time of an associated company's initial public offering, the associated company will attempt to cause an offer to be made to us or our designees, which we expect would include our stockholders, to purchase 20% of the shares in the initial public offering. Currently, we have this right with respect to BeautyJungle.com, bid4real.com, BidBuyBuild, CapacityWeb.com, closerlook, eFiltration.com, Emicom Group, Entrepower, eReliable Commerce, Farms.com, i-Fulfillment, iGive.com, iSalvage.com, i-Street, Mercantec, NetUnlimited, Oilspot.com, OpinionWare.com, Panthera Productions, Perceptual Robotics, PocketCard, TV House, ViaChange.com, Web Design Group, Westbound Consulting and Xippix. In addition, we have a similar right with respect to 5% of the common stock offered by Outtask.com in its initial public offering. However, these rights are exercisable only as to initial public offerings of associated companies that occur at least one year after the dates we obtained these rights. Further, if we are able to exercise these rights as to an associated company's initial public offering and direct that offers of the associated company's stock be made to our stockholders, we may be deemed to be an underwriter of the public offering made by that associated company or to be a co-issuer of that associated company's stock. As an underwriter or co-issuer, we could face significant legal risks, including potential liability under federal and state securities laws for allegedly false or misleading statements made in connection with the public offerings. Alternatively, we may elect not to exercise our rights to avoid becoming subject to

these risks. Our stockholders, therefore, may not benefit from the rights we have obtained with respect to initial public offerings by our associated companies. Two of our associated companies, Neoforma.com and Sequoia Software Company, recently completed their initial public offerings and one of our other associated companies, Commerx, has filed a registration statement with the Securities and Exchange Commission for its initial public offering. We did not obtain any rights to participate in these three offerings.

Management of Venture Capital Funds

Skyscraper Ventures. We have organized Skyscraper Ventures, a venture capital fund, and our wholly-owned subsidiary serves as its general partner. As general partner, we have exclusive control over the management and operations of the fund. The fund generally will invest in start-up and early-stage companies located in Illinois and generally will make initial investments of $3,500,000 or less in each company. The fund may, however, make larger or smaller investments in these companies and in companies outside Illinois. On February 10, 2000, we became general partner and were admitted as a limited partner, and one other investor, an affiliate of Mesirow Financial, was admitted as a limited partner. The two initial investors in the fund committed to contribute a total of $14,000,000 to the fund, of which we have committed to contribute $9,860,000 as a limited partner and $140,000 as general partner for a total of $10,000,000. We are obligated to contribute 1% of the total commitments to the fund as general partner. The fund is seeking $75,000,000 to $125,000,000 in total commitments and may admit additional limited partners for a period of nine months from the date the initial partner was admitted. We believe that our management of this fund will enable us to develop relationships with new companies early in their development cycle and provide us with a pipeline of potential new associated companies.

Platinum Venture Partnerships. On August 4, 1999, we became the general partner of Platinum Venture Partners I and Platinum Venture Partners II. We manage the operations of these venture capital funds and provide strategic and operational support to the funds' portfolio companies. However, because these funds have raised and invested substantially all of their authorized capital, we only devote a limited amount of resources to managing their operations.

For more information on the management fees we receive from these funds, see "Management Discussion and Analysis of Financial Condition—Overview."

Competition

Competition for Associated Companies

We face competition from numerous other capital providers seeking to acquire interests in Internet-related businesses, including:

- publicly-traded Internet companies;
- traditional venture capital firms, including those that have invested in us and those that we manage;
- large corporations, including those that have invested in us;
- other capital providers that also offer support services to companies; and
- our associated companies.

Traditionally, venture capital and private equity firms have dominated investments in emerging technology companies, and many of these types of competitors may have greater experience and financial resources than we do. In addition to competition from venture capital and private equity firms, several public companies such as CMGI, Internet Capital Group and Safeguard Scientifics, as well as private companies such as Idealab! and our associated companies Emicom Group and LAUNCHworks, devote significant resources to providing capital together with other resources to Internet companies. We may also face competition from an emerging group of online service providers that facilitate relationships between entrepreneurs and venture capitalists, such as

vcapital.com and Garage.com. Further, several professional service firms have recently announced their intention to provide capital and service to e-commerce companies. Corporate strategic investors, including Fortune 500 and other major companies, are also developing Internet strategies and capabilities. Many of these competitors have greater financial resources and brand name recognition than we do, and the barriers to entry for companies wishing to provide capital and other resources to entrepreneurs and their emerging technology companies are minimal. We expect that competition from both private and public companies with business models similar to our own will intensify. Moreover, private venture capital firms and other capital and support service providers which do not plan to go public can avoid regulation under the Investment Company Act either by having no more than 100 beneficial owners of their securities, other than short-term paper, or by limiting the owners of their securities to certain qualified purchasers. These exemptions from the Investment Company Act will provide these competitors with more flexibility regarding their investment strategies, allowing them to take advantage of more opportunities or, in some cases, permitting them to invest in companies on more favorable terms to the companies than we are able to offer. Any of these competitors could limit our opportunities to acquire interests in new associated companies. If we cannot acquire controlling interests in attractive companies, our strategy to build a collaborative network of associated companies will not succeed.

Competition Facing our Associated Companies

Competition for Internet products and services is intense. As the market for business-to-business e-commerce grows, we expect that competition will intensify. Barriers to entry are minimal, and competitors can offer products and services at a relatively low cost. Our associated companies will compete for a share of a customer's:

- purchasing budget for services, materials and supplies with other online providers and traditional distribution channels;

- dollars spent on consulting services with many established information systems and management consulting firms; and

- advertising budget with online services and traditional off-line media, such as print and trade associations.

Our associated companies will encounter competition from existing companies that offer competitive solutions and additional companies that develop competitive solutions in the future. Our associated companies' competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by our associated companies. If our associated companies are unable to compete successfully against their competitors, our associated companies will fail. In addition, our associated companies may compete with each other for business-to-business e-commerce opportunities. If this type of competition develops, it may deter companies from partnering with us and limit our business opportunities. Additionally, we may acquire interests in associated companies that compete with our current associated companies, which may deprive them of some of the benefits of being part of our network.

Many of our associated companies will have to compete against companies with greater brand recognition and greater financial, marketing and other resources. Our associated companies may be at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.

Government Regulations and Legal Uncertainties

Investment Company Act of 1940

U.S. companies that have more than 100 shareholders or are publicly traded in the U.S. and are, or hold themselves out to be, engaged primarily in the business of investing, reinvesting or trading of securities are regulated under the Investment Company Act of 1940. Although we believe that we are actively engaged in

business-to-business e-commerce and are not an investment company, we also rely on an SEC rule that allows us to avoid investment company regulation so long as at least 55% of our total assets are represented by, and at least 55% of our income is derived from, majority-owned subsidiaries, primarily controlled companies and other assets that meet the requirements of that rule. A committee of our Board of Directors will determine the value of our assets and of our interests in our associated companies, and the income or losses attributable to them, for purposes of determining compliance with this rule on at least a quarterly basis. To maintain compliance with this rule, we may be unable to sell assets which we would otherwise want to sell and may need to sell assets which we would otherwise want to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired and may need to forego opportunities to acquire interests in attractive companies that might be important to our business strategy. In addition, because our associated companies may not be majority-owned subsidiaries or primarily controlled companies either when we acquire interests in them or at later dates, changes in the value of our interests in our associated companies and the income/loss and revenue attributable to our associated companies could require us to register as an investment company. Investment Company Act regulations are inconsistent with our strategy of actively managing, operating and promoting collaboration among our network of associated companies, and it is not feasible for us to operate our business as a registered investment company. We believe that because of the planned structure of our interests in our associated companies and our business strategy, we will not be regulated under the Investment Company Act. However, we cannot assure you that the structure of our associated company interests and our business strategy will preclude regulation under the Investment Company Act, and we may need to take specific actions which would not otherwise be in our best interests to avoid such regulation.

If we fall under the definition of an investment company, and are unable to rely on an SEC rule that would allow us to avoid investment company regulation so long as at least 55% of our total assets are represented by, and at least 55% of our income is derived from, assets that meet the requirements of that rule, we can rely on another SEC rule that would exempt us from the requirement of registering as an investment company for up to one year. After that one-year period, we must either register under the Investment Company Act or seek an administrative exemption from regulation under the Investment Company Act. We intend to seek this exemptive relief even while we are in compliance with the SEC rule in order to obtain greater assurance that we will not be regulated under the Investment Company Act. The granting of such an exemption is a matter of SEC discretion and, therefore, we cannot assure you that, if requested, an exemption of this type would be granted to us.

If, despite our efforts, we were required to register as an investment company, we would have to comply with substantive requirements under the Investment Company Act applicable to registered investment companies. These requirements include:

- limitations on our ability to borrow;

- limitations on our capital structure;

- restrictions on acquisitions of interests in associated companies;

- prohibitions on transactions with affiliates;

- restrictions on specific investments; and

- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations.

These rules and regulations would significantly change our operations and prevent us from executing our business model.

In addition, our associated companies that are not U.S. companies with business models similar to ours, Emicom Group and LAUNCHworks, may become subject to regulation under the Investment Company Act in the future if they have more than 100 U.S. shareholders or become publicly traded in the U.S. and are, or hold themselves out as being, engaged primarily in the business of investing, reinvesting or trading in securities. These companies could not feasibly operate as registered investment companies. We also may acquire interests

in other companies with business models that could subject them to regulation under the Investment Company Act. Specifically, we have entered into a letter of intent to acquire an interest in a company to be formed in Latin America with a business model similar to ours. If any associated companies become subject to regulation under the Investment Company Act, they would be subject to the operating restrictions described above.

Other Regulations and Legal Uncertainties

As of the date of this prospectus, there are few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection and use of data from web site visitors and related privacy issues, pricing, content, copyrights, promotions, distribution and quality of goods and services, registration of domain names and use, and export and distribution of encryption technology. The enactment of any additional laws or regulations may impede the growth of the Internet and business-to-business e-commerce, which could decrease the revenues of our associated companies and place additional financial burdens on them.

E-commerce businesses are subject to the same numerous laws affecting interstate and international commerce in general. However, the application of these laws to online business is sometimes unclear. Laws and regulations directly applicable to e-commerce and Internet communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement. Other specific areas of legislative activity include:

- *Taxes.* Congress has enacted a three-year moratorium, ending on October 21, 2001, on the application of discriminatory, multiple or special taxes by the states on Internet access or on products and services delivered over the Internet. Additionally, the moratorium prevents the states from creating new collection obligations with respect to otherwise valid taxes in the context of e-commerce. Congress further declared that there will be no federal taxes on e-commerce until the end of the moratorium. However, this moratorium does not prevent states from taxing activities or goods and services that the states would otherwise have the power to tax. Furthermore, the moratorium does not apply to some state taxes that were in place before the moratorium was enacted. The moratorium also does not affect federal and state income taxes on the taxable income of e-commerce businesses.

- *Online Privacy.* Both Congress and the Federal Trade Commission are considering regulating the extent to which companies should be able to use and disclose information they obtain online. If any regulations are enacted, business-to-business e-commerce companies may find their marketing activities restricted. In addition, the European Union has directed its member nations to enact much more stringent privacy protection laws than are generally found in the United States. The Department of Commerce has reached a safe harbor agreement with the European Union, subject to approval by national governments, to allow U.S. corporations to conduct e-commerce in the European Union if they agree to abide by European privacy laws, or equivalent measures, when dealing with European consumers. Private industry initiatives and standards may also develop concerning privacy issues. In addition to compliance with governmental regulation, we and our associated companies may decide that it is in our best interest to comply with industry standards or public opinion regarding privacy issues voluntarily.

- *Regulation of Communications Facilities.* To some extent, the rapid growth of the Internet in the United States has been due to the relative lack of government intervention in the marketplace for Internet access. This lack of intervention may not continue in the future. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on the providers. Some Internet service providers are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or

others, new laws or regulations could be enacted which could burden the companies that provide the infrastructure on which the Internet is based, slowing the rapid expansion of the medium and its availability to new users.

- *Domain Names.* The acquisition and maintenance of web site addresses generally is regulated by governmental agencies and their designees. The regulation of web site addresses in the United States and in foreign countries is subject to change. As a result, our associated companies may not be able to acquire or maintain relevant web site addresses in all countries where they conduct business. In 1999, Congress enacted legislation to address the practice of domain name piracy, often referred to as cybersquatting, the practice of registering an Internet address of an established trademark with the hopes of selling the Internet address to the affected company. The legislation also includes a prohibition on the registration of a domain name that is the name of another living person or a name that is confusingly similar to that name. The scope of this legislation has not been precisely defined. As a result of this legislation and trademark laws generally, we or our associated companies may be subject to liability based on use of domain names or trademarks that allegedly infringe the rights of third parties.

- *Business Opportunities.* A pending amendment to the Delaware General Corporation Law, which will likely become effective on July 1, 2000, clarifies that a corporation has the power to waive in advance, in its certificate of incorporation or by action of its board of directors, the corporation's interest or expectations in business opportunities or classes or categories of business opportunities, as those opportunities may be defined by the corporation. These classes or categories of opportunities could be defined in many different ways, including by type of business, by who originated the business opportunity, by who has the interest in the business opportunity, by the period of time, or by the geographical location. Our Board of Directors may consider and take action as permitted by this new statutory provision. If we waive an opportunity in accordance with this provision, a director would not be required to present the waived opportunity to us, even if pursuing the opportunity could be in our best interest, and instead could present it to other businesses, including the director's own business.

In addition to the specific issues outlined above, other generally applicable laws may also affect our associated companies and us. The exact applicability of many of these laws to Internet e-commerce is, however, uncertain.

Proprietary Rights

Our associated companies have or are seeking copyrights and patents with respect to software applications, web sites, business processes, innovations, designs and other works of authorship or invention. These materials may constitute an important part of our associated companies' assets and competitive strengths. Federal law generally protects our associated companies' copyrights for a period ending on the earlier of 100 years from the creation of the underlying work or 75 years from the publication of the underlying work. "divine interVentures" and "Internet Zaibatsu" are our trademarks. We have applied to register these marks with the United States Patent and Trademark Office. All other brand, product or company names in this prospectus are trade names, trademarks or service marks of their respective owners.

Properties

Our corporate headquarters and principal operational facilities are currently located in leased space in two buildings in Lisle, Illinois. We also lease additional office space in Chicago, Illinois; Austin, Texas; and the New York metropolitan area.

We also have exercised an option to purchase the property in Chicago on which our high-tech 400,000 square foot facility is to be built. We expect to purchase this property by July 31, 2000 and thereafter begin the construction and development of the facility. We expect that this facility will serve as our corporate

headquarters and the headquarters of some of our associated companies, as well as other non-affiliated entities. This facility is being designed as a model home for a community of between 20 and 30 e-commerce businesses, featuring state-of-the-art technology to meet the needs of these companies and to showcase our capabilities. We currently expect that the facility will include a media center and television studio, child care center, health club and large restaurant-style kitchen and dining room, along with a digital museum. We currently anticipate that the facility could be ready for initial occupancy by Summer 2001. However, although we are contractually required to purchase the property, we are not obligated to proceed with the development of the facility. Further, the timing of our development of the facility as well as the scale and final design of the facility will depend on the anticipated space needs of us and other projected users of the facility, transportation issues and the availability of third-party financing. If we do not complete this offering and the concurrent private placements, we would scale back, postpone or cancel our plan to construct this facility. Based on our most recent internal discussions regarding the plans for the facility, we currently estimate that the land acquisition and construction costs for the facility will total between $60,000,000 and $80,000,000.

Employees

As of March 31, 2000, we had 265 employees, and our majority-owned associated companies had 758 employees. We believe that our relations with our employees are generally good.

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings.

MANAGEMENT

Executive Officers and Directors

The table below contains information about our executive officers and directors as of May 31, 2000. Our Board of Directors is divided into three classes with staggered three-year terms. The terms of our Class I directors will expire at our annual meeting of stockholders in 2000; the terms of our Class II directors will expire at our annual meeting of stockholders in 2001; and the terms of our Class III directors will expire at our annual meeting of stockholders in 2002. At each annual meeting of our stockholders, the successors to the directors whose terms expire will be elected for three-year terms.

Name	Age	Position with Company	Director Class
Andrew J. Filipowski	49	Chairman of the Board and Chief Executive Officer	Class I
Scott A. Hartkopf	42	President and Director	Class I
Michael P. Cullinane	50	Executive Vice President, Chief Financial Officer, Treasurer and Director	Class II
Paul L. Humenansky	43	Executive Vice President and Director	Class II
Larry S. Freedman	37	Executive Vice President, General Counsel and Secretary	
Lynn S. Wilson	55	Executive Vice President and Chief Operating Officer	
Robert Bernard	39	Director	Class II
Michael J. Birck	62	Director	Class III
Peter C.B. Bynoe	49	Director	Class III
James E. Cowie	45	Director	Class I
Andrea Lee Cunningham	43	Director	Class II
Thomas P. Danis	53	Director	Class III
Michael H. Forster	57	Director	Class III
Arthur P. Frigo	59	Director	Class I
Gian M. Fulgoni	52	Director	Class II
George Garrick	47	Director	Class I
Craig D. Goldman	56	Director	Class III
Joseph D. Gutman	43	Director	Class I
Arthur W. Hahn	55	Director	Class II
David D. Hiller	46	Director	Class III
Jeffrey D. Jacobs	50	Director	Class I
Gregory K. Jones	39	Director	Class II
Michael J. Jordan	37	Director	Class III
Steven Neil Kaplan	40	Director	Class III
Richard P. Kiphart	58	Director	Class II
Sanjay Kumar	38	Director	Class II
Ronald D. Lachman	42	Director	Class III
Eric C. Larson	45	Director	Class I
William A. Lederer	38	Director	Class I

Name	Age	Position with Company	Director Class
Michael E. Leitner	32	Director	Class I
Lawrence F. Levy	56	Director	Class II
Thomas J. Meredith	49	Director	Class III
Teresa L. Pahl	40	Director	Class II
John Rau	51	Director	Class III
Bruce V. Rauner	44	Director	Class I
Andre Rice	42	Director	Class I
Mohanbir S. Sawhney	36	Director	Class III
Alex C. Smith	40	Director	Class II
Tim J. Stojka	34	Director	Class I
Aleksander Szlam	48	Director	Class II
Mark A. Tebbe	38	Director	Class III
David Tolmie	44	Director	Class I
James C. Tyree	42	Director	Class I
William Wrigley, Jr.	36	Director	Class I
Robert Jay Zollars	42	Director	Class III

Mr. Filipowski, one of our founders, has been Chairman of our Board of Directors and our Chief Executive Officer since our inception and was our President from our inception until October 1999. He is also Chairman and Chief Executive Officer of Platinum Venture Partners, Inc., the previous general partner of the Platinum Venture Partners limited partnerships. Mr. Filipowski was a founder of PLATINUM *technology* International *inc.* and served as the Chairman of its Board of Directors, Chief Executive Officer and President from its inception in 1987 until it was acquired by Computer Associates in June 1999. Mr. Filipowski is currently a director of eShare technologies, Inc., Blue Rhino Corporation and Bluestone Software Inc.

Mr. Hartkopf has been our President since October 1999 and also served as our Chief Operating Officer from October 1999 until April 2000. From 1993 until October 1999, Mr. Hartkopf was the President and Chief Executive Officer of Brayton International, a wholly-owned subsidiary of Steelcase, Inc. From 1991 until 1993, Mr. Hartkopf was President of Rucker Fuller, an office furnishings company. Prior to joining Rucker Fuller, Mr. Hartkopf was the Vice President of Marketing Strategies for the Management Horizons consulting practice within PricewaterhouseCoopers.

Mr. Cullinane, one of our founders, has been our Chief Financial Officer and Treasurer since our inception and our Executive Vice President since August 1999. He is also a principal officer of Platinum Venture Partners, Inc. Mr. Cullinane served as Executive Vice President and Chief Financial Officer of PLATINUM from its inception in 1987 until it was acquired in June 1999. Mr. Cullinane is currently a director of VASCO Data Security International Inc., Made2Manage Systems, Inc. and Interactive Intelligence, Inc.

Mr. Humenansky, one of our founders, has been our Executive Vice President since August 1999. He is also a principal officer of Platinum Venture Partners, Inc. Mr. Humenansky was a founder of PLATINUM and served as its Executive Vice President—Product Development from its inception in 1987 until its acquisition in June 1999. Mr. Humenansky also served as Chief Operations Officer of PLATINUM from January 1993 until its acquisition.

Mr. Freedman, one of our founders, has been our Executive Vice President, Secretary and General Counsel since our inception. Mr. Freedman was Vice President and Associate General Counsel of PLATINUM from December 1995 until October 1997 and served as its Senior Vice President and General Counsel from

November 1997 until its acquisition by Computer Associates in June 1999. Following the acquisition, Mr. Freedman was retained by Computer Associates, in its legal department, to provide transition services for a period of six months. Prior to joining PLATINUM, Mr. Freedman was associated with the law firms of Katten Muchin Zavis, from August 1994 to November 1995, and Rudnick & Wolfe, from May 1988 to August 1994.

Mr. Wilson has been our Chief Operating Officer since April 2000 and has served as our Executive Vice President since our inception. He was also our Chief Information Officer from our inception until April 2000. He has also been the President of Host divine, one of our associated companies, since its inception in October 1999. From 1997 until its acquisition in June 1999, Mr. Wilson was the Executive Vice President, Global Services Organization and Chief Information Officer of PLATINUM. From 1994 until 1997, Mr. Wilson was Vice President and Chief Information Officer of Entex Information Services, Inc., a provider of information technology services.

Mr. Bernard is the founder of marchFIRST, Inc. (formerly Whittman-Hart, Inc.), an information technology company, and has served as its Chief Executive Officer since its inception in 1984. From its inception until its merger with USWeb/CKS in March 2000, Mr. Bernard served as the company's Chairman. Mr. Bernard resumed his role as Chairman in late March 2000. From 1984 to August 1997, Mr. Bernard also served as the company's President. Mr. Bernard resumed his role as President in March 2000. Mr. Bernard serves as Chairman of the subcommittee on education, skill and workforce development for the Chicago Mayor's Council of Technology Advisors and is currently a director of Web Street, Inc. and marchFIRST.

Mr. Birck is a founder of Tellabs, Inc., a communications products and services provider, and has been its President and Chief Executive Officer since its inception in 1975. He currently serves as a director of Tellabs, Molex Incorporated and Illinois Tool Works Inc.

Mr. Bynoe has been a partner with the law firm of Piper Marbury Rudnick & Wolfe since March 1995 and serves on the firm's management committee. Since May 1999, Mr. Bynoe has been the manager of Torchstar Communications, LLC, an investor in Midwest radio stations. In addition, since 1982, Mr. Bynoe has served as Chairman of Telemat Ltd., a business consulting firm. Mr. Bynoe is a director of Uniroyal Technology Corporation.

Mr. Cowie has been a General Partner of Frontenac Company, a Chicago-based private equity investment firm, since February 1989. Mr. Cowie is currently a director of 3Com Corporation and Lante Corporation. Mr. Cowie was elected to our Board of Directors as a representative of Frontenac under the stockholders agreement with the holders of our series D and D-1 preferred stock.

Ms. Cunningham founded, and has been the Chief Executive Officer of, Cunningham Communication, Inc., a public relations and strategic communication consulting firm serving high-technology companies, since 1985.

Mr. Danis has been a Managing Director of Aon Risk Services of Southern California since January 2000 and a Managing Director of Aon Risk Service's Mergers and Acquisitions group since 1977. From 1992 until 1999, he was the President and Chief Executive Officer of Aon Risk Services of Missouri. He has also served as the Managing Director of the Mid-Rivers Market Area for Aon Corporation since 1997 and has been Co-Chair of the Merger and Acquisition Practice at Aon Corporation with responsibilities for international markets since 1996. Mr. Danis has over 20 years experience in the insurance industry, including as a co-founder of Corroon & Black of Missouri, a joint venture with Corroon & Black, which he operated for 16 years. Mr. Danis is currently a director of International Wire Group, Inc.

Mr. Forster has served as one of the Senior Partners of Operations of Internet Capital Group, Inc., a provider of capital and services to Internet businesses, since June 1998. From April 1996 to March 1999, Mr. Forster served as Senior Vice President of Worldwide Field Operations for Sybase, Inc., a database management solutions company. From April 1994 to March 1996, Mr. Forster was Sybase's Senior Vice President and President of Sybase's Information Connection Division. Mr. Forster has over 30 years of sales, marketing and general management experience in the information technology industry. Mr. Forster is currently a director of Tangram Enterprise Solutions, Inc.

Mr. Frigo has been the Chairman of the Board of Lucini Italia Company, a consumer products company, since 1997. He was formerly the Chief Executive Officer and owner of M.B. Walton, a consumer products company, and served as its Chief Executive Officer from 1987 until its sale in January 1998.

Mr. Fulgoni is a founder of comScore, Inc., one of our associated companies, and has served as its Chairman since its inception in August 1999. Mr. Fulgoni also founded Lancaster Enterprises, LLC, which provides investment and counseling services to emerging growth companies, and has served as its Chairman since February 1999. From 1986 through 1998, Mr. Fulgoni served as Chief Executive Officer of Information Resources, Inc., which provides a variety of information and computer decision support services to the consumer packaged goods industry. From 1981 through 1998, Mr. Fulgoni served as IRI's President, and, from 1991 to 1995, he was its Chairman. Mr. Fulgoni is also currently a director of yesmail.com, inc.

Mr. Garrick has owned and operated G2 Ventures, Inc., his own private Internet venture and consulting company since 1996. From April 1998 until its acquisition by CMGI in January 2000, Mr. Garrick served as Chief Executive Officer and President of Flycast Communications Corporation, an Internet marketing and advertising network, and also served as its Chairman beginning in January 1999. Following the acquisition and until March 2000 Mr. Garrick provided transition services to CMGI. From April 1997 until September 1997, Mr. Garrick served as Chief Marketing Officer for PowerAgent, Inc., an Internet media and marketing company. From March 1996 until April 1997, Mr. Garrick founded and operated NetROI LLC, an Internet audience measurement software company. From November 1993 until March 1996, Mr. Garrick served as the President and Chief Executive Officer of Information Resources, Inc.-North America, a marketing measurement company. Other than the period from July 1993 through October 1993, when Mr. Garrick served as President and Chief Executive Officer of Nielsen Marketing Research U.S.A., a unit of A.C. Nielsen Co., Mr. Garrick served Information Resources, Inc. in various capacities, including President, European Information Services, and President, Syndicated Information Division, from 1981 until his departure in March 1996.

Mr. Goldman has served as President and Chief Executive Officer of Cyber Consulting Services Corp., a technology consulting firm, since March 1996. Mr. Goldman was Senior Vice President—Technology and Operations at The Chase Manhattan Bank from March 1988 until October 1991 and was a Senior Vice President and Chief Information Officer for The Chase Manhattan Bank from October 1991 until March 1996. Mr. Goldman is currently a director of CMGI, Inc., Engage Technologies, Inc., NaviSite, Inc., PRT Group Inc. and MangoSoft, Inc.

Mr. Gutman has been a Managing Director of Goldman Sachs & Co. since 1996. Mr. Gutman joined the Equities Department of Goldman Sachs in 1981 and is currently also manager for the Chicago Institutional Equities Department of Goldman Sachs and co-head of Goldman Sachs' Chicago office.

Mr. Hahn has been a partner with the law firm of Katten Muchin Zavis since 1984 and is a member of the firm's executive committee. Mr. Hahn was Chairman of the faculty of the Illinois Institute of Technology Chicago-Kent College of Law Graduate School of Financial Services Law from its inception in 1985 through 1999.

Mr. Hiller has served as Senior Vice President—Development of the Tribune Company since 1993. Mr. Hiller is currently a director of the Lightspan Partnership, Inc.

Mr. Jacobs has been the President of HARPO Entertainment Group, which produces *The Oprah Winfrey Show,* since 1988. In 1993, Mr. Jacobs founded CIVITAS Initiative, a national communications foundation serving the field of child development.

Mr. Jones has been the President and Chief Executive Officer of *u*Bid, Inc. since November 1997 and its Chairman since July 1998. From October 1995 to November 1997, Mr. Jones was Senior Vice President of Strategic Markets at APAC TeleServices, Inc., a provider of outsourced telephone-based marketing, sales and customer management solutions. From October 1990 to October 1995, Mr. Jones served as the President and Chief Operating Officer of The Reliable Corporation/Office 1, a Chicago-based direct mail and retailer of office products. Mr. Jones is currently a director of D.I.Y. Home Warehouse, Inc. and *u*Bid.

Mr. Jordan has been the President of Basketball Operations of the Washington Wizards, a partner in Lincoln Holdings, LLC, the holding company that owns the Washington Capitals franchise of the National Hockey League, and has indirectly owned an interest in the Washington Wizards franchise of the National Basketball Association since January 2000. From 1984 to 1993 and from 1995 to January 1999, Mr. Jordan was a player for the Chicago Bulls franchise of the National Basketball Association. Mr. Jordan is currently a director of Oakley, Inc.

Professor Kaplan is the Neubauer Family Professor of Entrepreneurship and Finance at the University of Chicago Graduate School of Business, where he has taught since 1988. Professor Kaplan is the director of the American Finance Association and a Research Associate at the National Bureau of Economic Research. He is a principal at Michigan & Oak, LLC, a venture advisory firm, and serves as a director of ImageMax, Inc.

Mr. Kiphart has been a General Partner and the head of the Corporate Finance Department of William Blair & Company since 1995 and a member of its corporate finance department since 1980. Mr. Kiphart joined William Blair in 1965, served in the U.S. Navy as Junior Officer in 1966, then rejoined William Blair. In 1972, he became a General Partner of the firm and was promoted to head of Equity Trading, where he served from 1972 to 1980. Mr. Kiphart is currently a director of Concord EFS, Inc.

Mr. Kumar has been the President, Chief Operating Officer and a director of Computer Associates, Inc., a provider of enterprise management, information management and business application software products, since January 1994. Mr. Kumar joined Computer Associates in 1984 as a director of software development and has held senior positions at Computer Associates in development, strategic planning and operations. Mr. Kumar was nominated to our Board of Directors by CBW/SK divine Investments under the stockholders agreement with the holders of our series D and D-1 preferred stock.

Mr. Lachman is the co-founder of Lachman Goldman Ventures, which funds and builds management teams for networking and software related companies, and has served as its President since 1995. In 1992, Mr. Lachman founded Lachman Technology, which was acquired by Legent Corporation in 1994. Mr. Lachman served as Vice President for Open Systems Strategy of Legent from 1994 until 1995. Mr. Lachman currently serves in a senior advisory board member capacity to many different technology companies in the fields of distributed computing and Internet commerce. Mr. Lachman is a director of The Santa Cruz Operation, Inc., a software company.

Mr. Larson has been the Managing General Partner of Bank One Equity Capital, the private equity investment unit of Bank One Corporation since December 1998. Bank One Equity Capital is the successor to First Chicago Equity Capital, which Mr. Larson co-founded in 1991 to make equity investments in middle market companies. He has served as Senior Vice President since 1994 and has held a variety of principal and advisory positions since joining First Chicago in 1984. Mr. Larson was elected to our Board of Directors as a representative of First Chicago Equity Capital under the stockholders agreement with the holders of our series D and D-1 preferred stock.

Mr. Lederer is the founder of Minotaur Capital Management, an Illinois-based investment firm, and its fund, Minotaur Partners, L.P., and has served as its President since 1994. From 1997 until December 1999, Mr. Lederer served as the Chief Executive Officer of Art.com Inc., an Internet-based art and framing service, which he founded in 1987. Mr. Lederer currently serves as Governor of the School of the Art Institute, Chicago.

Mr. Leitner has been the Vice President, Corporate Development of 360networks, inc., a provider of fiber optic communications network products and services, since March 2000. He also continues to serve as a Senior Director of Corporate Development for Microsoft Corporation, a position he has held since June 1998. From 1994 until June 1998, Mr. Leitner was a Vice President in the Technology Mergers and Acquisitions group at Merrill Lynch & Co., Inc. Mr. Leitner was elected to our Board of Directors as a representative of Microsoft under the stockholders agreement with the holders of our series D and D-1 preferred stock.

Mr. Levy is a co-founder of Levy Restaurants, a nationwide food service company, and has been its Chairman of the Board and the Chief Executive Officer since 1978. Mr. Levy is currently a director of Chicago Title Corporation and Il Fornaio America Corporation.

Mr. Meredith has been a Senior Vice President of the Dell Computer Corporation since 1996, and has served as its Chief Financial Officer since 1992. Mr. Meredith is currently a director of i2 Technologies, Inc. and FreeMarkets, Inc. Mr. Meredith was elected to our Board of Directors as a representative of Dell under the stockholders agreement with the holders of our Series D and D-1 preferred stock.

Ms. Pahl has been the Chief Executive Officer of Incent Inc., a technology company, since June 2000. From August 1999 to June 2000, Ms. Pahl was the Executive Vice President of Aon Group, Inc, a subsidiary of Aon Corporation, and the Chairman of Aon Enterprise Insurance Services, Inc. and, from 1995 until August 1999, she was President and CEO of Aon Enterprises Insurance Services, Inc. Ms. Pahl served on the Aon Risk Services U.S. operating board from 1997 until June 2000.

Mr. Rau has been the Chairman of Chicago Title and Trust Company Foundation since April 2000. From 1997 until April 2000, he was the President and Chief Executive Officer of Chicago Title Corporation and Chicago Title Company. Before joining Chicago Title, Mr. Rau was Dean of the School of Business at Indiana University from 1993 through December 1996. Mr. Rau is currently a director of LaSalle Bank N.A., First Industrial Realty Trust, Inc., Borg-Warner Automotive, Inc. and Nicor Inc.

Mr. Rauner is Managing Principal of GTCR Golder Rauner, L.L.C., a private equity and investment firm, which he joined in 1981. Mr. Rauner is currently a director of AnswerThink Consulting Group, Inc. AppNet, Inc., Coinmach Laundry Corporation and Polymer Group, Inc.

Mr. Rice founded Rice Group, Ltd, an investment firm, and has served as its President since 1986. From 1985 until 1986, Mr. Rice served as Senior Project Manager in the Mergers and Acquisitions Department at Kraft Inc. From 1980 until 1985, Mr. Rice was a securities salesman at Goldman, Sachs & Co.

Professor Sawhney is the Tribune Professor of Electronic Commerce and Technology at the Kellogg Graduate School of Management, Northwestern University, where he has taught since November 1994. He is a Fellow of the World Economic Forum, a Fellow of Diamond Technology Partners' Diamond Exchange, a member of Merrill Lynch's Technology Advisory Board and a principal at Michigan & Oak, LLC, a venture advisory firm.

Mr. Smith has served as Vice President of Dell Ventures, a division of Dell USA L.P., since March 1999. From November 1995 until March 1999, Mr. Smith was the Treasurer of Dell USA. From 1991 until November 1995, Mr. Smith held various management positions within the Treasury Department of Dell USA. Mr. Smith was elected to our Board of Directors as a representative of Dell under the stockholders agreement with the holders of our Series D and D-1 preferred stock.

Mr. Stojka is the founder of Commerx, Inc., one of our associated companies, and has served as its Chairman and Chief Executive Officer since January 1999. From 1991 through 1998, Mr. Stojka served as Chief Executive Officer of Fast Heat Inc., a manufacturing company. Mr. Stojka holds positions with several industry groups, including chairman of the International Division of Society of the Plastics Industry, chairman of operations for the National Plastics Exposition and member of the National Board in Washington, D.C.

Mr. Szlam founded Melita International, a call center application software company, and has served as its Chairman and Chief Executive Officer, since 1983. In September 1999, Melita International acquired eShare Technologies, Inc., an Internet software company, and adopted eShare's name. Mr. Szlam continues to serve as Chairman and Chief Executive Officer of the combined entity.

Mr. Tebbe is the founder of Lante Corporation, an Internet services company, and has served as its Chairman since June 1999. Mr. Tebbe served as Lante's President from 1984 to 1999. Mr. Tebbe currently serves as a director of ZixIt Corporation, an Internet security technology company.

Mr. Tolmie has been the President and Chief Executive Officer of yesmail.com, Inc., now a subsidiary of CMGI, since January 1999. From September 1997 to December 1998, Mr. Tolmie served as CEO in Residence of Platinum Venture Partners. From 1988 until September 1997, he was Senior Vice President of Operations for Bally Total Fitness.

Mr. Tyree has served as Chairman and Chief Executive Officer of Mesirow Financial, a diversified financial services firm, since 1994. Mr. Tyree joined the firm in 1980 as a research associate. Mr. Tyree currently serves as a director of Standard Bank and Trust Company.

Mr. Wrigley is President and Chief Executive Officer of William Wrigley Jr. Company, a chewing gum manufacturer. He has been a director of William Wrigley Jr. Company since 1988 and served as its Vice President from 1991 until 1998. Mr. Wrigley is currently a director of The J.M. Smucker Company.

Mr. Zollars became the Chairman, President and Chief Executive Officer of Neoforma.com, Inc., one of our associated companies, in July 1999. From 1997 until July of 1999, Mr. Zollars was an Executive Vice President and Group President at Cardinal Health, Inc., a pharmaceutical service provider. From 1992 until 1997, he served as Corporate Vice President and President of U.S. Distribution at Baxter Healthcare, Inc. Mr. Zollars is currently a director of Epitope, Inc., a medical device company.

Nominee for Directorship

Harold F. (Bud) Enright Jr., age 63, has been nominated to our Board of Directors for election as a Class II director as a representative of Compaq. The terms of the purchase agreement between us and Compaq, relating to Compaq's purchase of shares of our class C convertible common stock in a concurrent private placement, entitle Compaq to nominate one member to our Board of Directors. Mr. Enright has served as Vice President of Corporate Business Development and Technology of Compaq Computer Corporation since 1998, when Compaq acquired Digital Equipment Corporation. From 1993 to 1998, he held various senior management positions with Digital, including Vice President of Marketing, Vice President of Software Development, Vice President of the Asia Pacific Technology Office, and Vice President of Corporate Development.

Committees of the Board of Directors

Our Board of Directors has established an acquisition committee, audit committee, compensation committee, conflicts committee, do right committee, executive committee, Internet economy strategy committee and Investment Company Act compliance committee.

Our acquisition committee has responsibility for reviewing, approving and authorizing significant transactions with associated companies and, to the extent necessary, may administer the functions of our conflicts committee with respect to these transactions. Our acquisition committee, consisting solely of non-employee directors, is divided into three teams. The current members of team one of our acquisition committee are Messrs. Frigo (co-chairman), Kaplan (co-chairman), Cowie, Forster, Leitner, Rau and Zollars. The current members of team two of our acquisition committee are Messrs. Goldman (co-chairman), Sawhney (co-chairman), Fulgoni, Hahn, Jones, Kiphart and Szlam. The current members of team three of our acquisition committee are Messrs. Smith (chairman), Bernard, Danis, Garrick, Tebbe, Tyree and Wrigley.

Our audit committee recommends the independent public accountants to be engaged by us, considering independence and effectiveness. It also reviews the plan, scope and results of our annual audit, reviews our accounting and financial controls and reviews our accounting principles and financial disclosure practices with our independent public accountants. Our audit committee consists solely of non-employee directors. The current members of the audit committee are Messrs. Larson (chairman), Birck, Frigo, Garrick and Jones.

Our compensation committee reviews, monitors, administers and establishes or recommends to our full Board of Directors compensation arrangements for our Chief Executive Officer and other members of our senior management. Our compensation committee also administers our incentive compensation plans and determines the number of shares covered by, and terms of, options to be granted to executive officers and other key employees under these plans. Our compensation committee consists solely of non-employee directors. The current members of the compensation committee are Messrs. Fulgoni (chairman), Levy, Rice, Szlam, Tyree and Zollars.

Our conflicts committee has principal responsibility for approving contracts and transactions between us or any of our subsidiaries, on the one hand, and any of our directors or officers or those of our subsidiaries or any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers or have financial interests, on the other hand. Our conflicts committee consists solely of non-employee directors. The current members of the conflicts committee are Messrs. Goldman (chairman), Forster, Fulgoni and Garrick.

Our do right committee has responsibility for advancing our charitable and community service efforts, including the advancement of social, cultural and educational efforts. The current members of our do right committee are Messrs. Filipowski (co-chairman), Humenansky (co-chairman), Jordan (co-chairman), Gutman and Jacobs.

Our executive committee has responsibility for reviewing and generally recommending matters to our full Board of Directors for approval. The current members of the executive committee are Messrs. Filipowski (chairman), Cowie, Cullinane, Forster, Goldman, Hahn, Hartkopf, Humenansky and Meredith.

Our Internet economy strategy committee assists our management in developing our business strategy as it relates to the business-to-business Internet economy and offers strategic guidance and industry expertise to us and our associated companies. The current members of our Internet economy strategy committee are Messrs. Garrick (co-chairman), Sawhney (co-chairman), Bernard, Cunningham, Fulgoni, Jacobs, Kaplan, Lachman, Lederer, Rau, Rauner, Smith, Stojka, Szlam, Tebbe, Wrigley and Zollars.

Our Investment Company Act compliance committee has the responsibility for ensuring that we do not become required to register as an investment company and subject to regulation under the Investment Company Act, including, specifically, responsibility for determining the value of our securities holdings, total assets and net income (loss) after taxes, as required from time to time but not less frequently than the end of each of our fiscal quarters. The current members of our Investment Company Act compliance committee are Messrs. Frigo (co-chairman), Goldman (co-chairman), Cowie, Forster, Fulgoni, Garrick, Jones and Kiphart.

Advisory Board

We are establishing an advisory board to assist our management team in addressing strategic issues in particular business-to-business or geographic markets. We will seek members for this advisory board who are experienced business leaders or academics and who can provide high level insight and expert advice regarding our marketplaces and regions that we target. Our advisory board will initially consist of 25 members, including 20 industry advisors and five advisors for the Austin region. Each advisor will be expected to devote a minimum number of days per year to performing his or her duties, including attending periodic meetings on at least a quarterly basis. We will grant to each advisory board member, upon joining the advisory board, an option to purchase 4,166 shares of our class A common stock, which will vest over four years and be exercisable at the fair market value on the date of grant. Subsequent annual grants will be considered by the compensation committee of our Board of Directors.

Arrangements for Nomination as Director and Committee Member

Under the stockholders agreement that we entered into with the holders of our series D and D-1 preferred stock, (1) we, (2) Messrs. Filipowski, Cullinane, Humenansky, Freedman, Kennedy, Santer, Slowey and Tatro and affiliates of Messrs. Filipowski, Humenansky, Freedman and Tatro, who together hold all of our class B common stock, and (3) the purchasers of our series D and D-1 preferred stock, have agreed to take all necessary actions, so that:

- one member of our Board of Directors can be designated by each of the following holders of our series D and D-1 preferred stock: (1) CBW/SK divine Investments, (2) First Chicago Investment Corporation and Cross Creek Capital Partners X, LLC, which we together refer to as First Chicago Equity Capital, (3) Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership, which we together refer to as Frontenac and (4) Microsoft Corporation; and

- Dell USA L.P., which also holds our series D preferred stock, can designate two members of our Board of Directors.

Additionally, we have agreed under the stockholders agreement to take all necessary actions so that one of the directors designated by each of Frontenac and Dell is designated as a member of our executive committee. However, none of CBW/SK divine Investments, First Chicago Equity Capital, Frontenac, Microsoft or Dell will have any of these rights if it does not continue to own least 25% of the capital stock originally purchased by it.

We have entered into a three year consulting agreement with Michael Jordan under which we agreed to use our best efforts to have Mr. Jordan elected to our Board of Directors, which occurred on March 13, 2000. Under the agreement, Mr. Jordan has agreed to be a co-chairman of our do right committee and to perform promotional activities for us. In connection with the consulting agreement, we issued Mr. Jordan an option to purchase 166,666 shares of our class A common stock at a purchase price of $6.00 per share under our stock incentive plan. The option was exercisable in full upon its grant, but vests as follows: 83,333 shares on the first anniversary of the grant date and 41,666 shares on each of the second and third anniversaries of the grant date, provided that Mr. Jordan continues to serve as a director and consultant on each of these anniversaries. Mr. Jordan exercised the option in full and purchased 166,666 shares of our class A common stock on March 10, 2000. We loaned Mr. Jordan $1,000,000 to pay the exercise price of the option. These shares are subject to restrictions on transfer and a right of repurchase by us at a price per share equal to the lower of the option exercise price and the fair market value per share of our class A common stock. These restrictions on transfers and repurchase rights expire based on the option vesting schedule. Effective upon the consummation of this offering, we will grant Mr. Jordan an option to purchase an additional 300,000 shares of our class A common stock at the initial public offering price. This option will be exercisable in full upon its grant, but will vest as follows: 150,000 shares on the first anniversary of the grant date and 75,000 shares on each of the second and third anniversaries of the grant date.

In connection with the purchase agreement relating to our concurrent private placement to Compaq, we have agreed to take all necessary action to elect a nominee of Compaq to our Board of Directors. Compaq will have this right to nominate a director so long as it continues to own at least 25% of the shares originally purchased by it in the private placement.

Compensation of Directors

Our directors do not currently receive any cash compensation for their service as members of our Board of Directors, although we may decide to provide them with cash compensation in the future. We reimburse each director who is not our officer or employee for reasonable out-of-pocket expenses incurred in attending board and committee meetings. In September 1999, each of the persons then serving as a non-employee director was given the opportunity to purchase 41,666 shares of our class A common stock at a price of $0.006 per share for service as a director. Each of the persons who has been appointed as a non-employee director after September 1999 has been granted an option to purchase 41,666 shares of our class A common stock for service as a director. In addition, our 1999 stock incentive plan provides for the automatic grant on December 1 of each year, beginning December 1, 1999, of an option to purchase 8,333 shares of class A common stock to each person who is a non-employee director on the grant date. For more information about these options and our stock incentive plan, see "—1999 Stock Incentive Plan." Directors who are also our employees receive no additional compensation from us for services they render in their capacity as directors.

Executive Compensation

The following table contains information with respect to all compensation paid by us during 1999 to our chief executive officer and our only other executive officer whose combined salary and bonus exceeded $100,000 for 1999.

Summary Compensation Table

Name and Principal Positions	Annual Compensation			Long Term Compensation Awards
	Salary($)	Bonus($)	Other Annual Compensation($)	Securities Underlying Options(#)
Andrew J. Filipowski				
Chairman and Chief Executive Officer (1)	$ —	$ —	$15,300(2)	229,166
Scott A. Hartkopf,				
President................................	41,500(3)	200,000	—	125,000

(1) Mr. Filipowski has agreed to waive his base salary through June 15, 2004.

(2) Represents personal travel for family members of Mr. Filipowski.

(3) Based on an annual rate of $239,778.

Each of Messrs. Cullinane and Humenansky has agreed to waive his base salary through June 15, 2000. Mr. Freedman agreed to waive all cash compensation through December 15, 1999. After that date, Mr. Freedman receives a base salary at an annual rate of $200,000.

1999 Option Grants

The following table contains information regarding our grant of stock options to our chief executive officer and our only other executive officer whose combined salary and bonus exceeded $100,000 for 1999.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)		
Name	Number of Shares Underlying Options Granted (#) (1)	Percentage of Total Options Granted to Employees in Fiscal 1999	Exercise Price ($/Sh)(2)	Expiration Date	0% ($)	5% ($)	10% ($)
Andrew J. Filipowski	229,166	8.8%	$4.50	11/5/2009	$343,749	$1,208,477	$2,535,139
Scott A. Hartkopf	125,000	4.8%	$4.50	11/5/2009	187,500	659,171	1,382,807

(1) These options are immediately exercisable, but vest in equal annual installments on the first four anniversaries of the grant date if the executive continues to be employed by us on each of these anniversaries. The shares of our class A common stock issuable upon exercise of these options are subject to restrictions on transfer and a right of repurchase by us at a price per share equal to the lower of the option exercise price and the fair market value per share of our class A common stock. These restrictions and repurchase right expire based on the option vesting schedule.

(2) The exercise price of each of these options equalled the fair market value per share of our class A common stock on the grant date, as determined by the compensation committee of our Board of Directors, based upon the most recent price at which we sold our senior convertible preferred stock before the grant date in capital raising transactions. However, for financial statement purposes, the deemed fair market value of our class A common stock on the grant date was $6.00 per share.

(3) Potential realizable value is presented net of the option exercise price, but before any federal or state income taxes associated with exercise. It is calculated assuming that the deemed fair market value of our

class A common stock on the date of grant for financial statement purposes appreciates at the indicated annual rates, compounded annually, for the term of the option. The 0%, 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of our class A common stock. Using the assumed initial public offering price of $14.00 for purposes of these calculations, the potential realizable values of these options at the assumed annual rates of stock price appreciation, would be as follows: Mr. Filipowski—$2,177,077 at 0%, $4,194,775 at 5% and $7,290,319 at 10%; and Mr. Hartkopf—$1,187,500 at 0%, $2,288,066 at 5% and $3,976,549 at 10%. Actual gains will be dependent on the future performance of our class A common stock and the option holder's continued employment through the vesting periods.

Our other executive officers were granted options in 1999 to purchase the following number of shares of class A common stock at an exercise price of $4.50 per share: Mr. Cullinane—104,166 shares; Mr. Humenansky—125,000 shares; Mr. Freedman—52,083 shares; and Mr. Wilson—41,666 shares.

1999 Option Values

The following table shows information regarding the unexercised options, all of which were immediately exercisable, held by our chief executive officer and our only other executive officer whose combined salary and bonus exceeded $100,000 for 1999 as of December 31, 1999. None of our executive officers exercised any options during 1999.

Name	Number of Shares Underlying Unexercised Options at December 31, 1999 Exercisable	Value of Unexercised In-the-Money Options at December 31, 1999($) Exercisable
Andrew J. Filipowski	229,166	$5,568,734
Scott A. Hartkopf	125,000	3,037,500

The value of unexercised in-the-money options at December 31, 1999 is based upon the difference between the $4.50 per share exercise price of these options and the fair market value of our class A common stock of $28.80 per share on December 31, 1999. Using the assumed initial public offering price of $14.00 for the purpose of calculating the value of unexercised in-the-money options held by Messrs. Filipowski and Hartkopf, as of December 31, 1999, the values would have been as follows: Mr. Filipowski—$2,177,077; and Mr. Hartkopf—$1,187,500.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, our compensation committee will make all compensation decisions and will administer our incentive compensation programs and plans. Messrs. Fulgoni, Levy, Rice, Szlam, Tyree and Zollars currently serve as the members of our compensation committee. In addition, Ms. Pahl served as a member of our compensation committee in 1999. None of our executive officers, directors or compensation committee members currently serve, or in the past served, on the compensation committee of any other company the executive officers or directors of which serve on our compensation committee.

The members of our compensation committee and their affiliates purchased shares of our class A common stock for $0.006 per share and shares of series C senior convertible preferred stock for $1.00 per share, as shown in the following table below. Each share of series C preferred stock will convert into one-sixth of a share of class A common stock upon completion of this offering.

Committee Member	Class A Common Shares	Series C Preferred Shares
Gian M. Fulgoni	41,666	1,100,000
Lawrence F. Levy	—	2,741,000
Teresa L. Pahl	41,666	100,000
Andre Rice	41,666	200,000
Aleksander Szlam	—	1,000,000(1)
James C. Tyree	—	—
Robert J. Zollars	41,666	350,000

(1)   Represents shares purchased by a family partnership controlled by Mr. Szlam.

In addition, members, or former members, of our compensation committee have management positions with, and economic interests in, entities with which we have engaged in transactions, as follows:

- Mr. Fulgoni is the founder and chairman of comScore. On October 29, 1999, we acquired approximately 0.9% of comScore for $200,208.
- Until June 2000, Ms. Pahl was the Vice President of Aon Group, Inc., a subsidiary of Aon Corporation and Chairman of Aon Enterprise Insurance Services, Inc., an affiliate of Aon Risk Services of Missouri. We have paid Aon Risk Services of Missouri approximately $241,000 as broker with respect to our directors and officers liability insurance. We have agreed to sell to Aon Corporation, concurrent with our completion of this offering, for cash in a private placement, a number of shares of our class C common stock having an aggregate initial public offering value of $25,000,000. We have also entered into a non-binding memorandum of understanding with Aon Corporation to collaborate toward the development and operation of an insurance services component of FiNetrics, as well as a reinsurance business, which may include Aon Corporation acquiring an ownership interest in FiNetrics.
- James C. Tyree is the Chairman and Chief Executive Officer of Mesirow Financial. An affiliate of Mesirow has committed to invest $4,000,000 in the Skyscraper Ventures, L.P.
- Robert Jay Zollars is the Chairman, President and Chief Executive Officer of Neoforma.com and beneficially owns approximately 7.6% of Neoforma.com. On October 14, 1999, we acquired approximately 2.1% of Neoforma.com. Following Neoforma.com's initial public offering, as of May 31, 2000, our interest is approximately 1.5%.

Consulting and Noncompete Agreements

Andrew J. Filipowski, Michael P. Cullinane and Paul L. Humenansky have entered into consulting and non-compete agreements under which each has agreed to provide consulting services to PLATINUM for a two year period, in the case of Mr. Filipowski, beginning on June 29, 1999 and, in the case of each of Messrs. Cullinane and Humenansky, beginning on the later of June 29, 1999 and the end of his employment period with PLATINUM.

The consulting agreements contain non-compete provisions that prohibit Mr. Filipowski until June 29, 2007, and each of Messrs. Cullinane and Humenansky until June 29, 2004, from participating or engaging, directly or indirectly, on their own behalf or on behalf of others in any activities or business developing, manufacturing, marketing or distributing any products or services offered by PLATINUM on March 29, 1999, or any products or services offered by PLATINUM after that date and in which the consultant had actively participated. PLATINUM is engaged in the businesses of developing, marketing and supporting software products for managing information technology infrastructures and providing related professional services. Its products are designed to assist in the management and operation of large, complex, distributed environments by performing fundamental functions such as automating operations, maintaining the operating efficiency of systems and applications and ensuring data access and integrity. Additionally, PLATINUM's products provide support for certain multiple database management systems and packaged applications. As of March 29, 1999, PLATINUM also offered products and services for the creation, deployment and management of web content.

Under the agreements, competitive activities which Messrs. Filipowski, Cullinane and Humenansky are prohibited from conducting include:

- selling goods or rendering services, or assisting another person to sell goods or render services or attempt to sell goods or render services, of the type, or similar to the type, sold or rendered by PLATINUM; and

- soliciting or assisting another person to solicit or attempt to solicit persons or entities that were customers as of March 29, 1999 or in the three years before that date or are or were prospective customers of PLATINUM or its affiliates before the end of the respective employment periods of Messrs. Filipowski, Cullinane and Humenansky, unless the solicitation of these customers is for goods or services unrelated to any activity which competes with PLATINUM.

The agreements also prohibit each of Messrs. Filipowski, Cullinane and Humenansky from performing any action, activity or course of conduct that is detrimental in any material respect to the businesses or business reputation of PLATINUM or any of its affiliates, such as soliciting, recruiting or hiring any employees of PLATINUM or any of its affiliates or persons who have worked for PLATINUM or any of its affiliates at any time since January 1, 1998 and soliciting or encouraging any employees of PLATINUM or any of its affiliates to leave their employment, except that the consultants may hire, but not solicit or recruit, (1) any terminated employees of PLATINUM or (2) employees of PLATINUM (a) in connection with a business that is not an activity that competes with PLATINUM or (b) to work in a venture capital business, but not in a company in which a venture capital business invests or acquires an interest. In addition, each consultant may not disclose to any other person or use any confidential information relating to, or used by, PLATINUM or any of its affiliates, except in connection with the performance of the consultant's duties under the agreement.

Each of Messrs. Filipowski, Cullinane and Humenansky is permitted (1) to remain as a director of those companies of which each was a director as of June 29, 1999, (2) to engage in venture capital activities so long as he does not invest through any venture in any company whose primary business is an activity which competes with PLATINUM, (3) to engage in competitive activities, as described above, after receiving written permission of PLATINUM, which permission will not be unreasonable withheld or delayed after June 29, 2004, in the case of Mr. Filipowski, and June 29, 2002, in the cases of Messrs. Cullinane and Humenansky, as long as the consultant's activities would not have a material adverse impact on any of PLATINUM's lines of business and (4) to engage in activities that Computer Associates has confirmed are not inconsistent with the prohibitions of the non-competition provisions of the consulting agreements.

Larry S. Freedman, our Executive Vice President, General Counsel and Secretary, has entered into consulting and non-compete agreements with Computer Associates containing substantially the same terms as those of Messrs. Filipowski, Cullinane and Humenansky. All of these agreements with Computer Associates terminate on June 29, 2001.

To manage our business effectively with respect to these agreements, we have consulted with PLATINUM and Computer Associates before making any acquisition to confirm that it would not result in a breach of these agreements. If the relevant parties to these agreements were to deem our activities or those of any proposed

associated company to be prohibited by these consulting and non-compete agreements, we might not be able to conduct those activities or acquire interests in that associated company. To date, neither PLATINUM nor Computer Associates has raised any objection to any of our acquisitions or the business activities of us or any of our associated companies, including the web design and deployment operations of Xqsite. In the future, however, these consulting and non-compete agreements could limit our business opportunities, which could impair our success.

Incentive Program

We intend to implement an incentive program for our employees. We expect that among the components of this program will be a plan under which our employees earn stock bonuses based upon any increases in the value of a portfolio that consists of our interests in associated companies that have completed initial public offerings and in any public companies into which our associated companies have been merged or sold. We will allocate 12.5% of these increases to a pool in which our employees will share, as determined by our management. We will periodically distribute to each participating employee a number of shares of class A common stock equal in value to a portion of that employee's share of the pool.

1999 Stock Incentive Plan

Effective October 1, 1999, we adopted our 1999 stock incentive plan. Our officers, employees, directors, consultants and advisors are eligible to participate in this plan. The purpose of this plan is to attract and retain persons eligible to participate in the plan, motivate participants to achieve our long-term goals and further align the interest of participants with those of our stockholders through compensation that is directly linked to the profitability of our business and increases in stockholder value. We have made available 10,833,333 shares of our class A common stock for issuance under the plan. The maximum number of shares available for delivery under the plan automatically increases on January 1 of each year, beginning on January 1, 2001, by a number of shares of class A common stock equal to the lesser of (1) 10% of the total number of shares of class A common stock then outstanding, assuming for that purpose the conversion into class A common stock of all then outstanding convertible securities, or (2) 50,000,000 shares. Our compensation committee administers the stock incentive plan. This plan provides our compensation committee with broad discretion to select the officers, employees, directors, consultants and advisors to whom awards may be granted, as well as the type, size and terms and conditions of each award. The stock incentive compensation plan permits grants of the following types of awards:

- non-qualified and incentive stock options;
- stock appreciation rights; and
- other stock-based awards.

Options granted provide for the purchase of class A common stock at prices determined by our compensation committee. Options granted under the plan become fully exercisable and vested upon a change in control of us.

The stock incentive plan provides for the automatic grant on December 1 of each year, beginning on December 1, 1999, of an option to purchase 8,333 shares of class A common stock to each of our non-employee directors. Options granted to non-employee directors will have an exercise price equal to the fair market value of our class A common stock on the date of grant, as determined by our compensation committee. Stock options granted to non-employee directors expire on the earliest of (1) ten years after their date of grant, (2) one year after the termination of the non-employee director's service as our director because of death, disability or retirement at or after age 65 or (3) 90 days after the termination of the non-employee director's service as our director for any other reason. If a non-employee director's service as a director is terminated before the first anniversary of the grant date of any stock option for any reason other than death, disability or retirement at or after age 65, we have the right to re-purchase the shares obtained upon exercise of the stock option at a price per share equal to the lesser of (1) the exercise price per share under the stock option or (2) the fair market value per share as of the date the shares are repurchased.

As of April 30, 2000, 6,162,821 shares of our class A common stock had been issued under our stock incentive plan, upon exercise of outstanding options or otherwise, at prices ranging from $4.50 to $13.50 per share and we had outstanding options to purchase 974,852 shares of class A common stock under our stock incentive plan, with exercise prices ranging from $4.50 to $13.50 per share as of April 30, 2000. Each of the outstanding options is, and each of the exercised options was, immediately exercisable in full, but vests in equal annual installments on the first four anniversaries of the grant date if the option recipient continues to be employed by us on each of these anniversaries. The shares of our class A common stock issuable or issued upon exercise of each of these options are subject to restrictions on transfer and a right of repurchase by us at a price per share equal to the lower of the option exercise price and the fair market value per share of our class A common stock. These restrictions on transfer and repurchase right expire based on the option vesting schedule.

Equity Compensation Loan Program

In accordance with our stock incentive plan, we offered to loan each employee and director who has been awarded a non-qualified stock option under our stock incentive plan an amount necessary to pay the exercise price of their outstanding options. Under this program, we have loaned a total of $30,465,896 to a total of 715 employees and non-employee directors, through April 30, 2000. The outstanding loans are full recourse, bear interest at the Applicable Federal Rate and have five-year terms. Each employee or director receiving a loan has pledged the number of shares acquired with loan proceeds upon exercise of the applicable option as collateral for the loan. If the employee or director sells any of these shares, the employee or director will be obligated under the terms of the loan to use the proceeds of the sale to repay the outstanding balance of the loan related to the shares sold. If the employee's employment with us or the director's service to us terminates for any reason, the employee or director must repay the full outstanding loan balance to us within 90 days of this termination.

2000 Employee Stock Purchase Plan

In January 2000, we adopted, subject to stockholder approval, our 2000 employee stock purchase plan, under which a total of 4,166,666 shares of class A common stock are available for sale to our employees and employees of our majority-owned associated companies. Through this plan, our eligible employees can purchase class A common stock through payroll deductions and other cash contributions.

Initially, this stock purchase plan will operate over two-year plan periods, except that the first plan period will be shorter as described below. The stock purchase plan generally will be implemented in a series of consecutive three-month offering periods during each plan period. The first plan period, however, will begin on the date of this prospectus and end on May 31, 2002, and the first offering period will begin on the date of this prospectus and end on August 31, 2000.

Each participant will be granted an option to purchase our class A common stock on the first day of the plan period, and the option will be automatically exercised on the last day of each offering period. The purchase price of each share of class A common stock under the stock purchase plan will equal 85% of the lesser of (1) the fair market value of our class A common stock on the first day of the plan period or (2) the fair market value on the date of purchase. Accordingly, the fair market value of our class A common stock on the first day of the first plan period will equal our initial public offering price. Our Board of Directors and compensation committee can change the length of the plan periods and offering periods and the other terms described above.

Employee contributions may not exceed $21,250 for any employee in any calendar year. Further in any calendar year, no participating employee may purchase more than that number of shares which is equal to $25,000 divided by the fair market value of our class A common stock on the first day of the plan period. In addition, no employee can purchase class A common stock under the stock purchase plan if that person, immediately after the purchase, would own stock possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of our capital stock.

Limitation of Liability of Directors and Officers

As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to us or our stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- unlawful dividends or unlawful stock purchases or redemptions; or

- any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of the director's duty of care. However, these provisions do not affect a director's responsibilities under any other laws, including federal securities laws.

Indemnification

Our certificate of incorporation provides for the indemnification of our directors, to the fullest extent authorized by the Delaware General Corporation Law, and of selected officers, employees and agents, to the extent determined by our Board of Directors, except that we will generally not be obligated to indemnify a person in connection with an action initiated by that person without our prior written consent. The indemnification provided under our certificate of incorporation obligates us to pay the expenses of a director, or an officer who is entitled to indemnification, in advance of the final disposition of any proceeding for which indemnification may be had, provided that the payment of these expenses incurred by a director or officer may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts paid in advance if ultimately the director or officer is not entitled to indemnification. We have entered into indemnification agreements with each of our directors and executive officers providing for the indemnification described above.

Insurance

Under our certificate of incorporation, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person's fulfilling one of these capacities, whether or not we would have the power to indemnify the person against the claim under the provisions of our certificate of incorporation. We have purchased director and officer liability insurance on behalf of our directors and officers.

RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a description of the relationships and transactions to which we have been a party since our inception, in which the amount involved exceeded $60,000 and in which any director, executive officer or holder of more than 5% of our class A common stock or class B convertible common stock has or will have a direct or indirect material interest, other than compensation arrangements which are described under "Management."

Our Organization

Andrew J. Filipowski, our Chairman and Chief Executive Officer, was involved in our founding and organization and may be considered our promoter. In June 1999, we issued 1,000 shares of common stock to Mr. Filipowski, who contributed a nominal amount of capital for our initial capitalization. These shares of common stock were converted into 1,666 shares of our class A common stock.

Recent Financings

Since our inception, we have funded our growth primarily through the sale of common stock and convertible preferred stock. *Unless otherwise indicated, the information below regarding our financings does not assume the conversion of our convertible preferred stock and class B convertible common stock, all to be effected upon the completion of this offering.* We have issued the following shares:

Common Stock Financing

In August 1999, we sold a total of 3,449,956 shares of class A common stock at a purchase price of $0.006 per share to a group of 77 persons and a total of 2,041,662 shares of class B convertible common stock at a purchase price of $0.006 per share to a group of six persons. We raised a total of $32,950 through our sale of these shares. In connection with this offering, each share of our class B convertible common stock will convert into one share of class A common stock. Based on the mid-point of the estimated price range for this offering, $14.00, these shares will have a total market value of $76,882,568 upon the completion of this offering.

The following directors, executive officers and beneficial owners of more than five percent of either our class A common stock or class B convertible common stock (assuming the conversion of all shares of our convertible preferred stock into common stock) directly or indirectly acquired beneficial ownership of class A common stock and class B convertible common stock in our common stock financing:

Directors, Executive Officers and 5% Stockholders	Class A Shares	Class B Shares
Andrew J. Filipowski	—	916,666
Michael P. Cullinane	—	416,666
Larry S. Freedman	—	208,333
Scott A. Hartkopf	250,000	—
Paul L. Humenansky	—	166,666
Lynn S. Wilson	125,000	—
Michael J. Birck	41,666	—
James E. Cowie	41,666	—
Andrea Lee Cunningham	41,666	—
Michael H. Forster	41,666	—
Arthur P. Frigo	41,666	—
Gian M. Fulgoni	41,666	—
George Garrick	41,666	—
Craig D. Goldman	41,666	—
Arthur W. Hahn	41,666	—
Jeffrey D. Jacobs	41,666	—
Gregory K. Jones	41,666	—
Bryan Kennedy	166,666	—
Teresa L. Pahl	41,666	—

Directors, Executive Officers and 5% Stockholders	Class A Shares	Class B Shares
John Rau	41,666	—
Andre Rice	41,666	—
Michael Santer	166,666	—
Paul Tatro	—	166,666
William Wrigley, Jr.	41,666	—
Robert Jay Zollars	41,666	—

Series A Preferred Financing

In September 1999, we sold a total of 9,236,600 shares of our series A-1 junior convertible preferred stock at a purchase price of $0.25 per share to a group of 51 persons and a total of 37,750,000 shares of our series A-2 junior convertible preferred stock at a purchase price of $0.25 per share to a group of seven persons. We raised a total of $11,721,650, after estimated expenses, through our sales of these shares. Each share of our series A-1 preferred stock will convert into one-sixth of a share of our class A common stock, each share of our series A-2 preferred stock will convert into one-sixth of a share of our class B convertible common stock, and each share of our class B convertible common stock will convert into one share of our class A common stock, all upon completion of this offering. Based on the mid-point of the estimated price range for this offering, $14.00, these shares of common stock will have a total market value of $109,634,980 upon the completion of this offering.

The following directors, executive officers and beneficial owners of more than five percent of either our class A common stock or class B convertible common stock (assuming the conversion of all shares of preferred stock into common stock) directly or indirectly acquired beneficial ownership of series A-1 preferred stock and series A-2 preferred stock in our series A preferred stock financing:

Directors, Executive Officers and 5% Stockholders	Series A-1 Preferred Shares	Series A-2 Preferred Shares
Andrew J. Filipowski(1)	—	19,950,000
Michael P. Cullinane	—	3,000,000
Larry S. Freedman(2)	—	400,000
Scott A. Hartkopf	200,000	—
Paul L. Humenansky	—	3,000,000
Paul A. Tatro	—	10,000,000
Lynn S. Wilson	400,000	—

(1)   Includes 53,333 shares purchased by a trust for the benefit of Mr. Filipowski's children.

(2)   Represents shares purchased by Marsh Flower Investments I, a partnership that Mr. Freedman controls.

Series B Preferred Financing

In September 1999, we sold a total of 2,712,000 shares of our series B-1 convertible preferred stock at a purchase price of $0.50 per share to a group of 35 persons and a total of 20,100,000 shares of our series B-2 convertible preferred stock at a purchase price of $0.50 per share to a group of two persons. We raised a total of $11,381,000, after estimated expenses, through our sales of these shares. Each share of our series B-1 preferred stock will convert into one-sixth of a share of our class A common stock, each share of our series B-2 preferred stock will convert into one-sixth of a share of our class B convertible common stock, and each share of our class B convertible common stock will convert into one share of our class A common stock, all upon the completion of this offering. Based on the mid-point of the estimated price range for this offering, $14.00, these shares of common stock will have a total market value of $53,227,776 upon the completion of this offering.

The following directors, executive officers and beneficial owners of more than five percent of either our class A common stock or class B convertible common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of series B-2 preferred stock in our series B preferred stock financing:

Directors, Executive Officers and 5% Stockholders	Series B-2 Preferred Shares
Andrew J. Filipowski	20,000,000

Series C Financing

From September through December 14, 1999, we sold a total of 190,062,125 shares of our series C senior convertible preferred stock at a purchase price of $1.00 per share to a group of 473 persons. We raised a total of $189,220,906, after estimated expenses, through our sale of these shares. Each share of our series C preferred stock will convert into one-sixth of a share of our class A common stock upon the completion of this offering. Based on the mid-point of the estimated price range for this offering, $14.00, these shares will have a market value of $443,475,340 upon the completion of this offering.

The following directors, executive officers and beneficial owners of more than five percent of either our class A common stock or class B convertible common stock (assuming the conversion of all shares of preferred stock into common stock), and family members of these persons, acquired beneficial ownership of series C preferred stock in the series C preferred stock financing:

Directors, Executive Officers and 5% Stockholders	Series C Preferred Shares
Andrew J. Filipowski (1)	1,220,000
Michael P. Cullinane (2)	275,000
Robert A. Bernard (3)	2,000,000
Michael J. Birck (4)	5,000,000
Peter C.B. Bynoe (5)	600,000
Thomas P. Danis (6)	850,000
Arthur Frigo, Sr. (7)	5,000,000
Gian M. Fulgoni	1,100,000
George Garrick	100,000
Craig D. Goldman	200,000
Joseph D. Gutman	200,000
Arthur W. Hahn (8)	760,000
Jeffrey D. Jacobs	1,000,000
Richard P. Kiphart (9)	2,000,000
Ronald D. Lachman (10)	510,000
William A. Lederer (11)	300,000
Michael Leitner	100,000
Lawrence F. Levy	2,741,000
Teresa L. Pahl	100,000
John Rau	1,000,000
Bruce V. Rauner	550,000
Andre Rice (12)	200,000
Tim J. Stojka (13)	1,000,000
Aleksander Szlam (14)	1,000,000
Paul A. Tatro (15)	205,000
Mark A. Tebbe	250,000
David Tolmie	50,000
William J. Wrigley, Jr.	17,000,000
Robert Jay Zollars	350,000

(1) Represents 200,000 shares purchased by Platinum Construction Corp., a corporation controlled by Mr. Filipowski, and 1,020,000 shares purchased by Mr. Filipowski's brother-in-law.

(2) Represents 200,000 shares purchased by Mr. Cullinane's brother, 15,000 purchased by Mr. Cullinane's father and his wife and 60,000 shares held by Mr. Cullinane's father- and mother-in-law.

(3) Represents shares purchased by marchFIRST, Inc. Mr. Bernard is the Chairman of the Board and Chief Executive Officer of marchFIRST.

(4) Represents shares purchased by Tellabs, Inc. Mr. Birck is the President and Chief Executive Officer and a director of Tellabs.

(5) Represents shares purchased by R&W Ventures, a partnership owned 33.3% by Mr. Bynoe.

(6) Includes 500,000 shares purchased by SINAD II, a partnership controlled by Mr. Danis and his two brothers.

(7) Includes a total of 100,000 shares purchased by Mr. Frigo's son and 200,000 shares purchased by Mr. Frigo's two daughters.

(8) Includes 400,000 shares issued to Katten Muchin Zavis as payment for legal services.

(9) Includes 1,000,000 shares purchased by Wilblairco Associates. Mr. Kiphart is affiliated with Wilblairco Associates.

(10) Includes a total of 450,000 shares purchased by three trusts for the benefit of Mr. Lachman's children.

(11) Represents shares purchased by Minotaur Partners, a partnership controlled by Mr. Lederer.

(12) Represents shares purchased by Rice Group, Ltd., a company controlled by Mr. Rice.

(13) Represents shares purchased by Stojka Brothers Partnership, a partnership owned 25% by Mr. Stojka and 25% by each of three of Mr. Stojka's brothers.

(14) Represents shares purchased by Szlam Partners, L.P., a limited partnership controlled by Mr. Szlam.

(15) Represents 35,000 shares purchased by Mr. Tatro's father, a total of 75,000 shares purchased by Mr. Tatro's two brothers, and a total of 95,000 shares purchased by Mr. Tatro's three brothers and sisters-in-law.

Series D Preferred Financing

On January 19, 2000, we sold a total of 191,980,300 shares of our series D senior participating convertible redeemable preferred stock at a purchase price of $1.00 per share to a group of 11 persons and a total of 5,019,700 shares of our series D-1 senior participating convertible redeemable (non-voting) preferred stock to two entities at a purchase price of $1.00 per share. We raised $196,900,000, after estimated expenses, through our sale of these shares. Each share of our series D and D-1 preferred stock will convert into one-sixth of a share of our class A common stock upon the completion of this offering. Based on the mid-point of the estimated price range for this offering, $14.00, these shares of common stock will have a market value of $459,666,550 upon the completion of this offering.

The following directors and beneficial owner of more than five percent of either our class A common stock or class B convertible common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of series D preferred stock in the series D preferred stock financing:

5% Stockholder	Series D Preferred Shares
James E. Cowie(1)	14,975,000
Dell USA L.P.	100,000,000
Sanjay Kumar(2)	25,000,000

(1) Represents shares purchased by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership.

(2) Represents shares purchased by CBW/SK divine investments, a partnership of which Mr. Kumar is a general partner.

Beneficial Ownership and Voting Power

The table below shows, for each officer or director who beneficially owns 1% or more of either our class A common stock or class B convertible common stock before this offering and for each beneficial owner of more than 5% of either our class A common stock or class B convertible common stock, the percentage of our capital stock beneficially owned, and percentage of voting power of our common stock held, by that holder after each of the private financings discussed above, assuming the conversion of all our preferred stock into common stock. The table does not show our issuances of series E and series F preferred stock, which were not issued to any director, executive officer or holder of more than 5% of our class A common stock or class B convertible common stock.

Directors, Executive Officers and 1% Stockholders	Common Stock Financing		Series A Financing		Series B Financing		Series C Financing		Series D Financing	
	Beneficial Ownership	Voting Power	Beneficial Ownership	Voting Power	Beneficial Ownership	Voting Power	Beneficial Ownership	Voting Power	Beneficial Ownership	Voting Power
Andrew J. Filipowski .	16.7%	38.4%	31.8%	48.0%	44.2%	62.0%	15.6%	49.2%	9.3%	40.6%
Michael P. Cullinane .	7.6	17.5	6.9	10.4	5.4	7.5	1.9	6.0	1.1	4.9
Paul Humenansky . . .	3.0	7.0	5.0	7.5	3.9	5.5	1.4	4.3	*	3.6
Larry S. Freedman . . .	3.8	8.7	2.1	3.1	1.6	2.2	*	1.8	*	1.5
James E. Cowie	—	—	—	—	—	—	—	—	3.1	1.3
Dell USA L.P.	—	—	—	—	—	—	—	—	20.4	8.9
Sanjay Kumar	—	—	—	—	—	—	—	—	5.1	2.2
Paul A. Tatro	3.0	7.0	13.8	20.8	10.7	15.0	3.8	11.9	2.2	9.8
William Wrigley, Jr. . . .	*	*	*	*	*	*	5.8	1.8	3.5	1.5

---

* Less than 1%.

Loans to Executive Officers and Directors

We offered to loan to each of our employees, including our executive officers, and our non-employee directors an amount necessary to pay the exercise price of options we granted to that employee or director under the loan program described under ''Management—Executive Compensation—Equity Compensation Loan Program.'' Under this program, we have loaned the following amounts to our executive officers and directors, all of which remain outstanding:

Executive Officer/Director	Amount of Indebtedness	Interest Rate
Andrew J. Filipowski	$1,031,250	6.21%
Scott A. Hartkopf	$ 562,500	6.21%
Michael P. Cullinane	$ 468,750	6.21%
Paul L. Humenansky	$ 750,000	6.21%
Larry S. Freedman	$ 234,375	6.21%
Michael J. Jordan	$1,000,000	6.80%
Ronald D. Lachman	$ 225,000	6.21%
Mohanbir S. Sawhney	$ 225,000	6.21%
Timothy Stojka	$ 225,000	6.21%

Stockholders Agreement

Under the stockholders agreement we entered into with the holders of our series D and D-1 preferred stock, (1) we, (2) Messrs. Filipowski, Cullinane, Humenansky, Freedman, Kennedy, Santer, Slowey and Tatro and affiliates of Messrs. Filipowski, Humenansky, Freedman and Tatro, who hold all of our class B common stock, which will convert into shares of our class A common stock upon completion of this offering, and (3) the purchasers of our series D and D-1 preferred stock, who, collectively, hold 72.8% of the voting power of our capital stock, have agreed take all necessary actions, so that:

- each of the following purchasers of our series D and D-1 preferred stock can designate one member of our Board of Directors: (1) CBW/SK divine Investments, (2) First Chicago Investment Corporation and

Cross Creek Capital Partners X, LLC, which we together refer to as First Chicago Equity Capital, (3) Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership, which we together refer to as Frontenac, and (4) Microsoft Corporation has the right to designate one member of our Board of Directors; and

- Dell USA L.P., which also purchased our series D preferred stock, can designate two members of our Board of Directors.

Additionally, we have agreed to take all necessary actions so that one of the directors designated by each of Frontenac and Dell is designated as a member of our executive committee. However, none of CBW/SK divine Investments, First Chicago Equity Capital, Frontenac, Microsoft or Dell will have any of these rights if it does not continue to own at least 25% of the capital stock originally purchased by it. The entities hold the number of shares and have designated the members of our Board of Directors shown across from their names below.

Investor	Shares of class A common stock	Designated board members
CBW/SK divine Investments	4,166,666	Sanjay Kumar
Dell	16,666,666	Alex C. Smith, Thomas J. Meredith
First Chicago Equity Capital	2,474,998	Eric C. Larson
Frontenac	2,495,832	James E. Cowie
Microsoft	4,166,666	Michael E. Leitner

Under this stockholders agreement, Mr. Filipowski has agreed that, for a period of one year from the consummation of this offering, he will not transfer more than 10% of the capital stock that he owns, other than to family members, family trusts, family-owned corporations or partnerships or his estate, without first giving notice to the purchasers of our series D and D-1 preferred stock and giving these parties the right to participate pro rata in the sale.

Registration Rights

At any time after six months following the completion of this offering, the purchasers of our series D and D-1 preferred stock, including CBW/SK divine Investments, Dell, First Chicago Equity Capital, Frontenac and Microsoft, who will hold a total of 32,833,325 shares of our class A common stock after this offering, will be entitled to demand registration rights, allowing them to require us to file a registration statement covering all or part of their shares for registration under the Securities Act, subject to limitations. We are required to pay the expenses of no more than two demand registrations on Form S-1 and unlimited demand registrations on Form S-3 for these holders. In addition, at any time after 12 months following the consummation of this offering, the purchaser of our series E preferred stock, CMGI, which will hold a total of 4,769,649 shares of our class A common stock, will be entitled to unlimited demand registrations on Form S-3 for which we will be required to pay the expenses. In the event that a registration statement filed pursuant to these demand registration rights is an underwritten offering and the managing underwriter advises us that the number of shares to be included in the offering exceeds the number of shares which can be sold in an orderly manner, we will include shares in the offering as follows: first, shares of stockholders requesting the demand registration and other shares with equivalent rights, on a pro rata basis, and second, other securities requested to be included. These stockholders have agreed not to sell their shares or exercise any demand registration rights for the period ending 180 days after the date of this prospectus.

In addition, holders of 86,402,784 shares of our class A common stock, including 11,677,490 shares of our class A common stock issuable upon conversion of our class B convertible common stock, will be entitled to request that we register their shares under the Securities Act for resale to the public in the event that we initiate a public offering. If we propose to register any shares of class A common stock under the Securities Act either for our account or for the account of our other security holders, the holders of shares having piggyback rights are entitled to receive notice of the registration and are entitled to include their shares in the registration.

These piggyback registration rights are subject to limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration. If the number of shares is so limited, we will

include shares with piggyback registration rights in the registration statement in accordance with their priority level. If the registration is not an underwritten demand registration under an agreement with us, first, shares of class A common stock that we propose to sell will be included in the registration, and second, shares of our class A common stock issued upon conversion of our series D and D-1 and series E preferred stock and other shares with equivalent rights will be included. If the registration is an underwritten demand registration under an agreement with us, first, the shares for which the registration has been requested and shares of class A common stock issued upon conversion of our series D and D-1 and series E preferred stock and other shares with equivalent rights will be included in the registration, and, second, shares of class A common stock that we propose to sell will be included. In either case, third, shares of our class A common stock issued directly or indirectly upon conversion of our series C preferred stock, series B preferred stock and series A preferred stock will be included in the registration, pro rata, on the basis of shares which are owned by these security holders and requested to be included. Finally, shares of our class A common stock which were sold by us in August 1999 or were issued upon conversion of class B convertible common stock sold by us in August 1999 will be included in the registration, but only if all other shares with piggyback registration rights requested to be included are permitted to be included.

We are generally required to bear all of the expenses of all these registrations, except underwriting discounts, selling commissions, applicable transfer taxes and fees of counsel retained by any stockholder. If we register shares of class A common stock held by security holders with registration rights, these holders would be able to publicly sell those shares immediately upon effectiveness of the registration statement and as long as the registration statement remains effective.

NASD Conduct Rule 2710(c)(6)(b)(viii) sets limitations on the registration and conversion rights of any shares deemed to be compensation to the underwriters in connection with this offering. Some shares of our series C preferred stock and class C convertible common stock have been deemed to be compensation to the underwriters in connection with this offering. See "Underwriting." With respect to the shares of series C preferred stock deemed to be compensation to the underwriters, those shares met all of the limitations set by Rule 2710(c)(6)(b)(viii). With respect to the shares of class C convertible common stock to be purchased by BancBoston Capital, Inc. in the concurrent private placement deemed to be compensation to the underwriters, BancBoston has agreed to waive its conversion rights to the extent that they do not comply with this NASD rule. Specifically, the shares of class C convertible common stock to be purchased by BancBoston Capital will not be convertible more than five years from the effective date of the offering. The shares of class C convertible common stock do not have any registration rights.

Associated Company Transactions

- Mr. Filipowski, our Chairman and Chief Executive Officer, converted $800,000 of personal loans previously made by him to iGive.com into iGive.com's common stock at the time we acquired an interest in iGive.com. Mr. Filipowski beneficially owns approximately 14.6% of iGive.com. On February 11, 2000, we acquired approximately 32.1% of iGive.com for $4,000,000.

- Messrs. Filipowski and Humenansky are directors of OpinionWare and beneficially own a total of approximately 10.4% of the equity of OpinionWare. In addition, Mr. Filipowski's son beneficially owns less than 1% of its equity. On December 8, 1999 and April 28, 2000, we acquired a combined total of approximately 54.4% of OpinionWare for a total of $7,000,000.

- Mr. Fulgoni, one of our directors, is the founder and chairman of comScore and beneficially owns approximately 20.7% of comScore. Mr. Garrick, one of our directors, beneficially owns approximately 1.2% of comScore. On October 29, 1999 we acquired approximately 0.9% of comScore for $200,208. Mr. Fulgoni became a member of our Board of Directors before this transaction.

- Mr. Goldman, one of our directors, beneficially owns less than 1% of LAUNCHworks. We beneficially own approximately 39.7% of LAUNCHworks. Giving effect to the exercise of warrants that we hold, we would beneficially own approximately 50.9% of LAUNCHworks.

- Mr. Filipowski is a director of Panthera Productions, beneficially owns 14.9% of Panthera, through his shared control over a charitable foundation, and has personally loaned Panthera approximately $306,000. We beneficially own 62.9% of Panthera.

- Messrs. Kaplan and Sawhney, two of our directors, are members of CapacityWeb.com's Advisory Board. Michigan & Oak, LLC, a venture advisory firm of which Messrs. Kaplan and Sawhney are principals, beneficially owns approximately 3.8% of CapacityWeb.com. On February 11, 2000, we acquired approximately 44.8% of CapacityWeb.com for $4,500,000. In addition, Michigan & Oak is entitled to a finders fee of approximately $225,000, 5% of the amount paid by us for our interest in CapacityWeb.com. Michigan & Oak will be entitled to similar fees on other transactions which it brings to us. Messrs. Kaplan and Sawhney became members of our Board of Directors before this transaction.

- Mr. Stojka, one of our directors, is the Chief Executive Officer of Commerx and beneficially owns approximately 14.7% of Commerx. On November 19, 1999, we acquired approximately 1.0% of Commerx for $2,500,000 . Mr. Stojka became a member of our Board of Directors after this transaction.

- Mr. Zollars, one of our directors, is the Chairman, President and Chief Executive Officer of Neoforma.com and beneficially owns approximately 7.6% of Neoforma.com. On October 14, 1999, we acquired approximately 2.1% of Neoforma.com. As a result of Neoforma.com's initial public offering, our interest has been reduced to approximately 1.5%. Mr. Filipowski is a director of Neoforma and beneficially owns less than 1% of its equity. Mr. Zollars became a member of our Board of Directors before this transaction. Messrs. Cullinane, Humenansky and Hartkopf and an entity controlled by Mr. Freedman participated in the directed share program of the initial public offering of Neoforma.com. These persons purchased the following number of shares with the following market values (based on Neoforma.com's initial public offering price): Mr. Cullinane—250 shares, $3,250; Mr. Humenansky—250 shares, $3,250; Mr. Hartkopf—2,500 shares, $32,500; and Mr. Freedman's entity—250 shares, $3,250.

Real Estate Transactions

Mr. Filipowski is a manager of Blackhawk, LLC. He also owns 33.3% of Blackhawk. From July 1999 through June 2000, we have paid, or are obligated to pay, Blackhawk $50,000 per month for an option to lease a 400,000 square foot facility in Chicago or purchase the property on which the facility is to be constructed. We have exercised our option to purchase the property for $9,750,000, plus all costs and expenses of Blackhawk associated with the property, which totals an aggregate of approximately $12,000,000. We can complete this purchase at any time before June 30, 2000 or, if we pay an additional $50,000 to Blackhawk, July 31, 2000. Based on our most recent internal discussions regarding plans for the facility, we currently estimate that our budget for the land acquisition and construction and development of the facility will total between $60,000,000 and $80,000,000. However, this budget may increase or decrease as we finalize plans for the facility. We expect that the majority of the construction and development costs will be funded through third party financing and that approximately $14,000,000 of this amount will be reimbursed to us through tax increment financing. We currently anticipate that the facility will be ready for occupancy by summer 2001. However, the timing of our development of the facility, as well as the scale and final design of the facility, will depend on the anticipated space needs of us and other projected users of the facility, transportation issues and the availability of third-party financing. If we did not complete this offering and the concurrent private placements, we would scale back, postpone or cancel our plan to construct this facility.

Mr. Filipowski owns 33.3% and is a manager of Habitat-Kahney, LLC. On January 7, 2000, we entered into a ten-year lease with Habitat-Kahney for additional office space in Chicago, Illinois. Our annual rent under this lease is $730,080, with an annual 2% increase, and we are responsible for our share of the building's utilities and operating expenses. We believe that our lease with Habitat-Kahney is on terms no less favorable to us than those terms that would be available in an arm's-length transaction with an unaffiliated third party.

Venture Capital Transactions

Effective August 4, 1999, Platinum Venture Partners, Inc. withdrew, and we were substituted, as the general partner of each of Platinum Venture Partners I, L.P. and Platinum Venture Partners II, L.P. Messrs. Filipowski, Humenansky and Cullinane are principal shareholders and officers of Platinum Venture Partners, Inc. Mr. Filipowski beneficially owns approximately 22.5%, and each of Messrs. Cullinane and Humenansky beneficially owns less than 5%, of the equity of Platinum Venture Partners, Inc. Platinum Venture Partners, Inc. beneficially owns a 2.7% limited partnership interest in Platinum Venture Partners I and a 1.0% limited partnership interest in Platinum Venture Partners II. Additionally, each of Messrs. Filipowski, Humenansky, Cullinane, Cowie, Danis, Frigo, Fulgoni, Jacobs and Levy owns a limited partnership interest in Platinum Venture Partners I and/or Platinum Venture Partners II.

As general partner of Platinum Venture Partners I, we receive an annual management fee, payable in advance in quarterly installments of 2½% of the fair value of the partnership, adjusted annually by the increase in a consumer price index during the preceding calendar year. As general partner of Platinum Venture Partners II, we receive an annual management fee, payable in advance in quarterly installments, of 2½% of the aggregate partner commitments, adjusted annually by the percentage increase in a consumer price index during the preceding calendar year. We received a total of $275,000 from Platinum Venture Partners I and II on October 1, 1999 for fourth quarter 1999 management fees, $193,051 on January 1, 2000 for first quarter 2000 management fees and $214,359 on April 1, 2000 for second quarter 2000 management fees. We expect to receive a total of approximately $407,000 in additional management fees from Platinum Venture Partners I and II for the remainder of 2000.

Other Transactions

Robert Bernard, one of our directors, is the Chairman and Chief Executive Officer of marchFIRST, Inc. On January 21, 2000, we entered into a contract under which marchFIRST provides us with information technology consulting services when we need them. We have paid marchFIRST approximately $400,000, and owe them an additional approximately $500,000 for consulting services through April 30, 2000. We expect to incur approximately $2,100,000 of additional expenses for marchFIRST consulting services through September 2000. We have agreed to sell to marchFIRST, concurrent with our completion of this offering, for cash in a private placement at the initial public offering price, a number of shares of our class C convertible common stock having an aggregate initial public offering value of $15,000,000.

Peter Bynoe is a partner of Piper Marbury Rudnick & Wolfe, which provides legal services to our associated companies through an exclusive agreement with Justice divine. Piper Marbury also provides legal services to other companies that are customers of Justice divine but are not part of our network of associated companies. Piper Marbury bills companies directly for these services. The cost for these services through April 30, 2000 was approximately $263,000, including approximately $226,000 for services for associated companies. Justice divine does not recognize the fees paid to Piper Marbury as revenues, but receives a management fee from each company based on the charges to that company. In addition, partners in Piper Marbury Rudnick & Wolfe purchased for a total of $700,000, 700,000 shares of our class C preferred stock, which will convert into 116,666 shares of class A common stock upon the completion of this offering.

Mr. Danis is a Managing Director of Aon Risk Services' Mergers and Acquisitions group. Through June 2000, Ms. Pahl was an Executive Vice President of Aon Corporation and the Chairman of Aon Enterprise Insurance Services, Inc., an affiliate of Aon Risk Services of Missouri Aon. We have paid Aon Risk Services of Missouri approximately $241,000 as broker with respect to our directors and officers liability insurance. We have agreed to sell to Aon Corporation, concurrent with our completion of this offering, for cash in a private placement at the initial public offering price, a number of shares of our class C convertible common stock having an aggregate initial public offering value of $25,000,000. We have also entered into a non-binding memorandum of understanding with Aon Corporation to collaborate toward the development and operation of an insurance services component of FiNetrics, as well as a reinsurance business, which may include Aon Corporation acquiring an ownership interest in FiNetrics.

FleetBoston Robertson Stephens Inc., which uses the brand name Robertson Stephens, is an underwriter of this offering. We have agreed to sell BancBoston Capital, Inc., an affiliate of Robertson Stephens, concurrent with our completion of this offering, for cash in a private placement at the initial public offering price, a number of shares of our class C convertible common stock having an aggregate initial public offering value of $25,000,000. However, BancBoston will not purchase a number of shares that would cause the underwriters to be deemed to have received underwriting compensation in excess of the limitation imposed by a rule of the NASD. Under this rule, the underwriters and their affiliates, collectively, may not receive shares in excess of 10% of the number of shares listed on the cover of this prospectus.

Arthur Hahn, one of our directors, is a partner in the law firm of Katten Muchin Zavis, one of our legal counsels. Katten Muchin Zavis has provided us with legal services since our inception. The cost of these services through April 30, 2000 was approximately $5,000,000. We paid $400,000 of this total billed amount by issuing Katten Muchin Zavis 400,000 shares of our series C preferred stock, which will convert into 66,666 shares of our class A common stock in connection with the completion of this offering. Mr. Hahn transferred to Katten Muchin Zavis 20,883 of the shares of our class A common stock initially issued by us to him for $0.001 per share in his capacity as a director and a 50% beneficial interest in the option to purchase 50,000 shares of our class A common stock that was granted by us to him, which option was subsequently exercised by Mr. Hahn on his own behalf and on behalf of Katten Muchin Zavis. As a result, Katten Muchin Zavis will own 91,665 shares of class A common stock upon the completion of this offering. Additionally, KMZ-DI Investors, an entity owned by partners in Katten Muchin Zavis and partners in Katten Muchin Zavis as individuals, including Mr. Hahn, collectively purchased for a total of $2,350,000, 2,350,000 shares of our series C preferred stock, which will convert into 391,666 shares of class A common stock upon the completion of this offering.

Michael Jordan, one of our directors, entered into a three year consulting agreement with us under which we agreed to use our best efforts to have Mr. Jordan elected to our Board of Directors, which occurred on March 13, 2000. Under the agreement, Mr. Jordan has agreed to be a co-chairman of our do right committee and to perform promotional activities for us. In connection with the consulting agreement, we issued Mr. Jordan an option to purchase 166,666 shares of our class A common stock at a purchase price of $6.00 per share under our stock incentive plan. The option was exercisable in full upon its grant, but vests as follows: 83,333 shares on the first anniversary of the grant date and 41,666 shares on each of the second and third anniversaries of the grant date, provided that Mr. Jordan continues to serve as a director and consultant on each of these anniversaries. Mr. Jordan exercised the option in full and purchased 166,666 shares of our class A common stock on March 10, 2000. We loaned Mr. Jordan $1,000,000 to pay the exercise price of the option. These shares are subject to restrictions on transfer and a right of repurchase by us at a price per share equal to the lower of the option exercise price and the fair market value per share of our class A common stock. These restrictions on transfers and repurchase rights expire based on the option vesting schedule. Effective upon the consummation of this offering, we will grant Mr. Jordan an option to purchase an additional 300,000 shares of class A common stock at the initial public offering price. This option will be exercisable in full upon its grant, but will vest as follows: 150,000 shares on the first anniversary of the grant date and 75,000 shares on each of the second and third anniversaries of the grant date.

Richard Kiphart, one of our directors, is a principal of William Blair & Company, one of the underwriters of this offering. William Blair is receiving a fee as placement agent for Skyscraper Ventures, L.P. in connection with its capital raising efforts. This fee will be equal to 1.75% of the total capital raised for the fund by William Blair.

Michael Leitner, one of our directors, is the Vice President, Corporate Development of 360networks, inc. We have agreed to sell to 360networks, inc., concurrent with our completion of this offering, for cash in a private placement, 2,000,000 shares of our class C convertible common stock at a price, of $1.00 per share and 2,000,000 shares of our class C convertible common stock at the initial public offering price, for a total purchase price of $30,000,000. Based on the midpoint of the estimated price range of this offering, $14.00, these shares will have a market value of $56,000,000 upon completion of this offering. On April 26, 2000, 360networks sold to us 93,545 shares of its subordinate voting shares at a price of $5.00 per share and 280,636

shares of its subordinate voting shares at a price of $13.23 per share, which represents the 360networks initial public offering price less underwriting discounts, for an aggregate purchase price of $4,180,539 on April 26, 2000. These shares had a market value of $5,238,534 upon completion of the 360networks' initial public offering. We expect to account for the difference between the estimated discount being received by 360networks and the discount received by us on our purchase of shares of 360networks, as a preferential distribution of approximately $22,942,000. We have also entered into a non-binding memorandum of understanding with 360networks that provides that 360networks will be a preferred supplier to us of bandwidth and switched data services to us and our associated companies in markets where 360networks has an established presence and provides the lowest industry rates. This memorandum of understanding requires 360networks to provide us with a 5% discount to the lowest comparable competitive rates, but does not, however, require us to purchase minimum amounts of these services. We cannot currently quantify the amount of bandwidth and switched data services, if any, that we and our associated companies will purchase from 360networks under this memorandum of understanding, in part because we have a commitment to purchase similar services from Level 3.

Mr. Leitner also serves as a Senior Director of Corporate Development of Microsoft. Microsoft purchased 25,000,000 shares of our series D preferred stock on January 19, 2000 for $25,000,000. On January 28, 2000, we entered into an Alliance Agreement with Microsoft, which was amended on March 29, 2000. Under this agreement, we have agreed to incorporate Microsoft products, technologies and services into our systems and the web application hosting services that we provide to our associated companies. In connection with this agreement, we are obligated to purchase approximately $15,300,000 of Microsoft software and services over the next four years. This agreement allows us and our associated companies to be preferred providers of outsourced Microsoft software solutions and allows Microsoft to be our preferred platform. In connection with the agreement, we have committed to use commercially reasonable efforts to encourage our associated companies to migrate to Microsoft software solutions, including expending $4,000,000 to promote these solutions. We have also agreed with Microsoft to create a digital feedback loop between us to create joint intelligence about the marketplace, Microsoft software, new product development and customer satisfaction. We have developed a joint board with Microsoft that will meet quarterly to evaluate the digital feedback loop and discuss cooperation in additional areas. Further, under this agreement, we have agreed to use commercially reasonable efforts to establish and staff an office in Seattle within 60 days after the completion of this offering and to develop a Seattle-based incubator habitat based on our current business model by May 2001, and committed to contribute at least $50,000,000 in capital for our Seattle operations for projects and acquisitions. We have agreed to sell to Microsoft, concurrent with our completion of this offering, for cash in a private placement, a number of shares of our class A common stock having an aggregate initial public offering value of $50,000,000.

Alex Smith, one of our directors, is the Vice-President of Dell Ventures. Dell Ventures is a Venture Capital division of Dell USA L.P. , a subsidiary of Dell Computer Corporation. Thomas J. Meredith, another of our directors, is the Senior Vice President and Chief Financial Officer of Dell Computer Corporation. Dell USA purchased 100,000,000 shares of our series D preferred stock on January 19, 2000 for $100,000,000. We have paid approximately $4,100,000 to Dell Computer Corporation, and additionally owe Dell approximately $1,300,000, for purchases of computers and servers through April 30, 2000. We expect similar purchases to continue as we grow.

Aleksander Szlam, one of our directors, is the Chairman and Chief Executive Officer of eShare Technologies, Inc. Brandango, one of our associated companies, has entered into a license agreement with eShare to use eShare's software programs and receive related support and maintenance services. Brandango has agreed to pay $1,700,000 for the license and support through March 1, 2001. Future payments for support and maintenance will be mutually agreed to by the parties.

James C. Tyree, one of our directors, is the Chairman and Chief Executive Officer of Mesirow Financial. An affiliate of Mesirow Financial has committed to invest $4,000,000 in Skyscraper Ventures, L.P.

On December 7, 1999, we entered into a Business Opportunities Agreement with CBW/SK divine Investments, Dell USA, First Chicago Equity Capital, Frontenac Mesirow Capital Partners VII, L.P. and

Microsoft, each of which purchased shares of our Series D or D-1 preferred stock in our Series D financing described above and each of which is entitled to at least one representative on our Board of Directors. Under this agreement, neither these stockholders nor their director representatives will have any obligation to us, our stockholders or any other party to present business opportunities to us before presenting them to other entities, other than opportunities that are presented to the directors solely in, and as a direct result of, their capacity as our directors.

Company Policy

We intend that any future transactions between us and our officers, directors and affiliates will be on terms no less favorable to us than can be obtained on an arm's length basis from unaffiliated third parties. Further, any of these transactions which we do not consider to be in the ordinary course of business will be approved by the conflicts committee or the acquisition committee of our Board of Directors. Each of the transactions described under "—Associated Company Transactions" was approved or ratified by our acquisition committee or conflicts committee. Members of our acquisition committee and conflicts committee recuse themselves from votes on matters in which they have an interest.

PRINCIPAL STOCKHOLDERS

The following table contains information regarding the beneficial ownership of our common stock as of April 30, 2000 and as adjusted to reflect this offering and the concurrent private placements, assuming the conversion into class A common stock of all of our outstanding preferred stock and class B convertible common stock, by:

- each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our class A common stock;
- each of our directors and executive officers;
- the nominee to our Board of Directors; and
- all of our directors and executive officers as a group.

Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares and percent of class beneficially owned by a person and the percentage ownership of that person include all shares of common stock subject to options held by that person, because all of our options are immediately exercisable in full. The percent of total voting power held by a person is based on the percent of each class of our common stock beneficially owned by that person. Where the percent of class or percent of total voting power is represented by an asterisk (*), the person owns less than 1% beneficial ownership interest. Unless we indicate otherwise, the address of each person who beneficially owns 5% or more of the outstanding shares of our class A common stock is c/o divine interVentures, inc., 4225 Naperville Road, Suite 400, Lisle, Illinois 60532.

| | | Percent of Class | |
| | Number of Shares of Class A Common Stock | Before the Offering and the Concurrent Private Placements | After the Offering and the Concurrent Private Placements |
Name of Beneficial Owner			
Executive Officers and Directors			
Andrew J. Filipowski(1)	7,784,163	8.4%	6.9%
Michael P. Cullinane(2)	1,024,998	1.1	*
Scott A. Hartkopf	408,333	*	*
Paul L. Humenansky	833,331	*	*
Larry S. Freedman(3)	322,915	*	*
Lynn S. Wilson	233,332	*	*
Robert Bernard	49,999	*	*
Michael J. Birck(4)	49,999	*	*
Peter C.B. Bynoe(5)	141,666	*	*
James E. Cowie(6)	2,545,831	2.7	2.3
Andrea Lee Cunningham	49,999	*	*
Thomas P. Danis(7)	191,665	*	*
Michael H. Forster	41,000	*	*
Arthur P. Frigo	774,999	*	*
Gian M. Fulgoni	233,332	*	*
George Garrick	66,665	*	*
Craig D. Goldman	83,332	*	*
Joseph D. Gutman	74,999	*	*
Arthur W. Hahn(8)	229,997	*	*
David D. Hiller(9)	41,666	*	*
Jeffrey D. Jacobs	216,665	*	*
Gregory K. Jones	49,999	*	*
Michael J. Jordan	166,666	*	*
Steven Neil Kaplan(10)	49,999	*	*
Richard P. Kiphart(11)	360,821	*	*
Sanjay Kumar(12)	4,208,332	4.5	3.7
Ronald D. Lachman	59,999	*	*

Name of Beneficial Owner	Number of Shares of Class A Common Stock	Percent of Class	
		Before the Offering and the Concurrent Private Placements	After the Offering and the Concurrent Private Placements
Executive Officers and Directors (cont'd)			
Eric C. Larson(13)	2,524,997	*	*
William A. Lederer(14)	99,999	*	*
Michael Leitner	66,665	*	*
Lawrence F. Levy	506,832	*	*
Thomas J. Meredith	—	—	—
Teresa L. Pahl	66,665	*	*
John Rau	216,665	*	*
Bruce V. Rauner(15)	358,331	*	*
Andre Rice(16)	99,995	*	*
Mohanbir S. Sawhney	49,999	*	*
Alex C. Smith	—	—	—
Tim J. Stojka	91,665	*	*
Aleksander Szlam(17)	216,665	*	*
Mark A. Tebbe	91,665	*	*
David M. Tolmie(9)	49,999	*	*
James C. Tyree(10)	49,999	*	*
William Wrigley, Jr.(18)	2,883,332	3.1	2.6
Robert Jay Zollars	108,332	*	*
Our executive officers and directors as a group (45 persons)(19)	27,768,207	29.9	24.7
Nominee for Director			
Harold F. (Bud) Enright, Jr.	—	—	—
Other 5% Stockholders			
Dell USA L.P.(20)	16,766,664	18.0	14.9
Microsoft Corporation(21)	7,738,095	4.5	6.9

(1) The shares of class A common stock include 33,333 shares held by Platinum Construction Corp., a corporation controlled by Mr. Filipowski.

(2) Excludes 38,333 shares of class A common stock held by trusts for the benefit of Mr. Freedman's children of which Mr. Cullinane is a trustee. Includes 4,160 shares of class A common stock held by trusts for the benefit of Mr. Freedman's relatives of which Mr. Cullinane is a trustee.

(3) The class A common stock held by Mr. Freedman includes 66,666 shares held by Marsh Flower Investments I, a partnership controlled by Mr. Freedman.

(4) Includes 8,333 shares of class A common stock issuable upon exercise of currently exercisable stock options.

(5) Includes 100,000 shares of class A common stock held by R&W Venture Fund and 41,666 shares of class A common stock issuable upon exercise of currently exercisable stock options.

(6) Includes 2,376,785 shares of class A common stock held by Frontenac VII Limited Partnership and 119,047 shares of class A common stock held by Frontenac VII Masters Limited Partnership.

(7) Includes 83,333 shares of class A common stock held by SINAD II, a partnership controlled by Mr. Danis and his two brothers.

(8) Includes 91,665 shares of class A common stock held by Katten Muchin Zavis and 53,333 shares of class B convertible common stock held in a trust for the benefit of Mr. Filipowski's children, of which Mr. Hahn is the trustee.

(9) Includes 41,666 shares of class A common stock issuable upon exercise of currently exercisable stock options.

(10) Includes 49,999 shares of class A common stock issuable upon exercise of currently exercisable stock options.

(11) Includes 75,757 shares of class A common stock held by WB Internet Fund 2000, LLC and 90,909 shares of class A common stock held by WB Internet Fund 2000, QP, LLC. Mr. Kiphart is affiliated with both of these entities.

(12) Includes 4,166,666 shares of class A common stock held by CBW/SK divine investments, a general partnership of which Mr. Kumar is a general partner.

(13) Includes 49,999 shares of class A common stock issuable upon exercise of currently exercisable stock options, 2,103,749 shares of class A common stock held by First Chicago Investment Corporation and 371,249 shares of class A common stock held by Cross Creek Partners X, LLC. Mr. Larson is affiliated with both of these entities.

(14) Includes 50,000 shares of class A common stock held by Minotaur Partners, a partnership controlled by Mr. Lederer.

(15) Includes 216,666 shares of class A common stock held by GTCR Investment Partners, LLC.

(16) Includes 33,333 shares of class A common stock held by Rice Group, Ltd., a company controlled by Mr. Rice, 9,997 shares held in trusts for which Mr. Rice has the power to direct the voting and investment and 8,333 shares of class A common stock held by Mr. Rice's spouse.

(17) Includes 166,666 shares of class A common stock held by Szlam Partners, L.P., a partnership controlled by Mr. Szlam.

(18) Includes 2,833,333 shares of class A common stock held in a trust for the benefit of Mr. Wrigley.

(19) Includes 383,331 shares of class A common stock issuable upon exercise of currently exercisable stock options.

(20) The address of Dell USA L.P. is 1 Dell Way, Round Rock, TX 78682. Includes 89,998 shares of class A common stock issuable upon exercise of currently exercisable stock options.

(21) Includes 3,571,429 shares of class A common stock to be purchased by Microsoft in a private placement concurrent with this offering. However, the percent of class before the offering and the concurrent private placements does not reflect the 3,571,429 shares of class A common stock to be purchased by Microsoft in a concurrent private placement. The address of Microsoft is One Microsoft Way, Building 8, Redmond, WA 98052.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock. It also summarizes material provisions of our Certificate of Incorporation, as it will be amended and restated by our Third Amended and Restated Certificate of Incorporation, and our bylaws, as amended and restated. We will file our Third Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware before the completion of this offering. We have filed a form of our Third Amended and Restated Certificate of Incorporation and a copy of our Amended and Restated By-laws as exhibits to the registration statement of which this prospectus is a part. See ''Where You Can Find More Information.''

Our certificate of incorporation authorizes us to issue 2,650,000,000 shares of capital stock, of which 2,500,000,000 shares are designated class A common stock, $0.001 par value per share, 100,000,000 shares are designated class C convertible common stock, $0.001 par value per share, and 50,000,000 shares are designated preferred stock, $0.001 par value per share. The class C convertible common stock are convertible into class A common stock. Upon completion of this offering, we will have no outstanding shares of our preferred stock. Of our authorized class A common stock and class C convertible common stock, upon completion of this offering and the concurrent offerings:

- 112,590,365 shares of our class A common stock will be issued and outstanding;

- 16,740,896 shares of our non-voting convertible class C convertible common stock will be issued and outstanding;

- 974,852 shares of our class A common stock will be reserved for issuance upon exercise of currently outstanding options under our 1999 Stock Incentive Plan;

- 3,695,656 shares of our class A common stock will be reserved for future awards under our 1999 Stock Incentive Plan; and

- 4,166,666 shares of our class A common stock will be reserved for issuance under our 2000 Employee Stock Purchase Plan.

Additionally, the number of shares reserved for grant under our stock incentive plan automatically increases on January 1 of each year, beginning on January 1, 2001, by a number of shares of class A common stock equal to the lesser of (1) 10% of the total number of shares of our class A common stock then outstanding, assuming for that purpose the conversion into class A common stock of all then outstanding convertible securities, or (2) 50,000,000 shares.

Common Stock

We have two classes of common stock: class A common stock and class C convertible common stock. Except as set forth below, our class A common stock and class C convertible common stock have identical rights.

Voting

Holders of our class A common stock are entitled to one vote per share. Holders of our class C convertible common stock are not entitled to any voting rights. All actions submitted to a vote of stockholders will be voted on by holders of class A common stock voting together as a single class, except as discussed below or provided by law.

Conversion

Our class A common stock has no conversion rights. Holders of our class C convertible common stock may convert their class C convertible common stock into our class A common stock, in whole or in part, at any

time and from time to time. Under the terms of the agreements by which the class C convertible common stock is to be issued, a holder of shares of class C convertible common stock immediately following this offering may not convert these shares into shares of class A common stock until termination or expiration of any waiting periods that may apply under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. These waiting periods typically expire 30 days after the filing of complete applications with the Department of Justice and the Federal Trade Commission. We and the parties that have agreed to purchase our class C common stock have agreed to make any required filings under this Act as soon as practicable after the dates of the purchase agreements providing for the purchase of the class C common stock in the concurrent private placements. To date these filings have only been made with respect to Compaq, and, in that case, the waiting period has expired.

Dividends

Holders of class A common stock and class C convertible common stock are entitled to receive cash dividends equally on a per share basis if and when the dividends are declared by our Board of Directors from legally available funds. We will only be able to pay a dividend on our common stock when all accrued and unpaid dividends on our preferred stock have been paid or declared and set apart for payment. In the case of any dividend paid in common stock, holders of class A common stock are entitled to receive the same percentage dividend payable in shares of class A common stock that the holders of class C convertible common stock receive payable in shares of class C convertible common stock.

Liquidation

After satisfaction of the liquidation preferences of all securities ranking senior to the class A common stock and class C convertible common stock, the holders of class A common stock and class C convertible common stock will share with each other on an equal basis as a single class in any net assets available for distribution to holders of shares of common stock upon liquidation.

Other Terms

We will not be able to reclassify, subdivide or combine shares of one class of common stock without at the same time proportionately reclassifying, subdividing or combining shares of the other class of common stock.

In any merger, consolidation or business combination, the consideration to be received per share by holders of either class A common stock or class C convertible common stock must be identical to that received by holders of the other class of common stock, except that in any transaction in which shares of capital stock are distributed, the shares may differ as to voting rights only to the extent that voting rights currently differ between the class A common stock and class C convertible common stock.

The rights, preferences and privileges of holders of class A common stock and class C convertible common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Holders of class A common stock and class C convertible common stock have no preemptive, subscription, redemption or conversion rights, except as described above. The outstanding shares of class A common stock and class C convertible common stock are, and the shares of class A common stock and class C convertible common stock offered by us in this offering and the concurrent private placements will be, when issued and paid for, fully paid and nonassessable.

Preferred Stock

Under the terms of our certificate of incorporation, our Board of Directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. The Board of Directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances, providing desirable flexibility in connection with possible acquisitions and other corporate purposes. Our issuance of preferred

stock could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Section 203 of Delaware General Corporate Law

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by our Board of Directors and/or our stockholders in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

Classified Board of Directors

Our certificate of incorporation and bylaws provide for the division of our Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Directors may only be removed for cause by the holders of at least 66⅔% of the voting power of our outstanding capital stock. Any vacancy on the Board of Directors, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitation on filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. In addition, our classified Board of Directors could delay attempts by stockholders who do not approve of our policies or procedures to elect a majority of our Board of Directors.

No Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that our stockholders may not take action by written consent instead of a meeting. Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and that special meetings of our stockholders may only be called by our Chairman of the Board of Directors or President or a majority of our Board of Directors. In order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would only be able to take action as a stockholder, such as electing new directors or approving a merger, at a duly called stockholders' meeting and not by written consent.

Waiver of Business Opportunities

A pending amendment to the Delaware General Corporation Law, which will likely become effective on July 1, 2000, clarifies that a corporation has the power to waive in advance, in its certificate of incorporation or by action of its board of directors, the corporation's interest or expectations in business opportunities or classes or categories of business opportunities, as those opportunities may be defined by the corporation. These classes or categories of opportunities could be defined in many different ways, including by type of business, by who originated the business opportunity, by who has the interest in the business opportunity, by the period of time, or by geographical location. Our Board of Directors may consider and take actions as permitted by this new statutory provision.

Transfer Agent and Registrar

The transfer agent and registrar for the class A common stock is Computershare Investor Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

When we complete the offering, we will have 112,590,365 outstanding shares of class A common stock and 16,740,896 outstanding shares of class C convertible common stock, convertible into an equal number of shares of our class A common stock. The 14,285,000 shares of our class A common stock sold in this offering will be freely transferable, unless they are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act; and subject, in the case of up to 3,000,000 shares reserved for sale in this offering to employees, directors, vendors, service providers, customers and other persons who have business or other relationships with us, our officers or directors or our associated companies, to 60-day lock-up agreements described below. The remaining total of 115,046,261 outstanding shares of our common stock will be restricted, which means they were originally issued in offerings, or upon conversion of convertible preferred stock issued in offerings, that were not subject to a registration statement filed with the SEC. These 115,046,261 restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, including the exemption provided by Rule 144, and all of these restricted shares will be subject to the 180-day lock-up agreements described below.

In addition, upon completion of this offering, options to purchase 974,852 shares of class A common stock will be issued and outstanding, all of which will be exercisable in full.

Lock-Up Agreements

Our directors and executive officers and holders of substantially all of our outstanding stock have agreed with the underwriters that, for a period of 180 days, they will not, without the prior written consent of FleetBoston Robertson Stephens Inc., which uses the brand name Robertson Stephens, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock other than shares purchased by them in the open market or under our 2000 employee stock purchase program. Those entities that have agreed to purchase shares in the concurrent private placements have agreed with us under the terms of their respective purchase agreements that they will not, directly or indirectly, sell, offer to sell, contract to sell, assign, transfer or otherwise dispose of, or engage in any other transaction that reduces the risk of ownership of, the shares purchased in the concurrent private placements for a period of 12 months after the date of the completion of the concurrent private placements. As a result of these contractual restrictions, the shares subject to these lock-up agreements cannot be sold until the agreements expire or unless prior written consent is received from Robertson Stephens, even if they are earlier eligible for sale under Rule 144, 144(k) or 701 of the Securities Act discussed below. Any early waiver of the lock-up agreements by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us. Robertson Stephens may release all or a portion of the shares subject to these lock-up agreements at any time without notice. The underwriters have reserved for sale, at the initial public offering price, up to 3,000,000 shares of class A common stock for employees, directors, vendors, service providers, customers and other persons who have business or other relationships with us, our officers and directors or our associated companies who have expressed an interest in purchasing class A common stock in the offering. To purchase reserved shares, those persons will be required to agree that, for a period of 60 days after the date of this prospectus, they will not, without the prior written consent of Robertson Stephens, offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock. See "Underwriting."

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, including a person who may be deemed our affiliate, who has beneficially owned

restricted shares of class A common stock for at least one year (including any period in which the person owned securities convertible into these shares), would be entitled to sell publicly within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares of our class A common stock then outstanding, which will equal approximately 1,259,000 shares immediately after this offering; or
- the average weekly trading volume of our class A common stock on the Nasdaq National Market during the four calendar weeks before the filing of a notice on Form 144 relating to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. From September 2000 through June 2001, 103,393,494 restricted shares of our class A common stock, including the 16,740,896 shares of our class A common stock issuable upon conversion of our class C convertible common stock, will become eligible for sale pursuant to Rule 144, subject to these volume and manner of sale limitations and the lock-up agreements described above. These shares exclude the shares which will be eligible for sale under Rule 701 under the Securities Act, as described below. We are unable to estimate accurately the number of restricted shares that will actually be sold under Rule 144 because this will depend in part on the market price of our common stock, the personal circumstances of the sellers and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, including the holding period of any prior owner other than an affiliate, would be entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Beginning 90 days after the date of this prospectus, 5,489,946 shares of our common stock sold by us in August 1999, and 6,162,821 shares of our class A common stock issued under our 1999 stock incentive plan, upon exercise of options or otherwise, before the effective date of the registration statement of which this prospectus is a part, will be eligible for sale in the public market through Rule 701 under the Securities Act, subject to the underwriters' lock-up agreements discussed above and, in the case of our affiliates, to the volume and manner of sale limitations of Rule 144. Rule 701 covers shares issued before an initial public offering under compensatory benefit plans and contracts. In general, Rule 701 permits resales of these shares beginning 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act in reliance upon Rule 144, but without compliance with the holding period requirements and, in the case of non-affiliates of the issuer, the other restrictions contained in Rule 144. The 6,162,821 shares issued under our stock incentive plan are also subject to restrictions on transfer under restricted stock agreements. These shares generally vest and become eligible for public resale in four equal annual installments from the option grant date in the case of shares issued upon exercise of options granted to employees and generally vest and become eligible for public resale on the first anniversary of the award date in the case of restricted stock issued to employees and shares issued upon exercise of options granted to non-employee directors.

Summary of Shares Eligible for Future Sale

The following table schedules the number of our shares, giving effect to this offering and the concurrent private placements, that will be freely tradable at the times shown, subject to the volume and manner of sale restrictions of Rule 144 and subject in the case of 6,162,821 shares to restrictions on transfer imposed by restricted stock agreements under our stock incentive plan. The table only reflects shares that are currently issued and outstanding and does not reflect shares which we may issue in the future, including under our 2000 employee stock purchase plan or upon exercise of existing or new options. Although our stockholders have agreed to restrictions on the resale of their shares under the lock-up agreements described above, the

underwriters of this offering may release the restrictions on these shares, in whole or in part, at any time. We have, therefore, shown below the cumulative number of shares that would be freely tradeable at various times assuming that (1) the underwriters release all of the shares from the restrictions on resale and (2) that the underwriters do not release any shares from the restrictions on resale:

Date	Cumulative Number of Shares Freely Tradeable	
	Assuming Underwriters Waive Lock-Ups	Assuming Underwriters Do not Waive Lock-Ups
Date of this prospectus	14,285,000	11,285,000
90 days after the date of this prospectus	31,875,953	14,285,000
180 days after the date of this prospectus	67,661,421	67,661,421
270 days after the date of this prospectus	107,213,342	107,213,342
One year after the date of this prospectus	129,331,261	129,331,261

Restrictions on Sales of Securities

Under a stockholders agreement, Mr. Filipowski has agreed that, for a period of one year from the consummation of this offering, he will not sell more than 10% of the capital stock that he owns, other than to family members, family trusts, family-owned corporations or partnerships or his estate, without first giving notice to stockholders who acquired class A common stock upon the conversion of our series D and D-1 preferred stock in connection with the completion of this offering and giving such parties the right to participate pro rata in the sale. The purchasers of our Series D and D-1 preferred stock include CBW/SK divine Investments, Dell, First Chicago Equity Capital, Frontenac and Microsoft.

Registration Rights

At any time after six months following the consummation of this offering, the purchasers of our series D and D-1 preferred stock, who will hold a total of 32,833,325 shares of our class A common stock after this offering, will be entitled to demand registration rights, allowing them to require us to file a registration statement covering all or part of their shares for registration under the Securities Act, subject to limitations. We are required to pay the expenses of no more than two demand registrations on Form S-1 and unlimited demand registrations on Form S-3 for these holders. In addition, at any time after 12 months following the consummation of this offering, the purchaser of our series E preferred stock, CMGI, which will hold a total of 4,769,649 shares of our class A common stock will be entitled to unlimited demand registrations on Form S-3 for which we will be required to pay the expenses. In the event that a registration statement filed pursuant to these demand registration rights is an underwritten offering and the managing underwriter advises us that the number of shares to be included in the offering exceeds the number of shares which can be sold in an orderly manner, we will include shares in the offering as follows: first, shares of stockholders requesting the demand registration and other shares with equivalent rights, on a pro rata basis, and second, other securities requested to be included. These holders have agreed not to sell their shares or exercise any demand registration rights through the period ending 180 days after the date of this prospectus. None of the entities that have agreed to purchase shares in the concurrent private placements have registration rights for those shares other than CMGI.

In addition, after the completion of this offering, the holders of a total of 86,402,784 shares of our class A common stock, including 37,602,974 shares as to which holders are entitled to demand registration rights as discussed above, will be entitled to request us to register their shares under the Securities Act for resale to the public in the event that we propose to register our class A common stock for ourselves or upon demand of other stockholders. These rights, commonly referred to as piggyback registration rights, are subject to limitations, including the right of the underwriters to limit the number of shares included in such registration. The holders of shares having piggyback rights are entitled to receive notice of the registration and are entitled to include their shares in the registration. These holders have agreed not to sell their shares or exercise any demand registration rights for the period ending 180 days after the date of this prospectus.

These piggyback registration rights are subject to limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration. If the number of shares is so limited, we will include shares with piggyback registration rights in the registration statement in accordance with their priority level. If the registration is not an underwritten demand registration under an agreement with us, first shares of class A common stock that we propose to sell will be included in the registration, and, second, shares of our class A common stock issued upon conversion of our series D and D-1 and series E preferred stock will be included. If the registration is an underwritten demand registration under an agreement with us, first, the shares for whom the registration has been requested and shares of class A common stock issued upon conversion of our series D and D-1 and series E preferred stock and other shares with equivalent rights will be included in the registration, and, second, shares of class A common stock that we propose to sell will be included. In either case, third, shares of our class A common stock issued upon conversion of our series C senior preferred stock, series B preferred stock and series A preferred stock will be included in the registration, pro rata, on the basis of shares which are owned by such security holders and requested to be included. Finally, shares of our class A common stock which were sold by us in August 1999, or which were issued upon conversion of class B convertible common stock sold in August 1999, will be included in the registration, but only if all other shares with piggyback registration rights requested to be included are permitted to be included.

We are generally required to bear all of the expenses of all these registrations, except underwriting discounts, selling commissions, applicable transfer taxes and fees of counsel retained by any stockholder. If we register shares of class A common stock held by security holders with registration rights, those holders would be able to publicly sell those shares immediately upon effectiveness of the registration statement and as long as the registration statement remains effective.

Registration Statements on Form S-8

Immediately after the effective time of the registration statement of which this prospectus is a part, we intend to file a registration statement on Form S-8 under the Securities Act to register:

- 974,852 shares of class A common stock issuable upon exercise of outstanding options under our 1999 stock incentive plan;

- 3,695,656 shares of class A common stock reserved for future grants under our 1999 stock incentive plan; and

- 4,166,666 shares of class A common stock issuable under our 2000 employee stock purchase plan.

We expect this registration statement to become effective upon filing with the SEC. Shares covered by these registration statements will be freely tradeable, subject to exercise of options and vesting provisions and, in the case of affiliates only, to the restrictions of Rule 144, other than the holding period requirement. Shares issuable under our 1999 stock incentive plan will also be subject to the underwriter's lock-up agreements described above.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated   , we have agreed to sell to the underwriters named below, for whom FleetBoston Robertson Stephens Inc., which uses the brand name Robertson Stephens as shown on the cover of this prospectus, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, William Blair & Company, L.L.C. and DLJ*direct* Inc. are acting as representatives, the number of shares of class A common stock set forth opposite each name below:

Underwriters	Number of Shares
FleetBoston Robertson Stephens Inc.	
Donaldson, Lufkin & Jenrette Securities Corporation	
Bear, Stearns & Co. Inc.	
William Blair & Company, L.L.C.	
DLJ*direct* Inc.	
Total	14,285,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of class A common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of class A common stock may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,142,750 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of class A common stock.

The underwriters propose to offer the shares of class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

Expenses

Underwriting compensation will consist of the underwriting discount and reimbursement of expenses described below. The underwriting discount consists of the difference between the amount paid by the underwriters to purchase the shares of class A common stock from us and the offering price of the shares to the public. The underwriting discount is expected to represent approximately 7% of the public offering price per share of class A common stock. The following table summarizes the underwriting discount and estimated expenses we will pay.

	Per Share		Total	
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us . . .	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which any underwriter exercises discretionary authority to exceed 5% of the shares of class A common stock being offered.

Purchases of Our Common Stock By Affiliates of Underwriters

From September through December 1999, Peter Pond, Brian Webber, Chad Schultz and Chris Baldwin, affiliates of Donaldson, Lufkin & Jenrette Securities Corporation and DLJ*direct* Inc., purchased a total of 425,000 shares of our series C preferred stock, which will convert into 70,832 shares of our class A common stock in connection with this offering; Leonard S. Gruenberg, an employee of Bear, Stearns & Co. Inc. purchased 250,000 shares of our series C preferred stock, which will convert into 41,666 shares of our class A common stock in connection with this offering; and Richard Kiphart, an employee of William Blair & Company, L.L.C., and an entity affiliated with William Blair & Company, L.L.C. purchased a total of 2,000,000 shares of our series C preferred stock, which will convert into 360,821 shares of our class A common stock in connection with this offering. Each of these purchases was made on the same terms and conditions as the other investors in the private placement, including price per share. Each share of series C preferred stock will automatically convert into one-sixth of a share of class A common stock upon the closing of this offering. Mr. Kiphart also owns 49,999 and 114,940 shares of class A common stock which he acquired upon the exercise of options.

In addition, concurrent with the closing of this offering, BancBoston Capital, Inc. will purchase at the initial public offering price a number of shares of our class C convertible common stock having an aggregate initial public offering value of $25,000,000. BancBoston and Robertson Stephens, a representative of the underwriters, are both subsidiaries of the Fleet Financial Group Inc. and are affiliated for purposes of the National Association of Securities Dealers' Rules of Conduct. As a result, the NASD will deem the shares to be purchased by BancBoston to be compensation of the underwriters in connection with this offering. BancBoston has agreed that it will not purchase a number of shares that will cause the compensation received by the underwriters in connection with this offering to be deemed unfair and unreasonable, as those terms are defined by the NASD. Under NASD Rule 2710(c)(6)(xi), underwriter compensation will be automatically deemed unfair and unreasonable if the underwriters and their affiliates, collectively, are found to have received a number of shares equal to or greater than 10% of the number of shares listed for sale on the cover page of this prospectus. For purposes of this analysis, this maximum number will include all sales, transfers and assignments to, or pledges or hypothecations by, the underwriters and their affiliates, of shares of our class A common stock or securities convertible into shares of our class A common stock, during a period beginning six months prior to the initial filing of this registration statement and ending six months following the conclusion of this offering. As a result of these limitations, we currently expect that BancBoston will purchase 955,181 shares of our class C convertible common stock.

The shares of our series C preferred stock beneficially owned by the affiliates of Donaldson, Lufkin and Jenrette Securities Corporation and DLJ*direct* Inc., by the employee of Bear, Stearns & Co. Inc. and by the employee and affiliates of William Blair & Company, L.L.C.; and the shares of our class C convertible common stock to be purchased by BancBoston Capital, Inc., have been deemed by the NASD, to be underwriting compensation and will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this offering, except as otherwise permitted by the National Association of Securities Dealers, Inc. Conduct Rule 2710(c)(7)(A). The following table summarizes each type of

compensation and expense considered by the NASD to be underwriting compensation for purposes of the NASD's Rules of Fair Practice. In calculating these amounts, the NASD has assumed an initial public offering price of $15.00 per share, the high point of the price range listed on the cover page of this prospectus:

Item	Underwriting Compensation Value Upon Completion of this Offering without Over-allotment	Underwriting Compensation Value Upon Completion of this Offering with Over-allotment
70,832 shares of our class A common stock held by four affiliates of Donaldson, Lufkin and Jenrette Securities Corporation and DLJ*direct* Inc. (1)	$ 637,488	$ 637,488
41,665 shares of our class A common stock held by an affiliate of Bear, Stearns & Co. Inc. (1)	374,985	374,985
360,822 shares of our class A common stock held by affiliates of William Blair & Company, L.L.C. (1)	3,247,398	3,247,398
Legal fees payable by us in connection with NASD matters	9,500	9,500
Underwriters' 7% commission	14,999,250	17,249,138
955,181 shares of our class C convertible common stock to be purchased by an affiliate of Robertson Stephens (2)	—	—
Total	$19,268,621	$21,518,509

(1) Includes shares issuable upon conversion of our series C convertible preferred stock purchased by the party or parties.

(2) Included solely for purposes of NASD Rule 2710(c)(6)(xi) described above.

Lock-up Agreements

We and each of our executive officers and directors and holders of substantially all of our outstanding stock have agreed not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock other than shares purchased by them in the open market or under our 2000 employee stock purchase plan, without the prior written consent of Robertson Stephens for a period of 180 days after the date on which our class A common stock begins trading on the Nasdaq National Market, except that we may effect, (1) issuances of common stock (a) in the concurrent private placements (b) upon the conversion of our class C convertible common stock, (c) upon the exercise of employee stock options outstanding on the date of this prospectus, (d) under our stock incentive plan in effect on the date of this prospectus, (e) under our employee stock purchase plan in effect on the date of this prospectus and (f) in acquisitions and strategic transactions, provided that the parties receiving shares in these acquisitions and strategic transactions agree to be bound by the restrictions described above for the remainder of the 180-day lock-up period, and (2) the filing of a Form S-8 registration statement covering shares up to 15,000,000 shares issued or issuable under our stock incentive plan and employee stock purchase plan. The entities that have agreed to purchase shares in the concurrent private placements have agreed with us under the terms of their respective purchase agreements that they will not, directly or indirectly, sell, offer to sell, contract to sell, assign, transfer or otherwise dispose of, or engage in any other transaction that reduces the risk of ownership of, the shares purchased in the concurrent private placements for a period of 12 months after the date of the completion of the concurrent private placements.

Electronic Prospectus Distribution

A prospectus in electronic format will be made available on the web site maintained by DLJ*direct* Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a representative of the underwriters. Electronic prospectuses may also be made available on the web sites maintained by one or more of the other underwriters participating in this offering.

The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. DLJ*direct* is an online investment bank that will receive an allocation of shares of common stock in its capacity as an underwriter.

Other than the prospectus in electronic format, the information contained on any underwriter's web site and any information contained on any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

Indemnification

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

Listing

Our class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "DVIN."

Public Offering Price

Prior to this offering, there has been no public market for our class A common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price will include:

- the information set forth in this prospectus and otherwise available to the representatives;
- the history of, and the prospects for, us and the industry in which we compete;
- an assessment of our management;
- the prospects for, and the timing of, our future earnings;
- the present state of our development and our current financial condition;
- the general condition of the securities markets at the time of this offering;
- the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and
- market conditions for initial public offerings.

Stabilization

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

- Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.
- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- Syndicate covering transactions involve purchases of the class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the class A common stock originally sold by that syndicate member is purchased in a stabilizing transaction or in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the class A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to 3,000,000 shares of the class A common stock for employees, directors, vendors, service providers, customers and other persons who have business or other relationships with us, our officers or directors or our associated companies who have expressed an interest in purchasing class A common stock in the offering. To purchase reserved shares, those persons will be required to agree that, for a period of 60 days after the date of this prospectus, they will not, without the prior written consent of Robertson Stephens, offer, pledge, sell, contract to sell, sell any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any reserved shares, or any securities convertible into or exercisable or exchangeable for reserved shares or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any reserved shares. The number of shares available for sale to the general public in this offering will be reduced to the extent those persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authority in each province where trades of class A common stock are effected. Accordingly, any resale of the class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the class A common stock.

Representations of Purchasers

Each purchaser of class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that the purchaser is entitled under applicable provincial securities law to purchase the class A common stock without the benefit of a prospectus qualified under the securities laws; where required by law, that such purchaser is purchasing as principal and not as agent; and the purchaser has reviewed the text above under ''Resale Restrictions.''

Rights of Action (Ontario Purchasers)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canada courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

A purchaser of class A common stock to whom the *Securities Act* (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sales of any class A common stock acquired by the purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of class A common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

Canadian purchasers of class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the class A common stock in their particular circumstances and with respect to the eligibility of the class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Katten Muchin Zavis, Chicago, Illinois, will pass upon the validity of the class A common stock offered in this offering for us. Arthur W. Hahn, a partner in Katten Muchin Zavis is one of our directors. Mr. Hahn and several other partners of Katten Muchin Zavis have purchased a total of 2,350,000 shares of our series C preferred stock, which will convert into 391,666 shares of our class A common stock upon completion of this offering. Based on the mid-point of the estimated price range, $14.00, these shares will have a market price of $5,483,324 upon completion of this offering. In addition, as consideration for legal services, we issued to Katten Muchin Zavis 400,000 shares of our series C preferred stock, which will convert into 66,666 shares of our class A common stock in connection with the completion of this offering. Further, Mr. Hahn transferred to Katten Muchin Zavis 20,833 of the shares of our class A common stock initially issued by us to him for $0.006 per share in his capacity as a director and a 50% beneficial interest in the option to purchase 8,333 shares of our class A common stock with an exercise price of $4.50 per share that was granted by us to him, which option was subsequently exercised by Mr. Hahn on his own behalf and on behalf of Katten Muchin Zavis. As a result, Katten Muchin Zavis will own 91,665 shares of our class A common stock upon completion of this offering. Based on the mid-point of the estimated price range for this offering, $14.00, these 91,665 shares will have a market price of $1,283,310 upon completion of this offering. Mr. Hahn has also agreed to transfer to Katten Muchin Zavis 50% of the net proceeds associated with options granted by us to him in the future. Shearman & Sterling, New York, New York, will pass upon selected legal matters in connection with this offering for the underwriters.

EXPERTS

The consolidated financial statements of divine interVentures, inc. as of December 31, 1999 and for the period from May 7, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of mindwrap, inc. as of March 31, 1998 and 1999, and November 19, 1999 and for the years ended March 31, 1998 and 1999 and the period from April 1, 1999 through November 19, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of BeautyJungle.com, Inc. as of December 31, 1999 and for the period from May 11, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of bid4real.com, inc. as of December 31, 1999 and for the period from December 13, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of Bid4Real.com LLC as of December 31, 1999 and for the period from July 15, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of BidBuyBuild, Inc. as of December 31, 1999 and for the period from November 9, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration

statement in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The consolidated financial statements of closerlook, inc. as of December 31, 1998 and 1999 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of eFiltration.com, Inc. as of December 31, 1999 and for the period from September 7, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The balance sheet of i-Fulfillment, Inc. as of June 30, 1999, and the related statements of operations, stockholders' (deficit) equity and cash flows for the period from October 6, 1998 (inception) through June 30, 1999, included in this S-1 Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The financial statements of iGive.com, inc. as of December 31, 1998 and 1999 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of iSalvage.com, Inc. as of December 31, 1999 and for the period from July 20, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of i-Street, Inc. as of December 31, 1998 and September 30, 1999 and for the period from September 15, 1998 (date of inception) through December 31, 1998 and for the nine months ended September 30, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of LiveOnTheNet.com, Inc. as of January 3, 1998 and January 2, 1999 and for the years then ended included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The financial statements of Martin Partners, L.L.C. as of December 31, 1998 and 1999 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of Mercantec, Inc. as of December 31, 1998 and 1999 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of The Oilspot.com LLC as of December 31, 1999 and for the period from October 21, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of OpinionWare.com, Inc. as of September 30, 1999 and for the period from April 1, 1999 (date of inception) through September 30, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of Outtask.com Inc. as of September 30, 1999 and for the period from April 6, 1999 (date of inception) through September 30, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of Perceptual Robotics, Inc. as of December 31, 1998 and 1999 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of PocketCard Inc. as of December 31, 1998 and September 30, 1999 and for the period from September 3, 1998 (date of inception) through December 31, 1998 and for the nine months ended September 30, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of ViaChange.com, Inc. as of December 31, 1999 and for the period from June 28, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of Web Design Group, Inc. as of December 31, 1998 and 1999 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Westbound Consulting, Inc. as of December 31, 1998 and 1999 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of Whiplash, Inc. as of December 31, 1997 and 1998 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

The financial statements of Xippix, Inc. as of December 31, 1999 and for the period from April 14, 1999 (date of inception) through December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC in connection with this offering. This prospectus is part of the registration statement and does not contain all of the information contained in the registration statement and all of the exhibits filed with the registration statement. For further information about us and our class A common stock, please see the registration statement and the exhibits filed with the registration statement. Summaries in this prospectus of the contents of any agreement or other document filed as an exhibit to this registration statement are not necessarily complete. In each instance, please refer to the copy of the agreement or other document filed as an exhibit to the registration statement.

After we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any document we file with the SEC, including the registration statement and the exhibits filed with the registration statement, without charge, at the following SEC public reference rooms:

450 Fifth Street, N.W.	Seven World Trade Center	Citicorp Center
Judiciary Plaza	Suite 1300	500 West Madison Street
Room 1024	New York, New York 10048	Suite 1400
Washington, D.C. 20549		Chicago, Illinois 60661

You may copy all or any part of our SEC filings from these offices upon payment of the fees charged by the SEC. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are available from the SEC's web site at *http://www.sec.gov,* which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
divine interVentures, inc.:

We have audited the accompanying consolidated balance sheet of divine interVentures, inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from May 7, 1999 (inception) through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of divine interVentures, inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the period from May 7, 1999 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
February 14, 2000, except as
    to Note 16, which is as
    of June 1, 2000

DIVINE INTERVENTURES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 1999	(Unaudited) March 31, 2000	(Unaudited) Pro Forma March 31, 2000
Assets			
Current assets:			
Cash and cash equivalents	$162,840,846	$ 211,911,423	
Restricted cash	—	1,500,000	
Accounts receivable, less allowance for doubtful accounts of $586,511 and $263,935	2,628,718	5,556,325	
Available-for-sale securities	—	17,297,535	
Notes receivable	4,075,000	115,099	
Prepaid expenses and other current assets	1,391,100	6,097,027	
Total current assets	170,935,664	242,477,409	
Property and equipment, net of accumulated depreciation	3,926,816	23,858,489	
Goodwill and other intangible assets, net of accumulated amortization of $594,992 and $4,009,710	17,839,757	40,359,186	
Ownership interests in associated companies	44,455,409	177,549,521	
Deferred offering costs	1,612,500	2,032,568	
Other noncurrent assets	101,894	983,064	
Total assets	$238,872,040	$ 487,260,237	
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$ 3,523,756	$ 6,116,748	
Accrued expenses and other current liabilities	6,096,355	6,718,903	
Notes payable to associated companies	22,500,000	38,660,949	
Deferred revenue	536,217	631,761	
Total current liabilities	32,656,328	52,128,361	
Long-term debt	—	810,552	
Other noncurrent liabilities	281,118	4,862,320	
Minority interest	700,430	20,690,867	
Redeemable preferred stock:			
Series D senior participating convertible redeemable preferred stock, $.001 par value; 197,000,000 shares authorized; 0, 191,980,300 and 0 shares issued and outstanding (liquidation preference of $195,051,985)	—	195,051,985	—
Series D-1 senior participating convertible redeemable preferred stock, $.001 par value; 15,000,000 shares authorized; 0, 5,019,700 and 0 shares issued and outstanding (liquidation preference of $5,100,015)	—	5,100,015	—
Series E senior participating convertible redeemable preferred stock, $.001 par value; 20,000,000 shares authorized; 0, 18,284,327 and 0 shares issued and outstanding (liquidation preference of $18,356,462)	—	18,356,462	—
Stockholders' equity:			
Series F senior convertible preferred stock, $.001 par value; 13,000,000 shares authorized; 0, 13,000,000 and 0 shares issued and 0, 11,500,000 and 0 shares outstanding	—	11,500	—
Series C senior convertible preferred stock, $.001 par value; 200,000,000 shares authorized; 190,062,125, 190,062,125, and 0 shares issued and outstanding	190,062	190,062	—
Series B-1 junior convertible preferred stock, $.001 par value; 25,000,000 shares authorized; 2,712,000, 2,712,000 and 0 shares issued and outstanding	2,712	2,712	—
Series B-2 junior convertible preferred stock, $.001 par value; 21,000,000 shares authorized; 20,100,000, 20,100,000, and 0 shares issued and outstanding	20,100	20,100	—
Series A-1 junior convertible preferred stock, $.001 par value; 48,000,000 shares authorized; 9,236,600, 9,236,000, and 0 shares issued and outstanding	9,237	9,237	—
Series A-2 junior convertible preferred stock, $.001 par value; 39,000,000 shares authorized; 37,750,000, 37,750,000, and 0 shares issued and outstanding	37,750	37,750	—
Class A common stock, $.001 par value; 900,000,000 shares authorized; 3,791,614, 9,602,447, and 92,747,184 shares issued and outstanding	3,792	9,602	92,747
Class B common stock, $.001 par value; 100,000,000 shares authorized; 2,041,662, 2,037,496, and 0 shares issued and outstanding	2,042	2,038	—
Additional paid-in capital	241,036,506	419,235,690	637,934,406
Notes receivable from exercise of stock options	—	(29,676,990)	(29,676,990)
Unearned stock-based compensation	(26,660,788)	(123,729,632)	(123,729,632)
Accumulated other comprehensive income	—	6,778,521	6,778,521
Accumulated deficit	(9,407,249)	(82,630,915)	(82,630,915)
Total stockholders' equity	205,234,164	190,259,675	408,768,137
Total liabilities and stockholders' equity	$238,872,040	$ 487,260,237	

See accompanying notes to consolidated financial statements.

DIVINE INTERVENTURES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	May 7, 1999 (inception) through December 31, 1999	(Unaudited) Three months ended March 31, 2000
Revenues:		
Products	$ 312,742	$ 777,230
Services	723,877	4,437,739
	1,036,619	5,214,969
Operating expenses:		
Cost of revenues:		
Products (exclusive of $0 and $61,915 of amortization of stock-based compensation)	233,778	527,537
Services (exclusive of $4,746 and $422,888 of amortization of stock-based compensation)	793,637	3,879,717
	1,027,415	4,407,254
Selling, general and administrative (exclusive of $740,831 and $8,106,950 of amortization of stock-based compensation)	8,557,198	31,451,265
Research and development (exclusive of $1,833 and $72,710 of amortization of stock-based compensation)	133,452	1,595,665
Amortization of stock-based compensation	747,410	8,664,463
Total operating expenses	10,465,475	46,118,647
Operating loss	(9,428,856)	(40,903,678)
Other income (expense):		
Interest income	1,588,863	3,713,452
Interest expense	(204,817)	(302,064)
Other loss, net	—	(2,461)
Total other income (expense)	1,384,046	3,408,927
Loss before minority interest and equity in losses of associated companies	(8,044,810)	(37,494,751)
Minority interest	51,277	4,187,298
Equity in losses of associated companies	(1,413,716)	(10,877,751)
Net loss	(9,407,249)	(44,185,204)
Accretion of redeemable preferred stock dividends	—	(3,224,135)
Accretion of preferred stock dividends	(3,520,052)	(4,192,236)
Deemed dividends related to beneficial conversion feature in Series E and F preferred stock	—	(25,814,327)
Net loss applicable to common stockholders	$(12,927,301)	$(77,415,902)
Basic and diluted net loss per share applicable to common stockholders	$ (4.59)	$ (7.79)
Shares used in computing basic and diluted net loss per share	2,816,074	9,941,917

See accompanying notes to consolidated financial statements.

DIVINE INTERVENTURES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred stock		Common stock		Additional paid-in capital	Notes receivable from exercise of stock options	Unearned stock-based compensation	Accumulated deficit	Accumulated other comprehensive income	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Balance at May 7, 1999 (inception)	—	$ —	—	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(9,407,249)	—	(9,407,249)
Total comprehensive loss	—	—	—	—	—	—	—	(9,407,249)	—	(9,407,249)
Issuance of Class A common stock	—	—	3,449,956	3,450	17,250	—	—	—	—	20,700
Issuance of Class B common stock	—	—	2,041,662	2,042	10,208	—	—	—	—	12,250
Issuance of Series A-1 preferred stock	9,236,600	9,237	—	—	2,287,413	—	—	—	—	2,296,650
Issuance of Series A-2 preferred stock	37,750,000	37,750	—	—	9,387,250	—	—	—	—	9,425,000
Issuance of Series B-1 preferred stock	2,712,000	2,712	—	—	1,340,788	—	—	—	—	1,343,500
Issuance of Series B-2 preferred stock	20,100,000	20,100	—	—	10,017,400	—	—	—	—	10,037,500
Issuance of Series C preferred stock	190,062,125	190,062	—	—	189,030,841	—	—	—	—	189,220,903
Exercise of stock options—Class A common stock	—	—	341,658	342	1,537,158	—	—	—	—	1,537,500
Unearned stock-based compensation	—	—	—	—	27,408,198	—	(27,408,198)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	747,410	—	—	747,410
Balance at December 31, 1999	259,860,725	259,861	5,833,276	5,834	241,036,506	—	(26,660,788)	(9,407,249)	—	205,234,164
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(44,185,204)	—	(44,185,204)
Other comprehensive income, net of tax:										
Unrealized appreciation on available-for-sale securities	—	—	—	—	—	—	—	—	6,778,521	6,778,521
Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	(44,185,204)	6,778,521	(37,406,683)
Issuance of Series F preferred stock (unaudited)	11,500,000	11,500	—	—	14,718,500	—	—	—	—	14,730,000
Issuance of Class A common stock (unaudited)	—	—	116,665	116	524,884	—	—	—	—	525,000
Exercise of stock options—Class A common stock (unaudited)	—	—	5,690,008	5,690	31,808,189	—	—	—	—	31,813,879
Conversion from Class B common stock to Class A common stock (unaudited)	—	—	(4,166)	(4)	(20)	—	—	—	—	(24)
Conversion to Class A common stock from Class B common stock, net of fractional shares (unaudited)	—	—	4,160	4	20	—	—	—	—	24
Notes receivable from exercise of stock options (unaudited)	—	—	—	—	—	(29,676,990)	—	—	—	(29,676,990)
Unearned stock-based compensation (unaudited)	—	—	—	—	105,733,307	—	(105,733,307)	—	—	—
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	—	8,664,463	—	—	8,664,463
Accretion of redeemable preferred stock dividends (unaudited)	—	—	—	—	—	—	—	(3,224,135)	—	(3,224,135)
Deemed dividends related to beneficial conversion feature of preferred stock (unaudited)	—	—	—	—	25,814,327	—	—	(25,814,327)	—	—
Redeemable preferred stock offering costs (unaudited)	—	—	—	—	(150,000)	—	—	—	—	(150,000)
Capital raising costs of subsidiaries (unaudited)	—	—	—	—	(250,023)	—	—	—	—	(250,023)
Balance at March 31, 2000 (unaudited)	271,360,725	$271,361	11,639,943	$11,640	$419,235,690	$(29,676,990)	$(123,729,632)	$(82,630,915)	$6,778,521	$190,259,675

See accompanying notes to consolidated financial statements.

DIVINE INTERVENTURES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	May 7, 1999 (inception) through December 31, 1999	(Unaudited) Three months ended March 31, 2000
Cash flows from operating activities:		
Net loss	$ (9,407,249)	$ (44,185,204)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	693,113	3,943,093
Amortization of stock-based compensation	747,410	8,664,463
Equity in losses of associated companies	1,413,716	10,877,751
Minority interest	(51,277)	(4,187,298)
Changes in assets and liabilities, excluding effects from acquisitions:		
Restricted cash	—	(1,500,000)
Accounts receivable, net	(577,266)	(1,678,500)
Deferred offering costs	(1,612,500)	(365,046)
Prepaid expenses and other assets	(488,550)	(3,249,382)
Accounts payable	2,640,822	(2,813,772)
Accrued expenses and other liabilities	5,816,420	(478,752)
Deferred revenue	121,753	87,349
Net cash used in operating activities	(703,608)	(34,885,298)
Cash flows from investing activities:		
Additions to property and equipment	(2,636,365)	(3,751,824)
Acquisitions of ownership interests in associated companies, net of cash acquired	(43,238,184)	(128,230,828)
Net repayments on (issuances of) notes receivable	(4,075,000)	4,000,000
Net cash used in investing activities	(49,949,549)	(127,982,652)
Cash flows from financing activities:		
Proceeds from the issuance of common stock	32,950	—
Proceeds from the exercise of stock options	1,537,500	2,661,889
Proceeds from the issuance of preferred stock, net of issuance costs	211,923,553	229,864,327
Net proceeds from (repayments on) notes payable to associated companies	—	(20,826,005)
Issuance of long-term debt	—	488,339
Capital raising costs of subsidiaries	—	(250,023)
Net cash provided by financing activities	213,494,003	211,938,527
Net increase in cash and cash equivalents	162,840,846	49,070,577
Cash and cash equivalents at beginning of period	—	162,840,846
Cash and cash equivalents at end of period	$162,840,846	$ 211,911,423
Supplemental disclosures:		
Interest paid	$ 26,543	$ 341,109
Noncash financing activities:		
Issuance of preferred stock in exchange for professional services	400,000	—
Issuance of notes payable for ownership interests in associated companies	22,500,000	35,000,000
Issuance of notes receivable from exercise of stock options	—	29,676,990

See accompanying notes to consolidated financial statements.

DIVINE INTERVENTURES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) Description of Business

divine interVentures, inc. (the Company) was incorporated in the State of Delaware on May 7, 1999 and commenced operations on June 30, 1999. The Company is actively engaged in business-to-business e-commerce through its community of associated companies. The Company fosters collaboration among the associated companies, many of which are located together in the Company's facilities, to provide cross-selling and marketing opportunities and support business growth and the sharing of information and business expertise. The Company manages, finances, operates and provides services to its associated companies.

(b) Principles of Consolidation

The various interests that the Company acquires in its associated companies are accounted for under three methods: consolidation, equity, or cost method. The Company determines the method of accounting for its associated companies on a case-by-case basis based upon its ownership percentage in each associated company, as well as its degree of influence over each associated company.

Consolidation. Associated companies in which the Company owns, directly or indirectly, more than 50% of the outstanding voting power are accounted for under the consolidation method of accounting. Under this method, an associated company's results of operations are reflected within the Company's consolidated statements of operations. Earnings or losses attributable to other stockholders of a consolidated associated company are identified as ''minority interest'' in the Company's consolidated statements of operations. Minority interest adjusts the Company's consolidated net results of operations to reflect only its share of the earnings or losses of an associated company. Transactions between the Company and its consolidated associated companies are eliminated in consolidation.

Equity Method. Associated companies in which the Company owns 50% or less of the outstanding voting power, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an associated company depends on an evaluation of several factors including, among other things, representation on the associated company's board of directors, ownership percentage and voting rights associated with the Company's holdings in the associated company. If the Company owns at least 20%, but not more than 50%, of the outstanding voting power of an associated company, the Company accounts for its interests under the equity method. Under the equity method of accounting, associated companies' results of operations are not reflected within the Company's consolidated operating results. However, the Company's share of the earnings or losses of these associated companies is identified as "equity in earnings (losses) of associated companies" in the Company's consolidated statements of operations.

The amount by which the Company's carrying value exceeds its share of the underlying net assets of associated companies accounted for under the equity method of accounting is amortized on a straight-line basis over three years, which the Company believes to be the minimum number of years for which the associated companies will be successfully implementing their business plans, based on various factors such as their revenue models and technology, and the industries in which they operate. This amortization adjusts the Company's share of the "equity in earnings (losses) of associated companies" in the Company's consolidated statement of operations.

Cost Method. Associated companies not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings and losses of these companies is not included in the Company's consolidated statements of operations.

The Company records its ownership interest in equity securities of its associated companies accounted for under the cost method at cost, unless the securities have readily determinable fair values based on quoted

market prices, in which case these interests would be accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*.

(c) Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 1999 are invested principally in money market accounts.

(d) Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents. The Company maintains all of its cash accounts with Bank of America. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company had cash balances on deposit with Bank of America at December 31, 1999 that exceeded the balance insured by the FDIC by approximately $162,741,000.

(e) Financial Instruments

Cash equivalents, accounts receivable, notes receivable, accounts payable and notes payable to associated companies are carried at cost which approximates fair value due to the short-term maturity of these instruments.

(f) Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the assets.

(g) Software Development Costs

Product development costs are expensed as incurred. SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, does not materially affect the Company.

(h) Revenue Recognition

Software transactions are accounted for in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition.* SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements, such as software products, upgrades/enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software licenses where the separate service elements are not essential to functionality of the other elements is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. When the separate service elements are essential to the functionality of the other elements, software license revenues are recognized according to the contract accounting provisions outlined in SOP 81-1, *Accounting for Performance of Construction-Type and Certain Performance-Type Contracts,* specifically the percentage-of-completion method. The revenue allocated to post-contract customer support is recognized ratably over the term of the support, and revenue allocated to service elements such as training, installation and customization is recognized as the services are performed.

Revenue earned from webcasting and Web page development, hosting and advertising are generally recognized in the month in which services are performed, provided that no significant obligations remain. Webcasting revenues are recognized when events are cast. Web advertising revenues are recognized in the period in which the advertising is displayed. One-time fees earned from web page development is recognized upon completion of the work. Revenues for Web hosting and advertising are recognized in the period the services are provided. Amounts received in advance of meeting the revenue recognition criteria are deferred.

Consulting revenue is recognized as the services are performed.

Revenue from equipment sales is recognized upon shipment.

Management fees are recognized as revenue over the period of the management service.

(i) Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over net assets of acquired businesses that are consolidated and is amortized on a straight-line basis over three years, which the Company believes to be the minimum number of years for which the associated companies will be successfully implementing their business plans, based on various factors such as their revenue models and technology, and the industries in which they operate. Other intangible assets include developed technology, customer lists and workforce in place which are generally amortized over one to two years.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Stock Options

SFAS No. 123, *Accounting for Stock-Based Compensation,* encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to additional paid-in capital.

(l) Net Loss Per Share

Net loss per share is computed using the weighted average number of common shares outstanding during the period and the net loss available to common stockholders of $12,927,301, which includes preferred stock dividends of $3,520,052. Because the Company reported a net loss for the period ended December 31, 1999, potentially dilutive securities have not been included in the shares used to compute net loss per share.

Had the Company reported net income for the period ended December 31, 1999, the weighted average number of shares outstanding would have potentially been diluted by approximately 14,992,500 common equivalent shares, assuming the conversion of preferred stock and an additional 619,000 common equivalent shares, assuming the exercise of stock options.

(m) Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net income, the Company's source of

comprehensive income is from net unrealized appreciation on its available-for-sale securities. The Company reports comprehensive income in the consolidated statements of stockholders' equity.

(n) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(o) Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flows.

(2) Interim and Pro Forma Financial Information (Unaudited)

(a) Interim Financial Information (Unaudited)

The interim financial statements of the Company as of and for the three months ended March 31, 2000, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations relating to interim financial statements.

In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of and for the three months ended March 31, 2000. The accompanying unaudited interim financial statements are not necessarily indicative of full-year results.

At March 31, 2000, the Company had $17,298,000 of securities held as available-for-sale under SFAS 115. This amount consists of the Company's investment in Neoforma.com, Inc., which completed an initial public offering of its stock in January 2000. The Company recorded other comprehensive income of $6,779,000, which represents the Company's unrealized gain on this investment, net of tax.

On February 25, 2000, the Company acquired 39.7% of LAUNCHworks, inc. (LAUNCHworks) for $11,428,571. LAUNCHworks is a provider of capital and strategic services to business-to-business e-commerce companies.

On March 8, 2000, the Company paid $2,500,000 and issued a promissory note for $2,500,000 for 42.0% of TV House, Inc., which produces and syndicates Internet video financial news updates designed for individual investors. The promissory note carries interest at 8.5% and is due in June 2000.

On March 10, 2000, the Company acquired 34.6% of Aluminium.com, Inc. (Aluminium) for $19,250,000. Aluminium provides a business-to-business online exchange for buying and selling all grades of aluminum raw materials.

On March 15, 2000, the Company acquired 47.1% of eReliable Commerce, Inc. (eReliable) for $4,725,000. eReliable offers technology to provide business-to-business e-commerce web sites with customized guaranteed transaction services.

On March 24, 2000, Host divine, inc., of which the Company owns 80.6%, acquired 76.2% of NetUnlimited, Inc. (NetUnlimited) for $5,000,000. NetUnlimited markets various Internet technology infrastructure services.

On March 30, 2000, the Company acquired 62.9% of Panthera Productions, LLC (Panthera) for $2,700,000. Panthera offers a web channel for entertainment and education that will provide users a virtual experience with animals throughout Africa.

On April 3, 2000, the Company paid $2,000,000 and issued a promissory note for $24,871,429 for 33.0% of Emicom Group, Inc. (Emicom). The promissory note carries interest at 8.5% and is due on the earlier of 5 business days after consummation of the Company's initial public offering of its stock, 5 business days after consummation by the Company of a private equity financing yielding proceeds of $200,000,000 or more to the Company, or September 30, 2000. Emicom is a technology holding company that provides capital and advisory services to early-stage technology companies located in the Middle East.

On April 28, 2000, the Company paid $16,100,000 and issued a promissory note for $16,100,000 for 41.0% of Farms.com, Ltd. (Farms). The promissory note carries interest at 8.0% and is due in June 2000. Farms provides an electronic marketplace for the livestock and grain industries.

During the three months ended March 31, 2000, the Company recorded $20,600,000 of goodwill and $5,334,000 of other intangible assets related to acquisitions of associated companies accounted for under the consolidation method of accounting. The Company also recorded $87,583,000 in excess investment over its share of the underlying equity in the net assets of companies acquired during the three months ended March 31, 2000 accounted for under the equity method of accounting.

The Company's carrying value and cost basis of associated companies accounted for under the equity method of accounting at March 31, 2000 was approximately $163,985,000 and $176,014,000, respectively. The Company's carrying value and cost basis of associated companies accounted for under the cost method of accounting at March 31, 2000 was approximately $13,565,000.

At March 31, 2000, the Company's carrying value in its associated companies accounted for under the equity method of accounting exceeded its share of the underlying equity in the net assets of such companies by $102,329,000, net of accumulated amortization of $6,973,000.

The Company's associated companies accounted for under the equity method of accounting had total revenues of $3,682,000 and total net loss of $11,595,000 during the three months ended March 31, 2000. The Company's revenues for the three months ended March 31, 2000 included $1,509,000 of revenue generated by its consolidated associated companies from sales of products and services to the Company's equity method associated companies.

The Company's net loss for the three months ended March 31, 2000 included $3,415,000 of amortization of goodwill and other intangible assets as well as $6,231,000 of amortization of the Company's net excess investment over the equity in net assets of its equity method associated companies.

During the three months ended March 31, 2000, the Company recorded $81,508,000 in unearned stock-based compensation related to grants to its employees, non-employee directors, and consultants of 3,254,849 options to purchase the Company's class A common stock and the issuance of 116,665 restricted common shares to employees. The Company recorded $7,150,000 of amortization expense related to stock options and restricted stock issuances. The Company also recorded $29,677,000 of notes receivable for the three months ended March 31, 2000, which represents loans to its employees, non-employee directors and consultants to exercise options.

During the three months ended March 31, 2000, the Company also recorded $24,225,000 of unearned stock-based compensation related to common stock, purchased by the Company's employees, in thirteen associated companies established by the Company. Amortization expense recognized by the Company during the three months ended March 31, 2000 related to these shares was $1,514,000.

On March 14, 2000, the Company sold 18,284,327 shares of its series E preferred stock to CMGI, Inc. (CMGI) for $18,284,327. The fair value of the series E preferred stock at the time of this sale was $4.80 per share. The Company sold the series E shares to CMGI for less than the fair value to encourage CMGI to enter into a private financing agreement, concurrent with the Company's initial public offering, whereby the Company and CMGI will receive an ownership interest in one another.

In connection with the issuance of the Company's series E preferred stock on March 14, 2000, the Company recorded a non-cash dividend of $18,284,327. This non-cash dividend relates to the deemed beneficial conversion features associated with this preferred stock.

(b) Pro Forma Financial Information (Unaudited)

Upon the proposed initial public offering of the Company's class A common stock, all shares of preferred stock outstanding as of March 31, 2000 will be converted into one-sixth of a share of common stock, net of fractional shares. Class B common stock will also convert into class A common stock on a one-to-one basis upon the completion of the proposed initial public offering. These transactions have been reflected in the unaudited pro forma balance sheet as of March 31, 2000.

(3) Revenues From Equity Method Investees

Consolidated revenues for the period from May 7, 1999 (inception) through December 31, 1999 includes $292,893 of revenues generated from transactions with the Company's equity-method associated companies.

(4) Property and Equipment

Property and equipment, at cost, less accumulated depreciation and amortization, are summarized as follows at December 31, 1999:

Computer equipment and software	$3,739,362
Office equipment and furniture	194,054
Construction in progress	32,564
Leasehold improvements	62,922
	4,028,902
Less accumulated depreciation and amortization	(102,086)
	$3,926,816

(5) Goodwill and Other Intangible Assets

Goodwill and other intangible assets are summarized as follows at December 31, 1999:

Goodwill	$12,222,072
Developed technology	3,893,971
Customer lists	1,502,685
Workforce in place	573,273
Other intangible assets	242,748
	18,434,749
Less accumulated amortization	(594,992)
	$17,839,757

(6) Business Combinations

On October 14, 1999, the Company acquired 1.9% of Neoforma.com, Inc. (Neoforma) for $6,000,000. Neoforma provides business-to-business e-commerce services in the medical products market.

On October 29, 1999, the Company acquired 2.1% of The National Transportation Exchange, Inc. (NTE) for $750,000. NTE offers an electronic marketplace that aggregates suppliers and buyers of freight transportation capacity.

On October 29, 1999, the Company acquired 0.9% of comScore, Inc., (comScore) for $200,208. ComScore is a company that provides online consumer behavior data and related consulting services.

On November 8, 1999, the Company paid $2,000,000 and issued a promissory note for $4,000,000 for 26.5% of Whiplash, Inc. (Whiplash), which provides a web-based global distribution system that improves the efficiency and profitability of sellers in the leisure travel market space. The promissory note carries interest at 6% and is payable in a $2,000,000 final installment on March 31, 2000. The first $2,000,000 installment was paid on December 31, 1999.

On November 19, 1999, the Company acquired 1.1% of Commerx, Inc. (Commerx) for $2,500,000. Commerx provides vertical online marketplaces for industrial markets.

On November 19, 1999, the Company paid $4,905,275 for 100% of mindwrap, inc. (mindwrap) and their OPTIX software, which provides document imaging, management and control to laser disk technology. As part of this acquisition, $694,529 of debt owed by mindwrap to its parent company was forgiven.

On November 23, 1999, the Company paid $5,000,000 and issued a promissory note for $10,000,000 for 37.4% of PocketCard Inc., which provides businesses and individuals with debit cards that allow real-time funding over the Internet. The promissory note carries interest at 8% and is payable in equal installments on February 20, 2000 and March 22, 2000.

On November 23, 1999, the Company acquired 8.3% of Sequoia Software Corporation (Sequoia) for $5,000,000. Sequoia provides Internet infrastructure software to proprietary web sites designed as market makers.

On November 23, 1999, the Company paid $500,000 for 63.8% of i-Street, Inc., which is a business-to-business media company and news portal focused on the Internet and technology businesses in Chicago and the Midwest.

On November 23, 1999, the Company paid $867,000 for a 43.0% interest in Entrepower, Inc., which is an on-line recruiting service provider.

On December 8, 1999, the Company paid $7,500,000 and issued a promissory note for $7,500,000 to purchase 76.9% of LiveOnTheNet.com, Inc. (LiveOnTheNet), which offers proprietary technology for webcasting live events online. This promissory note carries interest at the prime rate as recorded in the Wall Street Journal (8.5% at December 31, 1999) and is payable in full on June 30, 2000, or the consummation of an initial public offering by the Company, whichever is sooner. As part of this acquisition, $4,514,000 of debt owed by LiveOnTheNet to its parent company was forgiven.

On December 8, 1999, the Company acquired 44.1% of OpinionWare.com, Inc. (OpinionWare) for $2,000,000. OpinionWare provides technology that allows businesses to gather and analyze the opinions of large public and private online communities.

On December 10, 1999, the Company acquired 31.8% of Outtask.com Inc. (Outtask) for $4,000,000 and a promissory note for $3,000,000. The promissory note is payable on March 1, 2000 and carries an interest rate of 8.5%. Outtask provides business-to-business e-commerce applications and services to technology and Internet companies.

The following unaudited pro forma financial information presents the consolidated operations of the Company and the acquired companies for the period from May 7, 1999 (inception) through December 31, 1999 as if the acquisitions had occurred as of May 7, 1999, after giving effect to certain adjustments including increased amortization of goodwill and other intangible assets related to the acquisitions. The unaudited pro forma financial information is provided for informational purposes only and should not be construed to be indicative of the Company's consolidated results of operations had the acquisitions been consummated May 7, 1999 and do not project the Company's results of operations for any future period:

Revenues	$ 3,908,000
Net loss applicable to common stockholders	(16,100,000)
Basic and diluted net loss per share applicable to common stockholders	$ (5.72)

(7) Ownership Interests in Associated Companies

The following summarizes the Company's ownership interests in associated companies accounted for under the equity method or cost method of accounting. The ownership interests are classified according to applicable accounting methods at December 31, 1999 and March 31, 2000. Cost basis represents the Company's original acquisition cost.

	December 31, 1999		(Unaudited) March 31, 2000	
	Carrying value	**Cost basis**	**Carrying value**	**Cost basis**
Equity method	$30,003,284	$31,417,000	$163,984,731	$176,014,433
Cost method	14,452,125	14,452,125	13,564,790	13,564,790
	$44,455,409	$45,869,125	$177,549,521	$189,579,223

During 1999, the Company recorded an excess investment over the equity in the net assets of acquired companies of approximately $21,719,000. This excess is being amortized over a three-year period. Amortization expense of $741,617 is included in "equity in losses of associated companies" in the accompanying consolidated statement of operations. The Company also recorded $87,583,000 in excess investment over its share of the underlying equity in the net assets of companies acquired during the three months ended March 31, 2000 accounted for under the equity method of accounting. Amortization expense of $6,230,564 is included in "equity in losses of associated companies" in the accompanying consolidated statement of operations.

The following summarized financial information for associated companies accounted for under the equity method of accounting at December 31, 1999 and March 31, 2000 has been compiled from the financial statements of the respective associated companies:

Balance Sheet

	December 31, 1999	(Unaudited) March 31, 2000
Current assets	$30,758,857	$146,145,393
Noncurrent assets	1,327,778	22,607,510
Total assets	$32,086,635	$168,752,903
Current liabilities	$ 1,713,148	$ 11,814,175
Non-current liabilities	375,000	2,312,314
Redeemable preferred stock	32,613,762	161,617,334
Stockholders' deficit	(2,615,275)	(6,990,920)
Total liabilities and stockholders' equity	$32,086,635	$168,752,903

Results of Operations

	May 7, 1999 (inception) through December 31, 1999	(Unaudited) Three Months Ended March 31, 2000
Revenues	$ 34,092	$ 5,053,891
Gross profit	24,134	3,151,060
Net loss	$(4,784,780)	$(15,533,550)

Three of the companies in which the Company acquired an interest during the period ended December 31, 1999 and nine of the companies in which the Company acquired an interest during the three months ended March 31, 2000 have been accounted for using the consolidation method. The purchase prices have been allocated to the identifiable net assets based upon their book values, which approximate fair values, at the dates of acquisition. The portions of the purchase prices allocated to identifiable intangible assets and goodwill are being amortized on a straight-line basis over two to three years. These companies are included in the Company's consolidated financial statements from the dates of acquisition. The purchase prices for the period ended December 31, 1999 and the three months ended March 31, 2000 for these acquisitions were allocated as follows:

	mindwrap, inc.	LiveOnTheNet.com, Inc.	i-Street, Inc.	Total For the Period Ended December 31, 1999	(Unaudited) Total For the Three Months Ended March 31, 2000
Identifiable net assets (liabilities assumed)	$ (26,843)	$ 1,941,063	$299,054	$ 2,213,274	$27,089,798
Developed technology	3,893,971	—	—	3,893,971	1,493,845
Customer lists	751,803	750,882	—	1,502,685	3,974,657
Workforce in place	286,344	286,929	—	573,273	1,604,353
Goodwill	—	12,021,126	200,946	12,222,072	18,037,347
Purchase price	$4,905,275	$15,000,000	$500,000	$20,405,275	$52,200,000

(8) Lease Commitments

The Company has noncancelable operating lease commitments for office space and equipment. The future minimum lease payments as of December 31, 1999 are as follows:

2000	$1,010,059
2001	1,157,606
2002	776,677
2003	613,329
2004	631,657
Thereafter	1,209,267
Total minimum lease payments	$5,398,595

Rental expense under operating leases was approximately $200,000 for the period from May 7, 1999 (inception) through December 31, 1999.

(9) Income Taxes

The reconciliation of income tax expense (benefit) computed using the Federal statutory rate of 34% to the Company's income tax expense (benefit) is as follows:

Federal income tax benefit at the statutory rate	$(3,198,465)
State income tax benefit, net	(329,274)
Equity in losses of associated companies	480,663
Minority interest	(17,434)
Amortization of stock-based compensation	254,119
Nondeductible intangible asset amortization	201,686
Nondeductible meals and entertainment	40,365
	(2,568,340)
Effect of change in valuation allowance	2,568,340
	$ —

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 are as follows:

Deferred tax assets:	
Depreciation	$ 3,171
State taxes	40,767
Accrued expenses	274,041
Net operating loss carryforward	2,250,361
Total gross deferred tax assets	2,568,340
Less valuation allowance	(2,568,340)
Net deferred tax asset	$ —

No provision for Federal or state income taxes has been recorded as the Company incurred a net operating loss during the period presented. The Company has recorded a full valuation allowance against its gross deferred tax assets since management believes that it is more likely than not that these assets will not be realized. No income tax benefit has been recorded for the period presented because of the valuation allowance.

At December 31, 1999, the Company had approximately $5,770,000 of net operating loss carryforwards, which are available to reduce future Federal income taxes, if any. The net operating loss carryforwards expire at the end of 2019.

(10) Ownership Interest in Platinum Venture Partners I, L.P. and Platinum Venture Partners II, L.P.

On August 4, 1999, the Company became the general partner of Platinum Venture Partners I, L.P. (PVP I) and Platinum Venture Partners II, L.P. (PVP II) pursuant to a vote by the limited partners of PVP I and PVP II, after Platinum Venture Partners, Inc. withdrew as general partner. The Company provides strategic and operations support to the portfolio companies of PVP I and PVP II. These services are generally provided by the Company's employees, members of its board of directors, and outside consultants. The costs related to employees are paid by the Company and are reflected by the Company in cost of revenues on the consolidated statement of operations.

The Company has made no contribution to, and has no interest in the profits and losses of, PVP I and PVP II. As the general partner of PVP I, the Company's only source of income is an annual management fee, payable in advance in quarterly installments commencing on October 1, 1999, of 2½% of the fair market value

of the partnership, adjusted annually, by the percentage increase in the Consumer Price Index for All Urban Consumers, U.S. City Average during the preceding calendar year. As the general partner of PVP II, the Company's only source of income is an annual management fee, payable in advance in quarterly installments commencing on October 1, 1999, of 2½% of the aggregate partner commitments, adjusted annually, by the percentage increase in the Consumer Price Index for All Urban Consumers, U.S. City Average during the preceding calendar year. Beginning on January 1, 2001, the Company's annual management fee as general partner of PVP II will be payable in advance in quarterly installments of 2½% of the fair market value of the partnership, adjusted annually, by the percentage increase in the Consumer Price Index for All Urban Consumers, U.S. City Average during the preceding calendar year.

Under the terms of the PVP I and PVP II Agreements of Limited Partnership (the Agreements), the Company may be removed as the general partner of PVP I and PVP II upon the written request of those limited partners which have at least two-thirds of the total limited partner interests as defined in the Agreements. The Company accounts for its general partnership interests in PVP I and PVP II under the equity method of accounting because it has influence over the operating and financial policies of the partnerships.

(11) Capital Stock

Holders of class A common stock are entitled to one vote per share. Holders of class B common stock are entitled to 10 votes per share. Holders of series A, series B, and series C preferred stock will vote on an as-converted basis with the holders of class A and class B common stock as a single class on all matters requiring stockholder approval.

The class A common stock has no conversion rights. A holder of class B common stock is able to convert its class B common stock into class A common stock, in whole or in part, at any time and from time to time on a share-for-share basis.

Series A-1 and series B-1 shares are convertible at any time into one-sixth of a share of class A common stock. Series A-2 and series B-2 shares are convertible at any time into one-sixth of a share of class B common stock. Series C preferred shares are convertible into one-sixth of a share of class A common stock at any time.

The series C preferred stock will automatically convert into class A common stock immediately before the completion of a firm commitment underwritten public offering of the Company's class A common stock in which the aggregate price paid for the shares by the public is at least $50,000,000 at a price per share of class A common stock of no less than twice the effective conversion price of the series C preferred stock.

Dividends on series A preferred stock are cumulative and accrue on a daily basis at an annual rate of 5.0% of the series A liquidation value. Dividends on series B preferred stock are cumulative and accrue on a daily basis at an annual rate of 6.5% of the series B liquidation value. Dividends on series C preferred stock are cumulative and accrue at an annual rate of 8.0% of the $1.00 purchase price. No dividends will be paid on common stock until all accrued but unpaid dividends on the series C, series B, and series A preferred stock, in that order, are paid or declared and set apart for payment. Dividends are payable only upon declaration by the Company's board of directors.

Common and preferred stockholders are entitled to receive cash dividends equally on a per share basis, or on an as-converted basis for preferred stockholders, if and when the dividends are declared by the board of directors from legally available funds.

In the case of any dividend paid in stock, holders of class A common stock will be entitled to receive the same percentage dividend payable in shares of class A common stock that the holders of class B common stock receive payable in shares of class B common stock.

Preferred stock dividends in arrears as of December 31, 1999 are $169,513 for series A, $189,361 for series B, and $3,161,178 for series C.

Holders of the series C, series B, and series A preferred stock are paid, in that order, upon the liquidation of the Company. Each series of preferred stock is entitled to its liquidation value plus any accrued but unpaid dividends, insofar as there are sufficient assets of the Company to be distributed. After satisfaction of the liquidation preferences of all series of preferred stock, any remaining assets will be distributed ratably among all holders of the common stock.

Holders of series C preferred stock may choose to convert their shares into common stock and participate ratably as common stockholders rather than receive the liquidation preference as preferred stockholders. The Company is entitled at any time, upon 30 days prior notice, to redeem all or any portion of the series C preferred stock at a price per share equal to $1.00 plus all accrued but unpaid dividends.

Dividends on series D and D-1 preferred stock are cumulative, accrue on a daily basis at an annual rate of 8.0% of the series D and D-1 liquidation value and are payable only upon declaration by the Company's board of directors. Series D preferred shares vote together with the common shares as a single class. Series D-1 preferred shares are nonvoting. The Series D and D-1 preferred shares are convertible into one-sixth of a share of class A common stock based upon the liquidation value of the series D and D-1 preferred stock, at any time by the stockholder. Series D and D-1 preferred stock ranks senior to all other classes and series of capital stock in the Company with regard to dividends and distributions on liquidation.

The Company is obligated to redeem the series D and D-1 preferred stock on scheduled redemption dates at specified cumulative percentages as follows: 25% on January 1, 2005; 33% on July 1, 2005; 50% on January 1, 2006; and 100% on July 1, 2006. The redemption price is $1 per share, plus all accrued and unpaid dividends.

(12) Stock Options

The Company, under the 1999 Stock Incentive Plan (Plan), which was adopted on October 1, 1999, and amended on January 29, 2000 reserved 10,833,333 shares of common stock for issuance. The maximum number of shares available for delivery under the Plan automatically increases on January 1 of each year, beginning on January 1, 2001, by a number of shares of class A common stock equal to the lesser of (1) 10% of the total number of shares of class A common stock then outstanding, assuming for that purpose the conversion into class A common stock of all then outstanding convertible securities, or (2) 50,000,000 shares.

The stock is reserved for employees, directors, and consultants. The Company applies APB 25 in accounting for the Plan.

During 1999, the Company granted stock options to purchase shares of class A common stock to employees and directors at a weighted average exercise price of $4.50, which were granted at less than the fair value of the common stock at the date of grant. For the period from May 7, 1999 (inception) through December 31, 1999, the Company recorded unearned stock-based compensation of approximately $27,408,000 in connection with these options. This amount will be amortized over the vesting period of the applicable options, generally four years in the case of options granted to employees and one year in the case of options granted to non-employee directors. The Company amortized approximately $747,000 of unearned stock-based compensation for the period from May 7, 1999 (inception) through December 31, 1999. The Company expects to amortize the following amounts of deferred compensation relating to options granted in 1999 as follows: 2000 - $7,819,000; 2001 - $6,480,000; 2002 - $6,480,000 and 2003 - $5,882,000.

For the three months ended March 31, 2000, the Company granted stock options to purchase shares of class A common stock to employees and directors at a weighted average exercise price of $6.89 (unaudited), which were granted at less than the fair value of the common stock at the date of grant. In January 2000, the Company also sold 116,665 restricted shares of class A common stock to its employees at a price of $4.50 per

share. These restricted shares reduce the otherwise available shares reserved for issuance under the plan. For the three months ended March 31, 2000, the Company recorded unearned stock-based compensation of approximately $81,508,000 (unaudited) in connection with these options. This amount will be amortized over the vesting period of the applicable options, generally four years in the case of options granted to employees and one year in the case of options granted to non-employee directors. The Company amortized approximately $7,150,000 (unaudited) of unearned stock-based compensation for the three months ended March 31, 2000. The Company expects to amortize the following amounts of deferred compensation relating to the options granted from May 7, 1999 through March 31, 2000 as follows (unaudited): 2000 (for the nine months ended December 31, 2000)—$25,863,000; 2001—$25,927,000; 2002—$25,115,000; 2003—$23,169,000; and 2004—$870,000.

Had compensation cost for the Plan been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been the pro forma amounts indicated below for the period from May 7, 1999 (inception) through December 31, 1999, and the three months ended March 31, 2000:

	May 7, 1999 (inception) through December 31, 1999	(Unaudited) Three months ended March 31, 2000
Net loss:		
As reported	$9,407,249	$44,185,204
Pro forma	9,557,116	44,436,296
Net loss per share applicable to common stockholders:		
As reported	$ (4.59)	$ (7.79)
Pro forma	(4.64)	(7.81)

The term of each option is stated in the option agreement and is not to exceed 10 years after the grant date. Option pricing shall be determined by the Plan Administrator. However, if the stock option is an incentive stock option, then the exercise price of the stock cannot be less than 100% of the fair value per share on the date of the grant.

Any option granted shall be exercisable at such times and under such conditions as determined by the Plan Administrator. However, for most options, 25% of the shares subject to the option shall vest on each of the next four anniversaries of the vesting commencement date. Options under the Plan are exercisable immediately, subject to repurchase rights held by the Company, which lapse over the vesting period.

The fair value of the stock option grants is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for stock option grants in 1999 and the three months ended March 31, 2000, respectively: weighted-average exercise price of $4.50 and $6.89 (unaudited); expected dividend yields of 0% and 0% (unaudited) for all years; expected volatility of 0% and 0% (unaudited); risk-free interest rate of 6.42% and 6.80% (unaudited); and an expected life of four years.

A summary of the status of the Company's stock option plan and the changes during the periods ended on those dates, is presented below:

	May 7, 1999 (inception) through December 31, 1999		(Unaudited) Three months ended March 31, 2000	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	—		3,192,246	$4.50
Granted	3,533,904	$4.50	3,254,849	6.89
Exercised	(341,658)	4.50	(5,690,008)	5.78
Forfeited	—	—	(2,340)	4.50
Outstanding at end of period	3,192,246	4.50	754,747	6.90
Options exercisable at end of period	3,192,246		754,747	
Weighted-average fair value of options granted during the period		$1.02		$1.52

The following table summarizes information about stock options outstanding at December 31, 1999:

	Options outstanding			Options exercisable	
Exercise price	Number of Shares	Weighted-avg. remaining contractual life	Weighted-avg. exercise price	Number of shares	Weighted-avg. exercise price
$4.50	3,192,246	9.8 years	$4.50	3,192,246	$4.50

The following table summarizes information about stock options outstanding at March 31, 2000 (unaudited):

	Options outstanding			Options exercisable	
Exercise price	Number of Shares	Weighted-avg. remaining contractual life	Weighted-avg. exercise price	Number of shares	Weighted-avg. exercise price
$4.50 to $13.50	754,747	9.8 years	$6.90	754,747	$6.90

(13) Related-party Transactions

The Company's Chief Executive Officer owns 3% of Blackhawk, LLC (Blackhawk) and has the right to acquire an additional 30.3% of Blackhawk. The Company entered into an agreement with Blackhawk whereby it was granted the option to lease a planned office facility in Chicago, Illinois. The Company is required to pay a monthly fee of $50,000 to maintain its option to lease the planned facility. The option term expires on February 29, 2000. Should the Company not exercise the option, it would have to pay a $200,000 building material loss fee and a $100,000 design supervision fee to Blackhawk. During the period from July 1, 1999 through December 31, 1999, the Company paid Blackhawk $250,000.

The Company's Chief Executive officer owns 33.3% of Habitat-Kahney, LLC (Habitat). In January 2000, the Company entered into a ten year facility lease with Habitat. The Company's rent under this lease is $730,080 per year, with an annual 2% increase.

(14) Revenues from Major Customers

The Company applies SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, as it pertains to significant customers. PVP I and PVP II, for which the Company acts as general partner, and Whiplash, Inc. accounted for $275,082 (27%) and $282,493 (27%), respectively, of the Company's total revenues in 1999. No other customers accounted for more than 10% of the Company's total revenues in 1999.

(15) Subsequent Events

Ownership Interests in Associated Companies

During the period from January 1, 2000 through February 12, 2000, the Company acquired ownership interests in the following companies:

Company	Acquisition Date	Purchase Price	Equity Interest
BeautyJungle.com, Inc.	1/11/00	$10,000,000	51.3%
bid4real.com, inc.	1/24/00	7,000,000	54.3%
BidBuyBuild, Inc.	2/11/00	6,000,000	35.5%
CapacityWeb.com, Inc.	2/11/00	4,500,000	44.5%
closerlook, inc.	2/1/00	22,600,000	42.7%
eFiltration.com, Inc.	2/11/00	10,000,000	45.2%
i-Fulfillment, Inc.	1/28/00	10,000,000	48.8%
iGive.com, inc.†	2/11/00	4,000,000	32.1%
iSalvage.com, Inc.	2/3/00	6,500,000	36.3%
Martin Partners, L.L.C.	2/8/00	1,670,883	25.0%
Mercantec, Inc.	2/11/00	23,500,000	40.4%
The National Transportation Exchange, Inc.	1/5/00	5,112,665	5.3%*
Oilspot.com, Inc.	2/10/00	5,000,000	55.6%
Parlano, Inc.	2/11/00	63,000,000	75.1%
Perceptual Robotics, Inc.	2/14/00	14,800,000	33.4%
ViaChange.com, Inc.	1/31/00	5,000,000	70.0%
Web Design Group, Inc.	2/11/00	7,000,000	53.7%
Westbound Consulting, Inc.	2/11/00	1,000,000	52.4%
Xippix, Inc.	2/4/00	9,000,000	32.3%

*Ownership percentage includes the effect of the Company's initial acquisition of $750,000 on October 29, 1999.

†The Company's Chairman of the Board of Directors is also Chairman of the Board of Directors of iGive.com and beneficially owns approximately 14.2% of iGive.com.

On January 5, 2000, the Company paid $5,112,665 to acquire 3.2% of The National Transportation Exchange, Inc. (NTE). This acquisition increased the Company's ownership percentage of NTE to 5.3%.

On January 11, 2000, the Company acquired 51.3% of BeautyJungle.com, Inc. (BeautyJungle) for $10,000,000. Subsequently on March 13, 2000, the Company acquired an additional interest in BeautyJungle for $8,000,000 which increased the Company's ownership percentage of BeautyJungle to 61.0%. Beauty Jungle offers an electronic marketplace for buyers and sellers of beauty products.

On January 24, 2000, the Company acquired 54.3% of bid4real.com, inc., (bid4real) for $7,000,000. bid4real provides a forum on which real estate auctions are conducted on-line.

On January 28, 2000, the Company paid $1,000,000 and issued a promissory note for $9,000,000 for 48.8% of i-Fulfillment, Inc., which provides fulfillment and inventory management services to businesses selling products over the Internet. The promissory note carries interest at 8.5% and was paid in installments through May 2000.

On January 31, 2000, the Company paid $3,000,000 and issued a promissory note for $2,000,000 for 70.0% of ViaChange.com, Inc., which provides a forum on which auctions of products in capital markets are conducted on-line. The promissory note carries interest at 8.0% and is due in May 2000.

On February 1, 2000, the Company paid $11,500,000 and issued 500,000 shares of its series F preferred stock (with a fair value of $4.80 per share) for 42.7% of closerlook, inc., which provides digital strategy, web site design, e-commerce solutions and hands-on interactive learning initiatives to small and mid-sized companies. As part of the purchase agreement, the Company placed an additional $1,500,000 and 1,500,000 shares of its series F preferred stock into escrow, which may or may not be released to the sellers depending on whether or not closerlook meets certain predetermined revenue goals for 2000. These predetermined revenue

goals may also require the Company to fund an additional $3,000,000 to closerlook for no additional equity interest in closerlook. The 1,500,000 shares of series F preferred stock held in escrow at March 31, 2000 have been reflected as issued but not outstanding within the accompanying unaudited consolidated balance sheet as of March 31, 2000.

On February 3, 2000, the Company acquired 36.3% of iSalvage.com, Inc., (iSalvage) for $6,500,000. iSalvage provides an electronic marketplace for recycled and rebuilt automotive parts.

On February 4, 2000, the Company paid $5,000,000 and issued a promissory note for $4,000,000 for 32.3% of Xippix, Inc., which provides technology that allows high-resolution imaging for companies' web sites. The promissory note carries interest at 8.0% and was paid in May 2000.

On February 8, 2000, the Company acquired 25.0% of Martin Partners, L.L.C. (Martin Partners) for $1,670,883. Martin Partners is an executive search firm which focuses on e-commerce and technology companies.

On February 10, 2000, the Company paid $2,500,000 and issued a promissory note for $2,500,000 for 55.6% of Oilspot.com, Inc., which provides an electronic marketplace for purchasers and suppliers of petroleum products and services. The promissory note carries interest at 8.5% and is due in May 2000.

On February 11, 2000, the Company paid $3,000,000 and issued a promissory note for $3,000,000 for 35.5% of BidBuyBuild, Inc., which provides an electronic marketplace in the commercial and industrial construction supply industry. The promissory note carries interest at 8.5% and was paid in April 2000.

On February 11, 2000, the Company acquired 44.5% of CapacityWeb.com, Inc. (CapacityWeb) for $4,500,000. CapacityWeb provides an electronic marketplace for industrial manufacturing capacity.

On February 11, 2000, the Company paid $15,000,000 and issued 10,000,000 shares of its series F preferred stock (with a fair value of $4.80 per share) for communication and collaboration software. This software was the basis for Parlano, Inc. (Parlano), of which the Company obtained a 75.1% ownership interest. Parlano markets and licenses software that allows information to be captured, filtered and stored in corporate databases and used in knowledge management applications. In connection with the issuance of the Company's series F preferred stock on February 11, 2000, the Company recorded a non-cash dividend of $7,530,000. This non-cash dividend relates to the deemed beneficial conversion features associated with this preferred stock.

On February 11, 2000, the Company paid $5,000,000 and issued a promissory note for $5,000,000 for 45.2% of eFiltration.com, Inc., which offers an electronic marketplace for the filtration industry. The promissory note carries interest at 8.5% and is due in August 2000.

On February 11, 2000, the Company acquired 32.1% of iGive.com, inc. (iGive) for $4,000,000. iGive provides technology and services to a network of merchants, non-profit organizations and consumers which enable retail purchasers to assist non-profit organizations.

On February 11, 2000, the Company paid $12,000,000 and issued a promissory note for $11,500,000 for 40.4% of Mercantec, Inc., which produces software that allows merchants to integrate e-commerce capabilities into their existing web sites. The promissory note carries interest at 6.0%; $6,500,000 was paid in April 2000 and $5,000,000 is due in July 2000.

On February 11, 2000, Xqsite, Inc., of which the Company owns 80.6%, acquired 66.7% of Web Design Group, Inc. (Web Design Group) for $7,000,000. Web Design Group provides web development and electronic business services to companies seeking to develop and implement effective web solutions for their operations.

On February 11, 2000, Xqsite, Inc., paid $500,000 and issued a promissory note for $500,000 for 65.0% of Westbound Consulting, Inc., which delivers customized Internet solutions through web consulting,

marketing, development and hosting services. The promissory note carries interest at the prime rate of interest as stated in the Wall Street Journal; $250,000 was paid in April 2000 and $250,000 is due in August 2000.

On February 14, 2000, the Company paid $10,000,000 and issued 1,000,000 shares of its series F preferred stock (with a fair value of $4.80 per share) for 33.4% of Perceptual Robotics, Inc., which offers a software system that allows Internet users to control a robotic camera and immediately capture still images from remote locations.

Related-party Transaction

During January 2000, a subsidiary of the Company paid $1,800,000 to Platinum Entertainment, Inc. and paid $200,000 into an escrow account for certain licensing rights of Platinum Entertainment, Inc. The Company's Chief Executive Officer and two Executive Vice Presidents serve as directors of Platinum Entertainment, Inc.

Sale of Series D Preferred Stock

On January 19, 2000, the Company sold 191,980,300 shares of series D preferred stock and 5,019,700 shares of Series D-1 preferred stock for net proceeds of approximately $196,900,000.

Authorization of Preferred Shares

On February 3, 2000, the Company designated 20,000,000 preferred shares as series E senior participating convertible redeemable preferred stock. Series E preferred shares are convertible into one-sixth of a share of class A common stock at any time by the stockholder. Series E preferred stock is on an equal ranking with series D and series D-1 senior participating convertible redeemable preferred stock with regard to dividends and distributions on liquidation.

On January 19, 2000, the Company designated 12,600,000 preferred shares as series F senior convertible preferred stock. An additional 400,000 shares were authorized in February 2000. Series F preferred shares are convertible into one-sixth of a share of class A common stock at any time by the stockholder. Series F preferred stock ranks senior to class A common stock, class B common stock, series A preferred stock, series B preferred stock, and series C preferred stock, and ranks junior to series D preferred stock, series D-1 preferred stock, and series E preferred stock, with regard to dividends and distributions on liquidation.

Microsoft Alliance Agreement

On January 28, 2000, the Company entered into a four-year agreement (Agreement) with Microsoft Corporation (Microsoft) pursuant to which the Company agreed to acquire at least $9,595,167 in desktop and server Microsoft software products, and purchase a minimum of $4,660,174 in Microsoft Consulting Services and a minimum of $1,067,430 in Microsoft product support services.

As a term of the Agreement, the Company shall exercise commercially reasonable efforts to develop a Seattle-based facility that is anticipated to be leased to various other companies, consistent with the Company's current business model, within 15 months of the effective date of the Agreement.

CMGI Purchase Agreement

On February 3, 2000, the Company entered into an agreement whereby it authorized the sale of 20,000,000 shares of its series E senior participating convertible redeemable preferred stock to CMGI, Inc. (CMGI). These shares are convertible into shares of the Company's class A common stock. The sale is to be consummated as follows:

- In March 2000, CMGI will purchase 18,284,327 shares of the preferred stock for $18,284,327.
- Upon the consummation of a qualified initial public offering (IPO) of the Company, CMGI will purchase the number of shares of class A common stock necessary to make CMGI the beneficial owner of 4.9% of the class A common stock of the Company. These shares will be purchased at the qualified IPO price, and will be paid by the issuance to the Company of shares of CMGI common stock.

The Company is obligated to redeem these shares as set forth in the following schedule.

Scheduled Redemption Date	Specified Cumulative Percentage
January 1, 2005	25%
July 1, 2005	33%
January 1, 2006	50%
July 1, 2006	100%

The redemption price is $1 per share, plus all accrued and unpaid dividends, which accrue at an annual rate of 8%.

2000 Employee Stock Purchase Plan

In January 2000, the Company adopted, subject to stockholder approval, its 2000 Employee Stock Purchase Plan (ESPP), under which a total of 4,166,666 shares of class A common stock are available for sale to the Company's employees. Through this plan, the Company's eligible employees can purchase class A common stock through payroll deductions and other cash contributions.

Initially, this ESPP will operate over two-year plan periods, except that the first plan period will be shorter as described below. The ESPP generally will be implemented in a series of consecutive six-month offering periods during each plan period. The first ESPP period, however, will begin on the date of the Company's prospectus and end on May 31, 2002, and the first offering period will begin on the date of the Company's prospectus and end on August 31, 2000. There will be only three offering periods during the ESPP period.

Each participant will be granted an option to purchase the Company's class A common stock on the first day of the ESPP period, and the option will be automatically exercised on the last day of each offering period. The purchase price of each share of class A common stock under the ESPP will equal 85% of the lesser of (1) the fair market value of the Company's class A common stock on the first day of the plan period or (2) the fair market value on the date of purchase. Accordingly, the fair market value of the Company's class A common stock on the first day of the first ESPP period will equal the Company's initial public offering price. The Company's Board of Directors and compensation committee can change the length of the plan periods and offering periods and the other terms described above.

Employee contributions may not exceed $21,250 for any employee in any calendar year. Further, in any calendar year, no participating employee may purchase more than that number of shares which is equal to $25,000 divided by the fair market value of the Company's class A common stock on the first day of the ESPP period. In addition, no employee can purchase class A common stock under the ESPP if that person, immediately after the purchase, would own stock possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of the Company's capital stock.

Issuance of Shares in Associated Companies to Employees

During January 2000, employees of the Company acquired an ownership interest averaging 22.0% in 13 companies established by the Company in 1999 (the Established Companies). The Established Companies commenced operations on January 1, 2000. The employees of the Company contributed an aggregate of approximately $57,000, or $.001 per share, for these interests. The total deemed fair value of the employees' shares of the Established Companies was approximately $24,282,000, or $0.43 per share, at the time of issuance of the stock. In connection with the issuance of the stock, approximately $24,225,335 of unearned stock-based compensation will be recorded in the first quarter of 2000. The total unearned stock-based compensation will be amortized ratably over the four-year vesting period of the shares, resulting in $6,056,000 of amortization each year during this period.

The Established Companies' stock issued to employees is class A common stock, which is the subject of a restricted stock agreement. During the restricted period, which may last up to three years, the employee may not sell the shares, may only transfer the shares in limited circumstances, and must sell the shares back to the Company if the individual ceases to be an employee.

Immediately upon issuance, including the restricted period, each share of class A common is entitled to: one vote per share; receive dividends, although any dividends declared must also be declared on class B common stock, which is held by the Company; receive an allocable portion of liquidation proceeds.

The issuance of the class A common stock will not impact the Company's earnings per share under paragraph 62 of SFAS 128, *Earnings per Share,* as the stock has no conversion rights with respect to stock of the Company. Since the shares do not convert into shares of the Company, they will only be considered in determining the earnings per share of the Established Companies.

Skyscraper Ventures

On February 10, 2000, the Company committed to fund $4,000,000 to Skyscraper Ventures (Fund) that will invest in start-up and early-stage companies located in Illinois. The Company serves as general partner of the Fund. The $4,000,000 commitment consists of $80,000 as general partner and $3,920,000 as a limited partner. As general partner, the Company will be required to fund 1% of the total contributions to the Fund. The maximum total contribution to the Fund is $125,000,000, resulting in a maximum future contribution to the Fund by the Company as general partner of $1,170,000.

With respect to each interest in a company acquired by the Fund, the Company is entitled to receive 20% of all distributions in relation to that interest, after the partners in the Fund have received a return of their invested capital in that company. If, upon liquidation of the Fund, the partners fail to receive a return of all of their contributed capital, the Company is obligated to contribute an amount equal to the deficiency, but not to exceed an amount equal to the distributions received by the Company with respect to the Company's 20% share. The Company is also entitled to receive an annual management fee of 2% of the total capital committed to the Fund during the first six years of the Fund. This management fee will then be reduced in 10% increments each year until the termination of the Fund.

The Company will initially account for its ownership interest in the Fund under the consolidation method of accounting as long as its aggregate general and limited partner ownership interest is in excess of 50%. Once the Company's aggregate general and limited ownership interest is reduced to or goes below 50%, the Company will account for its ownership interest under the equity method of accounting. The Company may be removed as general partner for cause upon the written notice of a two-thirds interest of the limited partners.

(16) Reverse Stock Split

On June 1, 2000, the Company's Board of Directors and stockholders authorized a one-for-six reverse stock split for its common shares. The par value of the common stock was maintained at the pre-split amount of $.001 per share. All references to common share and per share amounts in these consolidated financial statements and notes to consolidated financial statements have been restated to reflect this reverse stock split on a retroactive basis, exclusive of fractional shares. All fractional common shares resulting from the Company's reverse stock split will be redeemed by the Company at a price per share equal to the Company's initial public offering price for the class A common stock.

DIVINE INTERVENTURES, INC.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
BASIS OF PRESENTATION

During the period from January 1, 2000 through February 14, 2000, the Company acquired a controlling interest in ViaChange.com, Inc., BeautyJungle.com, Inc., bid4real.com, Inc., Westbound Consulting, Inc., Oilspot.com, Inc. and Web Design Group, Inc. and significant minority ownership in eleven equity method associated companies.

The unaudited pro forma condensed combined statement of operations for the period from May 7, 1999 (Company's inception) through December 31, 1999 reflects these acquisitions, as well as acquisitions made during 1999, namely mindwrap, inc., LiveOnTheNet.com, Inc. and i-Street, Inc. (consolidated entities) and five equity method associated companies, as if they occurred on May 7, 1999.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2000 reflects the acquisitions made during the period from January 1, 2000 through February 14, 2000 as if they occurred on May 7, 1999.

During the period from February 15, 2000 through March 31, 2000, the Company acquired a controlling interest in NetUnlimited, Inc. and Panthera Productions, LLC and significant minority ownership in six equity method associated companies. The accompanying unaudited pro forma condensed combined statements of operations for the period from May 7, 1999 (inception) through December 31, 1999 and for the three months ended March 31, 2000 do not include the operating results of these associated companies because the acquisitions did not meet the criteria for the acquisition of a significant subsidiary as defined by the SEC's published rules and regulations and, as a result, the effect of the acquisitions are not required to be presented within the Company's pro forma financial statements.

An unaudited pro forma condensed balance sheet at March 31, 2000 has not been presented in this section since the acquisitions made during the period from January 1, 2000 through February 14, 2000 are reflected in the unaudited balance sheet of the Company at March 31, 2000 included within this registration statement. The pro forma effect of the conversion of preferred stock to common stock upon an initial public offering of the Company's class A common stock has been reflected along with the historical balance sheets on page F-6.

Since the pro forma financial information is based upon the financial condition and operating results of the acquired entities during periods when they were not under the control, influence or management of the Company, the information presented may not be indicative of the results which would have actually been obtained had the acquisitions been completed as of the respective periods presented, nor are they indicative of future financial or operating results. The unaudited pro forma financial information does not give effect to any synergies that may occur due to the integration of the Company with its acquired entities. The unaudited pro forma condensed combined statements of operations should be read in conjunction with the historical audited financial statements of the Company and the notes thereto as well as the audited historical financial statements of mindwrap, inc., LiveOnTheNet.com, Inc., i-Street, Inc., ViaChange.com, Inc., BeautyJungle.com, Inc., bid4real.com, Inc., Westbound Consulting, Inc., Oilspot.com, Inc. and Web Design Group, Inc. and certain equity method associated companies and the notes thereto included elsewhere in this prospectus.

DIVINE INTERVENTURES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MAY 7, 1999 (INCEPTION)
THROUGH DECEMBER 31, 1999

	(a) divine interVentures, inc.	mindwrap, inc.	LiveOnTheNet.com, Inc.	i-Street, Inc.	ViaChange.com, Inc.
Revenues	$ 626,406	3,430,638	3,146,889	—	—
Operating expenses:					
Cost of revenues (exclusive of $4,746 of amortization of stock-based compensation)	540,231	1,353,235	3,668,222	—	—
Selling, general and administrative (exclusive of $742,664 of amortization of stock-based compensation)	8,207,643	2,387,846	1,480,133	29,175	95,729
Amortization of stock-based compensation	747,410	—	—	—	—
Total operating expenses	9,495,284	3,741,081	5,148,355	29,175	95,729
Operating income (loss)	(8,868,878)	(310,443)	(2,001,466)	(29,175)	(95,729)
Other income (expense)					
Interest income	1,588,863	1,311	6,044	—	—
Interest expense	204,816	9,562	12,089	—	—
Total other income (expense)	1,384,047	(8,251)	(6,045)	—	—
Income (loss) before taxes, minority interest and equity in losses of associated companies	(7,484,831)	(318,694)	(2,007,511)	(29,175)	(95,729)
Income tax expense (benefit)	—	91,839	—	—	—
Minority interest	—	—	—	—	—
Equity in losses of associated companies	—	—	—	—	—
Net income (loss)	(7,484,831)	(410,533)	(2,007,511)	(29,175)	(95,729)
Accretion of preferred stock dividends and deemed dividends related to beneficial conversion feature in Series E and F preferred stock	(3,520,052)	—	—	—	—
Net loss applicable to common stockholders	$(11,004,883)	(410,533)	(2,007,511)	(29,175)	(95,729)
Basic and diluted net loss per share applicable to common stockholders	$(4.59)				
Shares used to compute basic and diluted net loss per share	2,816,074				

DIVINE INTERVENTURES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MAY 7, 1999 (INCEPTION)
THROUGH DECEMBER 31, 1999

BeautyJungle.com, Inc.	bid4real.com, inc.	Westbound Consulting, Inc.	Oilspot.com, Inc.	Web Design Group, Inc.	Pro forma adjustments	Pro forma balances
196,730	—	226,313	—	1,902,311		9,529,287
108,712	—	5,610	—	832,047		6,508,057
9,327,102	259,600	420,769	49,201	499,842	7,893,905 (b)	30,650,945
—	—	—	—	—		747,410
9,435,814	259,600	426,379	49,201	1,331,889	7,893,905	37,906,412
(9,239,084)	(259,600)	(200,066)	(49,201)	570,422	(7,893,905)	(28,377,125)
3,189	—	—	—	3,140		1,602,547
46,643	5,424	6,296	—	—	(21,651)(e)	263,179
(43,454)	(5,424)	(6,296)	—	3,140	21,651	1,339,368
(9,282,538)	(265,024)	(206,362)	(49,201)	573,562	(7,872,254)	(27,037,757)
—	—	—	—	—	—	91,839
—	—	45,355	—	—	2,836,045 (c)	2,881,400
—	—	—	—	—	(21,365,772)(d)	(21,365,772)
(9,282,538)	(265,024)	(161,007)	(49,201)	573,562	(26,401,981)	(45,613,968)
—	—	—	—	—	(25,814,327)(3)	(29,334,379)
(9,282,538)	(265,024)	(161,007)	(49,201)	573,562	(52,216,308)	(74,948,347)
						$(26.61)
						2,816,074

See accompanying notes to unaudited pro forma condensed combined financial statements.

DIVINE INTERVENTURES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2000

	divine interVentures, inc.	Pro forma adjustments	Pro forma balances
Revenues	$ 5,214,969	$ 450,869 (g)	$ 5,665,838
Operating expenses:			
Cost of revenues (exclusive of $484,803 of amortization of stock-based compensation)	4,407,254	275,071 (g)	4,682,325
Selling, general and administrative (exclusive of $8,106,950 of amortization of stock-based compensation)	31,451,265	570,883 (g) 338,625 (i)	32,360,773
Research and development (exclusive of $72,710 of amortization of stock-based compensation)	1,595,665	117,296 (g)	1,712,961
Amortization of stock-based compensation	8,664,463	—	8,664,463
Total operating expenses	46,118,647	1,301,875	47,420,522
Operating loss	(40,903,678)	(851,006)	(41,754,684)
Other income (expense):			
Interest income	3,713,452	—	3,713,452
Interest expense	(302,064)	—	(302,064)
Other loss, net	(2,461)	—	(2,461)
Total other income (expense)	3,408,927	—	3,408,927
Loss before minority interest and equity in losses of associated companies	(37,494,751)	(851,006)	(38,345,757)
Minority interest	4,187,298	240,391 (h)	4,427,689
Equity in losses of associated companies	(10,877,751)	(2,569,791)(j)	(13,447,542)
Net loss	(44,185,204)	(3,180,406)	(47,365,610)
Accretion of preferred stock dividends and deemed dividends related to beneficial conversion feature in Series E and F preferred stock	(33,230,698)	—	(33,230,698)
Net loss applicable to common stockholders	$(77,415,902)	$(3,180,406)	$(80,596,308)
Basic and diluted net loss per share applicable to common stockholders	$ (7.79)		$ (8.11)
Shares used to compute basic and diluted net loss per share	9,941,917		9,941,917

1. Basis of Presentation

The unaudited pro forma condensed combined statement of operations for the period from May 7, 1999 through December 31, 1999 gives effect to the acquisitions of mindwrap, inc., LiveOnTheNet.com, Inc., i-Street, Inc., ViaChange.com, Inc., BeautyJungle.com, Inc., bid4real.com, inc., Westbound Consulting, Inc., Oilspot.com, Inc. and Web Design Group, Inc. and the acquisitions of significant minority ownership interest in sixteen equity method associated companies as if they had occurred on May 7, 1999 (Company's inception).

The following summarizes information concerning the estimated purchase price allocation for the acquisitions of the consolidated companies.

	Purchase price	Fair value of tangible net assets acquired	Goodwill and other intangible assets
1999 acquisitions	$20,405,275	2,213,274	18,192,001
2000 acquisitions	35,000,000	14,733,447	20,266,553

The effects of the acquisitions have been presented using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired, liabilities assumed and certain identifiable intangible assets based upon management's best preliminary estimate of fair value with any excess purchase price being allocated to goodwill. The preliminary allocation of the purchase price will be subject to further adjustments, as the Company finalizes its allocation of purchase price in accordance with generally accepted accounting principles. The pro forma adjustments related to the purchase price allocation of the acquisitions represent management's best estimate of the effects of the acquisitions.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2000 gives effect to the 2000 acquisitions, namely the acquisitions of ViaChange.com, Inc., bid4real.com, inc., Westbound Consulting, Inc., Oilspot.com, Inc. and Web Design Group, Inc. and the acquisitions of eleven equity method associated companies, as if they had occurred on January 1, 2000.

2. Pro Forma Statement of Operations Adjustments

December 31, 1999

The pro forma statement of operations adjustments for the period from May 7, 1999 (Company's inception) through December 31, 1999 consist of:

(a) The divine interVentures, inc. column has been adjusted to exclude all operating activity from acquisitions which occurred through December 31, 1999 for LiveOnTheNet.com, Inc., i-Street, Inc., OpinionWare.com, Inc., Outtask.com Inc., PocketCard Inc., Entrepower, Inc. and mindwrap, inc.

(b) Selling, general and administrative expenses have been adjusted to reflect the amortization of goodwill and other intangible assets associated with acquisitions of mindwrap, inc., LiveOnTheNet.com, Inc., i-Street, Inc., ViaChange.com, Inc., BeautyJungle.com, Inc., bid4real.com, Inc., Westbound Consulting, Inc., Oilspot.com, Inc. and Web Design Group, Inc. over a useful life of two to three years. The acquisitions are reflected as the later of either May 7, 1999 (Company's inception) or each respective company's inception date.

(c) Minority interest has been adjusted to reflect the minority interest portion of the operating loss in LiveOntheNet.com, Inc., i-Street, Inc., mindwrap, inc., ViaChange.com, Inc., BeautyJungle.com, Inc.,

bid4real.com, Inc., Westbound Consulting, Inc., Oilspot.com, Inc. and Web Design Group, Inc. The following table reflects the calculation of minority interest for each of these associated companies.

Associated company	Net income (loss)	Minority interest percentage	Minority interest
BeautyJungle.com, Inc.	$(6,124,581)	39.0%	$2,388,588
bid4real.com, inc.	(265,024)	45.7%	121,116
i-Street, Inc.	(29,175)	36.2%	10,561
LiveOnTheNet.com, Inc.	(2,007,511)	23.1%	463,735
mindwrap, inc.	(410,533)	2.9%	11,905
Oilspot.com, Inc.	(49,201)	44.4%	21,845
ViaChange.com, Inc.	(27,638)	30.0%	8,291
Web Design Group, Inc.	573,562	46.6%	(267,280)
Westbound Consulting, Inc.	(161,007)	48.0%	77,284
			$2,836,045

(d) Equity in losses of associated companies has been adjusted to reflect the Company's ownership interest in the income (loss) of the equity method associated companies and the amortization of the difference in the Company's carrying value in the associated company and the Company's ownership interest in the underlying net equity of the associated company over an estimated useful life of three years. The Company's equity income (loss) in each equity method associated company is as follows:

Associated company	Equity income (loss)
BidBuyBuild, Inc.	$ (323,178)
CapacityWeb.com, Inc.	(555,000)
closerlook, inc.	(2,901,569)
eFiltration.com, inc.	(629,490)
i-Fullfillment, Inc.	(1,158,677)
iGive.com, inc.	(1,027,958)
iSalvage.com, Inc.	(1,108,869)
Martin Partners, L.L.C.	183,809
Mercantec, Inc.	(4,607,913)
OpinionWare.com, inc.	(608,746)
Outtask.com Inc.	(1,147,052)
Perceptual Robotics, Inc.	(2,304,369)
PocketCard Inc.	(2,290,284)
Entrepower, Inc.	(113,682)
Whiplash, Inc.	(1,265,016)
Xippix, Inc.	(1,507,778)
	$(21,365,772)

(e) Reflects the reduction in interest expense of mindwrap, inc. and LiveOnTheNet.com, Inc. as a result of the forgiveness of debt by their former Parent companies, assuming that the forgiveness occurred on May 7, 1999.

(f) Shares used to compute basic and diluted net loss per share are based upon the weighted average number of common shares outstanding by the Company for the period from May 7, 1999 (inception) through December 31, 1999.

Based on the short period of time elapsed between the issuance of the Series E Preferred Stock on February 3, 2000 and the filing of the Company's Registration Statement on Form S-1 on February 14, 2000, the Company has recorded a non-cash preferred stock dividend of $18,284,327 which relates to the beneficial conversion feature associated with that preferred stock. Additionally, based on the short period of time elapsed between the issuance of the Series F Preferred Stock for collaboration and communication software on February 11, 2000 and the filing of the Company's Registration Statement on February 14, 2000, the Company has recorded a non-cash preferred stock dividend of $7,530,000 which relates to the beneficial conversion feature associated with that preferred stock. These deemed dividends have been included for purposes of determining basic and diluted net loss per common share.

Net loss per share is computed using the weighted average number of common shares outstanding during the period and the net loss available to common stockholders of $74,948,347, which includes preferred stock dividends of $29,334,379.

March 31, 2000

The pro forma statement of operations adjustments for the three months ended March 31, 2000 consist of:

(g) Revenues, cost of revenues, selling, general, and administrative expenses, and research and development expenses have been adjusted to include the amounts recognized by the consolidated companies in the first quarter but not recorded in the Company's consolidated statement of operations for the three months ended March 31, 2000.

(h) Minority interest has been adjusted to reflect the minority interest portion of the additional operating loss. The following table reflects the minority interest adjustment by associated company.

Associated company	Additional minority interest
bid4real.com, inc.	$127,279
Oilspot.com, Inc.	9,162
ViaChange.com, Inc.	300
Web Design Group, Inc.	33,973
Westbound Consulting, Inc.	69,677
	$240,391

(i) Selling, general and administrative expenses have been adjusted to reflect additional amortization of goodwill and other intangible assets, as follows:

Associated company	Additional amortization
bid4real.com, inc.	$ 99,363
Oilspot.com, Inc.	64,261
ViaChange.com, Inc.	64,425
Web Design Group, Inc.	100,353
Westbound Consulting, Inc.	10,223
	$338,625

(j) Equity in losses of associated companies has been adjusted to reflect the Company's ownership interest in the additional income (loss) of the equity method associated companies and the additional amortization of the excess investment over the Company's share of the equity in net assets of the equity method associated companies, as follows:

Associated company	Equity income (loss)
BidBuyBuild, Inc.	$ (252,045)
CapacityWeb.com, Inc.	(53,621)
closerlook, inc.	(514,302)
eFiltration.com, inc.	(163,101)
i-Fulfillment, Inc.	(153,584)
iGive.com, inc.	(176,203)
iSalvage.com, Inc.	(193,881)
Martin Partners, L.L.C.	81,088
Mercantec, Inc.	(643,372)
Perceptual Robotics, Inc.	(244,761)
Xippix, Inc.	(256,009)
	$(2,569,791)

INDEPENDENT AUDITORS' REPORT

The Board of Directors
mindwrap, inc.:

We have audited the accompanying balance sheets of mindwrap, inc. (a wholly-owned subsidiary of Metters Industries, Inc.) as of March 31, 1998 and 1999, and November 19, 1999, and the related statements of operations, net investment by Parent, and cash flows for the years ended March 31, 1998 and 1999, and for the period from April 1, 1999 through November 19, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of mindwrap, inc. as of March 31, 1998 and 1999, and November 19, 1999, and the results of its operations and its cash flows for the years ended March 31, 1998 and 1999, and for the period from April 1, 1999 through November 19, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

McLean, Virginia
January 21, 2000, except as to note 13,
    which is as of February 18, 2000

MINDWRAP, INC.
(a wholly-owned subsidiary of Metters Industries, Inc.)

BALANCE SHEETS

March 31, 1998 and 1999, and November 19, 1999

ASSETS	March 31, 1998	March 31, 1999	November 19, 1999
Current assets:			
Cash	$ 111,244	60,942	34,900
Accounts receivable	955,863	542,545	628,773
Inventory	380,318	29,251	13,200
Deposits and prepaid expenses	4,083	56,464	45,352
Total current assets	1,451,508	689,202	722,225
Property and equipment, net	155,238	219,439	197,874
Goodwill, net of accumulated amortization of $726,818, $1,114,454, and $1,331,947, respectively	1,211,343	823,707	469,934
Total assets	$2,818,089	1,732,348	1,390,033
LIABILITIES AND NET INVESTMENT BY PARENT			
Current liabilities:			
Accounts payable	$ 326,648	201,851	230,606
Accrued expenses	241,934	258,003	234,188
Deferred revenue	1,169,054	795,090	414,465
Current maturities of obligations under capital leases	34,002	44,790	51,872
Deferred taxes	38,000	—	—
Due to Parent	203,146	414,582	402,000
Total current liabilities	2,012,784	1,714,316	1,333,131
Obligations under capital leases, net of current portion	66,470	762	21,257
Total liabilities	2,079,254	1,715,078	1,354,388
Net investment by Parent	738,835	17,270	35,645
Total liabilities and net investment by Parent	$2,818,089	1,732,348	1,390,033

See accompanying notes to financial statements.

MINDWRAP, INC.
(a wholly-owned subsidiary of Metters Industries, Inc.)

STATEMENTS OF OPERATIONS

Years ended March 31, 1998 and 1999, and the
period from April 1, 1999 through November 19, 1999

	Years ended March 31,		Period from April 1, 1999 through November 19, 1999
	1998	1999	
Revenue	$4,943,641	4,519,945	2,301,990
Operating expenses:			
Costs of revenue	1,789,021	1,782,918	820,769
Selling, general and administrative	2,358,437	3,113,163	1,062,292
Research and development	390,063	32,879	356,453
Operating income (loss)	406,120	(409,015)	62,476
Other income (expense):			
Interest expense	(21,296)	(12,598)	(5,907)
Interest income	2,801	1,727	—
Total other income (expense)	(18,495)	(10,871)	(5,907)
Income (loss) before income taxes	387,625	(419,886)	56,569
Provision for income taxes	(197,000)	(121,000)	(7,000)
Net income (loss)	$ 190,625	(540,886)	49,569

See accompanying notes to financial statements.

MINDWRAP, INC.
(a wholly-owned subsidiary of Metters Industries, Inc.)

STATEMENTS OF NET INVESTMENT BY PARENT

Years ended March 31, 1998 and 1999, and the period from April 1, 1999 through November 19, 1999

	Capital contributed by Parent	Distributions to Parent	Retained earnings (deficit)	Net investment by Parent
Balance at March 31, 1997	$2,389,925	—	(1,310,699)	1,079,226
Distribution to Parent	—	(531,016)	—	(531,016)
Net income	—	—	190,625	190,625
Balance at March 31, 1998	2,389,925	(531,016)	(1,120,074)	738,835
Distribution to Parent	—	(180,679)	—	(180,679)
Net loss	—	—	(540,886)	(540,886)
Balance at March 31, 1999	2,389,925	(711,695)	(1,660,960)	17,270
Distribution to Parent	—	(31,194)	—	(31,194)
Net income	—	—	49,569	49,569
Balance at November 19, 1999	$2,389,925	(742,889)	(1,611,391)	35,645

See accompanying notes to financial statements.

MINDWRAP, INC.
(a wholly-owned subsidiary of Metters Industries, Inc.)

STATEMENTS OF CASH FLOWS

Years ended March 31, 1998 and 1999, and the
period from April 1, 1999 through November 19, 1999

	Years ended March 31,		Period from April 1, 1999 through November 19, 1999
	1998	1999	
Cash flows from operating activities:			
Net income (loss)	$ 190,625	(540,886)	49,569
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	461,156	483,984	280,933
Deferred taxes	38,000	(38,000)	—
Changes in assets and liabilities:			
Accounts receivable	(711,384)	413,318	(86,228)
Inventory	(379,343)	351,067	16,051
Deposits and prepaid expenses	45,458	(52,381)	11,112
Accounts payable	241,602	(124,797)	28,755
Accrued expenses	88,817	16,069	(23,815)
Deferred revenue	859,893	(373,964)	(380,625)
Due to Parent	10,146	211,436	(12,582)
Net cash provided by (used in) operating activities	844,970	345,846	(116,830)
Cash flows from investing activities:			
Purchases of equipment	(53,618)	160,549	—
Income tax refunds reducing goodwill	—	—	136,280
Net cash provided by (used in) investing activities	(53,618)	(160,549)	136,280
Cash flows from financing activities:			
Payments under capital lease obligations	(45,287)	(54,920)	(14,298)
Distributions to Parent	(531,016)	(180,679)	(31,194)
Proceeds from line of credit	175,000	—	—
Repayments on line of credit	(375,000)	—	—
Net cash used in financing activities	(776,303)	(235,599)	(45,492)
Net increase (decrease) in cash	15,049	(50,302)	(26,042)
Cash, beginning of period	96,195	111,244	60,942
Cash, end of period	$ 111,244	60,942	34,900
Supplemental disclosure of cash flow information— cash paid for interest	$ 20,222	13,672	4,882
Supplemental disclosure of noncash investing activities— capital lease obligations	$ 145,759	—	41,875

See accompanying notes to financial statements.

F-40

MINDWRAP, INC.
(a wholly-owned subsidiary of Metters Industries, Inc.)
NOTES TO FINANCIAL STATEMENTS

(1) Organization and Business

mindwrap, inc., a Virginia corporation (the Company), is a wholly-owned subsidiary of Metters Industries, Inc. (Metters or the Parent). The Company specializes in the design and development of software products and services for Internet and Intranet enabled document management systems including storage and retrieval, document imaging, workflow, text search, and computer output to laser disk (COLD) that run in a client server environment on a variety of platforms.

In May 1996, Metters acquired all of the outstanding stock of the Company in exchange for Metters common stock. The transaction was accounted for using the purchase method. The purchase price of approximately $2,527,000 was allocated to the net assets acquired based upon their estimated fair values. The excess of the purchase price over the estimated fair value of the net assets acquired, which approximated their historical recorded book amounts, of approximately $1,938,000 was recorded as goodwill by Metters and is being amortized on a straight-line basis over five years. The fair value adjustments of all assets and liabilities, including the amounts recorded as goodwill and its related amortization, have been reflected in the accompanying financial statements of the Company.

The Company operates in a highly competitive marketplace and depends on proprietary technology, and attracting and retaining key personnel. The Company depends, in part, on financing from its Parent. There can be no assurance that the Company or its Parent will be able to raise additional capital to expand the Company's business activities, if necessary.

On November 19, 1999, the Parent entered into a purchase agreement (the ''Agreement'') with a third party. Under the terms of the Agreement, the third party acquired all of the outstanding common stock of the Company, subject to normal conditions of closing.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements include the accounts of mindwrap, inc., a wholly-owned subsidiary of Metters Industries, Inc.

(b) Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company accounts for software transactions in accordance with Statement of Position (''SOP'') 97-2, *Software Revenue Recognition*. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements, such as software products, upgrades/enhancements, post-contract customer

support, installation, and training, to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software licenses where the separate service elements are not essential to functionality of the other elements is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. When the separate service elements are essential to the functionality of the other elements, software license revenues are recognized according to the contract accounting provisions outlined in SOP 81-1, *Accounting for Performance of Construction-Type and Certain Performance-Type Contracts*, specifically the percentage of completion method. The revenue allocated to post-contract customer support is recognized ratably over the term of the support, and revenue allocated to service elements such as training, installation and customization is recognized as the services are performed. Consulting revenue is also recognized as the services are performed. Revenue from equipment sales is recognized upon shipment. Amounts received in advance of meeting the revenue recognition criteria are deferred.

(d) Inventories

Inventories, which consist primarily of finished goods, are stated at the lower of cost or market. Cost is determined on a specific identification basis.

(e) Property and Equipment

Property and equipment is carried at historical cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method based on the estimated remaining useful lives of the assets as follows:

Computer equipment	3 to 5 years
Furniture and fixtures	5 years
Capital leases	Shorter of estimated life or lease term

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f) Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at March 31, 1998 or 1999, or November 19, 1999.

(g) Software Development Costs

Product development expenses are expensed as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* does not materially affect the Company.

(h) Goodwill

The excess of cost over the fair value of net tangible and identifiable intangible assets acquired has been assigned to goodwill and is being amortized using the straight-line method over five years.

During the period from April 1, 1999 through November 19, 1999, the Company received refunds of $136,280 of previously paid income taxes for periods prior to the acquisition by Metters. Such refunds have been recognized as a reduction of the goodwill from the acquisition by Metters.

(i) Income Taxes

The Company is included in the consolidated Federal and state returns of the Parent. However, the Company recognizes its provisions for income taxes as if the Company files its income tax returns separately. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Annually, the Parent charges (reimburses) the Company for its Federal and state income tax expense (benefit). Deferred income tax assets (liabilities) represent amounts to be recovered from (settled with) the Parent. These amounts are included in Due to Parent in the accompanying balance sheets. The tax attributes of the Parent are considered in assessing the recoverability of the Company's Federal and state deferred tax assets.

(j) Comprehensive Income (Loss)

In June 1997, the FASB issued SFAS No. 130, *Reporting Comprehensive Income*. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company has no amounts associated with the components of other comprehensive income (loss) in the Company's financial statements.

(k) Services Provided by the Parent

Through November 19, 1999, the Parent provided certain services to the Company, including marketing, financial, and administrative support, and insurance. Certain costs of such services were charged to the Company by the Parent and may not be reflective of the actual costs of such services had they been provided by unrelated third parties.

(3) Property and Equipment

Property and equipment consists of the following at March 31, 1998 and 1999, and November 19, 1999:

| | March 31, | | November 19, |
	1998	1999	1999
Computer equipment	$499,149	659,698	701,573
Furniture and fixtures	3,862	3,862	3,862
	503,011	663,560	705,435
Less accumulated depreciation and amortization . .	(347,773)	(444,121)	(507,561)
	$155,238	219,439	197,874

(4) Lease Commitments

The Company has noncancelable operating and capital lease commitments for office space and computer equipment, respectively. The future minimum lease payments as of November 19, 1999 are as follows:

Year ending March 31,	Operating	Capital
2000	$13,644	57,159
2001	—	22,710
2002	—	1,856
Total minimum lease payments	$13,644	81,725
Less amount representing interest		(8,596)
Present value of minimum lease payments		73,129
Less current maturities of obligations under capital leases		(51,872)
Obligations under capital leases, net of current maturities		$21,257

Rental expense under operating leases was approximately $55,000, $73,000, and $25,000 for the years ended March 31, 1998 and 1999, and the period from April 1, 1999 through November 19, 1999, respectively. Cost and accumulated amortization for computer equipment under capital leases at November 19, 1999 are approximately $129,000 and $64,600, respectively.

(5) Net Investment by Parent

Net investment by Parent represents the net equity of the Company. Net investment by Parent is increased (decreased) for the Company's net income (loss) and contributions (distributions). As of March 31, 1998 and 1999, and November 19, 1999, the Company had 100,000 shares of common stock authorized, no par value, and 66,911 shares issued and outstanding, all of which was held by the Parent. During the years ended March 31, 1998 and 1999, and the period from April 1, 1999 through November 19, 1999, all of the outstanding common stock of the Company was pledged as collateral by the Parent to secure a line of credit from a bank.

(6) Accounts Receivable

Accounts receivable consists of the following at March 31, 1998 and 1999, and November 19, 1999:

	March 31,		November 19,
	1998	1999	1999
Billed	$621,760	534,229	628,773
Unbilled	334,103	8,316	—
	$955,863	542,545	628,773

The unbilled amounts are due within one year and are billed on the basis of contract terms and delivery schedules.

(7) Accrued Expenses

Accrued expenses consists of the following at March 31, 1998 and 1999, and November 19, 1999:

	March 31,		November 19,
	1998	1999	1999
Accrued compensation and benefits	$166,802	185,751	228,478
Other	75,132	72,252	5,710
	$241,934	258,003	234,188

(8) Related Party Transactions

During the years ended March 31, 1998 and 1999, and the period from April 1, 1999 through November 19, 1999, the Parent collected cash from customers on behalf of the Company in the amounts of $531,016, $180,679, and $31,194, respectively, each of which are reflected as distributions to the Parent in the accompanying financial statements of the Company.

During the years ended March 31, 1998 and 1999, and the period from April 1, 1999 through November 19, 1999, the Company incurred expenses of approximately $141,000, $159,000 and $98,000, respectively, for certain support services provided by the Parent. At March 31, 1998 and 1999, and November 19, 1999, the Company owed $44,146, $96,582, and $0, respectively, to the Parent in connection with the support services.

(9) Note Payable

During fiscal year 1998, the Company had a $200,000 line of credit with a financial institution payable on demand with an interest rate at the bank's prime rate plus 1 percent. The loan was guaranteed and secured by the personal assets of certain stockholders of the Parent who were stockholders of the Company prior to its acquisition by the Parent. The line of credit expired in May 1998, and the Company did not renew the line of credit. The Company had no outstanding balance under the line of credit as of March 31, 1998.

(10) Income Taxes

The components of the income tax provisions for the years ended March 31, 1998 and 1999, and the period from April 1, 1999 through November 19, 1999 are as follows:

	Years ended March 31,		Period from April 1, 1999 through November 19, 1999
	1998	1999	
Current:			
Federal	$135,150	102,850	5,950
State	23,850	18,150	1,050
	159,000	121,000	7,000
Deferred:			
Federal	32,300	—	—
State	5,700	—	—
	38,000	—	—
	$197,000	121,000	7,000

The actual income tax provision differs from the expected income tax provision (benefit) computed using the statutory Federal income tax rate of 34 percent applied to pretax income (loss) as a result of the following:

	Years ended March 31,		Period from April 1, 1999 through November 19, 1999
	1998	1999	
Computed "expected" tax provision (benefit)	$131,793	(142,761)	19,233
Increase (reduction) in income taxes resulting from:			
Increase (decrease) in the beginning of the period valuation allowance	(89,848)	95,723	(36,723)
Amortization of goodwill	151,308	151,308	74,510
Income tax refunds received	—	—	(77,000)
Other, net	3,747	16,730	26,980
	$197,000	121,000	7,000

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of March 31, 1998 and 1999, and November 19, 1999 are as follows:

| | March 31, | | November 19, |
	1998	1999	1999
Deferred tax assets:			
Book depreciation in excess of tax depreciation .	$56,881	54,649	22,500
Other accruals	38,760	44,400	36,500
Total deferred tax assets	95,641	99,049	59,000
Deferred tax liabilities:			
Unbilled accounts receivable	133,641	3,326	—
Total deferred tax liabilities	133,641	3,326	—
Valuation allowance	—	(95,723)	(59,000)
Net deferred tax liability	$38,000	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are available to reduce income taxes payable, management has established a valuation allowance for the full amount of the net deferred tax assets at March 31, 1999 and November 19, 1999. The net change in the valuation allowance during the period from April 1, 1999 through November 19, 1999 was a decrease of $36,723. No income tax payments were made during the years ended March 31, 1998 and 1999, or the period from April 1, 1999 through November 19, 1999.

(11) Retirement Plan

The Company maintains a qualified defined contribution retirement plan under the provisions of Internal Revenue Code Section 401(k). The participants may contribute any whole percentage of salary each pay period, subject to Federal limitations. The Company may make discretionary contributions to the Plan. During the years ended March 31, 1998 and 1999, and the period from April 1, 1999 through November 19, 1999, the Company made no discretionary contributions to the Plan.

(12) Significant Customers

During the year ended March 31, 1998, the Company generated approximately 44 percent of its total revenue from three customers. During the year ended March 31, 1999, the Company generated approximately 37 percent of its total revenue from three customers. During the period from April 1, 1999 through November 19, 1999, the Company generated approximately 31 percent of its total revenue from three customers. At March 31, 1998 and 1999, and November 19, 1999, accounts receivable from these customers was approximately $68,700, $269,800, and $151,400, respectively.

(13) Subsequent Event

Effective February 18, 2000, the Company changed its name from Blueridge Technologies, Incorporated to mindwrap, inc. All references to the Company's name have been reflected as mindwrap, inc. within these financial statements.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
BeautyJungle.com, Inc.:

We have audited the accompanying balance sheet of BeautyJungle.com, Inc. (a development stage enterprise) as of December 31, 1999, and the related statements of operations, stockholders' equity/(deficit), and cash flows for the period from May 11, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BeautyJungle.com, Inc. (a development stage enterprise) as of December 31, 1999 and the results of its operations and its cash flows for the period from May 11, 1999 (inception) through December 31, 1999 in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
February 28, 2000,
   except for note 10,
   which is as of March 13, 2000

BEAUTYJUNGLE.COM, INC.
(a development stage enterprise)

BALANCE SHEET

December 31, 1999

ASSETS

Current assets:

Cash and cash equivalents	$ 188,779
Accounts receivable	10,729
Inventory	1,146,888
Prepaid expenses	146,874
Other current assets	136,125
Total current assets	1,629,395
Property and equipment, net	1,202,368
Other assets	254,900
Total assets	$ 3,086,663

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Current liabilities:

Accounts payable	$ 4,717,452
Accrued expenses	414,316
Deferred rent	16,350
Capital lease obligation	30,255
Notes payable to related parties	3,500,000
Total current liabilities	8,678,373
Deferred rent, less current portion	70,744
Capital lease obligation, less current portion	115,820
Total liabilities	8,864,937

Stockholders equity/(deficit):

Common stock, $.001 par value. 47,000,000 shares authorized; 17,217,632 shares issued and outstanding	17,218
Series A preferred stock, $.001 par value. 18,137,500 shares authorized; 18,137,500 shares issued and outstanding	18,137
Additional paid-in capital	3,472,299
Subscription receivable	(3,390)
Deficit accumulated during the development stage	(9,282,538)
Total stockholders' equity/(deficit)	(5,778,274)
Total liabilities and stockholders' equity/(deficit)	$ 3,086,663

See accompanying notes to financial statements.

BEAUTYJUNGLE.COM, INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS

Period from May 11, 1999 (inception) through December 31, 1999

Net revenue	$ 196,730
Operating expenses:	
Cost of sales	108,712
General and administrative	5,216,074
Sales and marketing	4,065,678
Depreciation and amortization	45,350
Total operating expenses	9,435,814
Operating loss	(9,239,084)
Other income (expense):	
Interest income	3,189
Interest expense	(46,643)
Total other income (expense)	(43,454)
Net loss	$(9,282,538)

See accompanying notes to financial statements.

BEAUTYJUNGLE.COM, INC.

(a development stage enterprise)

STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)

Period from May 11, 1999 (inception) through December 31, 1999

	Common stock		Preferred stock		Additional paid-in capital	Subscription receivable	Deficit accumulated during the development stage	Total stockholders' equity/(deficit)
	Shares	Amount	Shares	Amount				
Balance as of May 11, 1999 (inception)	—	$ —	—	$ —	—	—	—	—
Issuance of common stock in formation of the Company, adjusted for stock split	16,950,000	16,950	—	—	(13,560)	(3,390)	—	—
Exercise of stock options	267,632	268	—	—	26,496	—	—	26,764
Issuance of Series A preferred stock	—	—	18,137,500	18,137	3,609,363	—	—	3,627,500
Costs related to the issuance of Series A preferred stock	—	—	—	—	(150,000)	—	—	(150,000)
Net loss	—	—	—	—	—	—	(9,282,538)	(9,282,538)
Balance as of December 31, 1999	17,217,632	$17,218	18,137,500	$18,137	3,472,299	(3,390)	(9,282,538)	(5,778,274)

See accompanying notes to financial statements.

BEAUTYJUNGLE.COM, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from May 11, 1999 (inception) through December 31, 1999

Cash flows from operating activities:	
Net loss	$(9,282,538)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	45,350
Changes in assets and liabilities:	
Accounts receivable	(10,729)
Inventory	(1,146,888)
Prepaid expenses	(146,874)
Other current assets	(136,125)
Other assets	(254,900)
Accounts payable	4,717,452
Accrued expenses	414,316
Deferred rent	87,094
Net cash used in operating activities	(5,713,842)
Cash flows from investing activities—additions to property and equipment	(1,034,108)
Cash flows from financing activities:	
Proceeds from issuance of preferred stock, net of issuance costs	3,477,500
Proceeds from notes payable to related parties	3,500,000
Proceeds from issuance of common stock	26,764
Payments on capital lease obligation	(67,535)
Net cash provided by financing activities	6,936,729
Net increase in cash and cash equivalents	188,779
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$ 188,779
Supplemental disclosure of cash flow information—interest paid	$ 1,736
Supplemental disclosure of noncash financing activity—equipment under capital lease	$ 213,610

See accompanying notes to financial statements.

BEAUTYJUNGLE.COM, INC.
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS

(1) Nature of the Business

BeautyJungle.com, Inc. (the Company) was incorporated on May 11, 1999 as a C corporation. The Company sells a wide range of cosmetics, fragrances, and personal care products through its website, *www.BeautyJungle.com*.

Since inception, the Company has devoted substantially all of its efforts to business planning, product development, acquiring operating assets, raising capital, marketing, and business development activities. Accordingly, the Company is in the development stage, as defined by Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises*.

The Company has incurred losses since inception. Should the Company be unable to generate significant net revenues and realize cash flows from operations in the near term, the Company may require additional equity or debt financing to meet working capital needs and to fund operating losses. Although management believes the Company could obtain such financing, there can be no assurances that such financing will be available in the future at terms acceptable to the Company.

The Company is subject to risks and uncertainties common to growing technology-based companies, including technological change, growth and commercial acceptance of the Internet, dependence on principal products and third-party technology, new product development and performance, new product introductions and other activities of competitors, and its limited operating history.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Restricted Cash

At December 31, 1999, the Company maintained a $100,000 certificate of deposit in support of its merchant service agreement and a $209,375 certificate of deposit in support of a letter of credit related to one of its operating leases (see note 5). At December 31, 1999, $134,895 and $174,480 were included in current and non-current other assets, respectively.

(d) Accounts Receivable

Accounts receivable represents amounts due from credit card purchases net of service fees to the credit card processors.

(e) Impairment of Long-Lived Assets

In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

(f) Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

(g) Financial Instruments

The fair value of the Company's financial instruments were not materially different from their carrying values as of December 31, 1999.

(h) Revenue Recognition

Revenue, net of returns and allowances, is recognized upon shipment of products to the customer.

(i) Inventory

Inventory is recorded at cost using the first-in, first-out (FIFO) method.

(j) Computer Software/Website Development

The Company has adopted the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, certain costs to develop internal-use computer software are capitalized provided these costs will be recoverable. During the period from May 11, 1999 (inception) through December 31, 1999, $1,092,600 related to website development was incurred. This amount was expensed due to the uncertainty of recovery.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Option Plan

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock Based Compensation.* SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock based compensation. The disclosures are presented in note 8. The Company accounts for stock based compensation as prescribed under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the option exercise price and is charged to operations over the vesting period.

(m) Advertising Expenses

Advertising expenses are charged to operations during the period in which they are incurred. The total amount of advertising expenses charged to operations was $3,282,031 for the period from May 11, 1999 (inception) through December 31, 1999.

(n) Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with one financial institution.

(3) Property and Equipment

Property and equipment, including assets under capital lease, consist of the following:

	December 31, 1999
Furniture and fixtures	$ 194,272
Equipment	664,799
Computers	208,734
Software	5,969
Leasehold improvements	173,944
	1,247,718
Less accumulated depreciation and amortization	(45,350)
Property and equipment, net	$1,202,368

(4) Income Taxes

The provision for income taxes differs from the amounts which would result by applying the applicable Federal income tax rate of 34% to income before provision for income taxes for the period from May 11, 1999 (inception) through December 31, 1999 as follows:

Expected income tax benefit	$(3,156,063)
State income tax benefit, net of Federal taxes	(556,952)
Permanent differences	8,596
Effect of change in valuation allowance	3,704,419
	$ —

Temporary differences giving rise to significant portions of the deferred tax assets and liabilities as of December 31, 1999 are as follows:

Deferred tax assets:	
Net operating losses	$2,502,817
Start-up costs	1,185,398
Deferred rent	34,838
Total deferred tax assets	3,723,053
Deferred tax liabilities—depreciation	(18,634)
Net deferred tax assets	3,704,419
Valuation allowance	(3,704,419)
Net deferred tax assets	$ —

The Company has a net operating loss carryforward of approximately $6,257,043 which expires in 2019. The Company has recorded a full valuation allowance against its net deferred tax assets since management believes that, after considering all the available objective evidence, it is more likely than not that these assets will not be realized.

(5) Commitments

On October 6, 1999, the Company obtained a letter of credit in the amount of $209,375 as security for one of its lease agreements. At December 31, 1999, the letter of credit was unused. Under the terms of the lease, the amount of the letter of credit is scheduled to decrease in accordance with the following:

Effective date	Aggregate amount
October 1, 2000	$174,480
October 1, 2001	139,585
October 1, 2002	104,690

On February 25, 2000, the Company signed a 10 year lease for office space, commencing August 1, 2000 through July 31, 2010. The Company must provide security of $349,700 either in the form of a letter of credit or surety bond. The security requirements decline to $202,600 effective August 1, 2005 through July 31, 2006, and to $48,200 effective August 1, 2006 through July 31, 2010. Under the terms of the lease, the Company must pay rent and its proportionate share of operating expenses, as determined by the lessor. Minimum noncancelable lease commitments under this agreement are included in the table below under Operating Lease Agreements.

Operating Lease Agreements

The Company has various lease agreements for real and personal property. These obligations extend through 2010 and in some cases contain renewal options. As of December 31, 1999, future minimum lease payments for noncancelable operating leases in excess of one year are as follows:

2000	$ 679,570
2001	897,888
2002	923,822
2003	817,002
2004	780,022
Thereafter	2,517,469
Total	$6,615,773

Rental expense on all operating leases totaled $277,100 for the period from May 11, 1999 (inception) through December 31, 1999.

Capital Leases

The following are the future minimum lease payments related to the Company's capital lease obligations:

2000	$ 38,356
2001	43,917
2002	43,917
2003	25,381
2004	17,012
	168,583
Less amounts representing interest	(22,508)
Present value of minimum lease payments	146,075
Less current maturities	(30,255)
	$115,820

Other Commitments

The Company has entered into three noncancelable agreements with companies that provide services related to the installation, implementation, hosting, and administration of the Company's website. The Company is obligated under these agreements as follows:

2000	$339,216
2001	226,144
Total	$565,360

The Company also has various other commitments for advertising and marketing totaling approximately $3,000,000 which are expected to be paid in 2000. These commitments are in the ordinary course of business and will be expensed as incurred in accordance with the Company's advertising policy described in note 2.

(6) Notes Payable to Related Parties

From October through December 1999, the Company entered into promissory notes with the chief executive officer aggregating $2,500,000. The notes bear interest at 9% per annum and are payable upon demand. The principal of the notes may be prepaid, in whole or in part, without penalty or premium, at any time and are convertible to Series B preferred stock (see note 10). On January 11, 2000, principal of $708,000 was repaid along with accrued interest of $42,000. The Company also entered into a $1,000,000 promissory note with a member of the Company's Board of Directors on December 15, 1999. This note includes the same terms and conditions as the notes with the chief executive officer. On January 11, 2000, this note was repaid in full including accrued interest of $6,600.

(7) Capital Stock

On June 22, 1999, the Board of Directors authorized the issuance and sale of Series A preferred stock, which is convertible into shares of the Company's common stock. The Board of Directors reserved 13,381,579 shares of common stock for issuance upon conversion of the Series A preferred stock. On September 15, 1999, the number of reserved shares of common stock for such conversion increased to 16,180,559. Any holder of Series A preferred stock may at any time convert all or any number of shares into a number of shares of common stock based on the conversion price in effect at such time. At December 31, 1999, each share of preferred stock was convertible into 0.89 shares of common stock. Each share of preferred stock entitles the holder to have the number of votes equal to the number of shares of common stock into which such shares of preferred stock are then convertible. The holders of preferred stock are entitled to receive payment of dividends or other distributions declared on common stock based on the amount of common shares the holder would have upon conversion. The Series A preferred shares rank senior to the common stock upon liquidation of the Company.

On June 22, 1999, the Board of Directors declared a five-for-one stock split. The par value of the common stock was maintained at the pre-split amount of $.001 per share. The stock split has been reflected in the accompanying financial statements, and all applicable references to the number of common shares have been restated on a retroactive basis.

On January 11, 2000, the Company entered into a Series B preferred stock purchase agreement (the Agreement) with a third party. Under the terms of the Agreement, the Company issued 35,168,864 shares of Series B convertible preferred stock for $10 million in gross proceeds and agreed to issue an additional 35,168,864 shares of Series B convertible preferred stock at a second closing.

The Series B preferred stock has the same voting and dividend rights as Series A, however, the Series B preferred stock ranks senior to the Series A preferred stock and common stock upon liquidation of the Company. The Series B preferred stock is convertible into one share of common stock at any time. In addition, two-thirds of the Series B preferred stockholders may elect on January 11, 2005 to have the Company redeem all Series B preferred stock outstanding at the Series B redemption price which is the per share purchase price plus any accrued and unpaid dividends. All preferred stock will automatically convert upon a qualified public offering, as defined in the respective preferred stock agreements.

As of the closing of the Agreement, the Company's authorized capital stock consisted of 142,000,000 shares of common stock, 18,137,500 shares of Series A convertible preferred stock, and 70,500,000 shares of Series B convertible preferred stock.

(8) Options

The Company has an option plan providing for the issuance of options for common stock to employees, directors, consultants, and contractors. This plan permits the Company to issue options on terms that the Company determines appropriate. Such terms include exercise price, number of options, vesting dates, and other terms. The Company reserved 9,317,543 shares of common stock for issuance of awards under the plan.

The Company applies APB No. 25 and related interpretations in accounting for its plan. Had compensation cost for the Company's options been determined consistent with SFAS No. 123, the net loss would have increased to the pro forma amount indicated below:

Net loss:

As reported	$(9,282,538)
Pro forma	(9,358,994)

For purposes of calculating the compensation costs consistent with SFAS No. 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the period from May 11, 1999 (inception) through December 31, 1999: no expected dividend yield; no expected volatility; risk free interest rates of 5.92–6.16%; and expected lives ranging from one-half of one year to four years.

Additional information on options is as follows:

	Number of options	Weighted average exercise price
Options outstanding as of May 11, 1999 (inception)	—	$ —
Granted	5,267,868	0.10
Exercised	(267,632)	0.10
Forfeited	(10,000)	0.10
Options outstanding as of December 31, 1999	4,990,236	$0.10

Following is a summary of outstanding options as of December 31, 1999:

	Options outstanding			Options exercisable	
Exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$0.10	4,990,236	9.7 years	$0.10	1,029,243	$0.10

The weighted average minimum value of options granted during the period from May 11, 1999 (inception) to December 31, 1999 was $0.07.

(9) 401(k) Savings Plan

The Company sponsors a 401(k) savings plan (the Plan) covering substantially all employees. Employees may contribute up to the maximum limits set by the Internal Revenue Code for tax-deferred treatment. The Company does not contribute to the Plan.

(10) Subsequent Event

On March 13, 2000, the Company sold 35,168,864 shares of Series B convertible preferred stock for $10.0 million in gross proceeds pursuant to the terms of the Series B preferred stock purchase agreement (see note 7). The proceeds were comprised of cash of $9.4 million and conversion of $0.6 million of the $2.5 million notes payable to a related party described in note 6.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
bid4real.com, inc.:

We have audited the accompanying balance sheet of bid4real.com, inc. (a development stage enterprise) as of December 31, 1999, and the related statements of operations, stockholder's deficit, and cash flows for the period from December 13, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of bid4real.com, inc. (a development stage enterprise) as of December 31, 1999, and the results of its operations and its cash flows for the period from December 13, 1999 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
February 7, 2000

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bid4Real.com LLC:

We have audited the accompanying balance sheet of Bid4Real.com LLC (a development stage enterprise) as of December 31, 1999, and the related statements of operations, members' deficit, and cash flows for the period from July 15, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bid4Real.com LLC (a development stage enterprise) as of December 31, 1999, and the results of its operations and its cash flows for the period from July 15, 1999 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
February 7, 2000

BID4REAL.COM, INC.
(a development stage enterprise)

BALANCE SHEETS

December 31, 1999

	bid4real.com, inc.	Bid4Real.com LLC	bid4real.com, inc. Pro forma
			(unaudited)
Assets			
Current assets:			
Cash	$390,607	75	390,682
Due from Bid4Real.com LLC	109,393	—	—
Other current assets	—	57,498	57,498
Total current assets	500,000	57,573	448,180
Web site development, at cost	—	48,862	48,862
Property and equipment, at cost	—	35,323	35,323
Total assets	$500,000	141,758	532,365
Liabilities and Deficit			
Current liabilities:			
Accounts payable	$ —	88,513	88,513
Accrued expenses	1,747	80,228	81,975
Convertible note payable	500,000	—	500,000
Due to bid4real.com, inc.	—	109,393	—
Related party promissory notes payable	—	114,796	114,796
Total current liabilities	501,747	392,930	785,284
Series A-1 redeemable convertible preferred stock, $.001 par value; 7,000,000 shares authorized; none issued and outstanding	—	—	—
Series A-2 redeemable convertible preferred stock, $.001 par value; 7,000,000 shares authorized; none issued and outstanding	—	—	—
Equity (deficit):			
Members' equity:			
Member contributions	—	14,000	—
less: member contributions receivable	—	(1,895)	—
Stockholder's equity:			
Class A common stock, $.001 par value; 15,031,842 shares authorized; none issued and outstanding at December 31, 1999; 5,879,999 issued in merger	—	—	5,880
Class B common stock, $.001 par value; 7,000,000 shares authorized; none issued and outstanding	—	—	—
Common stock, $.001 par value; 2,000 shares authorized; 1 share issued and outstanding; cancelled in merger ...	—	—	—
Additional paid-in capital	—	—	6,225
Deficit accumulated during the development stage	(1,747)	(263,277)	(265,024)
Total deficit	(1,747)	(251,172)	(252,919)
Total liabilities and deficit	$500,000	141,758	532,365

See accompanying notes to financial statements.

BID4REAL.COM, INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS

	Period from December 13, 1999 (inception) through December 31, 1999 bid4real.com, inc.	Period from July 15, 1999 (inception) through December 31, 1999 Bid4Real.com LLC	bid4real.com, inc. Pro forma
			(unaudited)
Revenues	$ —	—	—
Operating expenses:			
Payroll related expenses	—	151,016	151,016
General and administrative	—	108,584	108,584
Total operating expenses	—	259,600	259,600
Interest expense	1,747	3,677	5,424
Net loss	$(1,747)	(263,277)	(265,024)

See accompanying notes to financial statements.

BID4REAL.COM, INC.
(a development stage enterprise)

STATEMENT OF STOCKHOLDER'S DEFICIT

Period from December 13, 1999 (inception) through December 31, 1999

	Common stock		Additional paid-in capital	Deficit accumulated during the development stage	Total stockholder's deficit
	Shares	Amount			
Balance at December 13, 1999 (inception)	—	$—	—	—	—
Issuance of common stock in formation of the Company	1	—	—	—	—
Net loss	—	—	—	(1,747)	(1,747)
Balance at December 31, 1999	1	$—	—	(1,747)	(1,747)

See accompanying notes to financial statements.

F-61

BID4REAL.COM, INC.

(a development stage enterprise)

STATEMENT OF MEMBERS' DEFICIT

Period from July 15, 1999 (inception) through December 31, 1999

	Members' deficit Bid4Real.com LLC
Balance at July 15, 1999 (inception)	$ —
Contributed capital	14,000
Member contributions receivable	(1,895)
Net loss	(263,277)
Balance at December 31, 1999	$(251,172)

See accompanying notes to financial statements.

BID4REAL.COM, INC.

(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from December 13, 1999 (inception) through December 31, 1999

	bid4real.com, inc.
Cash flows from operating activities:	
Net loss	$ (1,747)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities—	
Accrued expenses	1,747
Net cash used in operating activities	—
Cash flows from financing activities:	
Issuance of convertible note payable	500,000
Advance to Bid4Real.com LLC	(109,393)
Net cash provided by financing activities	390,607
Net increase in cash	390,607
Cash at beginning of period	—
Cash at end of period	$390,607

See accompanying notes to financial statements.

BID4REAL.COM, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from July 15, 1999 (inception) through December 31, 1999

	Bid4Real.com LLC
Cash flows from operating activities:	
Net loss	$(263,277)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Other assets	(57,498)
Accounts payable	88,513
Accrued expenses	80,228
Net cash used in operating activities	(152,034)
Cash flows from investing activities:	
Web site development costs	(48,862)
Purchases of property and equipment	(35,323)
Net cash used in investing activities	(84,185)
Cash flows from financing activities:	
Proceeds from member contributions	12,105
Advance from bid4real.com, inc.	109,393
Issuance of promissory notes to members	114,796
Net cash provided by financing activities	236,294
Net increase in cash	75
Cash at beginning of period	—
Cash at end of period	$ 75

See accompanying notes to financial statements.

BID4REAL.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Description of the Business and Basis of Presentation

bid4real.com, inc. ("the Company") was incorporated as a Subchapter C-corporation on December 13, 1999. Bid4Real.com LLC was established as a limited liability company on July 15, 1999. On January 12, 2000, Bid4Real.com LLC merged with bid4real.com, inc. under the terms of an agreement and plan of merger between Bid4Real.com LLC and bid4real.com, inc. Upon completion of the merger, (i) each member of Bid4Real.com LLC will convert each incremental 1% ownership into 58,800 shares of bid4real.com, inc. Class A common stock, (ii) Bid4Real.com LLC will dissolve and (iii) the assets and liabilities of Bid4Real.com LLC will be transferred to the Company. The merger will be accounted for as a combination of entities under common control and, accordingly, the transfer of the assets and liabilities of Bid4Real.com LLC to the Company will be recorded by the Company at historical carrying values. The pro forma effect of the combination on reported financial position and results of operations is disclosed in the accompanying balance sheet and statement of operations as of and for the period from July 15, 1999 through December 31, 1999.

The Company is an Internet-based business focused on providing real estate auction over the Internet. The Company's web site began on January 11, 2000 and is expected to become fully operational in February 2000.

Since inception, the Company has devoted substantially all of its efforts to business planning, product development, acquiring operating assets, raising capital, marketing and business development activities. Accordingly, the Company was in the development stage during 1999, as defined by Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises.*

bid4real.com, inc. is subject to risks and uncertainties common to growing technology-based companies, including technological change, growth and commercial acceptance of the Internet, dependence on principal products and third party technology, new product development and performance, new product introductions and other activities by competitors, and its limited operating history.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Property and Equipment

Property and equipment, consisting primarily of computer equipment, is stated at cost. Bid4Real.com LLC has not recorded depreciation expense during the period from July 15, 1999 (inception) through December 31, 1999, as the equipment has not been placed into service.

(c) Computer Software

The Company has adopted the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Accordingly, certain costs to develop internal-use computer software are capitalized. As of December 31, 1999, Bid4Real.com LLC has capitalized $48,862 of costs related to the development of its web site.

BID4REAL.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(d) Deferred Private Placement Costs

The Company incurred professional fees aggregating $57,498 in connection with a January 2000 private placement (Note 3). Such amounts have been capitalized and are included in the accompanying balance sheet as other current assets.

(e) Income Taxes

Effective July 15, 1999, Bid4Real.com LLC elected to become a limited liability company for income tax reporting purposes. Accordingly, Bid4Real.com LLC is treated as a partnership for Federal income tax purposes. For the period from July 15, 1999 (inception) through December 31, 1999, no provision has been made for income taxes, as Bid4Real.com LLC is not directly subject to taxation. Bid4Real.com LLC's net loss is allocated to and included in the income tax returns of its members.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period that includes the enactment date. Deferred tax assets and an income tax benefit have not been reflected in the financial statements as of and for the period from December 13, 1999 (inception) through December 31, 1999, because the Company's management believes that, after considering all the available objective evidence, it is more likely than not that the underlying deferred tax assets will not be realized.

(f) Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flows.

(3) Convertible Note Payable

The Company issued a $500,000 convertible note to a third party on December 17, 1999. The note has a maturity date of March 27, 2000 and bears interest at 8.5% per annum. Upon the date that the Company and the holder enter into a definitive Series A Preferred Stock purchase agreement, the note will be surrendered and the outstanding principal amount of the note will automatically be converted into the Series A-2 convertible preferred stock based upon the price per share paid by the holder. All accrued interest and unpaid interest on the note will be paid in cash to the holder of the note. Interest expense totaled $1,747 for the period from December 17, 1999 through December 31, 1999.

The note was subsequently converted into shares of the Company's Series A-2 convertible preferred stock in connection with the January 2000 private placement (Note 5).

(4) Related-party Transactions

Promissory notes

On August 10, 1999, Bid4Real.com LLC entered into promissory notes with several members of the LLC including an entity controlled by an officer. The promissory notes reflect amounts owed for advances to fund operating costs. The promissory notes bear interest at a rate of 9% per annum. No payments have been made on these notes as of December 31, 1999. Interest expense totaled $3,677 for the period from July 15, 1999 (inception) through December 31, 1999.

Rental expense

The Company's operating facilities are located in Chicago, Illinois. During the period from July 15, 1999 (inception) through December 31, 1999, the Company occupied office space subleased from an entity controlled by an officer. During this period, Bid4Real.com LLC paid $8,400 to this entity related to rental expense. Such amount represented the estimated market value of the rent expense.

(5) Subsequent Events

Equity Transactions

On January 6, 2000, the Company amended its certificate of incorporation to authorize the issuance of 7,000,000 shares of $.001 par value common stock.

On January 12, 2000, the Company amended and restated its certificate of incorporation thereby authorizing 15,031,842 shares of $.001 par value Class A common stock, 7,000,000 shares of $.001 par value Class B common stock, 7,000,000 shares of $.001 par value Series A-1 preferred stock, and 7,000,000 shares of $.001 par value Series A-2 preferred stock. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, "Series A preferred shares") shall be entitled to receive an amount equal to the greater of (i) $1.00, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise ("the Series A liquidation value"), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of directors, at an annual rate of 8% of the sum of the Series A liquidation value plus all accrued and unpaid dividends. In the event any dividend or other distribution payable in cash, stock, or other property is declared on the common stock, each holder of Series A preferred shares on the record date for such dividend or distribution shall be entitled to receive the same cash, stock or other property which such holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held by such holder are then convertible.

Series A-1 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price ($1.00 initially, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-1 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing

the total amount of accrued and unpaid dividends with respect to each Series A-2 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of Series A-1 preferred stock or Class B common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares then outstanding.

Class B common shares may be converted at any time, at the election of the holder, into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares then outstanding.

If a firm commitment underwritten public offering of shares of common stock is effected in which (a) the aggregate price paid by the public for the shares is at least $20,000,000 and (b) the price per share paid by the public for such shares is at least 300% of the Series A conversion price in effect immediately prior to such offering, then all of the outstanding Series A preferred shares shall be automatically converted into shares of common stock upon the closing of the public offering.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of a majority of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the sum of the Series A liquidation value plus all declared but unpaid dividends on such Series A preferred share through the applicable redemption date.

At any time or times on or after the earlier to occur of (i) the fifth anniversary of issuance or (ii) the date on which there is a sale of the Company by any means or change in control by any means, the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A and Class B common stock are entitled to one vote per share. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

Provided that holders of Class B common stock outstanding and issuable upon conversion of Series A-2 preferred stock own at least 5% of the Company's Class A common stock and Class B common stock and assuming conversion of all securities convertible into such shares, (i) such holders shall have the number of votes equal to the greater of (a) the voting rights determined in accordance with the preceding paragraph, and (b) 25.1% of the voting power of the Company, and (ii) the voting rights of any person or group other than holders of Class B common shares and Series A-2 preferred shares shall be limited to the number of votes equal to the lesser of (x) such holders' voting rights in accordance with the preceding paragraph, and (y) one vote less than the number of votes of the aggregate holders of the Class B common and Series A-2 preferred.

In conjunction with the January 12, 2000 merger of Bid4Real.com LLC and bid4real.com, inc., as discussed in Note 1, each member of Bid4Real.com LLC converted each incremental 1% ownership into 58,800 shares of bid4real.com, inc. Class A common stock. The conversion resulted in the issuance of 5,879,999 shares of the Company's Class A common stock. In addition, the 1 share of common stock issued and outstanding at December 31, 1999 was cancelled.

The Company issued 11,015,921 shares of Series A-2 convertible preferred stock to a third party in conjunction with a January 2000 private placement, which yielded aggregate gross proceeds of $7,000,000. The proceeds from this offering included $6,500,000 cash and the conversion of a $500,000 convertible note (Note 3). The gross proceeds received will be reduced by $57,498 of deferred offering costs (Note 1(d)). As a result of this transaction, a majority voting interest was acquired by the third party.

Line of Credit

In January 2000, the Company entered into an operating line of credit with a borrowing limit of $250,000. Borrowings under the line of credit accrue interest at the bank's prime rate of interest. The line of credit will expire on December 31, 2000.

Stock Options (unaudited)

In January 2000, the Company established an incentive and non-qualified stock option plan ("the Plan") for employees, officers, and directors of the Company. The Company reserved 1,856,842 shares of Class A common stock for issuance under the Plan. The Board of Directors granted 271,158 incentive options at an exercise price of $.475 per Class A common share. The Board of Directors granted 211,526 non-qualified options at an exercise price of $.08 per Class A common share. The options vest over a period of time approved and adopted by the Board of Directors, generally one year from the date of grant.

(6) Pro Forma Presentation (unaudited)

On January 12, 2000, Bid4Real.com LLC merged with bid4real.com, inc. under the terms of an agreement and plan of merger between Bid4Real.com LLC and bid4real.com, inc. Upon completion of the merger, (i) each member of Bid4Real.com LLC will convert each incremental 1% ownership into 58,800 shares of bid4real.com, inc. Class A common stock, (ii) Bid4Real.com LLC will dissolve and (iii) the assets and liabilities of Bid4Real.com LLC will be transferred to the Company. In addition, the 1 share of common stock issued and outstanding as of December 31, 1999 will be cancelled.

The December 31, 1999 pro forma balance sheet is presented to give effect to the conversion of all the outstanding Bid4Real.com LLC membership interests into 5,879,999 shares of the Company's Class A common stock. Prior to the conversion, the net losses of Bid4Real.com LLC were allocated to the members and reflected in members' deficit. At the time of the conversion, members' deficit will be reclassified into Class A common stock and additional paid-in capital. The pro forma statement of operations for 1999 reflects the aggregation of the Company's operations from December 13, 1999 (inception) through December 31, 1999 and the operations of Bid4Real.com LLC from July 15, 1999 (inception) through December 31, 1999.

Upon completion of the merger, 5,879,999 shares of Class A common stock will be issued and outstanding.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
BidBuyBuild, Inc.

We have audited the accompanying balance sheet of BidBuyBuild, Inc. (a development stage enterprise) (the Company) as of December 31, 1999, and the related statements of operations, shareholders' deficit, and cash flows for the period from November 9, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BidBuyBuild, Inc. (a development stage enterprise) as of December 31, 1999, and the results of its operations and its cash flows for the period from November 9, 1999 (date of inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/S/   GRANT THORNTON LLP

Chicago, Illinois
February 4, 2000

BIDBUYBUILD, INC.
(a development stage enterprise)

BALANCE SHEET
December 31, 1999

Assets
  Current assets:

Cash and cash equivalents	$ 249,393
Advances to founders	24,800
Prepaid expenses	1,400
Total current assets	275,593
Computer equipment	13,152
Total assets	$ 288,745

Liabilities and Shareholders' Deficit
  Current liabilities:

Accounts payable	$ 10,448
Accrued expenses	270,209
Convertible debt	150,000
Total current liabilities	430,657

  Shareholders' Deficit:

Common stock, authorized 5,000,000 shares, $.001 par value; 4,962,500 issued and outstanding.	4,962
Additional paid-in capital	149,888
Deficit accumulated during development stage	(296,762)
Total shareholders' deficit	(141,912)
Total liabilities and shareholders' deficit	$ 288,745

The accompanying notes are an integral part of this financial statement.

BIDBUYBUILD, INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS
Period from November 9, 1999 (inception) through December 31, 1999

Revenues	$ —
Operating expenses:	
Product development costs	250,000
General and administrative	46,762
Total operating expenses	296,762
Operating loss	296,762
Income taxes	—
Net loss	$296,762

The accompanying notes are an integral part of this financial statement.

BIDBUYBUILD, INC.
(a development stage enterprise)

STATEMENT OF SHAREHOLDERS' DEFICIT
Period from November 9, 1999 (inception) through December 31, 1999

	Common stock		Additional paid-in capital	Deficit accumulated during the development stage	Shareholders' deficit
	Shares	Amount			
Balance November 1, 1999 (inception)	—	$ —	$ —	$ —	$ —
Issuance of shares	4,962,500	4,962	149,888	—	154,850
Net Loss	—	—	—	(296,762)	(296,762)
Balance December 31, 1999	4,962,500	$4,962	$149,888	$(296,762)	$(141,912)

The accompanying notes are an integral part of this financial statement.

BIDBUYBUILD, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS
Period from November 9, 1999 (inception) through December 31, 1999

Cash flows from operating activities:	
Net loss	$(296,762)
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in advanced receivables	(24,800)
Increase in prepaid assets	(1,400)
Increase in accounts payable	10,448
Increase in accrued expenses	270,209
Net cash used in operating activities	(42,305)
Cash flows from investing activities:	
Capital expenditures	(13,152)
Net cash used in investing activities	(13,152)
Cash flows from financing activities:	
Convertible debt	150,000
Stock issuance	154,850
Net cash provided by financing activities	304,850
Net increase in cash and cash equivalents	249,393
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of year	$ 249,393

The accompanying notes are an integral part of this financial statement.

BIDBUYBUILD, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Development Stage

BidBuyBuild, Inc. (the Company) commenced operations on November 9, 1999, and was incorporated in the State of Delaware under the name BidBuyBuild, Inc. The Company is a development stage enterprise that plans to provide a web-site initially focused on facilitating business to business ecommerce for Mechanical, Electrical and Plumbing (MEP) contracting.

The Company has had no operating revenue; as its activities have focused on initial web-site development, market development, and raising capital. Financing of the development activities has been provided primarily through the sale of common stock and convertible debt. The accumulated loss from inception through December 31, 1999 was $296,762.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of not more than three months.

Computer Equipment

Computer equipment is carried at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, generally three years.

Product Development Costs

The Company has adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the period from November 9, 1999 (inception) through December 31, 1999, software development costs of $250,000 were incurred related to the development of a web-based network and website. Such amounts were expensed as they were incurred during the preliminary project phase.

Income Taxes

The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109 income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company has no amounts associated with the components of other comprehensive income in the Company's financial statements.

2. Computer Equipment

Computer equipment is recorded at cost. Depreciation is provided using the straight-line method over three years. No depreciation was recorded, as the computers were not placed into service.

Computer equipment, stated at cost, was as follows at December 31, 1999:

Computer equipment	$13,152

3. Advances to Founders

During December the Company advanced amounts to its Founders. The balance outstanding as of December 31, 1999 was $24,800.

4. Income Taxes

The Company has incurred net operating losses since inception. Given the uncertainty of future earning trends, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements.

Expected income tax benefit at the statutory rate	$(100,900)
(Increase) reduction in tax benefit resulting from:	
Increase in the beginning valuation allowance	118,706
State income tax benefit	(17,806)
	$ —

The tax effects of temporary differences that give rise to significant deferred tax assets as of December 31, 1999 are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 3,958
Start-up and organizational costs	114,748
Total deferred tax assets	118,706
Valuation allowance	$(118,706)
Net deferred tax asset	$ —

As of December 31, 1999, the Company has U.S. tax net operating loss carryforwards of approximately $4,000, which can be carried forward for 20 years and will begin to expire in 2019. Pursuant to Sections 382 and 383 of the Internal Revenue Code, the annual use of the Company's net operating loss and credit carryforwards, may be limited if a cumulative change in ownership (as defined by the Internal Revenue Code) of more than 50 percent occurs within a three-year testing period.

BIDBUYBUILD, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are available to reduce income taxes payable, management has established a valuation allowance for the full amount of the net deferred tax assets.

5. Convertible Notes to Stockholders

During December 1999, the Company issued various unsecured notes payable to certain stockholders. These promissory notes bear interest at 5.66% and are due six months from the issuance date. The total principal balance outstanding on the notes at December 31, 1999 was $150,000 and has been classified as a current liability. If the Company fails to pay in full all principal and interest due under the notes, they shall automatically be converted into 37,500 shares of common stock.

6.   Related Party

The Company entered into a Consulting Agreement for the development of their ecommerce platform and web-site. Certain employees of the consulting firm are shareholders in the Company. Additionally, under certain circumstances, if the consulting fees are not paid, the outstanding payable will convert into common stock.

7. Subsequent Event

On January 18, 2000, the Company entered into a Letter of Intent, with a third party (Investor). Subject to the Investor's due diligence, the Company will issue to Investor shares of Series A Convertible Preferred Stock (Series A Stock) equal to 35.3% of the Company's common stock on a fully diluted basis. Each share of Series A Stock is convertible into shares of common stock at the election of Investor. Additionally, Series A Stock will vote with the Company's common stock on all matters. At an IPO, the Series A Stock would be converted into shares of a class of supervoting (5 votes per share or at least 25.1% of the votes for directors, but not to exceed 40% of the votes for directors) common stock. The Company will also issue a warrant to the investor for approximately 281,000 shares of common stock (or 3% of the Company's common stock on a fully diluted basis). The warrant is exercisable, in whole or in part, at any time over the next five years.

INDEPENDENT AUDITORS' REPORT

The Stockholders
closerlook, inc.:

We have audited the accompanying consolidated balance sheets of closerlook, inc. and subsidiary (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of closerlook, inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
February 4, 2000, except for note 7,
    as to which the date is March 9, 2000

CLOSERLOOK, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 1998 and 1999

	1998	1999
Assets		
Current assets:		
Cash and cash equivalents	$ 5,102	154,935
Accounts receivable, net of allowance for doubtful accounts of $8,000 and $10,250 in 1998 and 1999, respectively	1,313,931	1,127,020
Other current assets	—	9,813
Total current assets	1,319,033	1,291,768
Property and equipment, net	331,835	693,303
Other assets	34,089	89,089
Total assets	$1,684,957	2,074,160
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Line of credit	$ —	1,050,000
Current portion of capital lease obligations	40,760	40,255
Accounts payable	333,671	1,104,039
Accrued vacation	146,061	211,212
Accrued wages and bonuses	215,608	15,000
Accrued contract costs	67,554	—
Other accrued expenses	16,534	—
Deferred revenue	283,408	179,306
Due to officer	—	150,000
Dividends payable	24,104	—
Total current liabilities	1,127,700	2,749,812
Deferred rent	89,380	100,127
Deposits	10,955	10,955
Line of credit	400,000	—
Capital lease obligations, less current portion	43,021	16,144
Total liabilities	1,671,056	2,877,038
Stockholders' equity (deficit):		
Class A common stock, no par; 1,800,000 shares authorized in 1998; 852,000 shares issued and outstanding in 1998	947	—
Class B common stock, no par; 200,000 shares authorized in 1998; 48,000 shares issued and outstanding in 1998	53	—
Common stock, $0.001 par value; 2,000,000 shares authorized in 1999; 900,000 shares issued and outstanding in 1999	—	900
Paid-in capital	—	100
Subscription receivable	(1,000)	(1,000)
Retained earnings (accumulated deficit)	13,901	(802,878)
Total stockholders' equity (deficit)	13,901	(802,878)
Total liabilities and stockholders' equity (deficit)	$1,684,957	2,074,160

See accompanying notes to consolidated financial statements.

CLOSERLOOK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1998 and 1999

	1998	1999
Revenues	$4,785,569	7,386,314
Cost of services	2,362,311	3,641,835
Gross profit	2,423,258	3,744,479
Operating expenses:		
Salaries and benefits	1,325,952	2,276,939
General and administrative	880,333	1,801,878
Sales and marketing	142,933	400,689
Loss on disposal of property and equipment	—	71,877
Total operating expenses	2,349,218	4,551,383
Operating income (loss)	74,040	(806,904)
Other income (expense):		
Rental income	10,798	41,424
Loss on investment	(47)	—
Interest income	765	5,735
Interest expense	(37,950)	(57,034)
Net income (loss)	$ 47,606	(816,779)

See accompanying notes to consolidated financial statements.

CLOSERLOOK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 1998 and 1999

	Class A Common Stock		Class B Common Stock		Common Stock		Paid-in capital	Subscription receivable	Retained earnings (accumulated deficit)	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 1997	900,000	$1,000	—	$—	—	$—	—	(1,000)	(33,705)	(33,705)
Issuance of Class B Common Stock in exchange for Class A Common Stock retired	(48,000)	(53)	48,000	53	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	47,606	47,606
Balance at December 31, 1998	852,000	947	48,000	53	—	—	—	(1,000)	13,901	13,901
Exchange of stock in connection with recapitalization	(852,000)	(947)	(48,000)	(53)	900,000	900	100	—	—	—
Net loss	—	—	—	—	—	—	—	—	(816,779)	(816,779)
Balance at December 31, 1999	—	$ —	—	$—	900,000	$900	100	(1,000)	(802,878)	(802,878)

See accompanying notes to consolidated financial statements.

CLOSERLOOK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1999

	1998	1999
Cash flows from operating activities:		
Net income (loss)	$ 47,606	(816,779)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization	83,784	125,850
Loss on disposal of property and equipment	—	71,877
Change in assets and liabilities:		
Accounts receivable, net	(674,029)	186,911
Other assets	(1,472)	(64,813)
Accounts payable	213,686	770,368
Accrued vacation	24,284	65,151
Accrued wages and bonuses	74,565	(200,608)
Accrued contract costs	(37,032)	(67,554)
Other accrued expenses	(6,122)	(16,534)
Deferred rent	32,638	10,747
Deferred revenue	283,408	(104,102)
Deposits	10,955	—
Net cash provided by (used in) operating activities	52,271	(39,486)
Cash flows from investing activities—purchases of property and equipment	(69,878)	(543,000)
Net cash used in investing activities	(69,878)	(543,000)
Cash flows from financing activities:		
Principal payments on capital leases	(29,936)	(43,577)
Net borrowings on line of credit	18,000	650,000
Net borrowings from officer	—	150,000
Dividends paid	(3,350)	(24,104)
Net cash provided by (used in) financing activities	(15,286)	732,319
Net (decrease) increase in cash and cash equivalents	(32,893)	149,833
Cash and cash equivalents at beginning of year	37,995	5,102
Cash and cash equivalents at end of year	$ 5,102	154,935
Supplemental disclosure of cash flow information— interest paid	$ 37,950	57,034
Supplemental disclosure of non-cash investing and financing activities— assets acquired through capital leases	87,516	16,195

See accompanying notes to consolidated financial statements.

CLOSERLOOK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business

Closer Look Creative, Inc. was originally established in 1994 as an S-Corporation. In June 1999, Closer Look Creative, Inc. changed its name to Closer Look Group, Inc. and formed three subsidiaries, Closer Look Creative LLC, closerlook.com LLC and nMinds LLC. On December 31, 1999, Closer Look Group, Inc. reincorporated as closerlook, inc., a Delaware corporation. In conjunction with the reincorporation, Closer Look Creative LLC and closerlook.com LLC were merged into closerlook, inc. and ceased to exist as separate legal entities.

closerlook, inc. (the Company) is a digital strategy and design firm that provides print, video, and digital media services. The Company's website, *www.closerlook.com,* provides additional information on the Company and the services it provides.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated.

(c) Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lines of the various classes of property ranging from three to seven years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over either the lease term or the estimated useful lives of the assets. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset.

(e) Revenue Recognition

The Company derives its revenues primarily from consulting service agreements including fixed-price and time-and-materials agreements. Revenues are recognized over the period of each project based upon the percentage of completion method. Provisions for contract adjustments and losses are recorded in the period such items are identified. Deferred revenue represents amounts billed in advance of services rendered.

(f) Income Taxes

The Company operates as an S-Corporation, whereby all income, deductions, and credits pass through to the Company's shareholders for Federal income tax purposes.

(g) Advertising Expenses

Advertising expenses are charged to operations during the year in which they are incurred. The total amount of advertising expenses charged to operations was $30,342 and $285,134 for the years ended December 31, 1998 and 1999, respectively.

(h) Stock Options

The Company applies the provisions of Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* (Statement 123). Statement 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. Statement 123 gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25 (APB 25). The Company applies the measurement criteria prescribed by APB 25 and provides the pro forma disclosures required by Statement 123.

(3) Property and Equipment

Property and equipment at December 31, 1998 and 1999 consists of the following:

	December 31,	
	1998	**1999**
Editing equipment	$ 10,367	10,367
Graphics tools	848	848
Leasehold improvements	3,775	245,914
Office equipment	112,778	330,567
Office furniture	—	29,141
Computer equipment	378,335	268,766
	506,103	885,603
Less: accumulated depreciation and amortization	(174,268)	(192,300)
	$ 331,835	693,303

(4) Stockholder's Equity (Deficit)

Effective December 30, 1998, by resolution of the sole director, president and secretary, the Company issued 48,000 shares of Class B non-voting common stock in exchange for 48,000 shares of Class A voting common stock.

Holders of Class A common stock are entitled to one vote per share at all meetings of the shareholders of the Company and in all matters on which shareholders are entitled to vote. Holders of Class B common stock are not entitled to vote. No other special preferences or rights exist.

In conjunction with the Company's reincorporation in the State of Delaware on December 31, 1999, the Company underwent a recapitalization and exchanged its 852,000 shares of outstanding Class A common stock and 48,000 shares of outstanding Class B common stock for 900,000 shares of newly authorized common stock. As a result of the reincorporation, the Company has 2,000,000 shares of common stock authorized and the Class A and B common stock have been canceled.

(5) Stock Option Plan

In 1997, the Company established an employee stock option plan ("the Plan") for all employees. Options are granted at estimated fair value as determined by the Board of Directors and expire ten years from the date of grant. Options granted generally vest over a 4-year period. The Company has reserved 263,750 shares of stock for issuance upon exercise of options.

The Company applies APB 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for grant of stock options in the financial statements. Had compensation cost for the Company's options been determined consistent with SFAS 123, the net income (loss) would have been the pro forma amounts below:

	1998	1999
Net income (loss):		
As reported	$47,606	(816,779)
Pro forma	47,379	(864,153)

The following summarizes activity under the Company's stock option plan:

	Number of shares	Weighted-average exercise price	Weighted-average minimum value of options granted
Options outstanding at December 31, 1997	—	$ —	
Options granted	4,000	0.54	$0.23
Options outstanding at December 31, 1998	4,000	0.54	
Options granted	182,900	2.11	$0.88
Options outstanding at December 31, 1999	186,900	$2.07	

The following table provides certain information with respect to stock options outstanding at December 31, 1999:

	Outstanding			Exercisable		
Exercise price	Stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Stock options exercisable	Weighted-average exercise price	Weighted-average remaining contractual life (years)
$0.54	4,000	$0.54	8.0	1,000	$0.54	8.0
$1.35	145,000	$1.35	9.0	53,000	$1.35	9.0
$5.00	37,900	$5.00	9.5	—	$5.00	9.5
	186,900	$2.07	9.1	54,000	$1.34	9.1

The weighted-average minimum values at date of grant for options granted during 1998 and 1999 were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	1998	1999
Expected life in years	10.00	10.00
Interest rate	5.5%	5.1%
Volatility	0%	0%
Dividend yield	0%	0%

(6) Leases

The Company leases certain computer and office equipment under capital leases, and office space under noncancelable operating leases expiring at various dates through 2002.

Future minimum annual lease payments under capital and noncancelable operating leases as of December 31, 1999 are as follows:

Year	Capital leases	Operating leases
2000	$ 43,641	$ 415,353
2001	14,251	417,189
2002	2,575	241,878
Total minimum payments	60,467	$1,074,420
Less amount representing interest	4,068	
Present value of net minimum lease payments	56,399	
Less current portion	40,255	
	$16,144	

Rent expense for the years ended December 31, 1998 and 1999 was $338,226 and $390,519, respectively. Equipment recorded under capital leases is included in property and equipment as follows:

	December 31,	
	1998	1999
Office equipment	$46,022	62,217
Computer equipment	78,774	78,774
	124,796	140,991
Less: accumulated amortization	(35,354)	(62,297)
Total	$89,442	78,694

(7) Line of Credit

The Company maintains an operating line of credit with a borrowing limit of $400,000 and $1,050,000 at December 31, 1998 and 1999. Borrowings under the line of credit accrue interest at the prime rate plus 0.5% (8.25% and 9.00% at December 31, 1998 and 1999, respectively). At December 31, 1998 and 1999, the Company had outstanding borrowings of $400,000 and $1,050,000, respectively. The line of credit expires on April 30, 2000.

At December 31, 1998 and 1999, the Company was in technical violation of covenants prohibiting the Company from entering into additional debt arrangements and requiring the Company to provide annual and monthly financial statements to the lender. On February 9, 2000, the Company obtained a modification to the covenant prohibiting the incurrence of additional debt after February 1, 2000. On March 9, 2000, the Company received a waiver of the covenant requiring the Company to provide periodic financial statements to the lender.

(8) Employee Benefit Plan

The Company has a contributory profit sharing plan, established pursuant to the provisions of section 401(k) of the Internal Revenue Code, which provides retirement benefits for eligible employees of the Company. The Company matches a percentage of the employees' contributions and may make discretionary contributions to the plan. The Company contributed $0 and $14,368 to the plan for the years ended December 31, 1998 and 1999, respectively.

(9) Business and Credit Concentrations

During 1998 and 1999, certain customers individually accounted for greater than 10% of revenues. Two customers accounted for 27% and 22% of revenues in 1998. Three customers accounted for 23%, 14% and 12% of revenues in 1999.

The Company has amounts receivable from individual customers which account for greater than 10% of total accounts receivable. In 1998, three customers accounted for 20%, 13% and 12% of total accounts receivable. In 1999, five customers accounted for 18%, 15%, 14%, 11% and 10% of total accounts receivable.

(10) Related Party Transactions

The Company reimburses certain executives for the cost incurred to lease an automobile. The total amount of reimbursed lease payments was $19,462 and $10,967 for the years ended December 31, 1998 and 1999, respectively.

Certain shareholders were indebted to the Company for $1,000 and $2,818 at December 31, 1998 and 1999, respectively.

The Company was indebted to a shareholder and officer for $150,000 at December 31, 1999.

(11) Subsequent Events

(a) Sale of nMinds

On January 14, 2000, the Company sold its investment in nMinds LLC to shareholders of the Company. In exchange for 100% of the outstanding units of nMinds LLC, the purchasers paid $100,000 cash and agreed to pay an additional $343,314, which represents amounts forwarded by the Company to nMinds from the date of its inception through the date of sale.

Had the operations of the Company been reported exclusive of the operations of nMinds LLC, revenues and net income (loss) would have been the pro forma amounts indicated below:

	1998	1999
Revenues:		
As reported	$4,785,569	7,386,314
Pro forma	4,785,569	7,237,449
Net income (loss):		
As reported	47,606	(816,779)
Pro forma	47,606	(153,427)

(b) Equity Offering

Effective February 1, 2000, the stockholders of the Company approved an Amended and Restated Certificate of Incorporation (Certificate). The Certificate gave the Company the authority to issue the following classes and amounts of stock:

(a) 150,000 shares of Series A-1 preferred stock, par value $0.001 per share,

(b) 150,000 shares of Series A-2 preferred stock, par value $0.001 per share,

(c) 2,000,000 shares of Class A common stock, par value $0.001 per share, and

(d) 450,000 shares of Class B common stock, par value $0.001 per share.

The Series A-1 and A-2 preferred shares (collectively, "Series A preferred shares") have liquidation and dividend preferences. Upon the liquidation, dissolution or winding up of the Company, the holders of Series A preferred shares are entitled to receive an amount in cash out of the assets of the Company, before any payment or distribution is made on any other securities equal to the greater of (i) $33⅓ per share (or $53⅓ per share if divine interVentures, inc. ("divine") makes an additional capital contribution of $3,000,000 to the Company pursuant to a letter agreement and based upon financial performance in 2000) subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise (the "Series A liquidation value") plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation, dissolution or winding up. Upon liquidation, and after payment of preferential amounts to the holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of Class A or Class B common shares (collectively, Common Shares).

When, as and if declared, the Company shall pay annual preferential dividends to the holders of Series A preferred shares at a rate of 8% of the Series A liquidation value. Additionally, in the event any dividend or distribution is declared on the Common Shares, each holders of Series A preferred shares shall be entitled to a sum equal to the amount to which such holder would have received if the Series A preferred shares had been converted into Common Shares.

Series A-1 preferred shares may be converted, at anytime, into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by 33⅓ and (ii) dividing the resulting product by the Series A conversion price (initially $33⅓, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the total amount of declared but unpaid dividends due and owing with respect to each Series A-1 preferred share to be converted by the Series A conversion price. If the holder or holders of more than two-thirds of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted, at any time, into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by 33⅓ and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing the total amount of declared but unpaid dividends due and owing with respect to each Series A-2 preferred share to be converted by the Series A conversion price. If the holder or holders of more than two-thirds of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of either Series A-1 preferred stock or Class B common stock.

Upon a public offering of Common Shares, meeting certain criteria as described in the Certificate, the Series A-1 preferred shares shall be converted into shares of Class A common stock and Series A-2 preferred shares shall be converted into shares of Class B common stock

Series A-2 preferred may be converted, at anytime, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the number of Class B common shares then outstanding or issuable upon conversion of the Series A-2 preferred shares is less than ten percent of the aggregate number of Common shares then outstanding. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share upon the transfer of such share to a person not controlled by divine.

Class B common shares may be converted, at anytime, into an equal number of Class A common shares. Each Class B Common share shall automatically convert into one Class A common share if at any time the

aggregate of number of Class B common shares then outstanding and issuable upon conversion of the Series A preferred shares is less than ten percent of the aggregate number of Common Shares then outstanding. Each Class B common share shall automatically convert into one Class A common share upon a transfer to a person not controlled by divine.

Series A-2 preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs the holder or holders of the majority of Series A-2 preferred shares may require the Company to redeem all the Series A-2 preferred shares then outstanding at a price per share equal to the Series A liquidation value.

During the ninety-day period commencing on the fifth anniversary of February 1, 2000, the holder or holders of two-thirds of the outstanding Series A-2 preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A-2 preferred shares. The Company shall be required to redeem all Series A-2 preferred shares with respect to which redemption requests have been made at a price per share equal to the Series A liquidation value.

During the thirty-day period commencing at the end of the ninety-day period referenced in the preceding paragraph, the Company may elect to redeem any outstanding Series A-2 preferred shares. The Company shall be required to redeem all Series A-2 preferred shares to be redeemed at a price per share equal to the Series A liquidation value.

Each share of Class A and Class B common stock entitles the holder to one vote. The Series A preferred shares entitle the holder to one vote for each share of Class A or Class B common stock which such holder would have been entitled to receive had such holder converted all of its preferred stock. However, if holders of Class B common shares then outstanding and issuable upon conversion of A-2 preferred shares together own at least ten percent of the Company's issued and outstanding Common Shares, such holders shall have the number of votes equal to the greater of (a) such holders' voting power as determined on a one share to one vote basis or (b) 25.1% of the voting power of the Company.

On February 1, 2000, the Company exchanged, on a one to one basis, all outstanding shares of closerlook, inc. common stock for Class A common stock.

On February 1, 2000, the Company issued 150,000 shares of Series A-2 preferred stock (the "Preferred Shares") to divine for $5,000,000 cash. Additionally, the shareholders of the Company sold 300,000 Class A common shares for $8,000,000 cash and 2,000,000 shares of divine interVentures Series F Senior Convertible Preferred Stock ("Series F Stock"). Of the $8,000,000 and 2,000,000 shares of Series F stock exchanged, $1,500,000 and 1,500,000 shares of Series F stock were placed in escrow and will be paid to the shareholders if the Company achieves certain financial results in 2000. At the closing, divine exchanged the Class A common shares for Class B common shares. Additionally, 5,000 shares of Class A common stock were issued to Renaissance Capital Group, Inc. as partial payment for financial advisory and investment banking services related to this transaction.

After the February 1, 2000 transactions described above, the only shares of capital stock of the Company issued and outstanding, reserved for issuance or committed to be issued will be:

(a) 605,000 fully paid and non-assessable shares of Class A common stock, duly issued and outstanding, 150,000 shares of Class A common stock reserved for issuance upon conversion of the Series A-1 preferred shares, and 450,000 shares of Class A common stock reserved for issuance upon conversion of the Class B common shares;

(b) 300,000 fully paid and non-assessable shares of Class B common stock, duly issued and outstanding and 150,000 shares of Class B common stock reserved for issuance upon conversion of the Preferred Shares;

(c) 150,000 shares of Series A-1 preferred stock, reserved for issuance upon conversion of the Preferred Shares; and

(d) 263,750 shares of Class A common stock reserved for issuance under the Amended and Restated closerlook, inc. Employee Stock Option Plan.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
eFiltration.com, Inc.:

We have audited the accompanying balance sheet of eFiltration.com, Inc. (a development stage enterprise) as of December 31, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the period from September 7, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eFiltration.com, Inc. (a development stage enterprise) as of December 31, 1999, and the results of its operations and its cash flows for the period from September 7, 1999 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
February 7, 2000, except for note 6 which
   is as of February 11, 2000

F-91

EFILTRATION.COM, INC.
(a development stage enterprise)

BALANCE SHEET

December 31, 1999

ASSETS

Current assets:	
Prepaid expenses	$ 160
Total assets	$ 160

LIABILITIES AND STOCKHOLDERS' DEFICIT

Due to affiliate	$ 37,670
Accounts payable and accrued liabilities	3,509
Total current liabilities	41,179
Stockholders' deficit:	
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	1,000
Due from shareholders	(1,000)
Deficit accumulated during the development stage	(41,019)
Total stockholders' deficit	(41,019)
Total liabilities and stockholders' deficit	$ 160

See accompanying notes to financial statements.

EFILTRATION.COM, INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS

Period from September 7, 1999 (inception) through December 31, 1999

Revenues	$ —
Selling, general and administrative expenses	41,019
Net loss	$(41,019)

See accompanying notes to financial statements.

EFILTRATION.COM, INC.
(a development stage enterprise)

STATEMENT OF STOCKHOLDERS' DEFICIT

Period from September 7, 1999 (inception) through December 31, 1999

	Common stock		Due from shareholders	Deficit accumulated during the development stage	Total stockholders' deficit
	Shares	Amount			
Balance at September 7, 1999 (inception)	—	$ —	—	—	—
Issuance of common stock in formation of the Company	100	1,000	(1,000)	—	—
Net loss	—	—	—	(41,019)	(41,019)
Balance at December 31, 1999	100	$1,000	(1,000)	(41,019)	(41,019)

See accompanying notes to financial statements.

F-94

EFILTRATION.COM, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from September 7, 1999 (inception) through December 31, 1999

Cash flows from operating activities:	
Net loss	$(41,019)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(160)
Accounts payable and accrued expenses	41,179
Net cash used in operating activities	—
Net increase in cash	—
Cash at beginning of period	—
Cash at end of period	$ —
Supplemental disclosure of noncash financing activities—issuance of common stock for amounts due from shareholders	$ 1,000

See accompanying notes to financial statements.

F-95

EFILTRATION.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Nature of the Business

eFiltration.com, Inc. (the Company) was incorporated as a Subchapter C corporation on September 7, 1999 as a spin-out of Filtration Group—Fluid Systems (Affiliate). Filtration Group—Fluid Systems originally served as a distributor of heating, ventilation and air conditioning (HVAC) filters throughout the Midwest, and has since expanded into manufacturing filter products. eFiltration.com, Inc. is focused on business-to-business (B2B) e-commerce in the filtration industry. Its customers are consumers of filtration products and other vertical sites that pay the Company to manage the filtration component of their B2B marketplace. The Company's website, *www.efiltration.com*, provides information on the Company and the services it performs.

Since inception, the Company has devoted substantially all of its efforts to activities such as financial planning, raising capital, and website development. Accordingly, the Company is in the development stage, as defined by the Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises.*

The Company has incurred a loss since inception. Should the Company be unable to generate revenue and realize cash flows from operations in the near term, the Company may require additional equity or debt financing to meet working capital needs and to fund operating losses. Although management believes the Company could obtain such financing, there can be no assurances that such financing will be available in the future at terms acceptable to the Company.

eFiltration.com, Inc. is subject to risks and uncertainties common to growing technology-based companies, including technological change, growth and commercial acceptance of the Internet, dependence on principal products and third-party technology, new product development and performance, new product introductions and other activities of competitors, and its limited operating history.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Website Development and Advertising Costs

The Company has adopted the provisions of Statement of Position (SOP) 93-7, *Reporting on Advertising Costs* and SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Accordingly, costs related to media development and other website content are expensed as incurred. Costs qualifying for capitalization are initially capitalized and amortized over the useful life of the asset. For the period from September 7, 1999 (inception) through December 31, 1999, the Company incurred and expensed website development costs of $20,164. Costs initially capitalized under SOP 98-1 have subsequently been expensed as the useful life of the initial costs of the website has expired given the substantial modifications being made to the site.

For the period from September 7, 1999 (inception) through December 31, 1999, the Company incurred and expensed $4,936 in advertising costs.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(3) Income Taxes

The provision for income taxes differs from the amounts which would result by applying the applicable Federal income tax rate of 34% to loss before provision for income taxes for the period from September 7, 1999 (inception) to December 31, 1999 as follows:

Expected income tax benefit from continuing operations	$(13,946)
State income tax benefit, net of Federal taxes	(2,461)
Permanent differences	55
Effect of change in valuation allowance	16,352
	$ —

Temporary differences giving rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 are as follows:

Deferred tax assets:	
Start-up costs	$ 14,378
Net operating loss carryforward	1,974
Total gross deferred tax assets	16,352
Valuation allowance	(16,352)
Net deferred taxes	$ —

The Company incurred a net operating loss from September 7, 1999 (inception) through December 31, 1999, which can potentially be carried forward twenty years and will expire in 2019.

The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, it is more likely than not that these assets will not be realized.

(4) Related Party Transactions

The Affiliate of the Company under common control has funded the operations of the Company. One shareholder owning 50% of the Company also owns approximately 56% of the Affiliate. Total amounts payable at December 31, 1999 to the Affiliate is $37,670.

Included in the amount due to Affiliate is $4,000 for corporate allocation. The corporate allocation is for accounting salaries, administration expense, rent, and shared office equipment.

(5) Commitments and Contingencies

On November 24, 1999, the Company entered into an advertising agreement that provides for the Company to make payments during 2000 totaling $36,000.

EFILTRATION.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Subsequent Events

On February 2, 2000, the Company reincorporated in the State of Delaware. In conjunction with the reincorporation, authorized capital stock consisted of 9,307,692 shares of Common Stock, $.001 par value, all of which is issued and outstanding.

On February 10, 2000, the Company amended and restated its certificate of incorporation thereby authorizing 34,158,163 shares of $.001 par value Class A common stock, 21,442,308 shares of $.001 par value Class B common stock, 21,442,308 shares of $.001 par value Series A-1 preferred stock, and 21,442,308 shares of $.001 par value Series A-2 preferred stock. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, "Series A preferred shares") shall be entitled to receive an amount equal to the greater of (i) $1.30, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise ("the Series A liquidation value"), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of directors, at an annual rate of 8% of the sum of the Series A liquidation value plus all accrued and unpaid dividends. In the event any dividend or other distribution payable in cash, stock, or other property is declared on the common stock, each holder of Series A preferred shares on the record date for such dividend or distribution shall be entitled to receive the same cash, stock or other property which such holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held by such holder are then convertible.

Series A-1 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price ($1.30 initially, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-1 preferred share to be converted by the Series A conversion price. If the holders of more than a majority of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-2 preferred share to be converted by the Series A conversion price. If the holders of more than a majority of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of Series A-1 preferred stock or Class B common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert

into one Series A-1 preferred share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

Class B common shares may be converted at any time, at the election of the holder, into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares then outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

If a firm commitment underwritten public offering of shares of common stock is effected in which (a) the aggregate price paid by the public for the shares is at least $20,000,000 and (b) the price per share paid by the public for such shares is at least 300% of the Series A conversion price in effect immediately prior to such offering, then all of the outstanding Series A preferred shares shall be automatically converted into shares of common stock upon the closing of the public offering.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of two-thirds of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the greater of (i) the Series A liquidation value plus all accrued but unpaid dividends on such Series A preferred share through the applicable redemption date and (ii) the amount which would be received by a holder of such Series A preferred share upon liquidation based on fair market value of the Company as of the redemption date.

At any time or times on or after the fifth anniversary of issuance, the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A and Class B common stock are entitled to one vote per share. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

Provided that holders of Class B common stock outstanding and issuable upon conversion of Series A-2 preferred stock own at least 5% of the Company's Class A common stock and Class B common stock and assuming conversion of all securities convertible into such shares, (i) such holders shall have the number of votes equal to the greater of (a) the voting rights determined in accordance with the preceding paragraph, and (b) 25.1% of the voting power of the Company, and (ii) the voting rights of any person or group other than holders of Class B common shares and Series A-2 preferred shares shall be limited to the number of votes equal to the lesser of (x) such holders' voting rights in accordance with the preceding paragraph, and (y) 25% of the voting power of the Company.

On February 11, 2000 (closing date), the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a third party. Under the terms of the Agreement, the third party received 7,692,308 shares of Series A-2 preferred stock from the Company for $5,000,000 in cash and a secured promissory note in the amount of $5,000,000. The third party is obligated to purchase additional shares of Series A-2 preferred stock for $11,000,000 if the Company has a minimum of $2,000,000 in revenues for the 12-month period ending on the last day of the fifteenth month after the closing date.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
i-Fulfillment, Inc.:

We have audited the accompanying balance sheet of **I-FULFILLMENT, INC.** (an Illinois corporation in the development stage) as of June 30, 1999, and the related statements of operations, shareholders' (deficit) equity and cash flows for the period from October 6, 1998 (inception), through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i-Fulfillment, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the period from October 6, 1998 (inception), through June 30, 1999, in conformity with generally accepted accounting principles.

/s/   ARTHUR ANDERSEN LLP

Chicago, Illinois
February 8, 2000

I-FULFILLMENT, INC.
(a development stage company)

BALANCE SHEETS

As of June 30, 1999 and December 31, 1999 (Unaudited)

Assets	June 30, 1999	December 31, 1999
		(Unaudited)
Current Assets:		
Cash	$ —	$ 1,000
Intangible Asset	—	6,207
Total assets	$ —	$ 7,207
Liabilities and Shareholders' (Deficit) Equity		
Current Liabilities:		
Accrued expenses	$ 1,000	$ 4,000
Commitments and Contingencies		
Shareholders' (Deficit) Equity:		
Common stock, $0.01 par value; 10,000,000 shares authorized; 100 shares and 5,000,000 issued and outstanding as of June 30, 1999, and December 31, 1999, respectively	1	50,000
Additional paid-in capital	13,138	—
Deficit accumulated during the development stage	(14,139)	(46,793)
Total shareholders' (deficit) equity	(1,000)	3,207
Total liabilities and shareholders' equity	$ —	$ 7,207

The accompanying notes are an integral part of these balance sheets.

I-FULFILLMENT, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

Period from October 6, 1998 (Inception), Through
June 30, 1999, Six Months Ended
December 31, 1999 (Unaudited),
and Period from October 6, 1998 (Inception),
Through December 31, 1999 (Unaudited)

	Period From October 6, 1998 (Inception), Through June 30, 1999	Six Months Ended December 31, 1999	Period From October 6, 1998 (Inception), Through December 31, 1999
		(Unaudited)	(Unaudited)
Operating Expenses:			
General and administrative expenses	$(14,139)	$(32,654)	$(46,793)
Net Loss	$(14,139)	$(32,654)	$(46,793)

The accompanying notes are an integral part of these statements.

I-FULFILLMENT, INC.
(a development stage company)

STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

Period from October 6, 1998 (Inception), Through June 30, 1999, and Six Months Ended December 31, 1999 (Unaudited)

	Common Stock, Par Value $.01, 10,000,000 Shares Authorized		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount			
Balance, October 6, 1998 (inception)	—	$ —	$ —	$ —	$ —
Issuance of common stock	100	1	—	—	1
Operating costs funded by shareholder	—	—	13,138	—	13,138
Net loss for the period	—	—	—	(14,139)	(14,139)
Balance, June 30, 1999	100	1	13,138	(14,139)	(1,000)
Cancellation of common stock (unaudited)	(100)	(1)	—	—	(1)
Issuance of common stock (unaudited)	1,100,000	11,000	—	—	11,000
Issuance of common stock in exchange for operating costs funded by shareholder (unaudited)	3,900,000	39,000	(13,138)	—	25,862
Net loss for the period (unaudited)	—	—	—	(32,654)	(32,654)
Balance, December 31, 1999 (unaudited)	5,000,000	$50,000	$ —	$(46,793)	$ 3,207

The accompanying notes are an integral part of these statements.

I-FULFILLMENT, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

**Period from October 6, 1998 (Inception), Through
June 30, 1999, Six Months Ended December 31, 1999 (Unaudited),
and Period from October 6, 1998 (Inception), Through
December 31, 1999 (Unaudited)**

	Period From October 6, 1998 (Inception), Through June 30, 1999	Six Months Ended December 31, 1999	Period From October 6, 1998 (Inception), Through December 31, 1999
		(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:			
Net loss	$(14,139)	$(32,654)	$(46,793)
Adjustments to reconcile net loss to net cash used in operating activities—			
Accrued expenses	1,000	3,000	4,000
Net cash used in operating activities	(13,139)	(29,654)	(42,793)
Cash Flows from Investing Activities:			
Payment for patent	—	(6,207)	(6,207)
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	1	11,000	11,001
Operating costs funded by shareholder	13,138	25,861	38,999
Net cash provided by financing activities	13,139	36,861	50,000
Net Increase in cash	—	1,000	1,000
Cash, beginning of period	—	—	—
Cash, end of period	$ —	$ 1,000	$ 1,000

The accompanying notes are an integral part of these statements.

I-FULFILLMENT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1. Description of Business

i-Fulfillment, Inc. (the ''Company'') is a development stage company that plans to provide standardized turnkey fulfillment and inventory management services to e-businesses selling products over the Internet. The Company will provide this service by tightly integrating its supply chain systems to Web-store platforms and operating highly automated fulfillment centers from which clients' inventory will be shipped. The Company's operating strategy is to improve the quality of the shopping experience over the Internet through real-time inventory acknowledgement, shipment cost calculation and visibility to order status. The Company's goal is to allow e-businesses to go to market quickly without undertaking proprietary systems integration and infrastructure development. The Company plans to derive revenues primarily through activity and resource-based fees. The Company is headquartered in Chicago, Illinois.

2. Risks and Uncertainties

The Company has incurred losses since inception and expects to continue to incur substantial losses. The net loss was $14,139 and $32,654 (unaudited) for the period ended June 30, 1999, and for the six months ended December 31, 1999, respectively. The Company expects to continue to incur significant expenses related to marketplace development, technology, sales and marketing and administration. Significant revenue will need to be generated to achieve and maintain profitability. There can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future. If profitability is reached, the Company may not be able to sustain or increase profitability. As further discussed in Note 7, on January 28, 2000, the Company entered into a Series A Preferred Stock Purchase Agreement (''Preferred Stock Agreement''), pursuant to which the Company sold 5,250,000 shares of Series A preferred stock for $10,500,000. However, $9,000,000 of this $10,500,000 funding is contingent upon the Company and its founder meeting certain requirements by February 15 and March 15, 2000. Accordingly, development of the operations is dependent upon the completion of these requirements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies and Practices

Interim Financial Statements (Unaudited)

In the opinion of the Company's management, the December 31, 1999, unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such financial statements. The results of operations for the six months ended December 31, 1999, are not necessarily indicative of the results to be expected for the entire year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-up Costs

In accordance with Statement of Position No. 98-5, ''Reporting on the Costs of Start-up Activities,'' the Company has expensed all start-up costs, including organization costs, as incurred.

Intangible Asset

The intangible asset, primarily the cost of obtaining patents, is stated at cost and will be amortized using the straight-line method over the estimated economic useful life of 10 years.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance has been provided to offset deferred tax assets, which consists primarily of net operating losses. As of June 30, 1999, and December 31, 1999, the deferred tax asset and offsetting valuation allowance amounted to approximately $5,800 and $19,000 (unaudited), respectively. The Company has net operating losses for both federal and state tax purposes of approximately $14,000 and $47,000 (unaudited) as of June 30,1999, and December 31, 1999, respectively, which begin to expire in the year 2019. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to the utilization limits, which may inhibit the Company's ability to use carryforwards in the future.

4. Related Party

The Company made rental payments of approximately $2,700 and $1,800 (unaudited), to a shareholder from October 6, 1998, through June 30, 1999, and for the six months ended December 31, 1999, respectively.

5. Commitments and Contingencies

The Company has a one-year employment agreement with an employee that is effective if $3 million of funding is obtained before June 30, 2000.

6. Shareholders' (Deficit) Equity

Common Stock

On March 16, 1999, the Company issued 100 shares of $.01 par value common stock to its founder for $.01 per share. Subsequent to year-end, these shares were cancelled and additional shares were issued to the founder as is described in Note 7.

7. Subsequent Events—Capital Structure

On July 1, 1999, the Company cancelled the 100 shares of common stock outstanding and issued 5,000,000 shares of common stock including 3,900,000 shares issued to the founder and his descendants for $.01 per share. Further, on July 1, 1999, the Company and the shareholders entered into a Shareholder Agreement which states that (a) shareholders cannot own, operate or become interested in any business similar to the Company, (b) transfer of shares is restricted and (c) in the event of death or divorce, the Company and then the other shareholders have the right of first refusal to purchase the stock. This Shareholder Agreement was cancelled in connection with the Preferred Stock Agreement described below.

i-FULFILLMENT, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

On January 27, 2000, the Company reincorporated in Delaware. In connection with the reincorporation, the Company increased its authorized capital stock to 5,250,000 shares of $.001 par value Series A-1 preferred stock, 5,000,000 shares of $.001 par value Series A-2 preferred stock, 20,000,000 shares of $.001 par value Class A common stock and 5,000,000 shares of $.001 par value Class B common stock. Accordingly, all existing shares of common stock were reclassified to shares of $.001 par value Class A common stock.

On January 28, 2000, the Company entered into a Series A Preferred Stock Purchase Agreement. Under the terms of the Preferred Stock Agreement, the Company issued 5,000,000 shares of Series A-2 preferred stock and 250,000 shares of Series A-1 preferred stock for $2.00 per share. In consideration for the Series A preferred stock, the Company received $1,500,000 and a $9,000,000 promissory note secured by 4,500,000 shares of Series A-2 preferred stock. The promissory note is void if certain requirements are not achieved at February 15 and March 15, 2000. If these requirements are met, the note is payable as follows: $1,000,000 on February 15, 2000, $3,000,000 on March 15, 2000, and $5,000,000 on May 1, 2000. If the requirements are not met by March 15, 2000, the Series A-2 preferred stockholder has the right to require the Company to repurchase its one million unsecured preferred shares for $2.4 million and the Series A-2 preferred stockholder forfeits the remaining 4 million unsecured shares. The February 15, requirement was met on February 8, 2000.

In connection with the Preferred Stock Agreement, the Company entered into a Stockholders' Agreement on January 28, 2000. The Stockholders' Agreement provides that in the event a stockholder desires to sell stock, the Company and then certain stockholders have the right of first refusal.

The Series A preferred stockholders are entitled to liquidation rights and dividends that accrue at 8% per annum. Preferred stockholders can convert their shares into common stock. The number of shares of common stock into which it is convertible is determined by adding (a) the result of multiplying the number of shares of stock to be converted by $2.00 and dividing that product by the Series A conversion price, as defined, plus (b) the number of shares determined by dividing the accrued and unpaid dividends by the Series A conversion price. In the event of an approved sale of the Company or a qualified public offering, as defined, the Series A preferred stock automatically converts to common stock and all accrued dividends are cancelled upon closing. Upon a fundamental change or change in ownership, as defined, the Series A preferred stockholders have the right to require the Company to redeem their stock at the Series A redemption price, as defined. Each holder of common stock is entitled to one vote per share outstanding. Each holder of preferred stock has votes equal to the number of shares of common stock into which the preferred stock is convertible.

In conjunction with the Preferred Stock Agreement, two employees, one of which is the founder, who collectively own 3.9 million shares of Class A common stock signed Restricted Common Stock Agreements ("Restricted Stock Agreements"). The Restricted Stock Agreements provide for a ratable 30-month vesting period, with certain restrictions placed upon unvested shares. However, in the event of a qualified public offering, approved sale of the Company, death or disability of the employee or termination without cause, all restricted shares vest immediately. In the event an employee under the Restricted Stock Agreements is terminated for cause or voluntarily resigns, the Company and then the other stockholders have the right to repurchase all restricted shares at $0.01 per share and all unrestricted shares at fair market value, as defined.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
iGive.com, inc.:

    We have audited the accompanying balance sheets of iGive.com, inc. (the Company) as of December 31, 1998 and 1999, and the related statements of operations and cash flows for the years then ended. We have also audited the statement of unitholders' deficit for the year ended December 31, 1998 and the statement of stockholders' deficit for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iGive.com, inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
February 25, 2000

IGIVE.COM, INC.

BALANCE SHEETS

December 31, 1998 and 1999

	December 31,	
Assets	1998	1999
Current assets:		
Cash	$ 7,337	—
Trade accounts receivable, net of allowance of $0 and $6,810 at December 31, 1998 and 1999, respectively	11,539	99,537
Prepaid expenses and other current assets	60,470	38,347
Total current assets	79,346	137,884
Computer equipment, at cost	39,927	129,581
Less accumulated depreciation	(11,818)	(40,063)
Computer equipment, net	28,109	89,518
Other assets	—	16,512
	$ 107,455	243,914
Liabilities and Unitholders' and Stockholders' Deficit		
Current liabilities:		
Bank overdraft	$ —	153,407
Line of credit	—	100,000
Accounts payable and accrued expenses	256,371	196,679
Member designated contributions payable	112,400	4,301
Convertible notes and accrued interest	400,000	1,346,097
Convertible notes held by shareholders and accrued interest	—	152,547
Due to officer	118,254	100,210
Deposits on Series A preferred stock	33,000	—
Total current liabilities	920,025	2,053,241
Line of credit	100,000	—
Total liabilities	1,020,025	2,053,241
Unitholders' and stockholders' deficit:		
Class A membership units: 4,286,781 units issued and outstanding in 1998	741,185	—
Common membership units: 20,856,026 units issued and outstanding in 1998 . .	55,000	—
Series A preferred stock, $0.0001 par: 25,421,284 shares authorized; 18,033,498 shares issued and outstanding in 1999	—	1,803
Common stock, $0.0001 par: 60,000,000 shares authorized; 20,856,026 shares issued and outstanding in 1999	—	2,086
Additional paid-in capital	—	977,804
Accumulated deficit	(1,708,755)	(2,791,020)
Total unitholders' and stockholders' deficit	(912,570)	(1,809,327)
Total liabilities and unitholders' and stockholders' deficit	$ 107,455	243,914

See accompanying notes to financial statements.

IGIVE.COM, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 1998 and 1999

	Years ended December 31,	
	1998	**1999**
Net revenue	$ 18,321	182,533
Operating expenses:		
Sales and marketing	283,308	503,522
Member designated contributions	158,297	325,201
Employee compensation	480,205	826,932
Website development and maintenance	251,710	75,590
General and administrative	212,834	270,495
Total operating expenses	1,386,354	2,001,740
Loss from operations	(1,368,033)	(1,819,207)
Interest expense, net	5,449	56,406
Net loss	$(1,373,482)	(1,875,613)

See accompanying notes to financial statements.

IGIVE.COM, INC.

STATEMENT OF UNITHOLDERS' DEFICIT FOR THE YEAR ENDED DECEMBER 31, 1998

STATEMENT OF STOCKHOLDERS' DEFICIT FOR THE YEAR ENDED DECEMBER 31, 1999

	Class A membership units (# of units)	Common membership units (# of units)	Series A preferred stock (# of shares)	Common stock (# of shares)	Class A membership units	Common membership units	Series A preferred stock, $0.0001 par value	Common stock, $0.0001 par value	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 1997	—	20,490,951	—	—	$ —	20,000	—	—	—	(335,273)	(315,273)
Issuance of membership units	4,286,781	365,075	—	—	741,185	35,000	—	—	—	—	776,185
Net loss	—	—	—	—	—	—	—	—	—	(1,373,482)	(1,373,482)
Balance at December 31, 1998	4,286,781	20,856,026	—	—	741,185	55,000	—	—	—	(1,708,755)	(912,570)
Exchange of membership units for stock	(4,286,781)	(20,856,026)	7,512,515	20,856,026	(741,185)	(55,000)	751	2,086	—	793,348	—
Issuance of stock	—	—	10,520,983	—	—	—	1,052	—	977,804	—	978,856
Net loss	—	—	—	—	—	—	—	—	—	(1,875,613)	(1,875,613)
Balance at December 31, 1999	—	—	18,033,498	20,856,026	$ —	—	1,803	2,086	977,804	(2,791,020)	(1,809,327)

See accompanying notes to financial statements.

IGIVE.COM, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1999

	Year ended December 31,	
	1998	1999
Cash flows from operating activities:		
Net loss	$(1,373,482)	(1,875,613)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	9,236	28,245
Noncash expenses	80,000	—
Change in assets and liabilities:		
Trade accounts receivable, net	(11,539)	(87,998)
Prepaid expenses and other current assets	(60,470)	22,123
Other assets		(16,512)
Accounts payable and accrued expenses	246,361	(59,692)
Member designated contributions payable	110,195	(108,099)
Net cash used in operating activities	(999,699)	(2,097,546)
Cash flows from investing activities—capital expenditures	(24,437)	(89,654)
Cash flows from financing activities:		
Net increase in bank overdraft	—	153,407
Net borrowings on line of credit	75,000	—
Net repayments of loans from officer	(77,328)	(18,044)
Proceeds from issuance of convertible notes	400,000	1,498,644
Deposit on Series A preferred stock	3,000	—
Proceeds from issuance of Class A membership units	626,185	—
Proceeds from issuance of Series A preferred stock	—	545,856
Net cash provided by financing activities	1,026,857	2,179,863
Net increase (decrease) in cash	2,721	(7,337)
Cash at beginning of year	4,616	7,337
Cash at end of year	$ 7,337	—
Supplemental disclosure of cash flow information—interest paid	$ 3,804	8,225
Supplemental disclosure of noncash financing activities:		
Common membership units issued in exchange for professional services	$ 35,000	—
Class A membership units issued in exchange for professional services	15,000	—
Deposit on Series A preferred stock provided in exchange for professional services	30,000	—
Satisfaction of shareholder loans through issuance of Class A membership units	100,000	—
Exchange of convertible notes for Series A preferred stock	—	400,000

See accompanying notes to financial statements.

IGIVE.COM, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Description of the Business and Basis of Presentation

iGive.com, inc. (the Company) is an Internet-based business that enables consumers to assist their favorite personal causes by making retail purchases from over 190 merchant websites accessed through the Company's website (iGive Mall). The Company's website provides information on the Company and the mechanisms that enable consumers to assist their favorite personal causes (*http://www.igive.com)*.

The Company was originally established as a limited liability company in 1995 under the name Intercast L.L.C. Intercast created content and infrastructure for handheld wireless devices. In 1996, Intercast sold its net assets to a chip manufacturer and changed its name to Eyegive, L.L.C. On January 15, 1999, Eyegive, L.L.C. changed its name to iGive.com, inc. and changed its legal structure to a C-corporation. In conjunction with the change in legal structure, all outstanding Eyegive, L.L.C. common membership units were exchanged for an equal number of iGive.com, Inc. common shares and each Eyegive, L.L.C. Class A membership unit was exchanged for 1.752484 shares of iGive.com, inc. Series A preferred stock.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

Under the terms of revenue sharing agreements between the Company and the merchants on the iGive Mall, the Company earns commissions based upon a percentage of sales generated from the merchant's link on the Company's website. The Company recognizes commission revenue, net of estimated sales returns, at the time a purchase is made from a merchant's website through a link from iGive Mall. Commission agreements are terminable at anytime by either the Company or the merchants.

The Company earns revenue from advertisers each time an iGive.com member clicks on advertisement banners displayed on the Company's website, up to certain daily limits. The Company recognizes this advertising revenue at the time an iGive.com member clicks on the advertisement banner. Advertising agreements are terminable at anytime by either the Company or the advertisers.

(c) Member Designated Charitable Contributions

The Company incurs unconditional obligations to make payments to qualified not-for-profit organizations designated by its iGive members upon the occurrence of certain website accessing activities by those members. The Company also makes payments to member designated not-for-profit organizations or individuals when commission revenues are earned through merchant sales to iGive members. These expenses are recorded as incurred.

(d) Computer Equipment

Computer equipment is stated at cost. Depreciation is provided over the three-year estimated useful lives of the assets using the straight-line method.

(e) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and

operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to changing its legal form to a C-corporation on January 15, 1999, the Company operated as a limited liability company, whereby all income, deductions, and credits were passed through to the Company's unitholders for income tax purposes.

(f) Website Costs

The Company's website costs consist of the costs to develop features which enable users to perform functions on-line, hosting costs, and costs to develop and maintain content and graphics. The Company has adopted the provisions of Statement of Position (SOP) 93-7, *Reporting on Advertising Costs* and SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* in accounting for development costs. Accordingly, costs related to media development and other website content are expensed as incurred. Certain qualifying costs are capitalized and amortized over the estimated useful life of the asset. The Company has expensed all development costs incurred during 1998 and 1999 due to the short estimated life of these costs as a result of the frequent replacement of substantially all of the website's programmed features. Website hosting costs are expensed as incurred.

(g) Stock Option Plan

Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123) defines a fair value based method of accounting for an employee stock option or similar equity instrument. SFAS 123 gives entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). The Company applies the measurement criteria prescribed by APB 25 and provides the pro forma disclosures required by SFAS 123.

(g) Deferred Costs

The Company defers the costs of equity offerings and applies them to the proceeds received. In 1998, $52,970 of professional fees were incurred relating to the January 1999 private placement. In 1999, $1,017 of professional fees were incurred relating to the February 2000 private placement. These costs are reflected within prepaid expenses and other current assets as of December 31, 1998 and 1999, respectively.

(3) Unitholders' and Stockholders' Deficit

The Company issued 365,075 common membership units to certain private investors during 1998 in exchange for professional services rendered. Expense and an equity contribution of $35,000 was recorded based on the fair value of the services received.

In conjunction with a 1998 private placement, the Company issued 4,286,781 Class A membership units for a total capital contribution of $741,185. These amounts include 578,369 units issued to the Company's president in exchange for a $100,000 reduction in the Company's loan payable to this individual, and 86,755 units issued to an investor in exchange for professional services rendered. Expense and an equity contribution of $15,000 was recorded based on the fair value of the services received.

During 1998, the Company received $3,000 cash and $30,000 worth of professional services as deposits on the future issuance of 334,483 shares of Series A preferred stock. Such shares were issued in conjunction with the January 1999 private placement described below.

In conjunction with the January 15, 1999 change in legal structure of the Company, the 20,856,026 issued and outstanding common membership units were exchanged for an equal number of shares of $0.0001 par value common stock, and the 4,286,781 issued and outstanding Class A membership units were exchanged for 7,512,515 shares of $0.0001 par value Series A preferred stock. The Amended and Restated Articles of Incorporation filed upon the Company's incorporation as a C-corporation on January 15, 1999 authorized the issuance of 60,000,000 shares of common stock and 25,421,284 shares of preferred stock.

The transfer of assets and liabilities of Eyegive L.L.C. to the Company upon the change in legal structure have been recorded at the historical carrying values of Eyegive L.L.C. Net losses incurred by Eyegive L.L.C. through January 15, 1999 have been applied as a reduction of paid-in capital of the Company, because such losses are allocable to the unitholders of Eyegive L.L.C.

The holders of Series A preferred stock are entitled to receive dividends annually at the rate of $0.008 per share, when and if declared by the Board of Directors of the Company, prior to the payment of any dividend on the common stock of the Company. At any time, each share of Series A preferred stock is convertible at the option of the holder into such number of shares of common stock determined by dividing $0.09866 by the conversion price applicable to such share. The initial conversion price of Series A preferred stock (the Series A conversion price) is $0.09866, and it is subject to adjustment for certain dilutive issuances, stock splits, combinations, and recapitalizations. In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of Series A preferred stock shall be entitled to receive, prior and in preference to the distribution of any assets of the Company to the holders of common stock, an amount equal to $0.09866 per share, adjusted for any stock split, stock dividend, combination, or recapitalizations (the Series A liquidation value) for each share of Series A preferred stock then held, plus any accrued but unpaid dividends. Upon completion of this distribution, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of Series A preferred stock and common stock pro rata based on the number of shares held by each (assuming conversion of the Series A preferred stock) until holders of the Series A preferred stock have received $0.79 per share. Any remaining assets in the Company shall be distributed solely to the holders of common stock.

The Company issued 10,216,908 shares of Series A preferred stock in conjunction with a January 1999 private placement. The proceeds from this offering included $608,000 cash and the conversion of $400,000 of convertible notes. The gross proceeds received have been reduced by $59,150 of offering costs, $52,970 of which were incurred in 1998 and are reflected as other current assets at December 31, 1998. The January 1999 private placement included the issuance of 30,408 shares for $3,000 that was received as of December 31, 1998.

No dividends have been declared on the common stock or Series A preferred stock of the Company.

(4) Leases

The Company incurred $2,679 of rent expense leasing home office space from an employee during 1998. The Company incurred $44,932 of rent expense leasing its office space from a third party under a month-to-month operating lease through December 14, 1999. The Company subsequently entered into an operating lease for office space with future non-cancelable rental payments of $60,450 and $62,400 in 2000 and 2001, respectively. The Company incurred $2,500 of rent expense under this lease for the period from December 15, 1999 through December 31, 1999.

(5) Due to Officer

The due to officer balance reflects amounts owed to the president of the Company for advances provided to fund operating costs. These advances are non-interest bearing and are due on demand.

(6) Line of Credit

The Company maintains an operating line of credit with a borrowing limit of $100,000 at December 31, 1998 and 1999. Borrowings under the line of credit accrue interest at the bank's prime rate plus 0.5% (8.25% and 9.0% at December 31, 1998 and 1999, respectively). The Company had $100,000 of outstanding borrowings under the line of credit as of December 31, 1998 and 1999. The line of credit expires on September 15, 2000 and is personally guaranteed by the president of the Company.

(7) Convertible Notes

The Company issued $400,000 of convertible notes to venture capital investors during 1998 as bridge financing until permanent financing could be obtained. The notes were convertible at the option of the holder into such number of shares of Series A preferred stock determined by dividing (1) the outstanding principal and accrued interest on the notes, into (2) the price per share of Series A preferred stock at the next qualified equity offering. These convertible notes were converted into 4,054,328 shares of Series A preferred stock in conjunction with the January 1999 private placement (Note 3).

The Company issued a $47,403 convertible promissory note to the president of the Company on March 4, 1999. The note has a March 3, 2000 maturity date and accrues interest at 2% over the prime rate, payable in a single installment at maturity. The note may be converted into Series A preferred stock at a rate of $0.09866 per share.

The Company issued a $50,000 convertible promissory note to a shareholder of the Company on April 7, 1999. The note has an April 6, 2000 maturity date and accrues interest at 2% over the prime rate, payable in a single installment at maturity. The note may be converted into Series A preferred stock at a rate of $0.09866 per share.

The Company issued a $50,000 convertible promissory note to a shareholder of the Company on May 3, 1999. The note has a May 2, 2000 maturity date and accrues interest at 2% over the prime rate, payable in a single installment at maturity. The note may be converted into Series A preferred stock at a rate of $0.09866 per share.

The Company issued a $200,000 convertible promissory note to an investor on May 12, 1999. This individual was subsequently appointed Chairman of the Board of Directors of the Company. The note had a May 11, 2000 maturity date and accrued interest at 2% over the prime rate, payable in a single installment at maturity. The note was initially convertible into shares of Series A preferred stock at the rate of $0.1192 per share. The Company issued a $400,000 convertible promissory note to its chairman on June 29, 1999. The note had a June 28, 2000 maturity date and accrued interest at 2% over the prime rate, payable in a single installment at maturity. The note was initially convertible into shares of Series A preferred stock at the rate of $0.1192 per share. On February 11, 2000, these notes, plus accrued interest thereon, were converted into shares of Series A preferred stock (Note 11).

The Company issued a $200,000 convertible promissory note to its chairman on October 22, 1999. The note had a January 15, 2000 maturity date and accrued interest at 2% over the prime rate, payable in a single installment at maturity. On February 11, 2000, the Company issued 1,204,769 shares of Series B-1 preferred stock in satisfaction of the note and accrued interest thereon (Note 11).

The Company issued a $500,000 convertible promissory note to divine interVentures, inc. (divine) on November 8, 1999. The Company's chairman is the chairman and chief executive officer of divine. The note had a January 15, 2000 maturity date and accrued interest at 2% over the prime rate, payable in a single installment at maturity. On February 11, 2000, the Company issued 3,003,040 shares of Series B-1 preferred stock in satisfaction of the note and accrued interest thereon (Note 11).

(8) Significant Customers

The Company had three customers that collectively accounted for 71% of trade accounts receivable and individually accounted for 43%, 17% and 11% of trade accounts receivable at December 31, 1998. The Company had three customers that collectively accounted for 64% of net revenue and individually accounted for 30%, 20% and 14% of net revenue for the year ended December 31, 1998. The Company had one customer that accounted for 15% of net revenue for the year ended December 31, 1999.

(9) Stock Options and Warrants

In 1998, the Company established a stock option plan (the Plan) for all employees and select non-employees who render services to the Company. The options vest over a period of time approved and adopted by the Board of Directors, but in no event shall exceed ten years from the date of grant. Generally, the options vest over a four-year period from the date of grant. The Company has reserved 10,003,000 common shares for issuance upon exercise of options. Under the terms of an investors' rights agreement, 2,605,835 common shares are issuable to the president of the Company, subject to approval by the Company's board of directors, because options for all common shares reserved for issuance under the plan were not granted as of December 31, 1999.

In connection with the January 1999 private placement, the Company issued 6,757,206 Series A preferred stock purchase warrants. The warrants entitled the holders to purchase up to 6,757,206 shares of Series A preferred stock at the private placement price of $0.09866 per share. In lieu of exercising the warrants through a cash contribution, the holders were entitled to elect to receive shares equal to the value of the warrants on the surrender date (net issue exercise). The number of shares received through a net issue exercise is determined by the following formula: (1) the number of shares purchasable under the warrant, multiplied by the excess of the fair value of the Series A preferred stock on the surrender date over the warrant exercise price; divided by (2) the fair value of the Series A preferred stock on the surrender date. The warrants were cancelled on February 11, 2000.

The Company applies APB 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had compensation cost for the plans been determined consistent with SFAS No. 123, the Company's net loss would have been the pro forma amount indicated below:

	1999
Net loss:	
As reported	$ 1,875,613
Pro forma	$ 1,879,432

For purposes of calculating the compensation cost consistent with SFAS No. 123, the minimum value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0%, risk free interest rates of 5.64%, volatility of 0% and expected lives of 10 years.

The following is a summary of activity under the stock option plan:

	Options outstanding	Weighted-average exercise price
Outstanding at December 31, 1998	—	—
Granted	275,000	$0.25
Outstanding at December 31, 1999	275,000	$0.25
Options exercisable at December 31, 1999	—	
Weighted-average minimum value of options granted	$0.11	

The following table summarizes information about stock options outstanding at December 31, 1999:

		Options outstanding		Options exercisable	
Exercise price	Number of shares	Weighted-average remaining contractual life	Weighted-average Exercise price	Number of shares	Weighted-average exercise price
$0.25	275,000	9.75 years	$0.25	—	—

(10) Income Taxes

No provision for income taxes was recorded prior to the change in legal structure on January 15, 1999, as such liability was the responsibility of the Eyegive, L.L.C. unitholders, rather than the Company. Upon the change in legal structure of Eyegive, L.L.C. into iGive.com, Inc., the Company recorded an initial net deferred tax liability of $11,243. The remaining change in deferred income taxes for the year ended December 31, 1999 relates to the period subsequent to the change in legal structure.

There is no provision for income taxes for the year ended December 31, 1999 due to the Company's net loss before income taxes.

The total tax provision for the year ended December 31, 1999 differs from the amount computed by applying the Federal income tax rate of 34% to the loss before income taxes for the following reasons:

Federal income tax benefit at statutory rate	$(637,708)
Increase (decrease) in taxes resulting from:	
State income tax benefit	(112,537)
Establishment of deferred tax liability upon conversion to C-corporation	11,243
Permanent differences	2,118
Increase in valuation allowance	736,884
Income tax provision	$ —

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1999 are presented below:

Deferred tax assets:	
Allowance for doubtful accounts receivable	2,724
Deferred rent	1,020
Net operating loss carryforward	738,683
Gross deferred tax assets	742,427
Less valuation allowance	(736,884)
Net deferred tax assets	5,543
Deferred tax liability—	
Depreciation on computer equipment	(5,543)
Net deferred income taxes	$ —

The Company has Federal and state net operating loss carryforwards of approximately $1,847,000, which will begin to expire in 2019 if not used to offset future taxable income. The Company has recorded a full valuation allowance of $736,884 against its net deferred tax assets established during 1999 because the Company has not yet determined that it is more likely than not that the net deferred tax assets will be realizable.

(11) Subsequent Events

On February 11, 2000, the Company entered into a Series B Preferred Stock Purchase Agreement (the Agreement) with the Company's chairman and divine. In conjunction with this transaction, the Company amended its articles of incorporation to authorize 100,000,000 shares of $0.001 par value Class A common stock, 23,388,912 shares of $0.001 par value Class B common stock, 24,593,681 shares of $0.001 par value Series B-1 preferred stock, and 23,388,912 shares of $0.001 par value Series B-2 preferred stock, and to increase the authorized shares of $0.001 Series A preferred stock from 18,033,498 to 27,434,516. The Company issued 20,856,026 shares of the newly authorized Class A common stock to existing holders of common stock and all 20,856,026 previously outstanding shares of common stock were cancelled.

At any time, each holder of Series A preferred stock may convert all or a portion of such shares into the number of shares of Class A common stock determined by (i) multiplying the number of Series A preferred shares being converted by the Series A liquidation value (Note 3) and (ii) dividing the resulting product by the Series A conversion price (Note 3) then in effect.

At any time, each holder of Series B-1 preferred stock may convert all or a portion of such shares into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series B-1 preferred shares being converted by $0.17102 initially, subject to adjustment for stock splits, stock dividends, and other subdivisions (the Series B liquidation value) and (ii) dividing the resulting product by $0.17102, subject to adjustment for certain dilutive issuances, stock splits, combinations, and recapitalizations (the Series B conversion price), plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series B-1 share being converted by the Series B conversion price.

At any time, each holder of Series B-2 preferred stock may convert all or a portion of such shares into the number of shares of Class B common stock determined by (i) multiplying the number of Series B-2 preferred shares being converted by the Series B liquidation value and (ii) dividing the resulting product by the Series B conversion price then in effect, plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series B-2 share being converted by the Series B conversion price.

At any time, each holder of Class B common stock may convert all or a portion of such shares into an equal number of Class A common shares.

The Series B-1 and B-2 preferred shares (collectively, "Series B preferred shares") have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of two-thirds of the Series B preferred shares then outstanding may require the Company to redeem all the Series B preferred shares then outstanding at the Series B redemption price. The Series B redemption price per share equals the greater of (i) the fair market value of the common stock into which such Series B preferred share is convertible and (ii) the sum of (a) the Series B liquidation value plus (b) all accrued but unpaid dividends on such Series B preferred share through the applicable redemption date.

At any time or times on or after the earlier to occur of (i) the fifth anniversary of issuance or (ii) the date on which a holder of equity securities of the Company acquires a voting interest in the Company which is greater than that of divine, the holder or holders of two-thirds of the outstanding Series B preferred shares may elect to require the Company to redeem all or any portion of such holders' Series B preferred shares.

Holders of Class A common stock, Class B common stock, Series A preferred stock, Series B-1 preferred stock, and Series B-2 preferred stock vote together as a single class on all matters submitted to a vote before

the stockholders of the Company. Holders of Class A common stock and Class B common stock are entitled to one vote per share. Holders of Series A preferred stock and Series B-1 preferred stock are entitled to the number of Class A common stock votes such holders would have been entitled to had they converted all of their Series A and Series B-1 preferred shares to Class A common shares. Holders of Series B-2 preferred stock are entitled to the number of Class B common stock votes such holders would have been entitled to had they converted all of their Series B-2 preferred shares to Class B common shares.

Provided that holders of Class B common stock outstanding and issuable upon conversion of Series B-2 preferred stock own at least 5% of the Company's Class A common stock and Class B common stock, assuming conversion of all securities convertible into such shares, (i) such holders shall have the number of votes equal to the greater of (a) voting rights determined in accordance with the preceding paragraph, and (b) 25.1% of the voting power of the Company, and (ii) the voting rights of any person or group other than holders of Class B common shares and Series B-2 preferred shares shall be limited to the number of votes equal to the lesser of (x) such holders' voting rights in accordance with the preceding paragraph, and (y) 25% of the voting power of the Company.

In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, each holder of Series B-1 preferred stock and Series B-2 preferred stock (collectively, Series B preferred stock) shall be entitled to receive an amount per share equal to the greater of (A) the Series B liquidation value and (B) the amount such holder would receive if all holders of Series B preferred shares had converted their shares to Series B common shares immediately prior to liquidation. After distributions to holders of Series B preferred stock have been made, but prior to distribution to holders of Class A common stock and Class B common stock, each holder of Series A preferred stock shall be entitled to an amount per share equal to the Series A liquidation value (Note 3), plus any accrued but unpaid dividends. After payment to holders of Series A and Series B preferred shares, the remaining assets available for distribution will be distributed to holders of Class A common stock and Class B common stock in proportion to the number of such shares then held.

The holders of Series B preferred stock are entitled to received dividends on each Series B share annually at the rate of 8% of the Series B liquidation value, when and if declared by the Board of Directors of the Company, prior to the payment of any dividend on the Series A preferred shares, Class A common shares, or Class B common shares. After payment of dividends to holders of Series B preferred stock, but prior to payment of dividends to holders of Class A common stock and Class B common stock, the holders of Series A preferred stock are entitled to received dividends annually at the rate of $0.008 per share, when and if declared by the Board of Directors of the Company. The Board of Directors of the Company may declare dividends on Class A common shares and Class B common shares whenever all accrued preferential dividends on the Series B preferred stock and Series A preferred stock have been paid or set aside for payment.

Under the terms of the Agreement, the Company issued 1,204,769 shares of Series B-1 preferred stock to its chairman and 23,388,912 shares of Series B-2 preferred stock to divine for aggregate proceeds of $4,206,012. The proceeds from this transaction included conversion of a $200,000 convertible promissory note and accrued interest thereon held by the Company's chairman and conversion of a $500,000 convertible promissory note and accrued interest thereon held by divine.

On February 11, 2000, the Company issued 9,401,018 shares of Series A preferred stock to certain investors, including the president of the Company and the chairman of the Company, for aggregate proceeds of $927,504. The proceeds from this transaction included conversion of $200,000 and $400,000 convertible promissory notes and accrued interest thereon held by the chairman of the Company.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
iSalvage.com, Inc.:

We have audited the accompanying balance sheet of iSalvage.com, Inc., (a development stage enterprise) as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from July 20, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iSalvage.com, Inc. (a development stage enterprise) as of December 31, 1999, and the results of its operations and its cash flows for the period from July 20, 1999 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

New York, New York
March 13, 2000

iSALVAGE.COM, INC.
(a development stage enterprise)

BALANCE SHEET

December 31, 1999

Assets

Current assets:

Cash	$ 298,474
Prepaid expenses	13,718
Total current assets	312,192
Property and equipment, net	757,113
Other assets	27,510
Total assets	$1,096,815

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	$ 90,606
Accrued liabilities	678,294
Total current liabilities	768,900

Commitments

Series B-1 Redeemable Convertible Preferred Stock, $.001 par value. Authorized 4,986,559 shares; issued and outstanding none	—
Series B-2 Redeemable Convertible Preferred Stock, $.001 par value. Authorized 4,293,064 shares; issued and outstanding none	—

Stockholders' equity:

Series A Convertible Preferred Stock, $.001 par value. Authorized 2,200,000 shares; issued and outstanding 2,200,000 shares (liquidation value of $880,000)	2,200
Class A Common Stock, $.001 par value. Authorized 13,512,696 shares; issued and outstanding 4,625,000 shares	4,625
Class B Common Stock, $.001 par value. Authorized 4,293,064 shares; issued and outstanding none	—
Subscription receivable	(4,625)
Additional paid-in capital	992,301
Deferred stock compensation	(102,907)
Deficit accumulated during the development stage	(563,679)
Total stockholders' equity	327,915
Total liabilities and stockholders' equity	$1,096,815

See accompanying notes to financial statements.

iSALVAGE.COM, INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS

Period from July 20, 1999 (inception) through December 31, 1999

Operating expenses:	
Product development	$305,788
General and administrative	255,567
Depreciation	2,324
Total operating expenses	563,679
Net loss	$563,679

See accompanying notes to financial statements.

iSALVAGE.COM, INC.
(a development stage enterprise)

STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 20, 1999 (inception) through December 31, 1999

	Series A convertible preferred stock		Class A Common Stock		Subscription receivable	Additional paid-in capital	Deferred stock compensation	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount					
Balance at July 20, 1999 (inception)	—	$ —	—	$ —	$ —	$ —	$ —	$ —	$ —
Issuance of Class A Common Stock	—	—	4,625,000	4,625	—	—	—	—	4,625
Receivable from stockholders	—	—	—	—	(4,625)	—	—	—	(4,625)
Issuance of Series A Convertible Preferred Stock	2,200,000	2,200	—	—	—	877,800	—	—	880,000
Issuance of stock options to employees	—	—	—	—	—	104,430	(104,430)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	1,523	—	1,523
Issuance of stock options to consultants	—	—	—	—	—	10,071	—	—	10,071
Net loss and comprehensive loss	—	—	—	—	—	—	—	(563,679)	(563,679)
Balance at December 31, 1999	2,200,000	$2,200	4,625,000	$4,625	$(4,625)	$992,301	$(102,907)	$(563,679)	$ 327,915

See accompanying notes to financial statements.

iSALVAGE.COM, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from July 20, 1999 (inception) through December 31, 1999

Cash flows from operating activities:	
Net loss	$(563,679)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash advisory expense	10,071
Depreciation and amortization	3,847
Changes in assets and liabilities:	
Prepaid expenses	(13,718)
Other assets	(27,510)
Accounts payable and accrued liabilities	768,900
Net cash provided by operating activities	177,911
Cash flows from investing activities:	
Property and equipment	(759,437)
Net cash used in investing activities	(759,437)
Cash flows from financing activities:	
Issuance of preferred stock	880,000
Net cash provided by financing activities	880,000
Net increase in cash	298,474
Cash at beginning of period	—
Cash at end of period	$ 298,474

See accompanying notes to financial statements.

iSALVAGE.COM, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Business

iSalvage.com, Inc. (the Company) was incorporated under the laws of the State of Delaware on July 20, 1999 for the purpose of creating *iSalvage.com*, an Internet-based business marketplace for buyers and sellers of recycled and rebuilt auto parts.

Since inception, the Company has devoted substantially all of its efforts to business planning, product development, raising capital and business development activities. Accordingly, the Company is in the development stage, as defined by Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises."

iSalvage.com, Inc. is subject to risks and uncertainties common to growing technology-based companies, including technological change, growth and commercial acceptances of the Internet, dependence on principal products and third-party technology, new product development and performance, new product introductions and other activities of competitors and its limited operating history.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

(c) Impairment of Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(d) Product Development Costs

The Company has adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, certain costs to develop internal-use computer software are capitalized after the Company has completed a preliminary project assessment. During the period from July 20, 1999 (inception) through December 31, 1999, software development costs of $656,250 were capitalized in connection with the development of *iSalvage.com* web-site software.

(e) Other Assets

Other assets include security deposits related the Company's lease agreement for its office premises.

(f) Stock-Based Compensation

The Company accounts for its stock options under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income (loss) disclosures for employee stock option grants made as if the fair value-based method defined in SFAS No. 123 had been applied. Under APB No. 25, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeded the exercise price. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosures of SFAS No. 123.

(g) Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Recent Accounting Pronouncements

In 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements have no impact on the Company's financial statements.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 2000, will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. The Company is required to adopt the new statement effective July 1, 2000, and has not yet determined the effect SFAS No. 133 will have on its results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

In 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement did not have any effect on the Company's financial statements.

(3) Property and Equipment

Property and equipment at December 31, 1999 consist of the following:

Computer hardware/software	$751,288
Furniture and fixtures	5,259
Leasehold improvements	2,890
	759,437
Less accumulated depreciation and amortization	(2,324)
Property and equipment, net	$757,113

(4) Accrued Liabilities

Accrued liabilities at December 31, 1999 consist primarily of accrued web development costs of $656,250.

(5) Lease Commitments

The Company leases office space and equipment under operating lease agreements.

The future lease payments due under those leases are as follows:

Year ended December 31	Amount
2000	$ 81,540
2001	85,434
2002	89,522
	$256,496

(6) Income Taxes

Income tax benefit as reported herein differs from the "expected" income tax benefit for the period from July 20, 1999 (inception) through December 31, 1999, computed by applying the Federal corporate tax rate of 34% to the loss before income taxes, as follows:

Computed "expected" tax benefit	$(191,700)
State tax benefit, net of Federal income tax benefit	(33,800)
Nondeductible expenses	500
Increase in valuation allowance	225,000
	$ —

The tax effect of temporary differences that give rise to deferred tax assets at December 31, 1999 is as follows:

Net operating loss carryforward	$ 121,800
Fixed assets, principally due to differences in depreciation	900
Expenses not currently deductible for tax purposes	102,300
Gross deferred tax assets	225,000
Less valuation allowance	(225,000)
Net deferred income taxes	$ —

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences or net operating loss carryforwards become deductible. Management considers projected future taxable income and tax planing strategies which can be implemented by the Company in making this assessment. The Company has recorded a full valuation allowance against its deferred tax asset since management believes that after considering all the available objective evidence, it is more likely that not, that these assets will not be realized.

At December 31, 1999, the Company has tax operating loss carryforwards of approximately $304,500, which expire in 2019.

(7) Stockholders' Equity

On July 28, 1999, the Company sold 4,625,000 shares of Class A Common Stock to its founders for $4,625 or $.001 per share. In connection with this sale, the Company accepted promissory notes of $4,625 which are due on March 15, 2000 and carry no interest.

On August 30, 1999, the Company sold 2,200,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") for $880,000, or $.40 per share. The Series A Preferred Stock is convertible into Class A Common Stock at any time at the option of the holder, on a one-for-one basis, subject to certain anti-dilution provisions, and has preference to the Company's common stock in the event of liquidation. In addition, the Series A Preferred Stock automatically converts into Class A Common Stock upon the closing of a qualified initial public offering ("IPO") of its Class A Common Stock, as defined. The holders of the Series A Preferred Stock vote on an as-if-converted basis, and are entitled to dividends only when and if declared by the Company.

On January 31, 2000, the Company amended its corporate charter to provide for 29,285,383 authorized shares consisting of the following:

- 2,200,000 Series A Convertible Preferred Stock, all issued and outstanding,

- 4,986,559 shares of Series B-1 Redeemable Convertible Preferred Stock,

- 4,293,064 shares of Series B-2 Redeemable Convertible Preferred Stock,

- 13,512,696 shares of Class A Common Stock, of which 4,625,000 are issued and

- 4,293,064 shares of Class B Common Stock.

On February 3, 2000, the Company sold 693,495 shares of Series B-1 Redeemable Convertible Preferred Stock to third parties and 4,293,064 shares of Series B-2 Redeemable Convertible Preferred Stock to divine interVentures, inc., at $1.51407 per share aggregating $7.55 million. The Series B-1 and Series B-2 are collectively referred to as the "Series B Preferred Stock."

Series B-1 and Series B-2 are convertible into Class A and Class B Common Stock, respectively, on a one-for-one basis, subject to certain anti-dilution provisions, at any time at the option of the holder or automatically upon the closing of a qualified IPO, as defined.

The holders of the Series B Preferred Stock vote on an as-if converted basis. However, as long as the Series B-2 stockholders hold at least 5% of the outstanding common shares, on an as-converted basis, then the voting right of such stockholders will be increased to the number of shares held multiplied by 1.25 and the voting rights of all other stockholders will be reduced proportionately.

The Series B stockholders have preference in liquidation over the common and Series A stockholders. Upon liquidation, including any merger or acquisition where the existing stockholders of the Company own less than 50% of the successor entity, the holders of the Series B Preferred Stock are entitled to have the Company redeem their shares at the original price paid per share, plus an 8% cumulative return.

In the event that the Series B Preferred Stock has not been converted by February 3, 2005, the holders of the outstanding Series B Preferred Stock can elect to have the Company redeem their Preferred Stock for an amount equal to their original investment plus an 8% cumulative return.

The Company will record issuance costs incurred in connection with the Series B Preferred Stock as discounts at issuance and will accrete the discounts from the date of issuance through the date of mandatory redemption on February 3, 2005.

(8) Stock Options

In 1999, the Company adopted the 1999 Stock Incentive Plan (the "Plan") which authorized the issuance of 2,196,000 shares of Class A common stock to be issued in accordance with terms of the Plan. The options generally vest over a four-year period and expire seven years from the date of issuance.

In December 1999, the Company recorded deferred stock compensation of $104,430 in connection with the granting of options to employees and board members under the Plan. The amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the options. The Company has amortized $1,523 of total deferred compensation for the period from July 20, 1999 (inception) through December 31, 1999.

The Company applies APB No. 25 and related interpretations in accounting for its stock options issued to employees. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's reported net loss of $563,679 for the period from July 20, 1999 (inception) to December 31, 1999, would have increased to a pro forma net loss amount of $564,173.

The fair value of each option grant was estimated on the date of grant using the Black Scholes method option-pricing model with the following weighted average assumptions: dividend yield of zero (0%) percent, risk-free interest rate of 6%, volatility of 0% and expected life of 5 years.

Stock option activity for the period indicated is as follows:

	Shares	Weighted-average exercise price
Outstanding on July 20, 1999 (inception)	—	$ —
Granted	772,950	0.21
Outstanding on December 31, 1999	772,950	$0.21

The following table summarizes information about stock options outstanding at December 31, 1999.

	Options outstanding		
Range of exercise price	Shares	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.10	275,000	6.92	$0.10
$0.25	427,000	6.92	$0.25
$0.40	70,950	6.67	$0.40
	772,950		

As of December 31, 1999, no options were vested.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
i-Street, Inc.:

We have audited the accompanying balance sheets of i-Street, Inc., (a development stage enterprise) as of December 31, 1998 and September 30, 1999, and the related statements of operations, stockholder's equity (deficit), and cash flows for the period from September 15, 1998 (inception) through December 31, 1998, the nine months ended September 30, 1999, and for the period from September 15, 1998 (inception) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i-Street, Inc. (a development stage enterprise) as of December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the period from September 15, 1998 (inception) through December 31, 1998, the nine months ended September 30, 1999, and for the period from September 15, 1998 (inception) to September 30, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
November 12, 1999, except for note 6
   which is as of November 23, 1999

I-STREET, INC.
(a development stage enterprise)
BALANCE SHEETS
December 31, 1998 and September 30, 1999

ASSETS	December 31, 1998	September 30, 1999
Current assets:		
Prepaid expenses	$ 45	88
Other current assets, net	—	25
Total current assets	45	113
Property and equipment, net of accumulated depreciation	1,820	1,331
Other assets, net	51	318
Total assets	$ 1,916	1,762
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 29	238
Accrued liabilities	—	3,719
Amounts payable to sole shareholder	—	7,083
Total current liabilities	29	11,040
Series A-1 redeemable convertible preferred stock, $.001 par value; 574,000 shares authorized; none issued and outstanding	—	—
Series A-2 redeemable convertible preferred stock, $.001 par value; 574,000 shares authorized; none issued and outstanding	—	—
Stockholder's equity (deficit) (see note 6):		
Class A common stock, $.001 par value; 1,500,000 shares authorized; 326,000 issued and outstanding	326	326
Class B common stock, $.001 par value; 1,500,000 shares authorized; none issued and outstanding	—	—
Additional paid-in capital	3,990	37,029
Deficit accumulated during the development stage	(2,429)	(46,633)
Total stockholder's equity (deficit)	1,887	(9,278)
Total liabilities and stockholder's equity (deficit)	$ 1,916	1,762

See accompanying notes to the financial statements.

F-132

I-STREET, INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS

Period from September 15, 1998 (inception) through December 31, 1998, nine months ended September 30, 1999, and period from September 15, 1998 (inception) through September 30, 1999

	Period from September 15, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999	Period from September 15, 1998 (inception) through September 30, 1999
Revenues	$ —	—	—
Operating expenses:			
Organizational costs	178	150	328
Operations	869	26,737	27,606
Payroll expense for sole shareholder	—	7,083	7,083
Administration	1,079	9,617	10,696
Depreciation and amortization	303	617	920
Total operating expenses	2,429	44,204	46,633
Net loss	$(2,429)	(44,204)	(46,633)

See accompanying notes to the financial statements.

I-STREET, INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

Period from September 15, 1998 (inception) through December 31, 1998 and nine months ended September 30, 1999

	Class A common stock		Additional paid-in capital	Deficit accumulated during the development stage	Total stockholder's equity (deficit)
	Shares	Amount			
Balance at September 15, 1998 (inception)	—	$ —	—	—	—
Issuance of common stock in formation of the Company	326,000	326	—	—	326
Contributed capital	—	—	3,990	—	3,990
Net loss	—	—	—	(2,429)	(2,429)
Balance at December 31, 1998	326,000	326	3,990	(2,429)	1,887
Contributed capital	—	—	33,039	—	33,039
Net loss	—	—	—	(44,204)	(44,204)
Balance at September 30, 1999	326,000	$326	37,029	(46,633)	(9,278)

See accompanying notes to the financial statements.

I-STREET, INC.
(a development stage enterprise)

STATEMENTS OF CASH FLOWS

Period from September 15, 1998 (inception) through December 31, 1998, nine months ended September 30, 1999, and period from September 15, 1998 (inception) through September 30, 1999

	Period from September 15, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999	Period from September 15, 1998 (inception) through September 30, 1999
Cash flows from operating activities:			
Net loss	$(2,429)	(44,204)	(46,633)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	284	489	773
Amortization	19	128	147
Changes in assets and liabilities:			
Prepaid expenses	(45)	(43)	(88)
Other assets	(70)	(420)	(490)
Accounts payable and accrued expenses	29	11,011	11,040
Net cash used in operating activities	(2,212)	(33,039)	(35,251)
Cash flow from investing activities—additions to property and equipment	(2,104)	—	(2,104)
Cash flows from financing activities:			
Proceeds from issuance of common stock	326	—	326
Capital contributions from sole shareholder	3,990	33,039	37,029
Net cash provided by financing activities	4,316	33,039	37,355
Net increase in cash	—	—	—
Cash at beginning of period	—	—	—
Cash at end of period	$ —	—	—

See accompanying notes to the financial statements.

F-135

I-STREET, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Nature of the Business

i-Street, Inc. (the Company) was incorporated as a C-corporation on September 15, 1998 and is an Internet-based business focused on providing web-based services for the start-up business community. The Company's web site, *www.i-streetcentral.com*, provides information on the Company and the services it performs.

Since inception, the Company has devoted substantially all of its efforts to business planning, product development, acquiring operating assets, raising capital, marketing, and business development activities. Accordingly, the Company is in the development stage, as defined by the Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises.*

i-Street, Inc. is subject to risks and uncertainties common to growing technology-based companies, including technological change, growth and commercial acceptances of the Internet, dependence on principal products and third party technology, new product development and performance, new product introductions and other activities of competitors, and its limited operating history.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Impairment of Long-lived Assets

In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* the Company records impairment of losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(c) Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

(d) Computer Software

The Company has adopted the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Accordingly, certain costs to develop internal-use computer software are capitalized. During the period from September 15, 1998 (inception) through December 31, 1998, no software development costs were incurred. During the nine months ended September 30, 1999, software development costs of $21,000 related to website development were incurred. Such amounts were expensed due to the uncertainty of recovery.

(e) Other Assets

Other assets (current and long-term) include amounts paid for domain name rights which are being amortized over their two year lives.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Revenue Share Agreements

The Company entered into two revenue share agreements during 1999. In conjunction with the revenue share agreements, the Company has a banner link to two third-party websties. The Company earns a commission based upon a percentage of any sales generated from the banner link on the Company's web site. The revenue share agreements are cancelable at any time by either party. No revenues have been recognized from the revenue share agreements.

(h) Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flows.

(3) Property and Equipment

Property and equipment consists of the following:

	December 31, 1998	September 30, 1999
Property and equipment:		
Office equipment	$ 526	526
Computer equipment	1,578	1,578
	2,104	2,104
Less accumulated depreciation	(284)	(773)
Property and equipment, net	$1,820	1,331

(4) Income Taxes

The reconciliation of income tax expense (benefit) computed using the Federal statutory rate of 34% to the Company's income tax expense (benefit) is as follows:

	Period from September 15, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999
Expected income tax benefit from continuing operations	$ (826)	(15,030)
State income tax benefit, net of Federal taxes	(146)	(2,652)
Permanent differences	160	226
Effect of change in valuation allowance	812	17,456
	$ —	—

Temporary differences giving rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and September 30, 1999 are as follows:

	December 31, 1998	September 30, 1999
Deferred tax assets—start-up costs	$ 870	18,286
Deferred tax liabilities—depreciation	(58)	(18)
Net deferred tax assets	812	18,268
Valuation allowance	(812)	(18,268)
Net deferred taxes	$ —	—

The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, it is more likely than not that these assets will not be realized.

(5) Related Party Transactions

The Company's sole shareholder contributed capital to the Company to pay operating expenses. Such amounts are not due to the shareholder.

The Company has $7,083 of accrued salary at September 30, 1999, payable to the sole shareholder of the Company.

The Company's operating facilities are located in Chicago, Illinois. During the period from September 15, 1998 (inception) through September 30, 1999, the Company occupied office space owned by the sole shareholder. The Company's financial statements excluded rent expense for the period from September 15, 1998 (inception) through September 30, 1999 as it was impracticable to determine the amount of expense to allocate to the Company from its sole shareholder.

(6) Subsequent Events

In October 1999, the Company affected a 326:1 stock split on its then outstanding shares of Class A common stock. All share information included in these financial statements has been retroactively adjusted to reflect the revised authorized capital stock and the stock split.

In October 1999, the Company amended and restated its certificate of incorporation thereby authorizing 1,500,000 shares of $.001 par value Class A common stock, 1,500,000 shares of $.001 par value Class B common stock, and 1,500,000 shares of $.001 par value Series A preferred stock, of which 574,000 shares were designated as Series A-1 shares and 574,000 shares were designated as Series A-2 shares. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, "Series A preferred shares") shall be entitled to receive an amount equal to the greater of (i) $.87108, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise ("the Series A liquidation value"), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of

directors, at an annual rate of 8% of the sum of the Series A liquidation value plus all accrued and unpaid dividends. In the event any dividend or other distribution payable in cash, stock, or other property is declared on the common stock, each holder of Series A preferred shares on the record date for such dividend or distribution shall be entitled to receive the same cash, stock or other property which such holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held by such holder are then convertible.

Series A-1 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price ($.87108 initially, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-1 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-2 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of Series A-1 preferred stock or Class B common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares outstanding.

Class B common shares may be converted at any time, at the election of the holder, into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares then outstanding.

If a firm commitment underwritten public offering of shares of common stock is effected in which (a) the aggregate price paid by the public for the shares is at least $20,000,000 and (b) the price per share paid by the public for such shares is at least 300% of the Series A conversion price in effect immediately prior to such offering, then all of the outstanding Series A preferred shares shall be automatically converted into shares of common stock upon the closing of the public offering.

The Series A preferred shares have certain redemption rights. At any time prior to a qualified public offering, if a fundamental change or change in ownership occurs, the holder or holders of a majority of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the sum of (a) $0.87108 (such amount to be adjusted proportionately in the event the Series A preferred shares are

subdivided by any means into a greater number or combined by any means into a lesser number) plus (b) all accrued but unpaid dividends on such Series A preferred share through the applicable redemption date.

At any time or times on or after the fifth anniversary of issuance, but prior to a qualified public offering, the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A and Class B common stock are entitled to one vote and five votes per share, respectively. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

On November 23, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a third party. Under the terms of the Agreement, the Company issued 574,000 shares of Series A-2 preferred stock.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To LiveOnTheNet.com, Inc.:

We have audited the accompanying balance sheets of LiveOnTheNet.com, Inc. (formerly Traveller Information Services, Inc., an Alabama corporation and 75%-owned subsidiary of Thermo Information Solutions Inc.) as of January 3, 1998 and January 2, 1999, and the related statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiveOnTheNet.com, Inc. as of January 3, 1998 and January 2, 1999, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/S/   ARTHUR ANDERSEN LLP

Boston, Massachusetts
April 18, 1999

LIVEONTHENET.COM, INC.

BALANCE SHEETS

January 3, 1998, January 2, 1999, and October 2, 1999 (unaudited)
(In thousands except share amounts)

ASSETS	January 3, 1998	January 2, 1999	October 2, 1999
			(unaudited)
Current assets:			
Cash and cash equivalents	$ 141	1,440	28
Accounts receivable, less allowances of $21, $177, and $666	1,079	3,219	1,803
Prepaid income taxes (note 5)	235	558	640
Prepaid expenses and other current assets	22	228	1,073
	1,477	5,445	3,544
Property and equipment, at cost, net	612	953	1,212
Other assets	265	302	278
	$2,354	6,700	5,034
LIABILITIES AND SHAREHOLDERS' INVESTMENT			
Current liabilities:			
Current maturities of long-term capital lease obligations (note 7)	$ 20	147	130
Accounts payable	261	472	332
Accrued income taxes	—	487	—
Deferred revenue	—	113	—
Other accrued expenses	102	404	273
Due to parent company (note 6)	290	2,630	4,514
	673	4,253	5,249
Long-term capital lease obligations (note 7)	—	150	145
Deferred income taxes	—	162	162
Commitments (note 8)			
Shareholders' investment (note 4):			
Common stock, $.01 par value, 1,000,000 shares authorized at January 3, 1998 and January 2, 1999 and 1,100,000 shares authorized at October 2, 1999; 929,861 shares issued	9	9	9
Capital in excess of par value	2,193	2,193	2,193
Treasury stock at cost, 2,600 shares	(23)	(23)	(23)
Accumulated deficit	(498)	(44)	(2,701)
	1,681	2,135	(522)
	$2,354	6,700	5,034

The accompanying notes are an integral part of these financial statements.

LIVEONTHENET.COM, INC.

STATEMENTS OF OPERATIONS

Years ended January 3, 1998 and January 2, 1999
and the periods from January 4, 1998 through October 3, 1998 (unaudited)
and January 3, 1999 through October 2, 1999 (unaudited)
(In thousands)

	Year ended January 3, 1998	Year ended January 2, 1999	Period from January 4, 1998 through October 3, 1998	Period from January 3, 1999 through October 2, 1999
			(unaudited)	(unaudited)
Revenues	$3,231	6,237	5,347	4,165
Costs and operating expenses:				
Cost of revenues	2,087	5,391	4,422	4,855
Selling, general and administrative expenses (note 6)	1,416	1,506	1,024	1,959
Gain on sale of business (note 2)	—	(1,427)	—	—
	3,503	5,470	5,446	6,814
Operating income (loss)	(272)	767	(99)	(2,649)
Interest income	17	—	—	8
Interest expense	—	(63)	(12)	(16)
Income (loss) before income taxes	(255)	704	(111)	(2,657)
Income tax (provision) benefit (note 5)	96	(250)	39	—
Net income (loss)	$ (159)	454	(72)	(2,657)

The accompanying notes are an integral part of these financial statements.

LIVEONTHENET.COM, INC.

STATEMENTS OF SHAREHOLDERS' INVESTMENT

**Years ended January 3, 1998 and January 2, 1999
and the period from January 3, 1999 through October 2, 1999 (unaudited)
(In thousands)**

	Common stock, $.01 par value	Capital in excess of par value	Treasury stock	Accumulated deficit
Balance at December 28, 1996	$ 9	2,193	(23)	(339)
Net loss	—	—	—	(159)
Balance at January 3, 1998	9	2,193	(23)	(498)
Net income	—	—	—	454
Balance at January 2, 1999	9	2,193	(23)	(44)
Net loss (unaudited)	—	—	—	(2,657)
Balance at October 2, 1999 (unaudited)	$ 9	2,193	(23)	(2,701)

The accompanying notes are an integral part of these financial statements.

LIVEONTHENET.COM, INC.

STATEMENTS OF CASH FLOWS

Years ended January 3, 1998 and January 2, 1999
and the periods from January 4, 1998 through October 3, 1998 (unaudited)
and January 3, 1999 through October 2, 1999 (unaudited)
(In thousands)

	Year ended January 3, 1998	Year ended January 2, 1999	Period from January 4, 1998 through October 3, 1998	Period from January 3, 1999 through October 2, 1999
			(unaudited)	(unaudited)
Operating activities:				
Net income (loss)	$(159)	454	(72)	(2,657)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation and amortization	230	364	134	374
Provision for losses on accounts receivable	—	787	66	622
Deferred income tax expense (benefit) (note 5)	(109)	(169)	14	(569)
Gain on sale of business (note 2)	—	(1,427)	—	—
Changes in current accounts:				
Accounts receivable	(744)	(2,927)	(2,381)	794
Other current assets	117	29	52	(845)
Accounts payable	19	211	254	(140)
Other current liabilities	88	701	490	(244)
Net cash used in operating activities	(558)	(1,977)	(1,443)	(2,665)
Investing activities:				
Proceeds from sale of business (note 2)	—	1,478	—	—
Purchases of property and equipment	(405)	(252)	(154)	(578)
Other	(98)	(57)	54	(23)
Net cash provided by (used in) investing activities	(503)	1,169	(100)	(601)
Financing activities:				
Advances from parent company	279	2,221	1,512	1,884
Payments under capital lease obligations	(34)	(114)	(76)	(30)
Net cash provided by financing activities	245	2,107	1,436	1,854
Increase (decrease) in cash and cash equivalents	(816)	1,299	(107)	(1,412)
Cash and cash equivalents at beginning of year	957	141	141	1,440
Cash and cash equivalents at end of year	$ 141	1,440	34	28
Cash paid for:				
Interest	$ —	63	12	16
Income taxes	—	—	—	473
Noncash activities—				
Acquisition of property and equipment under capital lease	$ —	391	362	8

The accompanying notes are an integral part of these financial statements.

LIVEONTHENET.COM, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

LiveOnTheNet.com, Inc. (formerly Traveller Information Services Inc., "the Company") designs, develops and provides a broad array of information technology products and services.

Relationship with Thermo Information Solutions Inc., Thermo Coleman Corporation and Thermo Electron Corporation

On October 17, 1996, Thermo Coleman Corporation ("Coleman") acquired a 75% interest in the Company. In March 1997, Coleman transferred to Thermo Information Solutions Inc. ("TIS") the assets and liabilities relating to its information technology business, including its 75% interest in the stock of the Company. As of January 2, 1999, TIS owned 713,247 shares of the Company's common stock representing 75% of such outstanding common stock. TIS is a 79%-owned subsidiary of Coleman. Coleman is an 87%-owned subsidiary of Thermo Electron Corporation ("Thermo Electron").

The accompanying financial statements include the assets, liabilities, income and expenses of the Company as included in TIS's, Coleman's and Thermo Electron's consolidated financial statements.

Fiscal Year

The Company has adopted a fiscal year ending the Saturday nearest December 31. References to fiscal 1997 and 1998 are for the fiscal years ended January 3, 1998 and January 2, 1999, respectively. Fiscal year 1998 included 52 weeks; fiscal 1997 included 53 weeks.

Unaudited Interim Financial Information

The financial statements as of October 2, 1999 and for the periods from January 4, 1998 through October 31, 1998 and from January 3, 1999 through October 2, 1999, respectively, are unaudited. In the opinion of the Company's management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for that period. The results of operations for the period from January 3, 1999 through October 2, 1999 are not necessarily indicative of the results of operations to be expected for the year ended January 1, 2000.

Revenue Recognition

The Company earns revenues through Webcasting and Web page development, hosting and advertising. In general, revenues are recognized in the month in which services are performed, provided that no significant obligations remain. Webcasting revenues are recognized when events are cast. Web advertising revenues are recognized in the period in which the advertising is displayed. The Company provides automated Web page development, hosting and advertising to small businesses. The one-time fee for developing a Web page is recognized upon completion of the work. Revenues for Web hosting and advertising are recognized in the period the services are provided.

Through December 1998, the Company also earned revenues as an Internet services provider, and recognized revenue as services were provided (note 2).

Stock-based Compensation Plans

The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (note 3).

Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Cash and Cash Equivalents

The Company's cash equivalents are invested in an interest-bearing money market account. Cash and cash equivalents are carried at cost, which approximates market value.

Property and Equipment

The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: machinery and equipment, 3 to 7 years and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property and equipment consists of:

	1997	1998
	(In thousands)	
Machinery and equipment	$925	1,447
Leasehold improvements	52	55
	977	1,502
Less accumulated depreciation and amortization	365	549
	$612	953

Other Assets

Other assets in the accompanying balance sheet relate primarily to specifically identifiable intangible assets and are amortized using the straight-line method over an estimated useful life of 5 years. These assets were $337,000 at year-end 1997 and 1998, net of accumulated amortization of $80,000 and $137,000, at year-end 1997 and 1998, respectively.

Comprehensive Income

During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "Other comprehensive items," which represents certain items reported as components of shareholders' investment. The Company has no such items and, accordingly, its comprehensive income (loss) is equal to its net income (loss) for all periods presented.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and due to parent company. The carrying amounts of these financial instruments approximate fair value due to their short-term nature.

LIVEONTHENET.COM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Disposition

In December 1998, the Company sold its access and virtual domain (vdom) line of business to an unrelated third party for $1,628,000 in cash, of which $150,000 is held in escrow, resulting in a gain of $1,427,000. The access and vdom business provided regional Internet services and World Wide Web services to small businesses. This line of business represented 25% of the Company's revenues in 1998.

(3) Employee Benefit Plans

Stock-based Compensation Plans

The Company has an incentive stock option plan for its key employees, which permits the grant of incentive stock option awards as determined by the Company's Board of Directors (the "Board"). The option recipients and the terms of the options granted under this plan are determined by the Board. As of year-end 1998, options to purchase 23,735 shares were outstanding. These options vested and became immediately exercisable on the two-month anniversary of the grant date. The term of the options is five years. Incentive stock options must be granted at not less than fair market value of the Company's stock on the date of grant.

A summary of the Company's stock option activity is:

	1997		1998	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
	(Shares in thousands)			
Options outstanding, at beginning and end of year	24	$3.00	24	$3.00
Options exercisable	24	$3.00	24	$3.00
Options available for grant	—		—	

As of January 2, 1999, the options outstanding were exercisable at $3.00 and had a weighted-average remaining contractual life of 1.7 years.

Pro Forma Stock-based Compensation Expense

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation costs for awards granted under the Company's

stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) would have been:

	1997	1998
	(In thousands)	
Net income (loss):		
As reported	$(159)	454
Pro forma	(169)	446

Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Defined Contribution Pension Plan

Beginning in February 1997, substantially all of the Company's full-time employees are eligible to participate in a defined contribution pension plan after one year of service. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon 2% of employee's gross wages for the prior year. For these plans, the Company contributed and charged to expense $11,000 and $13,000 in 1997 and 1998, respectively.

(4) Common Stock

At January 2, 1999, the Company had reserved 23,735 unissued shares of its common stock for possible issuance under stock-based compensation plans.

(5) Income Taxes

The components of the income tax (provision) benefit are:

	1997	1998
	(In thousands)	
Currently payable:		
Federal	$—	(370)
State	—	(41)
	—	(411)
Prepaid (deferred), net:		
Federal	83	135
State	13	26
	96	161
	$ 96	(250)

The income tax (provision) benefit in the accompanying statement of operations differs from the amount calculated by applying the statutory federal income tax rate of 34% to income (loss) before income taxes due to:

	1997	1998
	(In thousands)	
(Provision) benefit for income taxes at statutory rate	$87	(239)
Increases (decreases) resulting from:		
State income taxes, net of federal	9	(10)
Nondeductible expenses	(1)	(12)
Other	1	11
	$96	(250)

Prepaid income taxes in the accompanying balance sheet consist of:

	1997	1998
	(In thousands)	
Prepaid income taxes:		
Net operating loss carryforward	$260	—
Depreciation	(31)	(162)
Reserves and accruals	6	558
	$235	396

(6) Related-party Transactions

Corporate Services

Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services. Since the beginning of 1998, the Company has paid Thermo Electron annually an amount equal to 0.8% of the Company's revenues. From October 1996 through year-end 1997, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $32,000 and $50,000 in 1997 and 1998, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Other Related-party Transactions

In 1997 and 1998, Coleman paid the Company $755,000 and $42,000, respectively, for Internet services.

Due to Parent Company

The Company had $290,000 and $2,630,000 of interest-bearing advances from TIS at year-end 1997 and 1998, respectively, which bore interest at a rate of 5% and were due on demand.

(7) Long-term Capital Lease Obligations

The Company leases computer equipment under capital leases. The carrying amount of the equipment is $291,000, which is included in property and equipment, net in the accompanying balance sheet.

The future minimum lease payments under capital leases are as follows (in thousands):

1999	$163
2000	111
2001	47
	321
Less amount representing interest	24
Present value of minimum lease payments	297
Less current portion	147
Long-term capital lease obligations	$150

(8) Commitments

The Company leases portions of its office, operating facilities and certain equipment under various operating lease arrangements. The accompanying statement of operations includes expenses from operating leases of $101,000 and $45,000 in 1997 and 1998, respectively. At January 2, 1999, future minimum payments due under noncancelable operating leases, expiring at various dates through 2000, are $57,000 in 1999 and $26,000 in 2000. Total future minimum lease payments are $83,000.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Martin Partners, L.L.C.:

We have audited the accompanying balance sheets of Martin Partners, L.L.C. as of December 31, 1998 and 1999, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Partners, L.L.C. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
February 3, 2000, except for note 5
    which is as of February 8, 2000

MARTIN PARTNERS, L.L.C.

BALANCE SHEETS

December 31, 1998 and 1999

Assets	1998	1999
Current assets:		
Cash and cash equivalents	$385,136	590,420
Accounts receivable, less allowance for doubtful accounts of $25,000 and $80,750 at December 31, 1998 and 1999, respectively	312,607	1,001,425
Total current assets	697,743	1,591,845
Property and equipment:		
Computer equipment	78,175	93,404
Furniture and fixtures	65,626	65,626
Leasehold improvements	6,800	6,800
Total property and equipment	150,601	165,830
Less accumulated depreciation and amortization	(50,195)	(78,412)
Net property and equipment	100,406	87,418
Other assets	14,184	9,376
Total assets	$812,333	1,688,639
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 1,174	5,545
Accrued expenses	911	10,412
Deferred revenue	31,776	266,600
Total current liabilities	33,861	282,557
Members' equity	778,472	1,406,082
Total liabilities and members' equity	$812,333	1,688,639

See accompanying notes to financial statements.

F-153

MARTIN PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS

Years ended December 31, 1998 and 1999

	1998	1999
Revenue	$3,194,660	4,455,688
Operating expenses:		
Salaries	1,229,802	1,448,595
General and administrative expenses	771,573	709,661
Total operating expenses	2,001,375	2,158,256
Operating income	1,193,285	2,297,432
Other income (expense):		
Interest expense	(1,506)	—
Interest income	20,843	30,892
Other, net	6,538	—
Total other income	25,875	30,892
Net income	$1,219,160	2,328,324

See accompanying notes to financial statements.

MARTIN PARTNERS, L.L.C.

STATEMENTS OF MEMBERS' EQUITY

Years ended December 31, 1998 and 1999

	Members' Equity
Balance at December 31, 1997	$ 731,717
Net income	1,219,160
Capital withdrawal	(1,172,405)
Balance at December 31, 1998	778,472
Net income	2,328,324
Capital withdrawal	(1,700,714)
Balance at December 31, 1999	$ 1,406,082

See accompanying notes to financial statements.

MARTIN PARTNERS, L.L.C.

STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1999

	1998	1999
Cash flows from operating activities:		
Net income	$ 1,219,160	2,328,324
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	26,383	28,217
Changes in current assets and liabilities:		
Accounts receivable	85,715	(688,818)
Accounts payable	(25,342)	4,371
Accrued expenses	(296)	9,501
Deferred revenue	(79,657)	234,824
Other assets	1,251	4,808
Net cash provided by operating activities	1,227,214	1,921,227
Cash flows from investing activities—		
property and equipment expenditures	(22,812)	(15,229)
Net cash used in investing activities	(22,812)	(15,229)
Cash flows from financing activities:		
Members' capital withdrawn	(1,172,405)	(1,700,714)
Principal borrowings on notes payable	39,123	—
Principal payments on notes payable	(57,873)	—
Net cash used in financing activities	(1,191,155)	(1,700,714)
Net increase in cash and cash equivalents	13,247	205,284
Cash and cash equivalents at beginning of year	371,889	385,136
Cash and cash equivalents at end of year	$ 385,136	590,420
Supplemental disclosure of cash flow information—cash paid for interest	$ 1,507	—

See accompanying notes to financial statements.

F-156

MARTIN PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Nature of Business

Martin Partners, L.L.C. was organized in the State of Illinois on January 10, 1996, as a limited liability company under the Limited Liability Company Act of Illinois, in force January 1, 1994. The Company specializes in the executive search and placement business. The Company conducts business with customers located worldwide.

By terms of the operating agreement, the Company will continue until December 31, 2026, unless terminated earlier by written agreement of a majority of the members. Members participate in income and losses proportionately on the basis of the percentage of interest held and are subject to losses only to the extent of their respective investments.

Income Tax Status

Effective January 10, 1996, the Company elected to become a limited liability company for income tax reporting purposes. The Company has elected the cash basis of accounting for income tax reporting purposes. The Company is treated as a Partnership for Federal income tax purposes. Accordingly, these financial statements contain no provision and no assets or liabilities for Federal or state income taxes.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles.

Revenue Recognition

Revenue from client services is generally recognized ratably over a 90-day period commencing in the month of the initial acceptance of a search. A client has the ability to cancel the search at any time within the first 90 days. If a search is canceled, the Company will bill for services performed through the date of cancellation. Revenue consists of fees billed to clients, net of reimbursed expenses for candidate travel and other related recruiting expenses.

Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives, which range from five to seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Long-term Leases

The Company leases its facility under an operating lease expiring May 31, 2004. The Company also leases a postage meter and copier under operating lease agreements. Total rent expense was $166,434 and $111,958 for the years ended December 31, 1998 and 1999, respectively. The following is a schedule of the future minimum rental payments required under the above leases as of December 31, 1999:

Year ending December 31, 1999	Amount
2000	$ 63,048
2001	64,626
2002	63,608
2003	64,002
2004	29,226
Total future minimum payments	$284,510

(3) Incentive Plans

Profit Sharing Plan

The Company established a qualified Defined Contribution SAR-SEP Profit Sharing Plan (the "Plan"), effective January 10, 1996. The Plan covers substantially all employees. Annual contributions to the Plan are made at the discretion of the Company's Board of Directors. The annual profit sharing contribution is calculated based upon applying a percentage, not to exceed fifteen percent (15%), to the calendar year compensation of those employees participating in the Plan. The Company recorded profit sharing expense of $33,344 and $29,188 for the years ended December 31, 1998 and 1999, respectively.

Long-term Incentive Plan

The Company established a long-term incentive plan during 1997 for substantially all employees. The Plan awards employees with Incentive Units with a four-year vesting period which appreciate with increases in annual gross revenues. The Company recorded expense related to the plan of $-0- and $10,383 for the years ended December 31, 1998 and 1999, respectively.

(4) Significant Customers

Revenue for the three largest customers aggregated approximately 27% of total revenue for the year ended December 31, 1998. As of December 31, 1998, there were three customers whose individual account balances aggregated 45% of total trade accounts receivable.

Revenue for the three largest customers aggregated approximately 26% of total revenue for the year ended December 31, 1999. As of December 31, 1999, there were three customers whose individual account balances aggregated 50% of total trade accounts receivable.

(5) Subsequent Event

On February 8, 2000, a third party purchased a 25% member interest in the Company from the majority member for cash.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mercantec, Inc.:

We have audited the accompanying balance sheets of Mercantec, Inc. as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantec, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
January 28, 2000, except for note 11 which
   is as of February 11, 2000

MERCANTEC, INC.

BALANCE SHEETS

December 31, 1998 and 1999

ASSETS	1998	1999
Current assets:		
Cash and cash equivalents	$ 5,427,024	2,513,428
Accounts receivable, net of allowance for doubtful accounts of $25,000 in 1999	39,936	432,837
Prepaid expenses and other current assets	57,501	172,955
Total current assets	5,524,461	3,119,220
Property and equipment, at cost:		
Furniture and fixtures	127,272	156,152
Office equipment	78,880	174,769
Computer equipment	187,465	534,707
Computer software	75,148	369,725
Leasehold improvements	9,982	29,897
	478,747	1,265,250
Less accumulated depreciation and amortization	146,621	372,065
Property and equipment, net	332,126	893,185
Other assets	59,839	60,524
	$ 5,916,426	4,072,929

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	1998	1999
Current liabilities:		
Accounts payable and accrued expenses	$ 575,014	898,472
Capital lease obligation, current portion	17,766	17,766
Convertible note payable	—	3,000,000
Deferred revenue	251,975	363,937
Accrued payroll	—	47,000
Total current liabilities	844,755	4,327,175
Capital lease obligation, less current portion	88,630	70,864
Note payable	166,500	191,500
Total liabilities	1,099,885	4,589,539
Stockholders' equity (deficit):		
Preferred Stock, $.01 par value, authorized 15,000,000 shares:		
Series A Convertible Preferred Stock, 2,432,434 shares issued and outstanding	24,324	24,324
Series B Convertible Preferred Stock, 2,250,000 shares issued and outstanding	22,500	22,500
Series C Convertible Preferred Stock, 6,980,000 shares issued and outstanding	69,800	69,800
Common stock, $.001 par value, 55,000,000 shares authorized; 14,518,431 and 14,878,806 shares issued in 1998 and 1999	14,518	14,878
Additional paid in capital	8,559,804	8,685,919
Accumulated deficit	(3,698,860)	(9,158,486)
Treasury stock, at cost, 2,632,500 common shares	(175,545)	(175,545)
Total stockholders' equity (deficit)	4,816,541	(516,610)
	$ 5,916,426	4,072,929

See accompanying notes to financial statements.

MERCANTEC, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 1998 and 1999

	1998	1999
Net revenue	$ 1,015,416	1,469,245
Operating expenses:		
Sales and marketing	1,440,470	3,039,784
Research and development	928,151	1,839,904
General and administrative	738,026	2,124,562
Total operating expenses	3,106,647	7,004,250
Loss from operations	(2,091,231)	(5,535,005)
Other income (expense):		
Interest income	46,233	132,226
Interest expense	(1,382)	(59,501)
Miscellaneous income (expense)	(11,466)	2,654
Total other income (expense)	33,385	75,379
Loss before income taxes	(2,057,846)	(5,459,626)
Income taxes	—	—
Net loss	$(2,057,846)	(5,459,626)

See accompanying notes to financial statements.

F-161

MERCANTEC, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 1998 and 1999

| | Preferred Stock | | | | | | Common stock | | Additional paid in capital | Accumulated deficit | Treasury stock | Total stockholders' equity (deficit) |
| | Series A | | Series B | | Series C | | | | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 1997	2,432,434	$24,324	—	$ —	—	$ —	14,484,375	$14,484	$1,771,100	$(1,641,014)	$(175,545)	$ (6,651)
Net loss	—	—	—	—	—	—	—	—	—	(2,057,846)	—	(2,057,846)
Issuance of common stock in lieu of deferred payroll	—	—	—	—	—	—	30,681	31	30,653	—	—	30,684
Exercise of stock options	—	—	—	—	—	—	3,375	3	297	—	—	300
Issuance of Series B Convertible Preferred Stock	—	—	2,250,000	22,500	—	—	—	—	977,500	—	—	1,000,000
Issuance of Series C Convertible Preferred Stock, net of issuance costs	—	—	—	—	6,980,000	69,800	—	—	5,780,254	—	—	5,850,054
Balance at December 31, 1998	2,432,434	24,324	2,250,000	22,500	6,980,000	69,800	14,518,431	14,518	8,559,804	(3,698,860)	(175,545)	4,816,541
Net loss	—	—	—	—	—	—	—	—	—	(5,459,626)	—	(5,459,626)
Settlement of issuance costs for Series A Preferred Stock	—	—	—	—	—	—	—	—	135,000	—	—	135,000
Issuance costs for Series C Preferred Stock	—	—	—	—	—	—	—	—	(50,000)	—	—	(50,000)
Exercise of stock options	—	—	—	—	—	—	360,375	360	41,115	—	—	41,475
Balance at December 31, 1999	2,432,434	$24,324	2,250,000	$22,500	6,980,000	$69,800	14,878,806	$14,878	$8,685,919	$(9,158,486)	$(175,545)	$ (516,610)

See accompanying notes to financial statements.

MERCANTEC, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1999

	1998	1999
Cash flows from operating activities:		
Net loss	$(2,057,846)	(5,459,626)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss on sale of equipment	1,101	—
Depreciation and amortization	86,255	225,444
Provision for doubtful accounts	—	25,000
Change in assets and liabilities:		
Accounts receivable	483,613	(417,901)
Prepaid expenses and other current assets	(35,822)	(115,454)
Accounts payable and accrued expenses	217,991	483,458
Deferred revenue	(434,449)	111,962
Accrued payroll	(106,562)	47,000
Other assets	(54,801)	(685)
Net cash used in operating activities	(1,900,520)	(5,100,802)
Cash flows from investing activities:		
Proceeds from sale of furniture	645	—
Capital expenditures	(115,927)	(786,503)
Net cash used in investing activities	(115,282)	(786,503)
Cash flows from financing activities:		
Net proceeds (repayments) on convertible note payable	(1,258)	3,000,000
Payments on capital leases	(2,272)	(17,766)
Proceeds from issuance of preferred stock—Series B	1,000,000	—
Proceeds from issuance of preferred stock—Series C	5,850,054	(50,000)
Proceeds from exercise of common stock options	300	41,475
Net cash provided by financing activities	6,846,824	2,973,709
Net increase in cash and cash equivalents	4,831,022	(2,913,596)
Cash and cash equivalents at beginning of period	596,002	5,427,024
Cash and cash equivalents at end of period	$ 5,427,024	2,513,428
Supplemental disclosure of cash flow information—interest paid	$ 1,390	9,501
Supplemental disclosure of noncash financing activities:		
Reduction of deferred payroll resulting from issuance of common stock	30,684	—
Capital lease obligation assumed	108,668	—
Settlement of issuance costs for Series A preferred stock	—	135,000

See accompanying notes to financial statements.

F-163

MERCANTEC, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Description of the Business

Mercater, the predecessor entity, was originally incorporated in December 1995 in the State of Illinois to develop, integrate, and market on-line electronic commerce solutions and technology for the Internet market place. On March 8, 1996, Mercater changed its name to Mercantec, Inc. (Mercantec or the Company). Mercantec specializes in offering software for building and operating electronic storefronts on the World Wide Web.

During 1996, Mercantec acquired all rights to its core technology, SoftCart™, an electronic commerce virtual shopping solution, from Skeleton Development Corporation, which released the initial version in August 1995. As a part of the agreement to acquire the technology, Skeleton Development Corporation was dissolved and all employees joined Mercantec as founders.

In February 1997, the Company was reincorporated in the State of Delaware.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(b) Revenue Recognition

The Company accounts for its revenue in compliance with AICPA Statement of Position 97-2, "*Software Revenue Recognition*."

The Company enters into arrangements with resellers and master distributors which typically include the following elements: 1) the right to resell a specified number of software licenses over a specified term; 2) maintenance services to the reseller or distributor for a specified term; and 3) training and consultation services. These arrangements are separately-priced, irrevocable, and the license portion is based on a fixed fee with no refunds entitled to the reseller or distributor in the event the specified number of licenses are not resold within the term of the arrangement. As the Company does not have vendor specific objective evidence of fair value of all elements, revenue associated with software, maintenance and services is recognized ratably over the term of the arrangement.

Renewal license fees and license fees in excess of the number of licenses permitted by the original arrangement are recognized monthly upon verification of reseller reports and/or activation reports from the end user. Revenue is also recognized on renewal maintenance and training and consultation services under separately priced contracts as the services are performed.

The Company also enters into arrangements with merchants (end users) containing a single software license, maintenance, and training and consultation services. License and maintenance revenue is recognized ratably over the term of the arrangement while service revenues are recognized as services are performed.

(c) Software Development

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, *"Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed."* Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development costs and are charged to expense as incurred. Once technological feasibility has been established, software development costs would be capitalized. The Company's software costs have not been capitalized due to the short life cycle of the Company's software products and the short period between technological feasibility and when products are ready for release to customers.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation or amortization is provided over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. The estimated useful lives are as follows:

Furniture and fixtures	7 years
Office equipment	7 years
Computer equipment	3 years
Computer software	3 years
Leasehold improvements	Over the lease term

Depreciation and amortization expense was $86,255 and $225,444 for 1998 and 1999, respectively.

(e) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"* (Statement 109). Under Statement 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(g) Fair Value of Financial Instruments

The Company's financial instruments include accounts receivable, accounts payable, note payable, and capital lease obligations. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments or the rates on these instruments approximate current market rates.

(h) Advertising Expenses

Advertising expenses are charged to operations during the year in which they are incurred. The total amount of advertising expenses charged to operations was approximately $10,000 and $29,000 in 1998 and 1999, respectively.

(i) Stock Option Plans

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* (Statement 123). Statement 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. Statement 123 gives entities a choice of recognizing related compensation expense using the fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25 (APB 25). The Company continues to use the measurement prescribed by APB 25 and provides the pro forma disclosures required by Statement 123.

(3) Stockholders' Equity (Deficit)

Effective November 20, 1998, the Company declared a 4.5 to 1 stock split effective for all common stock and Series A, Series B, and Series C preferred stock. All common stock, preferred stock, and stock option information has been restated to reflect this stock split on a retroactive basis.

The Company amended its articles of incorporation and increased the authorized number of shares to 55,000,000 of $.001 par value common stock, of which 50,000,000 shares are designated as voting common stock and 5,000,000 shares are designated as nonvoting common stock. All of the Company's issued common stock has voting privileges as of December 31, 1998 and 1999. Also, the Company authorized 15,000,000 shares of $.01 par value Preferred Stock, of which 6,075,000 shares have been designated Series A Convertible Preferred Stock. Shares of Series A Convertible Preferred Stock are convertible into shares of common stock at a conversion price of $.82 per share but may be adjusted for specified events.

During 1997, the Company acquired 2,632,500 shares of its common stock for $175,545 (see notes 7 and 10). Additionally, through a private placement offering, the Company issued 2,432,434 shares of Series A Convertible Preferred Stock (Series A) for $.82 per share or $2,000,000. The expenses associated with the private placement were deducted from the proceeds received. The Company also accrued through additional paid in capital an additional $180,000 in expenses in 1997 related to a claim by the placement agent which was settled in 1999 for $45,000 resulting in additional paid in capital related to the Series A offering of $135,000.

During 1998 through two separate private placements, the Company issued Series B Convertible Preferred Stock (Series B) and Series C Convertible Preferred Stock (Series C). The Company issued 2,250,000 shares of Series B for $.44 per share or $1,000,000. In connection with the Series B issuance of preferred stock, the Company granted warrants to acquire 303,822 shares of common stock at an exercise price of $1.00 per share. These warrants expire in June of 2003.

Also during 1998, the Company issued 6,980,000 shares of Series C for $1.00 per share. The Company recorded net cash proceeds of $5,850,054 after the expenses associated with the private placement of the Series C stock were deducted. In connection with the Series C issuance of preferred stock, the Company granted warrants to acquire 698,000 shares of common stock at an exercise price of $1.00 per share. These warrants expire in November of 2003.

In connection with the Series C issuance of preferred stock, the Company granted an option to the placement agent to purchase 1,396,000 Series C shares at $1.00 per share. The placement agent's option is exercisable immediately and the option expires the later of November 20, 2005 or three years following the closing of an initial public offering. Additionally, the Company granted warrants to the placement agent to acquire 139,600 shares of common stock at an exercise price of $1.00 per share. These warrants expire in November of 2003.

The fair value of the warrants and options issued in connection with the Series B and Series C issuances of preferred stock are a direct cost of obtaining capital, and as such, have been recorded as additional paid in capital.

The Company obtained $250,000 of bridge financing during 1998 from the Series C placement agent. This bridge financing was repaid with the proceed from the Series C offering. The placement agent also received warrants to purchase 75,000 shares of common stock at an exercise price of $1.00 per share with terms identical to the warrants issued to the holders of the Series C. The fair value of the warrants was $-0-, accordingly, the Company did not record any incremental interest expense in connection with issuing these warrants.

All series of preferred stock are non-cumulative, are convertible into shares of common stock at a ratio of one-for-one, subject to certain anti-dilution and price-protection adjustments as defined in the respective Private Placement Memoranda, and have voting rights based on common stock equivalents. Conversion will be automatic upon closing of a qualified initial public offering of the Company's common stock. Series A, Series B and Series C preferred stockholders have a liquidation preference of $0.44 per share, $0.82 per share, and $1.00 per share, respectively.

(4) Stock Option Plan

In 1996 and 1998, the Company established the Mercantec, Inc. Stock Option Plan and the 1998 Equity Incentive Plan, respectively ("the Plans"), for all employees and select non-employees who render services to the Company. The options vest over a period of time approved and adopted by the Board of Directors, but in no event shall exceed ten years from the date of grant. Generally the options vest over a four year period from the date of grant. The Company has reserved 4,500,000 common shares for issuance upon exercise of options.

The Company applies APB 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had compensation cost for the plans been determined consistent with SFAS No. 123, the Company's net loss would have been the pro forma amounts indicated below:

	1998	1999
Net loss:		
As reported	$(2,057,846)	$ (5,459,626)
Pro forma	$(2,368,445)	$ (5,758,294)

For purposes of calculating the compensation cost consistent with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1999: dividend yield of 0%, risk free interest rates of 5.75%, volatility of 0% and expected lives of 10 years.

The following is a summary of activity under the stock option plans:

	Options outstanding	Weighted-average exercise price
Outstanding at December 31, 1997	1,998,000	$ 0.80
Granted	1,444,138	$ 0.82
Canceled	(502,875)	$ 0.09
Outstanding at December 31, 1998	2,939,263	$ 0.82
Granted	1,464,032	$ 1.00
Canceled	(1,222,932)	$ 1.00
Outstanding at December 31, 1999	3,180,363	$ 0.96

	1998	1999
Options exercisable at December 31	752,013	858,190
Weighted-average exercise price of options exercisable	$ 0.86	$ 0.88
Weighted-average minimum value of options granted	$ 0.41	$ 0.43

At December 31, 1999, there were 1,319,637 options available for grant. The weighted-average remaining life of the 3,180,363 outstanding options at December 31, 1999 was 9.2 years, and these options had exercise prices ranging from $0.09 to $1.00.

(5) Leases

The Company is obligated under a capital lease for office equipment that expires in December of 2003. The Company was required, per the office equipment lease, to purchase a $50,000 certificate of deposit and pledge the certificate of deposit as collateral. The $50,000 certificate of deposit is recorded as a non-current other asset. At December 31, 1999, the gross amount of office equipment and related accumulated amortization recorded under the capital lease were as follows:

Office equipment	$108,668
Less accumulated amortization	16,818
	$ 91,850

The Company leases its office space under an operating lease expiring in 2003. Total rent expense for the years ended December 31, 1998 and 1999 was approximately $64,800 and $103,200, respectively.

Commitments under leases at December 31, 1999 are as follows:

	Capitalized lease	Operating leases
2000	$ 27,267	105,700
2001	27,267	110,100
2002	27,267	114,400
2003	24,995	98,400
Total minimum lease payments	106,796	428,600
Less amount representing interest	18,166	
Present value of minimum lease payments	88,630	
Less current portion of capital lease obligation	(17,766)	
Noncurrent portion of capital lease obligation	$ 70,864	

(6) Income Taxes

The tax effects of temporary differences between financial and income tax reporting result in net deferred tax assets as of December 31, 1998 and 1999, respectively, and relate primarily to net operating loss carryforwards. At December 31, 1998 and 1999, the Company has gross deferred tax assets totaling $3,594,919 and $8,991,510. A valuation allowance has been applied to reduce the deferred tax assets to zero at December 31, 1998 and 1999. During 1998 and 1999, the valuation allowance increased by $2,043,000 and $5,396,591, respectively.

Realization is dependent upon generating sufficient future taxable income to absorb the tax benefits. The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period increase.

At December 31, 1999, the Company had $8,858,354 of net operating loss carryforwards, which are available to reduce taxable income in future years. If not used, the net operating loss carryforwards will expire through 2019.

(7) Note Payable

During 1997, the Company purchased 2,025,000 common shares from a former employee with a $166,500 promissory note at an interest rate of 8.25% and payable in five equal annual installments of $41,625. The payments commence at the end of the first annual period in which the Company achieves a positive cash flow

in an amount in excess of the aggregate of (i) $41,625 plus (ii) the amount of interest accrued and unpaid through the date of the end of such annual period. See note 10 regarding related litigation.

(8) Convertible Note Payable

On November 24, 1999, the Company entered into an agreement with a third party, whereby the third party agreed to lend the Company $3,000,000 for a period of six months to provide interim financing to the Company prior to the proposed equity transaction described in note 11. The full amount is due and payable on May 24, 2000, unless converted to Series D preferred stock upon the execution of a definitive Series D Preferred Stock Purchase Agreement. The note bears interest at a rate of 8.5% per annum. Interest expense of approximately $25,000 was included in accrued expenses at December 31, 1999. In connection with this financing, the Company issued to the third party a warrant to purchase 317,000 shares of common stock at $2.36 per share as additional consideration. The fair value of the warrant was $-0-. Accordingly, the Company did not record any incremental interest expense in connection with issuing the warrant.

(9) Business and Credit Concentrations

During 1998, two customers accounted for 33% and 21% of the Company's revenue. During 1999, three customers accounted for 27%, 17% and 11% of the Company's revenue. At December 31, 1999, three customers accounted for 46%, 17%, and 16% of the Company's accounts receivable.

(10) Litigation

The Company is a defendant in a lawsuit, which alleges wrongful termination. The plaintiff, a former employee and stockholder of the Company, alleges damages of an unspecified amount and seeks an equitable order for the return of 2,025,000 shares of the Company's common stock which were repurchased during 1997 and are included as treasury stock in the financial statements. Although the ultimate resolution of these proceedings cannot be ascertained, the Company believes that it has meritorious defenses to the plaintiff's claim.

(11) Subsequent Events

On February 11, 2000, the Company entered into a Series D Preferred Stock purchase agreement with a third party. Under the terms of the agreement, the Company issued 15,501,319 shares of Series D convertible preferred stock for $1.516 per share and warrants to purchase 1,550,132 shares of common stock at $1.58 per share. The gross proceeds from issuance of Series D preferred stock is payable by the third party as follows: $9 million on February 11, 2000, $6.5 million on April 1, 2000 and $5 million on July 15, 2000. The second and third payments are pursuant to a promissory note secured by the pledge of the purchased Series D preferred shares. The convertible note payable for $3 million described in note 8 was converted into Series D preferred stock.

The Series D convertible preferred stock is subject to rights of redemption for two thirds of the Series D shares after six years and has supervoting rights (equal to 1.25 common) if converted into common shares, and other rights and preferences as defined in the agreement. In addition, the Series D convertible preferred stock has a liquidation preference to all other classes of stock.

As of the closing of this agreement, the Company's authorized capital stock consisted of 44,060,802 shares of $.0001 par value preferred stock and 70,051,451 shares of $.001 par value common stock.

On January 31, 2000, the Company agreed to purchase, upon closing the agreement above, 1,000,000 shares of Series A convertible preferred stock from its Series A investors at $2.00 per share. The Company also agreed to secure offers, as defined in the agreement, with respect to the purchase of the remaining outstanding Series A preferred shares at an aggregate purchase price not less than $2.00 per share. The Company is required to redeem any remaining unsold Series A convertible preferred shares no later than 9 months after closing the agreement above, secured by a $2,864,868 irrevocable stand-by letter of credit with American National Bank and Trust Company.

INDEPENDENT AUDITORS' REPORT

The Members of
The Oilspot.com LLC:

We have audited the accompanying balance sheet of The Oilspot.com LLC (a development stage enterprise) as of December 31, 1999, and the related statements of operations, members' deficit, and cash flows for the period from October 21, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Oilspot.com LLC (a development stage enterprise) as of December 31, 1999, and the results of its operations and its cash flows for the period from October 21, 1999 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
March 13, 2000

THE OILSPOT.COM LLC
(a development stage enterprise)

BALANCE SHEET

December 31, 1999

Assets

Assets	$ —

Liabilities and Members' Deficit

Current liabilities:	
Accounts payable	$ 12,145
Due to related parties	37,056
Total current liabilities	49,201
Members' deficit	(49,201)
Total liabilities and members' deficit	$ —

See accompanying notes to financial statements.

F-171

THE OILSPOT.COM LLC
(a development stage enterprise)

STATEMENT OF OPERATIONS

Period from October 21, 1999 (inception) through December 31, 1999

Revenues	$ —
Operating expenses:	
General and administrative expenses	44,444
Sales and marketing expenses	4,757
Total operating expenses	49,201
Net loss	$(49,201)

See accompanying notes to financial statements.

THE OILSPOT.COM LLC
(a development stage enterprise)

STATEMENT OF MEMBERS' DEFICIT

Period from October 21, 1999 (inception) through December 31, 1999

	Number of Units	Members' deficit
Balance at October 21, 1999 (inception)	—	$ —
Issuance of units in formation of the limited liability company	444,400	—
Net loss	—	(49,201)
Balance at December 31, 1999	444,400	$(49,201)

See accompanying notes to financial statements.

THE OILSPOT.COM LLC
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from October 21, 1999 (inception) through December 31, 1999

Cash flows from operating activities:	
Net loss	$(49,201)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in liabilities:	
Accounts payable	12,145
Due to related parties	37,056
Net cash used in operating activities	—
Net increase in cash	—
Cash at beginning of period	—
Cash at end of period	$ —

See accompanying notes to financial statements.

F-174

THE OILSPOT.COM LLC
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Nature of the Business

The Oilspot.com LLC (the Company) was organized in the State of Delaware on October 21, 1999, as a limited liability company. The Company provides web-based services for the oil and lubricant industry. The Company's web site, *www.oilspot.com,* provides information on the Company and the services it performs.

Since inception, the Company has devoted substantially all of its efforts to business planning, product development, raising capital, marketing, and business development activities. Accordingly, the Company is in the development stage, as defined by the Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises.*

The Company is subject to risks and uncertainties common to growing technology-based companies, including technological change, growth and commercial acceptances of the Internet, dependence on principal products and third-party technology, new product development and performance, new product introductions and other activities of competitors, and its limited operating history.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Web Site Development

The Company has adopted the provisions of Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Costs qualifying for capitalization are initially capitalized and amortized over the useful life of the asset. Costs initially capitalized under SOP 98-1 have subsequently been expensed as the useful life of the initial costs of the web site have expired given that frequent modifications are being made to the site.

(c) Income Taxes

Effective October 21, 1999, the Company elected to become a limited liability company for income tax reporting purposes. Accordingly, the Company is treated as a partnership for Federal and state income tax purposes. For the period from October 21, 1999 (inception) through December 31, 1999, no provision has been made for income taxes, as the Company is not directly subject to taxation. The Company's net loss is allocated to and included in the income tax returns of its members.

(3) Related-party Transactions

During the period from October 21, 1999 (inception) through December 31, 1999, the Company utilized office space provided by a member, as needed. The Company incurred no rent or utility expenses from October 21, 1999 (inception) through December 31, 1999. The Company believes the value of the office rent provided on an as needed basis by the member is not material to the financial statements.

The Company maintains a significant relationship with a member who provides development services for its web site. For the period from October 21, 1999 (inception) through December 31, 1999, the Company incurred costs of $31,300 for such services. Management believes that the service fee charged by the member is reasonable and that such fees are representative of the expenses the Company would have incurred with an unrelated third party.

THE OILSPOT.COM LLC
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company receives certain marketing services from an affiliate, who is a related party through common ownership. For the period from October 21, 1999 (inception) through December 31, 1999, the Company incurred costs of $4,757 for such services. Management believes that the service fee charged by the affiliate is reasonable and that such fees are representative of the expenses the Company would have incurred with an unrelated third party.

Certain expenses of the Company, such as hosting fees for the web site, in the amount of $999 have been paid by members and will be reimbursed by the Company.

(4) Subsequent Events

(a) Equity Transactions

Effective January 31, 2000, the Company amended and restated its articles of incorporation and converted from a limited liability company to a C-corporation, Oilspot.com, Inc. The Company amended its articles of incorporation to authorize 600,000 shares of $0.001 par value Series A-1 preferred stock, 600,000 shares of $0.001 par value Series A-2 preferred stock (collectively, the Series A Preferred Shares), 2,000,000 shares of $0.001 par value Class A common stock, and 600,000 shares of $0.001 par value Class B common stock. The Company issued 444,400 shares of the newly authorized Class A common stock to the existing members and all 444,400 previously outstanding units of the limited liability company were canceled.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the shareholders of Series A Preferred Shares are entitled to receive a cash distribution prior to any distribution to a shareholder of Class A common stock or Class B common stock (collectively, the Common Shares). The cash distribution is equal to the greater of (i) $8.99928 (the Series A Liquidation Value and the initial Series A Conversion Price) plus all accrued and unpaid dividends and (ii) the amount such shareholder would receive if all shareholders of Series A Preferred Shares had converted their shares into common stock immediately prior to such liquidation, dissolution or winding up. The remaining assets available for distribution are distributed to the shareholders of Common Shares ratably in proportion to the number of shares of common stock held.

The Series A Conversion Price will be reduced to the extent of all accrued and unpaid dividends per share of Series A Preferred Shares. The Series A Conversion Price will be adjusted for events such as the issuance of rights, options, convertible securities, dilutive events and stock splits. Each share of Series A Preferred Shares accrues dividends on a daily basis from the date of issuance at a rate of 7% per annum of the Series A Liquidation Value per share. The board of directors may declare a dividend on the Common Shares when the Series A Preferred Shares are no longer outstanding.

Each share of Series A-1 preferred stock is convertible anytime, at the election of the shareholder, into Class A common stock by adding (i) the number of shares determined by (a) multiplying the number of Series A-1 preferred stock to be converted by the Series A Liquidation Value and (b) dividing the resulting product by the Series A Conversion Price then in effect, plus (ii) the number of shares determined by dividing the total amount of accrued and unpaid dividends due with respect to each Series A-1 preferred stock to be converted by the Series A Conversion Price.

Each share of Series A-2 preferred stock is convertible anytime, at the election of the shareholder, into Class B common stock by adding (i) the number of shares determined by (a) multiplying the number of Series A-2 preferred stock to be converted by the Series A Liquidation Value and (b) dividing the resulting product by the Series A Conversion Price then in effect, plus (ii) the number of shares determined by dividing the total amount of accrued and unpaid dividends due with respect to each Series A-2 preferred stock to be

converted by the Series A Conversion Price. Alternatively, each share of Series A-2 preferred stock is convertible anytime, at the election of the shareholder, into one share of Series A-1 preferred stock. Each share of Series A-2 preferred stock will automatically convert into one share of Series A-1 preferred stock upon transfer of such share to a person other than a permitted shareholder or any time the number of shares of Class B common stock then outstanding or issuable upon conversion of the Series A-2 preferred stock is less than 5% of the aggregate number of Common Shares then outstanding.

The Series A-1 preferred stock will automatically convert into Class A common stock and the Series A-2 preferred stock will automatically convert into Class B common stock upon the election of a majority of shareholders of Series A Preferred Shares. Further, upon a qualified public offering, in which certain criteria have been met, the Series A preferred stock will automatically convert into Class A common stock and the Series A-2 preferred stock will automatically convert into Class B common stock.

Each share of Class B common stock is convertible anytime, at the election of the shareholder, into one share of Class A common stock. Each share of Class B common stock will automatically convert into one share of Class A common stock upon transfer of such share to a person other than a permitted shareholder or any time the number of shares of Class B common stock then outstanding or issuable upon conversion of the Series A Preferred Shares is less than 5% of the aggregate number of Common Shares then outstanding.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders two-thirds of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the greater of (i) the fair market value of such Series A preferred share (assuming payment of the Series A liquidation value, plus payment of accumulated but unpaid dividends) and (ii) the sum of (a) the Series A liquidation value plus (b) all accrued but unpaid dividends on such Series A preferred share through the applicable redemption date.

At any time or times on or after the earlier to occur of (i) the fifth anniversary of issuance or (ii) the date on which a holder of equity securities of the Company acquires a voting interest in the Company that is greater than that of divine, the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

The shareholders of the Common Shares and the Series A Preferred Shares vote together as a single class. The shareholders of the Class A common stock and the Class B common stock are entitled to one vote per share. The shareholders of the Series A-1 preferred stock are entitled to the number of votes each shareholder would have if all of the shareholder's Series A-1 preferred shares were converted into Class A common stock as of the date of record. For the purposes of voting, the Series A-1 preferred stock are convertible into fractional shares. The shareholders of the Series A-2 preferred stock are entitled to the number of votes each shareholder would have if all of the shareholder's Series A-2 preferred shares were converted into Class B common stock as of the date of record. For the purposes of voting, the Series A-2 preferred stock are convertible into fractional shares.

Notwithstanding the preceding paragraph, as long as the shareholders of the Class B common stock outstanding and issuable upon conversion of the Series A-2 preferred stock together own at least five percent of the Company's issued and outstanding Common Shares, upon conversion, exercise or exchange of all outstanding options and convertible securities, (i) such shareholders shall have the number of votes equal to the greater of (a) the shareholders voting power as determined in the preceding paragraph and (b) twenty-five and one tenth percent of the voting power of the Company and (ii) the voting rights of any shareholder other than

the shareholders of the Class B common stock and the Series A-2 preferred shares shall be limited to the number of votes equal to the lesser of (a) such shareholder's actual voting interest as determined in accordance with the preceding paragraph and (b) twenty-five percent of the voting power of the Company.

On February 10, 2000, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with divine interVentures, inc. (divine). Under the terms of the Agreement, the Company issued 555,600 shares of Series A-2 preferred stock to divine for aggregate proceeds of $5,000,000. The proceeds from the transaction include cash consideration and a $2,500,000 secured promissory note from divine issued on February 10, 2000. The note has a May 10, 2000 maturity date and accrues interest at a rate equal to the lesser of 8.5% or the maximum rate permitted under applicable law.

In conjunction with the Agreement, the Company has reserved for issuance, 555,600 shares of Series A-1 preferred stock for conversion of the Series A-2 preferred stock, 555,600 shares of Class B common stock for the conversion of the Series A-2 preferred stock, and 555,600 shares of Class A common stock for the conversion of the Class B common stock.

(b) Service Agreements

The Company entered into a Web-site Services Agreement (Services Agreement) on February 9, 2000 for the strategy, design, development and maintenance of its web site. The Services Agreement is between the Company and a shareholder of the Company. The Services Agreement will remain in effect until the parties no longer have any unfulfilled obligations under the Services Agreement. The Company will commit to obtain services from the shareholder for a period of six months. After July 10, 2000, the Company may terminate this agreement upon thirty days written notice. The Company will pay the shareholder a nonrefundable monthly fee of $50,000 for such services. On a monthly basis, incurred costs will be credited against the nonrefundable fee and any costs incurred in excess of the nonrefundable fee will be paid by the Company. Any amount of the nonrefundable fee not utilized within the month may be carried forward for application against future costs.

The Company entered into an Interim Chief Technical Officer (CTO) Agreement (CTO Agreement) on February 9, 2000 for CTO services. The CTO Agreement is between the Company and a shareholder of the Company. The Company will pay the shareholder a nonrefundable monthly fee of $10,000 for such services. The CTO Agreement has an initial term of one month which automatically renews. The Company may terminate the CTO Agreement upon two weeks written notice.

(c) Stock Options

In February 2000, the Company established an incentive and non-qualified stock option plan (the Plan) for employees, officers and directors of the Company and any consultant or advisor providing services to the Company. The Company reserved 250,000 shares of Class A common stock for issuance under the Plan.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
OpinionWare.com, Inc.:

We have audited the accompanying balance sheet of OpinionWare.com Inc. (a development stage enterprise) (the Company) as of September 30, 1999, and the related statements of operations, shareholders' deficit, and cash flows for the period from April 1, 1999 (inception) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OpinionWare.com, Inc. (a development stage enterprise) as of September 30, 1999, and the results of its operations and its cash flows for the period from April 1, 1999 (inception) through September 30, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Minneapolis, Minnesota
November 24, 1999, except for note 8,
   which is as of December 8, 1999

OPINIONWARE.COM, INC.
(a development stage enterprise)

BALANCE SHEET

September 30, 1999

ASSETS

Current assets:

Cash	$ 47,092
Property and equipment	37,054
Less accumulated depreciation	(5,260)
	31,794
Other assets, net	60,720
Total assets	$ 139,606

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:

Line of credit	$ 135,000
Accrued expenses	36,074
Note payable	10,000
Total current liabilities	181,074
Advance from investor	375,000
Total liabilities	556,074

Shareholders' deficit:

Common stock, authorized 10,000,000 shares, no par; issued and outstanding 2,400,000 shares	40,000
Additional paid-in capital	87,120
Deficit accumulated during the development stage	(543,588)
Total shareholders' deficit	(416,468)
Total liabilities and shareholders' deficit	$ 139,606

See accompanying notes to financial statements.

F-180

OPINIONWARE.COM, INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS

Period from April 1, 1999 (inception) through September 30, 1999

Revenues	$ —
Operating expenses:	
Research and development	242,325
General and administrative	272,668
Total operating expenses	514,993
Interest expense	28,595
Net loss	$543,588

See accompanying notes to financial statements.

OPINIONWARE.COM, INC.
(a development stage enterprise)

STATEMENT OF SHAREHOLDERS' DEFICIT

Period from April 1, 1999 (inception) through September 30, 1999

	Common Stock		Additional paid-in capital	Deficit accumulated during the development stage	Total shareholders' deficit
	Shares	Amount			
Balance at April 1, 1999 (inception)	—	$ —	—	—	—
Issuance of common stock at May 26, 1999 (date of incorporation)	2,400,000	40,000	—	—	40,000
Options issued in connection with advance from investor	—	—	87,120	—	87,120
Net loss	—	—	—	(543,588)	(543,588)
Balance at September 30, 1999	2,400,000	$40,000	87,120	(543,588)	(416,468)

See accompanying notes to financial statements.

OPINIONWARE.COM, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from April 1, 1999 (inception) through September 30, 1999

Cash flows from operating activities:	
Net loss	$(543,588)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,260
Interest expense related to the issuance of options	26,400
Increase in accrued expenses	36,074
Net cash used in operating activities	(475,854)
Cash flows from investing activities—purchases of property and equipment	(27,054)
Net cash used in investing activities	(27,054)
Cash flows from financing activities:	
Net proceeds from line of credit	135,000
Proceeds from issuance of note payable	10,000
Advance from investor	375,000
Proceeds from issuance of common stock	30,000
Net cash provided by financing activities	550,000
Net increase in cash	47,092
Cash, beginning of period	—
Cash, end of period	$ 47,092
Supplemental disclosure of noncash financing and investing activities:	
Common stock issued in exchange for fixed assets	$ 10,000
Cash paid for interest	2,195

See accompanying notes to financial statements.

OPINIONWARE.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Description of Business and Summary of Significant Accounting Policies

(a) Development Stage

OpinionWare.com, Inc. (the Company) commenced operations on April 1, 1999, and was incorporated in the State of Minnesota on May 26, 1999 under the name OpinionWare.com, Inc. The Company is a development stage enterprise that plans to provide a first-of-its-kind product for web-based opinion discussion that allows businesses to interact and understand the opinions of public and private online communities. The Company currently conducts operations in Minnesota, Ohio, Colorado, Illinois, and Massachusetts.

The Company has had no operating revenues, as its activities have focused on initial product development, market development, and raising capital. Financing of the development activities has been provided primarily through the sale of common stock, establishment of a line of credit and an advance from a third party investor. The accumulated loss from inception through September 30, 1999 was $543,588.

On November 16, 1999, the Company reincorporated as a Delaware corporation and on December 8, 1999 amended its articles of incorporation (see note 8).

(b) Cash Equivalents

The Company considers highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

(c) Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which is three years.

(d) Research and Development

The cost of research and development is expensed in the period in which it is incurred.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

(f) Stock-based Compensation

The Company applies the intrinsic value method prescribed in APB Opinion No. 25 to account for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense related to employees' and directors' stock incentives has been recognized in the financial statements. Pro forma disclosure of the net income impact of applying the provisions of SFAS No. 123, *Accounting for Stock-based Compensation,* of recognizing stock compensation expense over the vesting period based on the fair value of all stock-based awards on the date of grant is presented in note 2.

(g) Income Taxes

Deferred taxes are provided on an asset and liability method for temporary differences and for operating loss and tax credit carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

(2) Stock Options

Incentive stock options and nonqualified options may be granted for the purchase of up to 1,618,000 shares of common stock.

During the period from May 26, 1999 (date of incorporation) through September 30, 1999, the Company granted options for the purchase of 1,220,000 shares of common stock, at $0.05 per share. All options vest over a 28 month period and expire no later than 9 years and 4 months from date of grant. At September 30, 1999, 100,000 of these options were exercisable at a price of $0.05 per share.

Information with respect to options outstanding as of September 30, 1999 is summarized as follows:

	Options	Weighted average exercise price per share
Outstanding at May 26, 1999 (date of incorporation)	—	—
Granted	1,220,000	$0.05
Outstanding at September 30, 1999	1,220,000	$0.05

The following table summarizes information about stock options outstanding at September 30, 1999:

	Options Outstanding			Options exercisable	
Exercise prices	Number outstanding September 30, 1999	Weighted average remaining contractual life	Exercise price	Number exercisable September 30, 1999	Exercise price
$0.05	1,220,000	9.1	$0.05	100,000	$0.05

The Company has adopted the disclosure provisions only of SFAS No. 123, for employees and directors, and will continue to account for its stock option plan in accordance with the provisions of APB No. 25, *Accounting for Stock Issued to Employees.*

The estimated per share weighted-average fair value of all stock options granted during the period ended September 30, 1999 was $0.02, as of the date of grant. The fair value of the Company's stock-based awards was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected life in years	9.33
Risk-free interest rates	5.5 to 6.4%
Expected volatility	0%

Pursuant to the requirements of SFAS No. 123, the following is the pro forma net loss amount for the period from April 1, 1999 (inception) through September 30, 1999, as if the compensation cost for the stock

options issued had been determined based on the fair value at the grant date for grants issued during the period ended September 30, 1999, reflected over the options vesting period.

Net loss:	
As reported	$543,588
Fair value of stock-based compensation	1,990
Pro forma net loss	$545,578

(3) Advance from Investor

The Company received $375,000 from a third party investor through the period ended September 30, 1999 to be converted in the future to a yet undetermined number of shares of the Company. Coincident with the issuance of shares, the Company plans to issue 100,000 options to the investor to purchase 100,000 shares of the Company as consideration for the advance. The fair value of the consideration represents debt issuance costs and has been reflected in other assets net of amortization as of September 30, 1999 (see note 8).

(4) Line of Credit

On June 15, 1999, the Company entered into a loan agreement with a financial institution, which made available a line of credit of $135,000 through May 14, 2000. Interest on the outstanding balance is based on the prime rate of interest plus one and one-quarter percent. The interest rate on the outstanding balance of $135,000 at September 30, 1999 was 9.5 percent. The line of credit is collateralized by any and all of the assets of the Company and the personal guarantees of the shareholders of the Company. The Company also has agreed to pay the financial institution a facility fee, which is calculated at the rate of .01 percent per annum on $135,000.

(5) Note Payable

On June 15, 1999 the Company entered into a promissory note agreement with a third party in the amount of $10,000. Outstanding principal and interest is due at the earlier of June 15, 2004 or upon demand. The promissory note agreement calls for interest to be charged on the outstanding principal balance at 6 percent per annum. At an undetermined future date, the Company plans to issue the holder of the note 8,000 options to purchase 8,000 shares of the Company.

(6) Income Taxes

The Company has incurred net operating losses since inception. Given the uncertainty of future earning trends, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements.

As of September 30, 1999, the Company has U.S. tax net operating loss carryforwards of approximately $500,000, which will be available to offset earnings during the carryforward period. If not used, these carryforwards begin to expire in 2019. Pursuant to Sections 382 and 383 of the Internal Revenue Code, the annual use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership (as defined by the Internal Revenue Code) of more than 50 percent occurs within a three-year testing period.

OPINIONWARE.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(7) Commitments and Contingencies

(a) Lease Agreements

The Company leases certain office space in Massachusetts under a noncancelable operating lease that expired on September 30, 1999. Rental expense under the lease during the period April 1, 1999 (inception) through September 30, 1999 was $21,000. The lease was renewed on October 1, 1999 for a six-month period with base rent of $3,500 per month.

(b) Employment Contracts

The Company has employment agreements and arrangements with the two shareholders of the Company and certain management personnel that provide for aggregate minimum annual base compensation of $760,000, expiring on various dates through July 2001.

(c) Options to be Granted

The Company has agreed to appoint two directors to the board contingent upon the completion of an investment in the Company by a third party (see note 8). Coincident with the appointment of the two directors to the Company's board, the Company has agreed to grant each of the newly appointed directors 75,000 options for the purchase of 75,000 shares of common stock of the Company.

(8) Subsequent Events

On November 19, 1999, the Company amended and restated its certificate of incorporation thereby authorizing 10,000,000 shares of $.001 par value Class A common stock, 4,900,000 shares of $.001 par value Class B common stock, 4,900,000 shares of $.001 par value Series A-1 preferred stock, and 4,900,000 shares of $.001 par value Series A-2 preferred stock. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, "Series A preferred shares") shall be entitled to receive an amount equal to the greater of (i) $.90, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise ("the Series A liquidation value"), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of directors, at an annual rate of 8% of the sum of the Series A liquidation value plus all accrued and unpaid dividends. In the event any dividend or other distribution payable in cash, stock, or other property is declared on the common stock, each holder of Series A preferred shares on the record date for such dividend or distribution shall be entitled to receive the same cash, stock or other property which such holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held by such holder are then convertible.

Series A-1 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price ($.90 initially, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends

with respect to each Series A-1 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-2 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of Series A-1 preferred stock or Class B common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

Class B common shares may be converted at any time, at the election of the holder, into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares then outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

If a firm commitment underwritten public offering of shares of common stock is effected in which (a) the aggregate price paid by the public for the shares is at least $20,000,000 and (b) the price per share paid by the public for such shares is at least 300% of the Series A conversion price in effect immediately prior to such offering, then all of the outstanding Series A preferred shares shall be automatically converted into shares of common stock upon the closing of the public offering.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of two-thirds of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the greater of (i) the fair market value of such Series A preferred share (assuming payment of the Series A liquidation value, plus payment of accumulated but unpaid dividends, plus the value of the common stock into which such Series A preferred share is convertible) and (ii) the sum of (a) $0.90 (such amount to be adjusted proportionately in the event the Series A preferred shares are subdivided by any means into a greater number or combined by any means into a lesser number) plus (b) all accrued but unpaid dividends on such Series A preferred share through the applicable redemption date.

At any time or times on or after the earlier to occur of (i) the fifth anniversary of issuance or (ii) the date on which a holder of equity securities of the Company acquires a voting interest in the Company which is greater than that of the Permitted Holders (as defined in the amended and restated certificate of incorporation), the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A and Class B common stock are entitled to one vote per share. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

Provided that holders of Class B common stock outstanding and issuable upon conversion of Series A-2 preferred stock own at least 5% of the Company's Class A common stock and Class B common stock and assuming conversion of all securities convertible into such shares, (i) such holders shall have the number of votes equal to the greater of (a) the voting rights determined in accordance with the preceding paragraph, and (b) 25.1% of the voting power of the Company, and (ii) the voting rights of any person or group other than holders of Class B common shares and Series A-2 preferred shares shall be limited to the number of votes equal to the lesser of (x) such holders' voting rights in accordance with the preceding paragraph, and (y) 25% of the voting power of the Company.

On December 8, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a third party. Under the terms of the Agreement, the Company issued 2,222,222 shares of Series A-2 convertible preferred stock.

On December 8, 1999, the advance from investor (see note 3) was converted into 416,666 shares of Series A-1 preferred stock. In addition, options to purchase 100,000 shares of Class A common stock with an exercise price of $.05 per share were issued to the investor.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Outtask.com Inc.:

We have audited the accompanying balance sheet of Outtask.com Inc. (a development stage enterprise) as of September 30, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the period from April 6, 1999 (inception) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Outtask.com Inc. (a development stage enterprise) as of September 30, 1999, and the results of its operations and its cash flows for the period from April 6, 1999 (inception) through September 30, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

McLean, Virginia
November 5, 1999, except as to note 8,
   which is as of December 10, 1999

OUTTASK.COM INC.
(a development stage enterprise)

BALANCE SHEET

September 30, 1999

ASSETS

Current assets:
Cash	$ 190,747
Prepaid rent	2,909
Total current assets	193,656
Property and equipment, net	72,506
Deposit	5,816
Total assets	$ 271,978

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable	$ 55,425
Accrued vacation	2,300
Advance from founder	234,750
Total current liabilities	292,475

Stockholders' deficit:
Common stock, $.01 par value; 30,000,000 shares authorized; 11,775,000 shares issued and outstanding	117,750
Deficit accumulated during the development stage	(138,247)
Total stockholders' deficit	(20,497)
Total liabilities and stockholders' deficit	$ 271,978

See accompanying notes to financial statements.

OUTTASK.COM INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS

Period from April 6, 1999 (inception) through September 30, 1999

Revenue	$ —
Operating expenses:	
Research and development	59,187
Marketing	42,849
General and administrative	36,211
Total operating expenses	138,247
Income taxes	—
Net loss	$138,247

See accompanying notes to financial statements.

OUTTASK.COM INC.
(a development stage enterprise)

STATEMENT OF STOCKHOLDERS' DEFICIT

Period from April 6, 1999 (inception) through September 30, 1999

	Common Stock		Deficit accumulated during the development stage	Total stockholders' deficit
	Shares	**Amount**		
Balance at April 6, 1999 (inception)	—	$ —	—	—
Issuance of common stock	11,775,000	117,750	—	117,750
Net loss	—	—	(138,247)	(138,247)
Balance at September 30, 1999	11,775,000	$117,750	(138,247)	(20,497)

See accompanying notes to financial statements.

OUTTASK.COM INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from April 6, 1999 (inception) through September 30, 1999

Cash flows from operating activities:	
Net loss	$(138,247)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	978
Changes in assets and liabilities:	
Prepaid rent	(2,909)
Accounts payable	55,425
Accrued vacation	2,300
Net cash used in operating activities	(82,453)
Cash flows from investing activities:	
Purchases of property and equipment	(73,484)
Deposit	(5,816)
Net cash used in investing activities	(79,300)
Cash flows from financing activities:	
Proceeds from issuance of common stock	117,750
Advance from founder	234,750
Net cash provided by financing activities	352,500
Net increase in cash	190,747
Cash, beginning of period	—
Cash, end of period	$ 190,747

See accompanying notes to financial statements.

OUTTASK.COM INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Organization and Business

Outtask.com Inc. (the ''Company''), a Delaware corporation, was founded on April 6, 1999. The Company is a development stage enterprise as it is currently devoting substantially all of its efforts to commencing its planned principal operations and has not yet begun to generate revenue. The Company will provide a variety of web-based business applications and solutions.

The Company operates in a highly competitive marketplace and depends on proprietary technology, and attracting and retaining key personnel. The Company's products, when developed, will be subject to rapid technological obsolescence and potential failures, and there can be no assurance that the Company will develop a marketable product. In addition, there can be no assurance that the Company will be able to raise sufficient capital to support its product development efforts and business activities.

(2) Summary of Significant Accounting Policies

(a) Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Property and equipment

Property and equipment is carried at historical cost less accumulated depreciation. Depreciation and amortization is calculated using the straight-line method based on the estimated remaining useful lives of the assets as follows:

Computer hardware	3 years
Video hardware	3 years
Furniture and fixtures	5 years

In accordance with Financial Accounting Standards Board (''FASB'') Statement of Financial Accounting Standard (''SFAS'') No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at September 30, 1999.

(d) Research and Development

Research and development expenses include product development activities and are expensed as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* does not materially affect the Company.

(e) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Comprehensive Income

In June 1997, the FASB issued SFAS No. 130, *Reporting Comprehensive Income*. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company has no amounts associated with the components of other comprehensive income in the Company's financial statements.

(3) Leases and Other Commitments

The Company has a noncancellable operating lease for office space in Virginia, which expires in June 2000. Rental expense under the lease, which was executed on August 16, 1999, was approximately $8,500 for the period from April 6, 1999 (inception) through September 30, 1999. The remaining lease payments as of September 30, 1999 are approximately $34,900.

The Company entered into an agreement in September 1999 with a third party to provide internet and related support services. The agreement expires in September 2000 and requires monthly payments in the amount of $1,540.

(4) Property and Equipment

Property and equipment consists of the following at September 30, 1999:

Computer hardware	$51,920
Video hardware	13,995
Furniture and fixtures	7,569
	73,484
Less accumulated depreciation	(978)
	$72,506

(5) Capital Stock

In April 1999, the Company issued an aggregate of 117,500 shares of common stock to the Company's founders at a price of $1.00 per share.

(6) Related Party Transactions

During the period from April 6, 1999 (inception) through September 30, 1999, the Company received advances from its founder in the aggregate amount of $234,750. The advances are unsecured, do not bear interest, and are repayable upon demand.

(7) Income Taxes

No provision has been made for income taxes as the Company incurred a taxable loss for the period from April 6, 1999 (inception) through September 30, 1999. The actual income tax provision (benefit) differs from the expected income tax benefit computed using the statutory federal income tax rate of 34 percent applied to pretax loss as a result of the following:

Computed "expected" tax benefit	$(47,004)
(Increase) reduction in tax benefit resulting from:	
Increase in the beginning of the year valuation allowance	55,299
State income tax benefit	(8,295)
	$ —

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of September 30, 1999 are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 23,675
Start-up and organizational costs	31,624
Total deferred tax assets	55,299
Valuation allowance	(55,299)
Net deferred tax asset	$ —

The Company had net operating loss carryforwards of approximately $59,000 at September 30, 1999 for income tax purposes. These carryforwards expire, if unused, in 2019. Because of the "change of ownership" provision of the Internal Revenue Code, a portion of the Company's net operating loss carryforwards may be subject to annual limitations regarding their utilization in the event of a change in control of the Company.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are available to reduce income taxes payable, management has established a valuation allowance for the full amount of the deferred tax assets at September 30, 1999. No income tax payments were made during the period from April 6, 1999 (inception) through September 30, 1999.

(8) Subsequent Events

In November 1999, the Company executed a 100:1 common stock split. All common stock share amounts have been retroactively adjusted in the accompanying financial statements to reflect the split.

On December 9, 1999, the Company amended and restated its certificate of incorporation thereby authorizing 30,000,000 shares of $.01 par value Class A common stock, 10,000,000 shares of $.01 par value Class B common stock, 9,259,259 shares of $.01 par value Series A-1 preferred stock, and 8,101,852 shares of $.01 par value Series A-2 preferred stock. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, ''Series A preferred shares'') shall be entitled to receive an amount equal to the greater of (i) $.864, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise (''the Series A liquidation value''), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of directors, at an annual rate of 8% of the sum of the Series A liquidation value plus all accrued and unpaid dividends. In the event any dividend or other distribution payable in cash, stock, or other property is declared on the common stock, each holder of Series A preferred shares on the record date for such dividend or distribution shall be entitled to receive the same cash, stock or other property which such holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held by such holder are then convertible.

Series A-1 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price ($.864 initially, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the accrued and unpaid dividends with respect to each Series A-1 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-2 preferred share to be converted by the Series A conversion price. If the holders of more than two-thirds of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of Series A-1 preferred stock or Class B common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the aggregate number of Class B common shares then outstanding is less than ten percent of the aggregate number of common shares outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

Class B common shares may be converted at any time, at the election of the holder, into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the aggregate number of Class B common shares then outstanding is less than ten percent of the

aggregate number of common shares then outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

If a firm commitment underwritten public offering of shares of common stock is effected in which (a) the aggregate price paid by the public for the shares is at least $20,000,000 and (b) the price per share paid by the public for such shares is at least 300% of the Series A conversion price in effect immediately prior to such offering, then all of the outstanding Series A preferred shares shall be automatically converted into shares of common stock upon the closing of the public offering.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of at least two-thirds of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the sum of the Series A liquidation value plus all accrued but unpaid dividends on such Series A preferred share through the applicable redemption date.

At any time or times on or after the earlier to occur of (i) the fifth anniversary of issuance or (ii) the date on which the Company undergoes a fundamental change or change in ownership, the holder or holders of at least two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A and Class B common stock are entitled to one vote per share. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

Provided that holders of Class B common stock outstanding and issuable upon conversion of Series A-2 preferred stock own at least 15% of the Company's Class A common stock and Class B common stock and assuming conversion of all securities convertible into such shares, (i) such holders shall have the number of votes equal to the greater of (a) the voting rights determined in accordance with the preceding paragraph, and (b) 25.1% of the voting power of the Company, and (ii) the voting rights of any person or group other than holders of Class B common shares and Series A-2 preferred shares shall be limited to the number of votes equal to the lesser of (x) such holders' voting rights in accordance with the preceding paragraph, and (y) 25% of the voting power of the Company.

On December 10, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a third party. Under the terms of the Agreement, the Company issued 8,101,852 shares of Series A-2 preferred stock.

On December 10, 1999, the Company increased the number of shares of Class A common stock reserved for issuance under its Stock Incentive Plan to 1,500,000 and issued 945,000 common stock options.

In December 1999, the Company issued 1,115,407 shares of Series A-1 preferred stock including 1,012,731 shares issued to the Company's founder.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Perceptual Robotics, Inc.:

We have audited the accompanying balance sheets of Perceptual Robotics, Inc. as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perceptual Robotics, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
January 21, 2000, except for note 10, which
   is as of February 14, 2000

F-200

PERCEPTUAL ROBOTICS, INC.

BALANCE SHEETS

December 31, 1998 and 1999

Assets	1998	1999
Current assets:		
Cash and cash equivalents	$ 33,893	577,358
Accounts receivable, net of allowance for doubtful accounts of $10,000 in 1998 and $20,000 in 1999	302,953	535,378
Inventory	23,674	151,323
Prepaid expenses	47,809	108,398
Total current assets	408,329	1,372,457
Property and equipment:		
Equipment and furnishings	81,129	130,961
Less accumulated depreciation	(35,846)	(64,918)
Net property and equipment	45,283	66,043
Other assets:		
Incorporation costs	689	689
Patents	—	36,571
Less accumulated amortization	(413)	(1,312)
Net other assets	276	35,948
Total assets	$ 453,888	1,474,448

Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Note payable—bank	$ 100,000	—
Notes payable—stockholders	100,000	—
Accounts payable	129,336	221,215
Due to stockholders and employees	33,562	—
Customer deposits	34,756	41,080
Accrued expenses	68,149	133,411
Accrued payroll taxes	15,679	800
Warranty reserve	10,048	24,976
Deferred revenues	107,000	143,106
Total current liabilities	598,530	564,588
Redeemable convertible preferred stock:		
Series A—8% cumulative; stated value $3.00 per share; 175,000 shares authorized; 169,591 shares issued and outstanding, with a $3.00 per share redemption value plus accrued 8% annual cumulative dividends	553,931	598,245
Series B—8% cumulative; stated value $5.00 per share; 400,000 shares authorized in 1999; 361,125 shares issued and outstanding in 1999, with a $5.00 per share redemption value plus accrued 8% annual cumulative dividends	—	1,853,756
Stockholders' equity (deficit):		
Convertible preferred stock:		
Junior Series One—non-cumulative; stated value $0.47 per share; 63,830 shares authorized; 63,830 shares issued and outstanding	30,000	30,000
Junior Series Two—non-cumulative; stated value $0.8225 per share; 30,396 shares authorized; 30,396 shares issued and outstanding	25,001	25,001
Common stock:		
Voting—no par value; 100,000,000 shares authorized; 1,000,000 shares issued and outstanding in 1998; 1,121,584 shares issued and outstanding in 1999	2,800	102,803
Nonvoting—no par value; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Accumulated deficit	(756,374)	(1,699,945)
Total stockholders' equity (deficit)	(698,573)	(1,542,141)
Total liabilities and stockholders' equity (deficit)	$ 453,888	1,474,448

See accompanying notes to financial statements.

PERCEPTUAL ROBOTICS, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 1998 and 1999

	1998	1999
Net revenues	$1,011,152	1,732,734
Cost of revenues	336,866	688,972
Gross profit	674,286	1,043,762
Operating expenses:		
General and administrative	253,781	565,663
Selling	413,678	839,441
Research and development	321,714	476,836
Total operating expenses	989,173	1,881,940
Loss from operations	(314,887)	(838,178)
Other income (expense):		
Interest income	1,694	25,154
Interest expense	(9,835)	(10,331)
Other income (expense), net	(8,141)	14,823
Loss before income taxes	(323,028)	(823,355)
Income taxes	—	—
Net loss	$ (323,028)	(823,355)

See accompanying notes to financial statements.

PERCEPTUAL ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 1998 and 1999

| | Preferred stock | | | | Common stock | | | Total stockholders' |
| | Junior Series One | | Junior Series Two | | | | Accumulated | equity |
	Amount	Shares	Amount	Shares	Amount	Shares	deficit	(deficit)
Balance at December 31, 1997	$30,000	63,830	$25,001	30,396	$ 2,800	1,000,000	$ (392,314)	$ 334,513
Accrued dividends on redeemable convertible preferred stock	—	—	—	—	—	—	(41,032)	(41,032)
Net loss	—	—	—	—	—	—	(323,028)	(323,028)
Balance at December 31, 1998	30,000	63,830	25,001	30,396	2,800	1,000,000	(756,374)	(698,573)
Issuance of common stock	—	—	—	—	100,003	121,584	—	100,003
Issuance of warrants	—	—	—	—	—	—	12,381	12,381
Accrued dividends on redeemable convertible preferred stock	—	—	—	—	—	—	(132,597)	(132,597)
Net loss	—	—	—	—	—	—	(823,355)	(823,355)
Balance at December 31, 1999	$30,000	63,830	$25,001	30,396	$102,803	1,121,584	$(1,699,945)	$(1,542,141)

See accompanying notes to financial statements.

PERCEPTUAL ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1999

	1998	1999
Cash flows from operating activities:		
Net loss	$(323,028)	(823,355)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	24,065	29,971
Provision for doubtful accounts	10,000	10,000
Issuance of warrants	—	12,381
Changes in operating assets and liabilities:		
Accounts receivable	(243,660)	(252,425)
Inventory	(4,564)	(127,650)
Prepaid expenses	(6,113)	(60,589)
Accounts payable	66,700	91,879
Accrued liabilities	141,542	101,417
Due to stockholders and employees	26,479	—
Customer deposits	34,756	6,324
Net cash used in operating activities	(273,823)	(1,012,047)
Cash flows from investing activities:		
Payments of patent costs	—	(36,571)
Purchases of property and equipment	(16,310)	(39,832)
Net cash used in investing activities	(16,310)	(76,403)
Cash flows from financing activities:		
Proceeds from sale of common stock	—	100,003
Net proceeds from sale of preferred stock	—	1,631,912
Proceeds from notes payable	200,000	—
Payments on notes payable	—	(100,000)
Net cash provided by financing activities	200,000	1,631,915
Increase (decrease) in cash and cash equivalents	(90,133)	543,465
Cash and cash equivalents, beginning of year	124,026	33,893
Cash and cash equivalents, end of year	$ 33,893	577,358
Supplemental disclosure:		
Interest paid	$ 5,653	12,703
Noncash financing activity:		
Conversion of note payable-stockholders and due to stockholders to Series B redeemable convertible preferred stock	$ —	133,561

See accompanying notes to financial statements.

PERCEPTUAL ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Description of Business

Perceptual Robotics, Inc. (the Company) develops and sells software which enables users to control and view images from live video cameras over the Internet. In conjunction with selling the software, hardware is purchased from various manufacturers and resold to customers.

(2) Summary of Significant Accounting Policies

(a) Cash and cash equivalents

The Company considers all investments with an original maturity of three months or less to be cash equivalents. The cash equivalents are maintained by one financial institution and are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1999, the Company's uninsured cash balance was approximately $450,000.

(b) Inventory

Inventory is stated using the moving average cost basis. At December 31, 1998 and 1999, the inventory consisted of hardware and third party software.

(c) Property and Equipment

Property and equipment consisting of office equipment and furnishings are stated at cost and depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Depreciation expense of $23,927 and $29,072 was recorded in 1998 and 1999, respectively.

(d) Revenue Recognition

The Company recognizes revenue associated with hardware upon delivery to the customer. Revenue from software is recognized upon delivery provided no significant production, customization or modification of the software is required.

The Company provides custom software development to some of its customers. Revenue is recognized on the percentage-of-completion method for these contracts and for software sales involving significant production, customization or modification.

The Company also sells upgrade and service contracts related to its software. The revenue related to these contracts is recognized over the life of the contract.

(e) Warranty Reserve

The Company provides a warranty reserve equal to two percent of hardware sales during the year to voluntarily cover claims made by customers after expiration of the hardware manufacturers' warranty.

(f) Software Development

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold Leased or Otherwise Marketed." Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development costs and are charged to expense as incurred. Once technological feasibility has been established, software

development costs would be capitalized, however, the Company has not capitalized any costs to date given the initial software product was technologically feasible upon inception of the Company and subsequent enhancements and version releases thereto did not qualify for capitalization pursuant to the provisions of SFAS No. 86.

(g) Fair Value of Financial Instruments

The Company's financial instruments include accounts receivable, accounts payable and notes payable. The fair value of these financial instruments approximates their carrying values due to the short term nature of these instruments or the rates on these instruments approximate current market rates.

(h) Advertising Expenses

Advertising expenses are charged to operations during the year in which they are incurred. The total amount of advertising expenses charged to operations was approximately $80,000 and $154,000 for the years ended December 31, 1998 and 1999, respectively.

(i) Stock Options Plan

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation" which defines a fair value based method of accounting for employee stock options and similar equity instruments. SFAS No. 123 gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25 (APB No. 25). The Company continues to use the measurement approach prescribed by APB No. 25 but provides the pro forma disclosures required by SFAS No. 123.

(j) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) Impairment of Long-lived Assets

The Company evaluates the carrying value of its intangible and other long-lived assets periodically in compliance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of."

(3) Income Taxes

The Company, prior to August 31, 1997, with the consent of its shareholders, elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the shareholders were taxed on the Company's taxable income in lieu of the corporate income tax. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements prior to August 31, 1997.

Due to the sale of stock on August 31, 1997 to an entity which disqualified the corporation for the S corporation election under the Internal Revenue Code, the Company revoked the election as of that date.

Subsequent to September 1, 1997, the Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and/or liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in future years. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount anticipated to be realized.

At December 31, the Company had the following deferred tax assets and liabilities:

	1998	1999
Deferred tax assets:		
Net operating loss carryforwards	$174,000	504,000
Depreciation	11,000	14,000
Legal expenses	13,000	12,000
Other	2,000	—
Total deferred tax assets	200,000	530,000
Valuation allowance	(200,000)	(530,000)
Net deferred tax assets	—	—
Deferred tax liabilities	—	—
Net deferred taxes	$ —	—

At December 31, 1999, the Company has net operating loss carryforwards of $1,228,000 available to reduce future years' taxable income. These carryforwards will begin to expire, if unused, in 2012. The valuation allowance increased $78,000 and $330,000 in 1998 and 1999, respectively. It is management's judgement that a full valuation allowance is deemed necessary given management's belief that it is more likely than not that the deferred tax assets will not be realized prior to expiration of the net operating loss carryforwards or prior to forfeiture.

(4) Lease Commitments

The Company leases its offices in Evanston, Illinois on a month-to-month basis. The lease may be cancelled by either party with 30-days notice. The provisions of the lease require monthly rental and real estate tax payments. Total lease payments aggregated $20,577 and $52,782 in 1998 and 1999, respectively.

The Company signed a lease agreement dated March 3, 1999 for certain computer and video equipment. The agreement provides for periodic purchases of equipment up to $50,000 by the lessor, at the direction of and for use by the Company. The Company is obligated to make monthly rental payments, the amount and number to be determined at the time of each equipment purchase based on an interest rate of prime + 1%. The Company, as additional consideration, has granted the lessor 1,000 warrants to purchase Series B redeemable convertible preferred stock at $5.00 per share, which was based on the sale price for the Series B redeemable convertible preferred stock offering that took place in 1999 (see note 8). The fair value of this equity instrument using the Black-Scholes option-pricing model was immaterial. Accordingly, the Company did not record additional operating expense as a result of issuing the warrants. During 1999, the Company leased approximately $44,000 in equipment under this agreement. Payments for this leased equipment of $2,057 per month are being made over twenty-four months.

The agreement was amended on November 15, 1999 to increase available purchases of equipment up to $120,000.

(5) Concentrations

In 1998, the Company had revenues of approximately $296,000 to its four largest customers representing approximately 29% of total revenues. In 1999, the Company had revenues of approximately $674,000 to its two largest customers representing approximately 39% of total revenues. The Company had a receivable from one customer of approximately $85,000 at December 31, 1999 and receivables from two customers approximating $158,000 at December 31, 1998.

(6) Notes Payable—Bank

The Company has a working capital loan through a credit and security agreement with the Associated Bank. The agreement matured on March 25, 1999 and was renewed until March 25, 2000. The note is secured by all corporate assets and guaranteed by two of the Company's officers and stockholders. On April 2, 1999, the Company repaid the $100,000 balance outstanding under this agreement.

(7) Notes Payable—Stockholders

On May 15, 1998, the Company issued convertible promissory notes to certain stockholders aggregating $100,000 due on demand. The notes are subordinated to bank debt. Interest accrues monthly at 6% per annum on the outstanding principal balance. The lenders, as additional consideration for extending credit to the Company, have the right to convert the notes plus accrued interest into fully paid shares of Series B redeemable convertible preferred stock. On March 30, 1999 the lenders converted the notes plus accrued interest into shares of Series B redeemable convertible preferred stock (see note 8). In conjunction with these notes, the Company also issued warrants to the lenders for the purchase of 21,005 shares of Series B preferred stock. The fair value of the warrants of $5,102 was recorded as additional interest expense.

(8) Redeemable Convertible Preferred Stock

The Company sold 361,125 shares of Series B redeemable convertible preferred stock at $5 per share for total capital of $1,805,625. The consideration received on the sale consisted of $133,561 converted from shareholder loans and $1,631,912 of net proceeds at closing for net capital raised of $1,765,473. Similar to the other authorized series of preferred stock, Series B redeemable convertible is convertible to voting common stock on a one-for-one basis and has voting rights based on common share equivalents.

Series A redeemable convertible preferred stock is redeemable in one-third increments on December 31, 2002, 2003 and 2004. Outstanding shares as of the redemption dates will be redeemed at $3.00 per share plus accrued 8% annual cumulative dividends. Accordingly, the Series A redeemable convertible preferred stock value of $508,773 at the November 1997 purchase date has been increased by $4,126, $41,032 and $44,314 in 1997, 1998 and 1999, respectively, to accrue for accumulated unpaid dividends.

Series B redeemable convertible preferred stock is redeemable in one-third increments on December 31, 2003, 2004 and 2005. Outstanding shares as of the redemption dates will be redeemed at $5.00 per share plus accrued 8% annual cumulative dividends. Accordingly, the Series B redeemable convertible preferred stock value of $1,765,473 at the 1999 purchase dates has been increased by $88,283 to accrue for accumulated unpaid dividends.

(9) Preferred Stock

During 1998, the Company had three series of authorized preferred stock: Series A, Junior Series One and Junior Series Two. The Company authorized 300,000 shares of preferred stock of which 30,774 shares remained undesignated at December 31, 1998. All series of authorized preferred stock have voting rights based on common share equivalents and are convertible into voting common stock at any time at the discretion of the holder, on a one-for-one basis.

During 1999, the Company authorized an additional 1,700,000 shares of preferred stock and designated 400,000 of these shares as Series B resulting in 1,330,774 shares of preferred stock remaining undesignated at December 31, 1999.

PERCEPTUAL ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(10) Employee Stock Option Plan

In 1997, the Company adopted a stock option plan authorizing the grant of incentive or nonqualified options for the purchase of common stock of the Company. The Company has reserved 600,000 common shares for issuance upon exercise of options. Incentive stock options may only be granted to employees of the Company whereas nonqualified options may be granted to employees, officers, directors or consultants of the Company. Options are exercisable based on vesting schedules stipulated in the individual grant which are typically four years. All options expire ten years from the grant date.

The following summarizes activity under the Company's stock option plan in 1998 and 1999:

	Number	Weighted average exercise price
Options outstanding at December 31, 1997	201,006	$0.36
Options granted to employees and directors during 1998	144,532	0.30
Options forfeited	(107,548)	0.94
Options outstanding at December 31, 1998	237,990	$0.61
Options granted to employees and directors during 1999	141,125	0.50
Options exercised	(121,584)	0.82
Options outstanding at December 31, 1999	257,531	$0.45

At December 31, 1999, there were 55,515 vested options which had a weighted average exercise price of $0.44 per option.

At December 31, 1999, there were 220,885 options available for grant. The weighted average remaining life of the 257,531 outstanding options at December 31, 1999 was 8.9 years and the options had exercise prices ranging from $0.30–0.82.

The Company applied APB No. 25 in accounting for all options granted during 1998 and 1999. Accordingly, no compensation cost has been recognized in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date as prescribed by SFAS No. 123, the Company's pro forma net loss would have been $326,325 in 1998 and $830,534 in 1999. The fair values were determined using the Black-Scholes option-pricing model assuming risk free interest rates ranging from 5-6%, zero dividends, no volatility and expected lives ranging from 3-4 years.

During 1999, the Company issued warrants to a consultant for the purchase of 25,000 shares of Series B preferred stock. The fair value of the warrants of $7,279 was recorded as compensation expense in 1999.

(11) Subsequent Event

On February 14, 2000, the Company sold 1,083,333 shares of Series C-2 preferred stock at $12 per share to an investor in exchange for $10,000,000 cash and 1,000,000 shares of the investor's preferred stock. The Series C-2 preferred stock accumulates dividends at a rate of 8% and has rights similar to the other classes of preferred stock including the right to convert to common shares on a one-for-one basis. However, the Series C-2 preferred stock carries non-dilutive voting rights, as defined in the preferred stock purchase agreement. Concurrent with the sale of stock, the Company reincorporated under a new charter in the State of Delaware. As part of the reincorporation, the number of authorized shares was reduced to 10,000,000 for common and 5,000,000 for preferred, including all prior series, Series C-2 (sold in this transaction and available for sale) and Series C-1 (currently being marketed to current shareholders and other private investors). Concurrent with the reincorporation, the Company amended its certificate of incorporation. In the amended and restated certificate of incorporation, the redemption dates for Series A and B redeemable convertible preferred stock (see note 8) were changed to December 31, 2004, 2005 and 2006 to be consistent with the stated redemption dates for Series C-1 and C-2 preferred stock. Series C-1 and C-2 preferred stock is redeemable in one-third increments on December 31, 2004, 2005 and 2006 at $12 per share plus accrued 8% annual cumulative dividends.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
PocketCard Inc.:

We have audited the accompanying balance sheets of PocketCard Inc. (a development stage enterprise) as of December 31, 1998 and September 30, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the period from September 3, 1998 (inception) through December 31, 1998, for the nine months ended September 30, 1999, and for the period from September 3, 1998 (inception) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PocketCard Inc. (a development stage enterprise) as of December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the period from September 3, 1998 (inception) through December 31, 1998, for the nine months ended September 30, 1999, and for the period from September 3, 1998 (inception) through September 30, 1999 in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
November 5, 1999, except for note 7,
   which is as of November 23, 1999

POCKETCARD INC.
(a development stage enterprise)

BALANCE SHEETS

December 31, 1998 and September 30, 1999

ASSETS	December 31, 1998	September 30, 1999
Current assets:		
Cash	$ 900	6,793
Restricted cash	—	6,175
Stock subscriptions receivable	9,000	52,083
Total current assets	9,900	65,051
Property and equipment, net of accumulated depreciation	—	25,344
Other assets	—	395
Total assets	$ 9,900	90,790

LIABILITIES AND STOCKHOLDERS' DEFICIT

	December 31, 1998	September 30, 1999
Current liabilities:		
Due to affiliates	$ 306,620	602,622
Accrued expenses	—	16,313
Customer deposits	—	8,642
Deferred revenue	—	1,925
Total current liabilities	306,620	629,502
Series A-1 redeemable convertible preferred stock, $.0000001 par value; 16,863,905 shares authorized; none issued and outstanding	—	—
Series A-2 redeemable convertible preferred stock, $.0000001 par value; 14,792,899 shares authorized; none issued and outstanding	—	—
Stockholders' deficit (see notes 3 and 7):		
Class A common stock, $.0000001 par value; 90,000,000 shares authorized; 20,000,000 and 24,629,629 shares issued and outstanding at December 31, 1998 and September 30, 1999	2	2
Class B common stock, $.0000001 par value; 14,792,899 shares authorized; none issued and outstanding	—	—
Additional paid-in capital	9,998	62,081
Deficit accumulated during the development stage	(306,720)	(600,795)
Total stockholders' deficit	(296,720)	(538,712)
Total liabilities and stockholders' deficit	$ 9,900	90,790

See accompanying notes to financial statements.

POCKETCARD INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS

**Period from September 3, 1998 (inception) through December 31, 1998,
the nine months ended September 30, 1999, and the period from
September 3, 1998 (inception) through September 30, 1999**

	Period from September 3, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999	Period from September 3, 1998 (inception) through September 30, 1999
Revenues	$ —	4,020	4,020
Operating expenses:			
Product development primarily to related parties (note 6)	291,920	220,818	512,738
Selling and marketing primarily to related parties (note 6)	8,250	23,850	32,100
General and administrative primarily to related parties (note 6)	6,550	50,653	57,203
Depreciation	—	2,774	2,774
Total operating expenses	306,720	298,095	604,815
Net loss	$(306,720)	(294,075)	(600,795)

See accompanying notes to financial statements.

POCKETCARD INC.
(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS' DEFICIT

Period from September 3, 1998 (inception) through December 31, 1998, the nine months ended September 30, 1999, and the period from September 3, 1998 (inception) through September 30, 1999

	Class A common stock		Additional paid-in capital	Deficit accumulated during the development stage	Total stockholders' deficit
	Shares	Amount			
Balance at September 3, 1998 (inception)	—	$—	—	—	—
Issuance of common stock	20,000,000	2	9,998	—	10,000
Net loss	—	—	—	(306,720)	(306,720)
Balance at December 31, 1998	20,000,000	2	9,998	(306,720)	(296,720)
Exercise of employee stock options	4,629,629	—	52,083	—	52,083
Net loss	—	—	—	(294,075)	(294,075)
Balance at September 30, 1999	24,629,629	$ 2	62,081	(600,795)	(538,712)

See accompanying notes to financial statements.

POCKETCARD INC.
(a development stage enterprise)

STATEMENTS OF CASH FLOWS

**Period from September 3, 1998 (inception) through December 31, 1998,
the nine months ended September 30, 1999, and the period from
September 3, 1998 (inception) through September 30, 1999**

	Period from September 3, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999	Period from September 3, 1998 (inception) through September 30, 1999
Cash flows from operating activities:			
Net loss	$(306,720)	(294,075)	(600,795)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	—	2,774	2,774
Changes in assets and liabilities:			
Restricted cash	—	(6,175)	(6,175)
Other assets	—	(395)	(395)
Accrued expenses	—	16,313	16,313
Customer deposits	—	8,642	8,642
Deferred revenue	—	1,925	1,925
Due to affiliate	306,620	296,002	602,622
Net cash provided by (used in) operating activities	(100)	25,011	24,911
Cash flows from investing activities—capital expenditures	—	(28,118)	(28,118)
Net cash used in investing activities	—	(28,118)	(28,118)
Cash flows from financing activities—proceeds from issuance of common stock	1,000	9,000	10,000
Net cash provided by financing activities	1,000	9,000	10,000
Net increase in cash	900	5,893	6,793
Cash at beginning of period	—	900	—
Cash at end of period	$ 900	6,793	6,793

See accompanying notes to financial statements.

F-214

POCKETCARD INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) Description of Business

PocketCard Inc. (the Company) was incorporated in Illinois on September 3, 1998 for the purpose of providing business and family groups with supervised access to funds.

Since inception, the Company has been engaged principally in organizational activities, including raising capital, recruiting a management team and employees, executing agreements, negotiating strategic relationships, and developing operational plans and marketing activities. Accordingly, the Company is in the development stage, as defined by Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises.*

(b) Revenue Recognition

The Company's customers pay an annual membership fee for the right to receive and use Company issued debit cards that allow real-time funding, control, and reporting over the Internet. Revenues from annual membership fees are recognized ratably over the membership period. Revenues from transaction fees are recognized upon the completion of the related transaction.

Of the $4,020 of revenue for the nine months ended September 30, 1999, $3,000 related to one customer.

(c) Property and Equipment

Property and equipment are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, generally three years.

(d) Customer Deposits

Customer deposits consist of amounts received from customers for the purpose of loading available funds onto the Company issued debit cards held by such customers. The cash related to customer deposits is held in a custodial bank account and is not used in the operations of the Company.

(e) Product Development Costs

The Company has adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, certain costs to develop internal-use computer software are capitalized. During the period from September 3, 1998 (inception) through December 31, 1998, and during the nine months ended September 30, 1999, software development costs of $291,920 and $220,818, respectively, were incurred related to the development of a web-based network and website. Such amounts were expensed due to the uncertainty of recovery.

(f) Stock-based Compensation

The Company accounts for its stock options under the provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation."* SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion (APB) No. 25, *"Accounting for Stock Issued to Employees,"* and provide pro forma disclosures for employee stock option grants made as if the fair

value-based method defined in SFAS No. 123 had been applied. Under APB No. 25, compensation expense would be recorded on the date of grant only if the current fair value of the underlying stock exceeded the exercise price. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosures of SFAS No. 123.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Property and Equipment

Property and equipment, at cost, less accumulated depreciation, is summarized as follows at September 30, 1999:

Computer equipment	$20,376
Software	7,742
	28,118
Less accumulated depreciation	(2,774)
	$25,344

(3) Stockholders' Deficit

As of December 31, 1998, there was a $9,000 subscription receivable related to the issuance of common stock on the date of incorporation. The subscription receivable was subsequently paid in 1999. As of September 30, 1999, there was a $52,083 subscription receivable related to the exercise of stock options during the nine months then ended. This subscription receivable was fully paid in October 1999.

(4) Stock Option Plan

In 1999, the Company adopted a stock option plan under which certain employees may be granted the right to purchase shares of common stock at the fair value on the date of grant. The Company has reserved an aggregate of 7,889,098 shares of common stock for issuance under the plan. Stock options may be exercised only to the extent they have vested in accordance with provisions determined by the Board of Directors.

The Company applies APB No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized in the financial statements for its stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock-based compensation plans under SFAS No. 123, the Company's net loss would have been the pro forma amounts indicated below:

	Period from September 3, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999
Net loss:		
As reported	$306,720	294,075
Pro forma	306,720	303,603

For purposes of calculating the compensation cost consistent with SFAS No. 123, the fair value of each option grant in 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0%, expected volatility of 0%, risk-free interest rate of 4.51% to 5.66% and an expected life of one to two years.

Stock option activity for the periods indicated is as follows:

	Shares	Weighted-average exercise price
Outstanding on January 1, 1998	—	$ —
Granted	4,652,590	.01
Exercised	(4,629,629)	.01
Outstanding on September 30, 1999	22,961	$ .02

The following table summarizes information about stock options outstanding at September 30, 1999.

	Options outstanding		Options exercisable	
Range of exercise prices	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
$0.01 to $0.025	22,961	$.02	5,841	$.01

The remaining contract life of 5,600 of the outstanding options is 9.8 years. The remaining 17,361 outstanding options expire 30 days after the employees' termination of employment with the Company.

(5) Income Taxes

The provision for income taxes differs from the amounts which would result by applying the applicable Federal income tax rate to income before provision for income taxes for the period from September 3, 1998 (inception) to December 31, 1998 and for the nine months ended September 30, 1999 as follows:

	Period from September 3, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999
Expected income tax benefit	$(104,285)	(99,985)
State income tax benefit	(18,403)	(17,644)
Effect of change in valuation allowance	122,688	117,629
	$ —	—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and September 30, 1999 are as follows:

	December 31, 1998	September 30, 1999
Deferred tax assets:		
Net operating loss carryforward	$ —	51,715
Start-up costs	122,688	189,720
Total gross deferred tax assets	122,688	241,435
Deferred tax liabilities—depreciation.................	—	(1,118)
Total gross deferred tax liabilities	—	(1,118)
Net deferred tax assets	122,688	240,317
Valuation allowance	(122,688)	(240,317)
Net deferred taxes	$ —	—

Net operating losses for income tax purposes of $129,289 generated for the nine month period ended September 30, 1999 can be carried forward for twenty years and will expire in the year 2019.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are available to reduce income taxes payable, management has established a valuation allowance for the full amount of the net deferred tax assets.

(6) Related-party Transactions

The Company maintains significant relationships with certain related parties in regards to service agreements. One affiliate charges the Company a fee related to programming, customer service and data processing services. The term of this agreement extends through June 30, 2002. Another affiliate charges the Company for check guaranty and debit card fund transfer services. The Company and these affiliates (the Affiliates) are related parties through common ownership. The Company is charged rates for these services that are substantially similar to those paid by other clients of the Affiliates.

Operating expenses include amounts to the Affiliates as follows:

	Period from September 3, 1998 (inception) through December 31, 1998	Nine months ended September 30, 1999
Product development	$291,920	220,818
Selling and marketing	8,250	16,886
General and administrative..................	6,450	27,150
Total	$306,620	264,854

POCKETCARD INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(7) Subsequent Events

On November 22, 1999, the Company amended and restated its certificate of incorporation thereby authorizing 90,000,000 shares of $.0000001 par value Class A common stock, 14,792,899 shares of $.0000001 par value Class B common stock, 16,863,905 shares of $.0000001 par value Series A-1 preferred stock, and 14,792,899 shares of $.0000001 par value Series A-2 preferred stock. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, "Series A preferred shares") shall be entitled to receive an amount equal to the sum of (i) $1.014, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise ("the Series A liquidation value"), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of directors, at an annual rate of 8% of the sum of the Series A liquidation value plus all accrued and unpaid dividends. In the event any dividend or other distribution payable in cash, stock, or other property is declared on the common stock, each holder of Series A preferred shares on the record date for such dividend or distribution shall be entitled to receive the same cash, stock or other property which such holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held by such holder are then convertible.

Series A-1 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price ($1.014 initially, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-1 preferred share to be converted by the Series A conversion price. If the holders of more than a majority of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-2 preferred share to be converted by the Series A conversion price. If the holders of more than a majority of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of Series A-1 preferred stock or Class B common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

Class B common shares may be converted at any time, at the election of the holder, into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares then outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

If a firm commitment underwritten public offering of shares of common stock is effected in which (a) the aggregate price paid by the public for the shares is at least $20,000,000 and (b) an implied pre-money valuation equal to at least $120,000,000, then all of the outstanding Series A preferred shares shall be automatically converted into shares of common stock upon the closing of the public offering.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of a majority of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the sum of (x) $1.014 (such amount to be adjusted proportionately in the event the Series A preferred shares are subdivided by any means into a greater number or combined by any means into a lesser number) plus (y) all declared but unpaid dividends on such Series A preferred shares through the applicable redemption date.

At any time or times on or after the fifth anniversary of issuance, the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A and Class B common stock are entitled to one vote per share. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

Provided that holders of Class B common stock outstanding and issuable upon conversion of Series A-2 preferred stock own at least 5% of the Company's Class A common stock and Class B common stock and assuming conversion of all securities convertible into such shares, (i) such holders shall have the number of votes equal to the greater of (a) the voting rights determined in accordance with the preceding paragraph, and (b) 25.1% of the voting power of the Company, and (ii) the voting rights of any person or group other than holders of Class B common shares and Series A-2 preferred shares shall be limited to the number of votes equal to the lesser of (x) such holders' voting rights in accordance with the preceding paragraph, and (y) 25% of the voting power of the Company.

On November 23, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement the Agreement) with various third parties. Under the terms of the Agreement, the Company issued 14,792,899 shares of Series A-2 convertible preferred stock. The Company also issued a total of 98,618 shares of Series A-1 convertible preferred stock under the Agreement to other third parties.

On November 2, 1999, the Company was reincorporated in the State of Delaware and affected a twenty-for-one stock dividend on its then outstanding shares of Class A common stock. All share information included in these financial statements has been retroactively adjusted to reflect the revised authorized capital stock and the stock dividend.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
ViaChange.com, Inc.:

We have audited the accompanying balance sheet of ViaChange.com, Inc. (a development stage enterprise) (the Company) as of December 31, 1999, and the related statements of operations, shareholders' deficit and cash flows for the period from June 28, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViaChange.com, Inc. (a development stage enterprise) as of December 31, 1999 and the results of its operations and its cash flows for the period from June 28, 1999 (inception) through December 31, 1999 in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Los Angeles, California
February 28, 2000

VIACHANGE.COM, INC.
(a development stage enterprise)

BALANCE SHEET

December 31, 1999

Assets

Total assets	$ —

Liabilities and Shareholders' Deficit

Current liabilities—due to related party	$ 42,207
Shareholders' deficit:	
Preferred stock, $0.001 par value. Authorized 5,000,000 shares; issued and outstanding none . .	—
Common stock, $0.001 par value. Authorized 15,000,000 shares; issued and outstanding	
1,000,000 shares	1,000
Less receivable for common stock	(1,000)
Additional paid-in capital	53,522
Deficit accumulated during the development stage	(95,729)
Total shareholders' deficit	(42,207)
Total liabilities and shareholders' deficit	$ —

See accompanying notes to financial statements.

VIACHANGE.COM, INC.
(a development stage enterprise)

STATEMENT OF OPERATIONS

Period from June 28, 1999 (inception) through December 31, 1999

Revenues	$ —
Operating expenses:	
General and administrative	79,729
Research and development	16,000
Total operating expenses	95,729
Net loss	$(95,729)

See accompanying notes to financial statements.

VIACHANGE.COM, INC.
(a development stage enterprise)

STATEMENT OF SHAREHOLDERS' DEFICIT

Period from June 28, 1999 (inception) through December 31, 1999

	Common stock		Receivable for common stock	Additional paid-in capital	Deficit accumulated during the development stage	Total shareholders' deficit
	Shares	Amount				
Balance at June 28, 1999 (inception) ..	—	$ —	—	—	—	—
Issuance of common stock at September 10, 1999	1,000,000	1,000	—	—	—	1,000
Receivable for common stock	—	—	(1,000)	—	—	(1,000)
Nonreimbursable expenses paid by ViaSpace.com LLC	—	—	—	53,522	—	53,522
Net loss	—	—	—	—	(95,729)	(95,729)
Balance at December 31, 1999	1,000,000	$1,000	(1,000)	53,522	(95,729)	(42,207)

See accompanying notes to financial statements.

VIACHANGE.COM, INC.
(a development stage enterprise)

STATEMENT OF CASH FLOWS

Period from June 28, 1999 (inception) through December 31, 1999

Cash flows from operating activities:	
Net loss	$(95,729)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in due to related party	42,207
Operating expense paid by ViaSpace.com LLC on behalf of ViaChange.com, Inc.	53,522
Net cash used in operating activities	—
Cash flows from investing activities	—
Cash flows from financing activities	—
Net increase in cash	—
Cash, beginning of period	—
Cash, end of period	$ —
Supplemental disclosure of noncash financing activities—nonreimbursable operating expenses paid by ViaSpace.com LLC on behalf of ViaChange.com, Inc.	$ 53,522

See accompanying notes to financial statements.

F-225

VIACHANGE.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(1)   Description of Business and Summary of Significant Accounting Policies

(a) Development Stage

ViaChange.com, Inc. (the Company) commenced operations and was incorporated in the state of Delaware on June 28, 1999, under the name ViaChange.com, Inc. The Company is a development stage enterprise that plans to offer an Internet based secondary mortgage exchange that will provide the following value-added benefits:

- State-of-the-art e-commerce tools to list auctions
- Automation of trading of secondary mortgage loans
- Valuation and arbitrage services online
- Bulk loans for sale
- Deal flow services
- Multiple pricing alternatives
- Qualification of buyers and sellers.

The Company currently conducts operations in California.

The Company has had no operating revenues, as its activities have focused on initial product development, market development and raising capital. Financing of the development activities has been provided primarily through advances from ViaSpace Technologies, LLC (ViaSpace), a company under common ownership with the Company. The accumulated loss from inception through December 31, 1999 was $95,729.

(b) Research and Development

The cost of research and development is expensed in the period in which it is incurred.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

(d) Stock-Based Compensation

The Company applies the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) to account for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense related to employees' and directors' stock incentives has been recognized in the financial statements. Pro forma disclosure of the net income impact of applying the provisions of Statement of Financial Accounting Standards No. 123 *Accounting for Stock-based Compensation*, (SFAS No. 123), of recognizing stock compensation expense over the vesting period based on the fair value of all stock-based awards on the date of grant is presented in note 3.

VIACHANGE.COM, INC.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(e) Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). Under the asset and liability method of SFAS 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

(2)   Related Party Transactions

ViaSpace funded all operating expenses of the Company from the date of inception through December 31, 1999. These expenses have been allocated to the Company at the actual amount paid by ViaSpace, or at allocated arms-length amounts for shared services such as office space and administrative services.

Certain of these expenses amounting to $42,207 are reflected as amounts due to ViaSpace on the accompanying balance sheet. In addition, $53,522 of expenses paid by ViaSpace are not reimbursable by the Company under the terms of the Series A Preferred Stock Purchase Agreement entered into in January 2000 (see note 5). Accordingly, these expenses have been reflected as a deemed capital contribution in the accompanying financial statements for the period ended December 31, 1999.

(3)   Stock Options

Effective December 27, 1999, the Company adopted the 1999 Stock Plan of ViaChange.com, Inc. (the 1999 Plan). Under the 1999 Plan, incentive stock options and nonqualified options may be granted for the purchase of up to 833,333 shares of common stock. Options granted under the 1999 Plan vest 25% one year from the date of grant, and the remaining options vest monthly in increments of 1/48 of the remaining 75% of the total options granted.

As of December 31, 1999, no options had been granted under the 1999 Plan. Subsequent to December 31, 1999, a total of 353,333 options were granted at prices ranging from $0.50 to $1.80 per share.

The Company has adopted the disclosure provisions only of SFAS No. 123, for employees and directors, and will account for the 1999 Plan in accordance with the provisions of APB No. 25.

(4)   Income Taxes

The income tax benefit differs from the expected income tax benefit computed using the statutory Federal income tax rate of 34% applied to pretax loss as a result of the following:

Computed "expected" tax benefit	$(32,548)
State income taxes	(5,564)
Increase in the beginning of the period valuation allowance	38,112
	$ —

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 1999 are as follows:

Deferred tax assets:	
Start-up and organizational costs	$31,712
Net operating loss carryforward	6,400
Total deferred tax assets	38,112
Valuation allowance	38,112
Net deferred tax asset	$ —

The Company had net operating loss carryforwards of approximately $16,000 at December 31, 1999 for income tax purposes. These carryforwards expire, if unused, in 2019.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are available to reduce income taxes payable, management has established a valuation allowance for the full amount of the deferred tax assets at December 31, 1999. No income tax payments were made during the period from June 28, 1999 (inception) through December 31, 1999.

(5) Subsequent Events

In January 2000, the Company amended and restated its articles of incorporation. As a result of this amendment, the total number of available shares of stock of the Company was revised to include the following:

- 2,333,333 shares of Series A-1 Preferred Stock, $.001 par value per share
- 2,333,333 shares of Series A-2 Preferred Stock, $.001 par value per share
- 10,000,000 shares of Class A Common Stock, $.001 par value per share
- 2,333,333 shares of Class A Common Stock, $.001 par value per share.

All previously issued common stock was converted to Class A Common Stock.

Also in January 2000, the Company entered into a Series A-2 Preferred Stock Purchase Agreement (the Agreement) with a third party. Under the terms of the Agreement, the Company issued 2,333,333 shares of Series A Preferred Stock for aggregate consideration of $5,000,000. The Series A-2 Preferred Stock is convertible to shares of Class B Common Stock at the option of the holders of the Series A-2 Preferred Stock, and automatically converts at the earlier of a public offering of common stock or at December 31, 2001. The number of shares of Class B Common Stock issuable upon conversion is dependent upon several factors, including the value of the Company, as defined in the Agreement, and accrued and unpaid dividends. In addition, the Series A-2 Preferred Stock is redeemable upon the occurrence of certain events, such as a change in control of the Company. Series A-2 Preferred Stock has voting rights equal to the if-converted number of Class B Common Shares on the voting record date. In connection with the consummation of the sale of Series A Preferred Stock, the Company was obligated to pay finders fees of $200,000 to an advisor to the transaction.

In February, 2000, the Company entered into an employment agreement with an officer of the Company. The agreement provides for minimum payments of $170,000 initially for the first year with minimum increases of 5% annually, terminating in February, 2004.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Web Design Group, Inc.:

We have audited the accompanying balance sheets of Web Design Group, Inc. (the Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Web Design Group, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
March 3, 2000

WEB DESIGN GROUP, INC.

BALANCE SHEETS

December 31, 1998 and 1999

	1998	1999
Assets		
Current assets:		
Cash and cash equivalents	$ 67,230	96,721
Accounts receivable	43,731	254,546
Revenue earned on contracts in progress in excess of billings	82,108	207,469
Total current assets	193,069	558,736
Property and equipment, at cost:		
Office equipment	129,706	215,582
Furniture and fixtures	12,039	98,171
Vehicles...	—	22,870
Total property and equipment	141,745	336,623
Less accumulated depreciation and amortization	(126,095)	(166,411)
Property and equipment, net	15,650	170,212
Total assets......................................	$ 208,719	728,948
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accrued expenses	$ 34,796	96,567
Billings in excess of revenues earned on contracts in progress	—	12,500
Due to former shareholder	250,000	250,000
Current portion of note payable	—	3,780
Line of credit..	59,500	—
Current maturities of obligations under capital leases	1,008	34,235
Total current liabilities	345,304	397,082
Capital lease obligations, less current portion	2,723	90,647
Note payable, less current portion	—	8,066
Total liabilities	348,027	495,795
Stockholders' equity (deficit):		
Class B common stock, $.001 par; 14,000,000 shares authorized, 12,142,860 shares issued and outstanding in 1998 and 1999....................	12,143	12,143
Retained earnings (accumulated deficit)	(151,451)	221,010
Total stockholders' equity (deficit)...........................	(139,308)	233,153
Total liabilities and stockholders' equity (deficit)...............	$ 208,719	728,948

See accompanying notes to financial statements.

WEB DESIGN GROUP, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 1998 and 1999

	1998	1999
Revenues	$ 927,237	2,470,834
Cost of revenues	458,512	1,150,523
Gross margin	468,725	1,320,311
Operating expenses:		
Sales and marketing	6,446	44,470
Compensation and benefits	322,115	185,341
General and administrative	259,785	660,055
Total operating expenses	588,346	889,866
Operating income (loss)	(119,621)	430,445
Other income (expense):		
Interest income	—	4,758
Interest expense	(3,235)	(7,766)
Total other expense	(3,235)	(3,008)
Net income (loss)	$(122,856)	427,437

See accompanying notes to financial statements.

WEB DESIGN GROUP, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 1998 and 1999

	Class B Common Stock		Retained earnings (accumulated deficit)	Total stockholders' equity (deficit)
	Shares	Amount		
Balance at December 31, 1997	12,142,860	$12,143	(28,595)	(16,452)
Net income	—	—	(122,856)	(122,856)
Balance at December 31, 1998	12,142,860	12,143	(151,451)	(139,308)
Distribution to shareholders	—	—	(54,976)	(54,976)
Net income	—	—	427,437	427,437
Balance at December 31, 1999	12,142,860	$12,143	221,010	233,153

See accompanying notes to financial statements.

WEB DESIGN GROUP, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1999

	1998	1999
Cash flows from operating activities:		
Net income (loss)	$(122,856)	427,437
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	31,606	31,629
Change in assets and liabilities:		
Accounts receivable	(15,352)	(210,815)
Billings less than revenues earned on contracts in progress	(66,151)	(112,861)
Accrued expenses	267,109	61,771
Net cash provided by operating activities	94,356	197,161
Cash flows from investing activities—purchases of property and equipment	(4,239)	(52,168)
Net cash used in investing activities	(4,239)	(52,168)
Cash flows from financing activities:		
Net repayments on line of credit	(40,500)	(59,500)
Issuance of note payable	—	11,846
Payments under capital lease obligations	(3,584)	(12,872)
Distribution to shareholders	—	(54,976)
Net cash used in financing activities	(44,084)	(115,502)
Net increase in cash and cash equivalents	46,033	29,491
Cash and cash equivalents at beginning of year	21,197	67,230
Cash and cash equivalents at end of year	$ 67,230	96,721
Supplemental disclosure of cash flow information—interest paid	$ 3,235	7,766
Supplemental disclosure of noncash investing activity—capital lease obligations assumed	$ —	134,023

See accompanying notes to financial statements.

F-233

WEB DESIGN GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Description of the Business

Web Design Group, Inc. (Company) is a professional Internet service firm established in 1994 to provide web development and e-business transformation services. The Company was originally established as a C-Corporation and in July 1996, elected S Corporation status.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(c) Revenue Recognition

The Company derives its revenues primarily from web development service agreements and hosting and maintenance of web sites. Revenues are recognized over the period of each agreement based upon the percentage of completion method. Provisions for contract adjustments and losses are recorded in the periods such items are identified. Revenue earned on contracts in progress in excess of billings, as reflected on the accompanying balance sheet, comprise amounts of revenue recognized on contracts for which billings have not been rendered. Billings in excess of revenues earned on contracts in progress comprise amounts of billings recognized on contracts for which revenues have not been earned. Service revenues from maintenance contracts and hosting of web sites are recognized as services are performed.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

(e) Income Taxes

The Company operates as an S Corporation, whereby all income, deductions, and credits pass through to the Company's shareholders for Federal and state income tax purposes. The Company is subject to the Illinois Replacement Tax.

(f) Fair Value of Financial Instruments

The fair value of the Company's financial instruments approximates their carrying value due to the short-term nature of these instruments.

(g) Advertising Expenses

Advertising expenses are charged to operations during the year in which they are incurred. The total amount of advertising expenses charged to operations was $2,585 and $13,061 for the years ended December 31, 1998 and 1999, respectively.

(h) Cost of Revenues

Cost of revenues includes compensation and benefits for employees performing services to clients and an allocation of facilities expense and technology costs.

(3) Leases

The Company leases its office space in Chicago under a seven year, noncancelable operating lease. Additionally, the Company leases certain computer and office equipment under capital leases expiring at various dates through 2003.

Future minimum annual lease payments under capital and noncancelable operating leases as of December 31, 1999 are as follows:

	Capital leases	Operating leases
2000	$43,657	108,140
2001	42,432	108,140
2002	34,771	105,589
2003	23,158	103,037
2004	—	103,037
Thereafter	—	206,074
Total minimum lease payments	144,018	$734,017
Less amount representing interest	(19,136)	
Present value of minimum lease payments	124,882	
Less current portion	(34,235)	
Noncurrent portion of capital lease obligations	$90,647	

Rent expense for the years ended December 31, 1998 and 1999 was $24,977 and $42,659, respectively.

(4) Line of Credit and Note Payable

The Company maintains an operating line of credit with a bank with a borrowing limit of $250,000 as of December 31, 1999. Borrowings under the line of credit accrue interest at the prime rate plus 0.5% (9.0% at December 31, 1999). The Company had outstanding borrowings of $59,500 at December 31, 1998. No amounts were outstanding under the line of credit at December 31, 1999.

As of December 31, 1999, the Company had an outstanding note payable for an automobile used by an officer and shareholder of the Company. The note requires monthly principal payments of approximately $300, bears interest at 0.9% per annum, and matures in January 2003.

(5) 401(k) Savings Plan

During 1999, the Company established a 401(k) savings plan for its employees. Under the plan, employees may defer 2% to 15% of their compensation up to the maximum limits set by the Internal Revenue Code. The Company does not match employee contributions.

(6) Significant Customers

The Company had three customers that collectively accounted for 47% of accounts receivable and individually accounted for 21%, 16% and 10% of accounts receivable as of December 31, 1998. During 1998, the Company's three largest customers accounted for 31% of total revenue.

The Company had three customers that collectively accounted for 42% of accounts receivable and individually accounted for 17%, 14% and 11% of accounts receivable as of December 31, 1999. One customer accounted for 11% of revenues during 1999.

(7) Due to Former Shareholder

As of December 31, 1998 and 1999, the Company had a commitment to a former shareholder for their 1998 severance from the Company. This amount was subsequently paid in February 2000.

(8) Subsequent Events

On February 10, 2000, the Company was reincorporated and affected a 12,142.86 for one stock split and exchange of its then outstanding shares of common stock into Class B Common Shares. All share information included in these financial statements has been retroactively adjusted to reflect the stock split, exchange and increase in authorized shares of Class B Common Stock.

On February 11, 2000, the Company entered into a Series A Preferred Stock Purchase Agreement with a third party (Purchaser). In connection with this transaction, the Company amended its certificate of incorporation to increase the Company's authorized shares to 26,000,000, comprised of 6,000,000 shares of Series A Preferred Stock, 6,000,000 shares of Class A Common Stock and 14,000,000 shares of Class B Common Stock and authorized the issuance of 6,000,000 shares of the Company's Series A Preferred Stock, par value $0.001 per share. The Series A Preferred Stock is convertible on a one-for-one basis for shares of $0.001 par value Class A Common Stock at any time by the holder. In the event of an initial public offering of common stock by the Company, the outstanding Series A Preferred Shares shall be automatically converted into Class A Common Stock. The Company issued 6,000,000 shares of Series A Preferred Stock to the Purchaser for $7,000,000.

The Series A preferred shares have certain redemption rights. The holder or holders of two-thirds of the Series A preferred shares then outstanding may elect, on the fifth anniversary of the initial issuance of such Series A preferred shares, to require the Company to redeem all Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the sum of (x) $1.167 (such amount to be adjusted proportionately in the event the Series A preferred shares are subdivided by any means into a greater number or combined by any means into a lesser number) plus (y) all accrued and unpaid dividends on such Series A preferred share through the applicable redemption date.

The holder or holders of two-thirds of the outstanding Series A preferred shares may elect, on the fifth anniversary of issuance, to require the Company to redeem all Series A preferred shares then outstanding at the Series A redemption price.

The common shares and Series A Preferred Stock shall vote together as a single class. Holders of Series A Preferred Stock are entitled to the number of votes equal to the number of common shares which the holder would have been entitled to receive had such holder converted all of its Series A Preferred Stock into common shares on that date.

In addition, so long as the Purchaser owns at least (5%) of the Company's issued and outstanding common shares (assuming conversion, exercise or exchange of all outstanding options and convertible securities, including the Series A Preferred Shares), (i) the Class A Common Stock shall have the number of votes equal to the greater of (x) one (1) vote per share, and (y) twenty-five and one tenth percent (25.1%) of the voting power of the Company and (ii) the voting rights of any "person" or "group" other than holders of Class A Common Stock shall be limited to the number of votes equal to the lessor of (x) such person's or group's actual voting interest and (y) twenty-five percent (25%) of the voting power of the Company.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Westbound Consulting, Inc.:

We have audited the accompanying consolidated balance sheets of Westbound Consulting, Inc. and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westbound Consulting, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
March 10, 2000

WESTBOUND CONSULTING, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 1998 and 1999

	1998	1999
Assets		
Current assets:		
Cash	$ 63,089	—
Accounts receivable, net of allowance of $0 and $7,700 in 1998 and 1999, respectively	8,040	117,174
Deferred offering costs	—	20,310
Member contributions receivable	12,200	1,434
Total current assets	83,329	138,918
Property and equipment, at cost:		
Computers and equipment	3,061	78,697
Software	515	1,249
Furniture and fixtures	—	91,696
	3,576	171,642
Less accumulated depreciation and amortization	(716)	(30,808)
Property and equipment, net	2,860	140,834
Goodwill, net of accumulated amortization of $669 in 1999	—	39,444
Deposit on investment in affiliate	140,000	—
Other assets	—	10,594
Total assets	$226,189	329,790
Liabilities and Equity		
Current liabilities:		
Bank overdraft	$ —	9,160
Accounts payable	—	44,255
Accrued expenses	7,445	24,914
Current portion of loan payable	—	5,683
Current portion of note payable to related party	34,671	37,999
Note payable to related party and accrued interest	—	30,988
Due to officers	9,532	61,439
Due to related parties	—	17,237
Deposit on membership interest	130,000	—
Deferred income and other current liabilities	—	8,194
Total current liabilities	181,648	239,869
Note payable to related party, less current portion	40,329	12,221
Loan payable, less current portion	—	28,326
Total liabilities	221,977	280,416
Minority interest	—	1,440
Equity:		
Common stock, no par value: 1,000 and 100,000,000 shares authorized, issued, and outstanding in 1998 and 1999, respectively	1	186,009
Members' interests	11,146	—
Accumulated other comprehensive income	—	(2,580)
Accumulated deficit	(6,935)	(135,495)
Total equity	4,212	47,934
Total liabilities and equity	$226,189	329,790

See accompanying notes to consolidated financial statements.

WESTBOUND CONSULTING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1998 and 1999

	1998	1999
Revenue	$ 52,006	338,844
Operating expenses:		
Compensation	39,657	222,847
Development	—	155,211
General and administrative	71,202	191,918
Total operating expenses	110,859	569,976
Loss from operations	(58,853)	(231,132)
Interest expense, net	5,000	10,216
Foreign currency gains	—	(90)
Net loss before minority interest	(63,853)	(241,258)
Minority interest	—	1,440
Net loss	$(63,853)	(242,698)

See accompanying notes to consolidated financial statements.

WESTBOUND CONSULTING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

Years ended December 31, 1998 and 1999

	Westbound Consulting, Inc. Common Stock		Westbound Consulting, L.L.C.	Westbound Consulting, Inc.		
	Shares	Amount	Members' interests	Accumulated other comprehensive loss	Accumulated deficit	Total equity (deficit)
Balance at December 31, 1997 . . .	1,000	$ 1	—	—	(6,935)	(6,934)
Issuance of membership interests	—	—	74,999	—	—	74,999
Net loss	—	—	(63,853)	—	—	(63,853)
Balance at December 31, 1998 . . .	1,000	1	11,146	—	(6,935)	4,212
Issuance of membership interests	—	—	130,000	—	—	130,000
Net loss for the period from January 1, 1999 through June 7, 1999	—	—	(114,138)	—	—	(114,138)
Exchange of membership interests for common stock	84,999,000	27,008	(27,008)	—	—	—
Issuance of common stock	15,000,000	159,000	—	—	—	159,000
Net loss for the period from June 8, 1999 through December 31, 1999	—	—	—	—	(128,560)	(128,560)
Foreign currency translation adjustment	—	—	—	(2,580)	—	(2,580)
Comprehensive loss	—	—	—	(2,580)	(128,560)	(131,140)
Balance at December 31, 1999 . . .	100,000,000	$186,009	—	(2,580)	(135,495)	47,934

See accompanying notes to consolidated financial statements.

WESTBOUND CONSULTING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1999

	1998	1999
Cash flows from operating activities:		
Net loss	$(63,853)	(242,698)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	716	4,359
Provision for bad debt	—	9,495
Minority interest	—	1,440
Foreign exchange gain	—	(90)
Membership interest issued as expense reimbursement to officer	3,249	—
Changes in assets and liabilities, net of acquisition:		
Accounts receivable	(8,040)	(115,216)
Other assets	—	(2,320)
Accounts payable	—	44,255
Accrued expenses	7,445	11,108
Accrued interest	5,000	(1,155)
Net cash used in operating activities	(55,483)	(290,822)
Cash flows from investing activities:		
Investment in affiliate, net of cash acquired	(140,000)	(18,543)
Purchases of property and equipment	(3,035)	(10,949)
Net cash used in investing activities	(143,035)	(29,492)
Cash flows from financing activities:		
Increase in bank overdraft	—	9,160
Issuance of loan payable	—	35,000
Issuance of notes payable to related parties	70,000	40,000
Principal repayments of notes payable to related parties and loan payable	—	(33,632)
Net increase in due to officers	7,451	35,497
Deposits on membership interests	130,000	—
Issuance of membership interests	52,990	12,200
Issuance of common stock	—	159,000
Net cash provided by financing activities	260,441	257,225
Net increase (decrease) in cash	61,923	(63,089)
Cash at beginning of year	1,166	63,089
Cash at end of year	$ 63,089	—
Supplemental disclosure of cash flow information— cash paid during the year for interest	$ —	11,546
Supplemental disclosure of noncash financing activities:		
Membership interest issued as expense reimbursement to officer	$ 3,249	—
Membership interest issued as reduction of amounts due to officers	6,560	—
Member contributions receivable	12,200	—
Offering costs accrued but not paid	—	20,310
Membership interest issued for which refundable deposit was received in prior year	—	130,000

See accompanying notes to consolidated financial statements.

WESTBOUND CONSULTING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business and Basis of Presentation

Westbound Consulting, Inc. and subsidiary (the Company) are a software consulting firm that specializes in developing customized e-commerce software solutions. The Company's Chicago-based consultants work directly with clients to determine their business requirements and facilitate implementation. The Company's development team, based in Hyderabad, India, performs programming work. Substantially all of the Company's revenue is derived from customers located in the United States.

Westbound Consulting, Inc. was originally incorporated in the State of Illinois on August 25, 1997, under the name Beyond 2000, Inc., which it was known as until February 28, 1998. Westbound Consulting, L.L.C. was incorporated in the State of Illinois as a limited liability company on March 31, 1998. The historical consolidated financial statements of Westbound Consulting, Inc. and subsidiary include the financial position and the results of operations of Westbound Consulting, L.L.C. Westbound Consulting, Inc. and Westbound Consulting, L.L.C. have common owners and substantially the same management teams. In a conversion (the Conversion) that was effected on June 7, 1999, (i) all of the assets and liabilities of Westbound Consulting, L.L.C. were transferred to the Company, (ii) all of the members' equity interests in Westbound Consulting, L.L.C. were transferred to Westbound Consulting, Inc. in exchange for 84,999,000 shares of the common stock of Westbound Consulting, Inc., and (iii) Westbound Consulting, L.L.C. was dissolved. At the time of the Conversion, Westbound Consulting, Inc. was a non-operating entity with nominal net assets. The transfer of assets and liabilities of Westbound Consulting, L.L.C. to Westbound Consulting, Inc. has been recorded by Westbound Consulting, Inc. using the historical carrying values of Westbound Consulting, L.L.C.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

In December 1998 and November 1999, the Company remitted $140,000 and $20,000, respectively, as deposits for an investment in Westbound Consulting Services Pvt. Ltd. (WBCS Pvt. Ltd.), a Hyderabad, India-based entity whose majority shareholder was a Westbound Consulting, L.L.C. member in 1998 and is currently a stockholder of the Company. The Company purchased 29,799 equity shares of WBCS Pvt. Ltd. on December 6, 1999, representing 70% of WBCS Pvt. Ltd.'s outstanding equity shares. The acquisition has been accounted for under the purchase method of accounting. From December 6, 1999, the Company has accounted for its investment in WBCS Pvt. Ltd. under the consolidation method. Under this method, WBCS Pvt. Ltd.'s results of operations are reflected within the Company's consolidated statement of operations. Income attributable to other stockholders of WBCS Pvt. Ltd. is identified as minority interest in the Company's consolidated statement of operations. Minority interest adjusts the Company's consolidated net results of operations to reflect only its share of the income of WBCS Pvt. Ltd. Transactions between the Company and WBCS Pvt. Ltd. occurring between December 6, 1999 and December 31, 1999 have been eliminated in consolidation. Amounts incurred for development work performed by WBCS Pvt. Ltd. prior to December 6, 1999 have not been eliminated and are recorded as development expense.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Consulting fees are generally billed at a contracted hourly rate and the Company recognizes this revenue over the period during which the work is performed.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is provided over the estimated useful lives of the assets, ranging from 3 to 6 years, using the straight-line method.

(e) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the Conversion, the only true operating entity of the Company was Westbound Consulting, L.L.C., a limited liability company, whereby all income, deductions, and credits were passed through to the L.L.C. members for Federal and state income tax purposes.

(f) Goodwill

Goodwill represents the excess of cost over the fair value of the Company's interest in the net assets of WBCS Pvt. Ltd. and is being amortized on a straight-line basis over five years.

(3) Debt

The Company issued a $70,000 promissory note to a related party in June 1998. The note accrued interest at 12.0% and was initially payable in 23 monthly installments of $3,500, commencing in January 1999. The Company borrowed an additional $10,000 from the related party in October 1999, which was to be repaid through additional monthly payments added to the original term. Pursuant to the promissory note agreement, two officers of the Company each pledged 51.5% of their respective ownership interests in the Company as security to the lender. The Company repaid this note in February 2000.

The Company borrowed $35,000 under a business loan agreement in July 1999. The loan accrued interest at 12.9% and was payable in 60 monthly installments commencing in August 1999. The Company repaid this loan in February 2000.

The Company issued a $30,000 promissory note to a related party in October 1999 as a bridge loan until permanent financing could be obtained. The note accrued interest at 15% and was repaid by the Company in February 2000.

Upon acquisition of WBCS Pvt. Ltd., the Company assumed $17,237 of borrowings from certain related parties. These borrowings were non-interest bearing and due on demand, and were repaid by the Company in February 2000.

(4) Due to Officers

The due to officers balance reflects amounts owed to officers of the Company for advances remitted to fund operating costs. These advances were non-interest bearing and due on demand and were repaid by the Company in February 2000.

(5) Stockholders' Equity

At the Company's inception on August 25, 1997, 1,000 shares of common stock were issued for $1.

In 1998, Westbound Consulting L.L.C. issued membership interests for capital contributions of $74,999, and received $130,000 as a deposit for a membership interest that was issued in 1999.

In 1999, the Company issued 15,000,000 shares of no par value common stock for capital contributions of $159,000.

In conjunction with the Conversion, the Company issued 94,999,000 common shares to holders of Westbound Consulting, L.L.C. membership interests and Westbound Consulting, L.L.C. was dissolved.

(6) Income Taxes

Loss before provision for income taxes from continuing operations was taxed in the following jurisdictions:

	1998	1999
Domestic	$(63,853)	(224,057)
Foreign	—	(18,641)
	$(63,853)	(242,698)

No provision for Federal or state income taxes was recorded prior to the Conversion as such liability was the responsibility of the members of Westbound Consulting, L.L.C., rather than the Company. Upon the Conversion, the Company recorded an initial net deferred tax liability of $11,720, resulting in deferred income tax expense of $11,720. This deferred income tax expense was offset by a deferred income tax benefit of $11,720 incurred from June 8, 1999 through December 31, 1999 as a result of establishment of deferred tax assets available to offset the entire deferred tax liability. The remaining change in deferred income taxes for the year ended December 31, 1999 relates to the period subsequent to the Conversion.

There is no provision for income taxes during 1998 or 1999 due to the Company's net losses before income taxes.

The Company's operations in India are subject to a five year tax holiday, which will terminate in 2003.

The total tax provision for the year ended December 31, 1999 differs from the amount computed by applying the Federal income tax rate of 34% to the loss before income taxes for the following reasons:

Expected income tax benefit at statutory rate	$(82,517)
State income tax benefit, net of Federal taxes	(6,082)
Permanent differences	571
Loss prior to conversion to C-Corporation	40,172
Establishment of deferred tax balances upon C-Corporation conversion	11,720
Foreign income not subject to tax	(1,142)
Increase in valuation allowance	37,278
Income tax provision	$ —

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1999 are presented below:

Deferred tax assets:	
Intangible assets	$ 731
Net operating loss carryforward	54,895
Gross deferred tax assets	55,626
Less valuation allowance	(37,278)
Net deferred tax assets	18,348
Deferred tax liabilities:	
Cash to accrual adjustment	(18,348)
Total deferred tax liabilities	(18,348)
Net deferred income taxes	$ —

The Company has Federal and state net operating loss carryforwards of approximately $141,000 which begin to expire in 2019 if not used to offset future taxable income. The Company has recorded a full valuation allowance of $37,278 against its net deferred tax assets acquired and established during 1999 as the Company has not yet determined that it is more likely than not that the net deferred tax assets will be realizable.

(7) Significant Customers

The Company had one customer that accounted for 100% of accounts receivable at December 31, 1998. The Company had three customers that collectively accounted for 100% of revenue and individually accounted for 57%, 32%, and 11% of revenue for the year ended December 31, 1998. The Company had three customers that collectively accounted for 87% of accounts receivable and individually accounted for 51%, 25%, and 11% of accounts receivable at December 31, 1999. The Company had three customers that collectively accounted for 65% of revenue and individually accounted for 33%, 17%, and 15% of revenue for the year ended December 31, 1999.

(8) Leases

The Company incurred $4,600 and $5,839 of rent expense leasing office space in the home of an officer of the Company during 1998 and 1999, respectively. The Company subsequently entered into an operating lease for office space with future non-cancelable rental payments of $4,620 in 2000. The Company incurred $1,980 of rent expense under this lease for the period from November 15, 1999 through December 31, 1999.

(9) Subsequent Events

The Company re-incorporated in the State of Delaware in February 2000, thereby authorizing 185,714,286 shares of $0.001 par value Series A-1 preferred stock, 185,714,286 shares of $0.001 par value Series A-2 preferred stock, 400,000,000 shares of $0.001 par value Class A common stock, and 185,714,286 shares of $0.001 par value Class B common stock. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, "Series A preferred shares") shall be entitled to receive an amount equal to the greater of (i) $0.005384615, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise ("the Series A liquidation value"), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to the holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of directors, at a rate of 8% annually of the sum of the Series A liquidation value plus all accrued and unpaid dividends. In the event any dividend or other distribution payable in cash, stock, or other property which such

holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held would be convertible.

Series A-1 preferred shares may be converted into the number of shares of Class A common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-1 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price ($0.005384615 initially, subject to adjustment upon certain dilutive events), plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-1 preferred share to be converted by the Series A conversion price.

Series A-2 preferred shares may be converted into the number of shares of Class B common stock determined by adding (x) the number of shares determined by (i) multiplying the number of Series A-2 preferred shares to be converted by the Series A liquidation value and (ii) dividing the resulting product by the Series A conversion price, plus (y) the number of shares determined by dividing the total amount of accrued and unpaid dividends with respect to each Series A-2 preferred share to be converted by the Series A conversion price.

Series A-2 preferred shares may be converted into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the number of Class B common shares then outstanding or issuable upon conversion of Series A-2 preferred shares is less than five percent of the aggregate number of common shares then outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

Class B common shares may be converted into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the number of Class B common shares then outstanding or issuable upon conversion of Series A preferred shares is less than five percent of the aggregate number of common shares then outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

On February 11, 2000, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with Xqsite, Inc., a wholly owned subsidiary of divine interVentures, inc. (divine). In conjunction with the Agreement, the Company issued 185,714,286 shares of Series A-2 preferred stock, for aggregate proceeds of $1,000,000. The proceeds from this issuance consist of (i) $500,000 cash, less principal and interest owed to divine under a $50,000 bridge loan executed January 14, 2000, (ii) a $250,000 promissory note payable to the Company on May 11, 2000, and (iii) a $250,000 promissory note payable to the Company on August 11, 2000.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of a majority of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the sum of the Series A liquidation value plus all accrued but unpaid dividends on such Series A preferred share through the applicable redemption date.

At any time or times on or after the earlier to occur of (i) the fifth anniversary of issuance or (ii) the date on which a holder of equity securities of the Company acquires a voting interest in the Company that is greater than that of divine and its affiliates or other permitted holders, the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to five votes per share. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to five times the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

Provided that holders of Class B common stock outstanding and issuable upon conversion of Series A-2 preferred stock own at least 5% of the Company's Class A common stock and Class B common stock and assuming conversion of all securities convertible into such shares, (i) such holders shall have the number of votes equal to the greater of (a) voting rights determined in accordance with the preceding paragraph, and (b) 25.1% of the voting power of the Company, and (ii) the voting rights of any person or group other than holders of Class B common shares and Series A-2 preferred shares shall be limited to the number of votes equal to the lesser of (x) such holders' voting rights in accordance with the preceding paragraph, and (y) 25% of the voting power of the Company.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Whiplash, Inc.:

We have audited the accompanying balance sheets of Whiplash, Inc. (a development stage enterprise) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and for the period from March 7, 1996 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whiplash, Inc. (a development stage enterprise) as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended and for the period from March 7, 1996 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
December 10, 1999

WHIPLASH, INC.
(a development stage enterprise)

BALANCE SHEETS

December 31, 1997 and 1998 and September 30, 1999 (unaudited)

ASSETS	December 31, 1997	December 31, 1998	September 30, 1999 (unaudited)
Current assets:			
Cash and cash equivalents	$ 102,035	69,751	98,211
Accounts receivable	52,163	56,209	817
Common stock subscription receivable	67,500	67,500	—
Total current assets	221,698	193,460	99,028
Property and equipment, net of accumulated depreciation and amortization	55,227	42,406	26,541
Other assets	5,000	5,982	9,605
Total assets	$ 281,925	241,848	135,174

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable	$ 75,144	171,134	62,576
Accrued expenses	10,689	74,140	107,127
Current portion of notes payable to stockholders	—	200,000	1,100,000
Total current liabilities	85,833	445,274	1,269,703
Notes payable to stockholders, less current portion	140,000	650,000	495,000
Total liabilities	225,833	1,095,274	1,764,703
Stockholders' equity (deficit):			
Common stock, $.0001 par value; 25,000,000 shares authorized; 9,250,000 shares issued and outstanding at December 31, 1997 and 1998 and 9,306,664 shares issued and outstanding at September 30, 1999 (unaudited)	925	925	931
Additional paid-in capital	1,383,739	1,383,739	1,383,733
Deficit accumulated during the development stage	(1,328,572)	(2,238,090)	(3,014,193)
Total stockholders' equity (deficit)	56,092	(853,426)	(1,629,529)
Total liabilities and stockholders' (equity) (deficit)	$ 281,925	241,848	135,174

See accompanying notes to financial statements.

WHIPLASH, INC.
(a development stage enterprise)

STATEMENTS OF OPERATIONS

Years ended December 31, 1997 and 1998,
the period from March 7, 1996 (inception) through
December 31, 1998, and the nine months ended September 30, 1998
(unaudited) and 1999 (unaudited)

	Years ended December 31,		Period from March 7, 1996 (inception) through December 31,	Nine months ended September 30,	
	1997	**1998**	**1998**	**1998**	**1999**
				(unaudited)	(unaudited)
Revenues	$ 52,163	3,390	55,553	3,390	600
Operating expenses:					
Product development	578,290	738,161	1,714,026	529,097	585,245
General and administrative	298,566	116,239	485,653	99,497	110,926
Depreciation and amortization	25,436	29,265	66,876	21,949	23,267
Total operating expenses	902,292	883,665	2,266,555	650,543	719,438
Other income (expense):					
Interest income	1,439	188	2,343	167	443
Interest expense	—	(29,431)	(29,431)	(17,570)	(57,708)
Total other income (expense)	1,439	(29,243)	(27,088)	(17,403)	(57,265)
Net loss	$(848,690)	(909,518)	(2,238,090)	(664,556)	(776,103)

See accompanying notes to financial statements.

WHIPLASH, INC.
(a development stage enterprise)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 1997 and 1998,
the period from March 7, 1996 (inception) through
December 31, 1998, and the nine months ended September 30, 1999 (unaudited)

	Common Stock		Additional paid-in capital	Deficit accumulated during the development stage	Total stockholders' equity (deficit)
	Shares	Amount			
Balance at March 7, 1996 (inception)	—	$—	—	—	—
Issuance of common stock	9,250,000	925	1,327,075	—	1,328,000
Net loss	—	—	—	(479,882)	(479,882)
Balance at December 31, 1996	9,250,000	925	1,327,075	(479,882)	848,118
Common stock subscribed for services ...	—	—	56,664	—	56,664
Net loss	—	—	—	(848,690)	(848,690)
Balance at December 31, 1997	9,250,000	925	1,383,739	(1,328,572)	56,092
Net loss	—	—	—	(909,518)	(909,518)
Balance at December 31, 1998	9,250,000	925	1,383,739	(2,238,090)	(853,426)
Issuance of common stock subscribed (unaudited)	56,664	6	(6)	—	—
Net loss (unaudited)	—	—	—	(776,103)	(776,103)
Balance at September 30, 1999 (unaudited) ...	9,306,664	$931	1,383,733	(3,014,193)	(1,629,529)

See accompanying notes to financial statements.

WHIPLASH, INC.
(a development stage enterprise)

STATEMENTS OF CASH FLOWS

Years ended December 31, 1997 and 1998,
the period from March 7, 1996 (inception) through
December 31, 1998, and the nine months ended September 30, 1998
(unaudited) and 1999 (unaudited)

	Years ended December 31,		Period from March 7, 1996 (inception) through December 31, 1998	Nine months ended September 30,	
	1997	1998		1998	1999
				(unaudited)	(unaudited)
Cash flows from operating activities:					
Net loss	$(848,690)	(909,518)	(2,238,090)	(664,556)	(776,103)
Adjustments to reconcile net loss to net cash used in operating activities:					
Depreciation and amortization	25,436	29,265	66,876	21,949	23,267
Changes in assets and liabilities:					
Accounts receivable	(52,163)	(4,046)	(56,209)	(3,859)	55,392
Other assets	—	(982)	(5,982)	(982)	(3,623)
Accounts payable	18,493	95,990	171,134	70,206	(108,558)
Accrued expenses	2,347	63,451	74,140	16,497	32,987
Net cash used in operating activities	(854,577)	(725,840)	(1,988,131)	(560,745)	(776,638)
Cash flows from investing activities—purchase of property and equipment	(6,526)	(16,444)	(109,282)	(16,444)	(7,402)
Net cash used in investing activities	(6,526)	(16,444)	(109,282)	(16,444)	(7,402)
Cash flows from financing activities:					
Payments on common stock subscriptions	590,000	—	1,260,500	—	67,500
Common stock subscribed for services	56,664	—	56,664	—	—
Proceeds from notes payable to stockholders	140,000	710,000	850,000	490,000	745,000
Net cash provided by financing activities	786,664	710,000	2,167,164	490,000	812,500
Net increase (decrease) in cash	(74,439)	(32,284)	69,751	(87,189)	28,460
Cash and cash equivalents at beginning of period	176,474	102,035	—	102,035	69,751
Cash and cash equivalents at end of period	$ 102,035	69,751	69,751	14,846	98,211

See accompanying notes to financial statements.

WHIPLASH, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) Description of Business

Whiplash, Inc. (the Company) was incorporated in Delaware as a C-corporation on March 7, 1996 (inception), for the purpose of becoming an online business-to-business global distribution company for the leisure travel marketplace. The Company was formed around the goal of becoming the premier "electronic retail enabler" for all travel-related companies by enhancing the existing supply chain between the travel provider, dealer direct and business-to-business model.

Since inception, the Company has been engaged principally in organizational activities, including raising capital, recruiting a management team and employees, executing agreements, negotiating strategic relationships, and developing operational plans and marketing activities. Accordingly, the Company is in the development stage, as defined by Statement of Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises*.

(b) Unaudited Interim Financial Information

The financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999, respectively, are unaudited. In the opinion of the Company's management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 1999.

(c) Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(d) Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. The cost of computer software is amortized using the straight-line method over an estimated useful life of three years.

(e) Revenue Recognition

The Company's revenues since inception consist primarily of consulting services provided to third parties. Revenues from consulting services are recognized as the services are performed.

(f) Product Development Costs

The Company has adopted the provisions of Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, certain costs to develop internal-use computer software may be capitalized. Since inception, the Company's product development costs have consisted primarily of payroll and payroll related expenses for personnel dedicated to developing the Company's global distribution network and have been expensed as incurred as they have not met the capitalization requirements of SOP 98-1.

(g) Stock-based Compensation

The Company accounts for its stock options under the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to*

Employees, and provide pro forma net income disclosures for employee stock option grants made as if the fair value-based method defined in SFAS 123 had been applied. Under APB No. 25, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosures required by SFAS No. 123.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Property and Equipment

Property and equipment, at cost, less accumulated depreciation and amortization, are summarized as follows at December 31, 1997 and 1998:

	December 31,	
	1997	1998
Computer hardware and software	$ 66,362	82,806
Office furniture and equipment	26,476	26,476
	92,838	109,282
Less accumulated depreciation and amortization	(37,611)	(66,876)
	$ 55,227	42,406

(3) Stock Option Plan

In 1996, the Company adopted a stock option plan under which certain employees may be granted the right to purchase shares of common stock at or above the fair value on the date of grant. The Company has reserved an aggregate of 790,000 shares of common stock for issuance under the plan. Stock options may be exercised only to the extent they have vested in accordance with provisions determined by the Board of Directors.

The per share weighted-average fair value of stock options granted during 1998 was $0.03 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0%, expected volatility of 0%, risk-free interest rate of 5.6% and an expected life of 3 years. There were no stock option grants in 1997.

The Company applies APB No. 25 in accounting for its plan and accordingly, no compensation expense has been recognized in the financial statements for its stock options. Had the Company determined compensation expense based on the fair value at the grant date for its stock-based compensation plans under SFAS No. 123, the Company's net loss would have been the pro forma amounts indicated below:

	December 31,	
	1997	**1998**
Net loss:		
As reported	$(848,690)	(909,518)
Pro forma	(854,046)	(915,669)

Stock option activity for the periods indicated is as follows:

	Shares	**Weighted-Average Exercise Price**
Outstanding on December 31, 1996 and 1997	640,000	$0.20
Granted during 1998	150,000	0.20
Outstanding on December 31, 1998	790,000	$0.20

The following table summarizes information about stock options outstanding at December 31, 1998:

	Options outstanding			Options exercisable	
Exercise price	**Shares**	**Weighted-average remaining contractual life**	**Weighted-average exercise price**	**Shares**	**Weighted-average exercise price**
$0.20	790,000	7.8 years	$0.20	320,000	$0.20

(4) Notes Payable to Stockholders

During 1997 and 1998, the Company issued various unsecured promissory notes to certain stockholders. These promissory notes bear interest at rates ranging from 5.58% to 7.28% and are generally due two years from the issuance date. The total principal balance outstanding on the notes at December 31, 1998 was $850,000, of which $200,000 has been classified as a current liability. The outstanding principal balance and related accrued interest shall be automatically converted into shares of the Company's Series A preferred stock upon the closing of an external financing in which the Company receives at least $5.0 million from the sale of equity securities (see note 6).

(5) Income Taxes

The reconciliation of income tax expense (benefit) computed using the Federal statutory rate of 34% to the Company's income tax expense (benefit) is as follows:

	1997	**1998**
Expected income tax benefit at the statutory rate	$(269,289)	(309,236)
State income tax benefit..............................	(47,522)	(54,571)
Permanent differences	55	650
Effect of change in valuation allowance	316,756	363,157
	$ —	—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and December 31, 1998 are as follows:

	1997	1998
Deferred tax assets:		
Capitalized start-up costs	$ 509,935	858,618
Accrued expenses	—	11,772
Property and equipment—depreciation and amortization	—	894
Other	547	547
Total gross deferred tax assets	510,482	871,831
Less valuation allowance	(508,401)	(871,558)
Net deferred tax assets	2,081	273
Deferred tax liabilities:		
Property and equipment—depreciation and amortization	1,917	—
Other	164	273
Total gross deferred tax liabilities	2,081	273
Net deferred tax asset (liability)	$ —	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are available to reduce income taxes payable, management has established a valuation allowance for the full amount of the net deferred tax assets.

(6) Subsequent Events

On October 27, 1999, the Company amended and restated its certificate of incorporation thereby authorizing 20,000,000 shares of $.001 par value Class A common stock, 3,726,708 shares of $.001 par value Class B common stock, 4,751,553 shares of $.001 par value Series A-1 redeemable convertible preferred stock, and 3,726,708 shares of $.001 par value Series A-2 redeemable convertible preferred stock. Upon liquidation, each holder of Series A-1 and Series A-2 preferred shares (collectively, "Series A preferred shares") shall be entitled to receive an amount equal to the greater of (i) $1.61, subject to adjustment in the event such shares are subdivided through a stock split, stock dividend, or otherwise ("the Series A liquidation value"), plus all accrued and unpaid dividends, and (ii) the amount such holder would receive if all holders of Series A preferred shares had converted their Series A preferred shares into common stock immediately prior to liquidation.

Upon liquidation, and after payment of preferential amounts to holders of Series A preferred shares, the remaining assets of the Company shall be distributed to the holders of common shares. The Company shall pay preferential dividends to the holders of Series A preferred shares, when and if declared by the board of directors, at an annual rate of $0.13 per share (as adjusted for any stock splits and like events). In the event any dividend or other distribution payable in cash, stock, or other property is declared on the common stock, each holder of Series A preferred shares on the record date for such dividend or distribution shall be entitled to receive the same cash, stock or other property which such holder would have received if on such record date such holder was the holder of record of the number of common shares into which such Series A preferred shares then held by such holder are then convertible.

Series A-1 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class A common stock determined by (i) multiplying the number of Series A-1 preferred shares to be

converted by $1.61 and (ii) dividing the resulting product by the Series A conversion price ($1.61 initially, subject to adjustment upon certain dilutive events) then in effect. If the holders of more than two-thirds of the Series A-1 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-1 preferred shares shall automatically convert into shares of Class A common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into the number of shares of Class B common stock determined by (i) multiplying the number of Series A-2 preferred shares to be converted by $1.61 and (ii) dividing the resulting product by the Series A conversion price then if effect. If the holders of more than two-thirds of the Series A-2 preferred shares then outstanding shall so elect, by vote or written consent, all of the outstanding Series A-2 preferred shares shall automatically convert into shares of Series A-1 preferred stock or Class B common stock.

Series A-2 preferred shares may be converted at any time, at the election of the holder, into an equal number of shares of Series A-1 preferred stock. Each Series A-2 preferred share shall automatically convert into one Series A-1 preferred share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

Class B common shares may be converted at any time, at the election of the holder, into an equal number of Class A common shares. Each Class B common share shall automatically convert into one Class A common share if the aggregate number of Series A-2 preferred shares and Class B common shares then outstanding is less than five percent of the aggregate number of common shares then outstanding, assuming conversion or exercise of all outstanding convertible securities and options.

If a firm commitment underwritten public offering of shares of common stock is effected in which (a) the aggregate price paid by the public for the shares is at least $20,000,000 and (b) the price per share paid by the public for such shares is at least 300% of the Series A conversion price in effect immediately prior to such offering, then all of the outstanding Series A preferred shares shall be automatically converted into shares of common stock upon the closing of the public offering.

The Series A preferred shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of at least two-thirds of the Series A preferred shares then outstanding may require the Company to redeem all the Series A preferred shares then outstanding at the Series A redemption price. The Series A redemption price per share equals the sum of the Series A liquidation value plus all declared but unpaid dividends on such Series A preferred shares through the applicable redemption date.

At any time or times on or after the fifth anniversary of issuance, the holder or holders of two-thirds of the outstanding Series A preferred shares may elect to require the Company to redeem all or any portion of such holders' Series A preferred shares.

Holders of Class A common stock, Class B common stock, Series A-1 preferred stock, and Series A-2 preferred stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Class A and Class B common stock are entitled to one vote per share. Holders of Series A-1 preferred stock are entitled to the number of votes of Class A common shares such holders would have been entitled to had they converted all of their Series A-1 preferred shares to Class A common shares. Holders of Series A-2 preferred stock are entitled to the number of votes of Class B common shares such holders would have been entitled to had they converted all of their Series A-2 preferred shares to Class B common shares.

On November 8, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a third party. Under the terms of the Agreement, the Company issued 3,726,708 shares of Series A-2 preferred stock.

During the period from January 1, 1999 through November 8, 1999, the Company issued $800,000 of additional unsecured promissory notes to certain stockholders. These promissory notes bear interest at a rate of 5.58%. The total principal balance outstanding of all unsecured promissory notes at November 8, 1999 was $1,650,000. In conjunction with the Agreement, the $1,650,000 of principal outstanding on the notes plus accrued interest was converted into 1,024,845 shares of Series A-1 preferred stock. The Series A-1 preferred stock is ultimately convertible into shares of common stock of the Company in accordance with the terms of the Agreement.

On November 8, 1999, the Company increased the number of shares of Class A common stock reserved for issuance under its stock option plan to 2,290,000.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Xippix, Inc.:

We have audited the accompanying balance sheet of Xippix, Inc. as of December 31, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the period from April 14, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xippix, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period from April 14, 1999 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

/s/   KPMG LLP

Chicago, Illinois
March 14, 2000

XIPPIX, INC.

BALANCE SHEET

December 31, 1999

Assets

Current assets:

Cash	$ 175,327
Accounts receivable	60,804
Security deposits	23,505
Prepaid expenses and other current assets	27,566
Total current assets	287,202
Property and equipment, net	261,747
Total assets	$ 548,949

Liabilities and Stockholders' Deficit

Current liabilities:

Capital lease obligation	$ 153,274
Accounts payable	69,321
Accrued expenses	149,503
Due to shareholders	68,444
Deferred revenue	766,611
Total current liabilities	1,207,153

Stockholders' deficit:

Common stock, no par value. 100,000,000 shares authorized; 55,277,778 shares issued and outstanding	1,106
Due from shareholders	(1,050)
Accumulated deficit	(658,260)
Total stockholders' deficit	(658,204)
Total liabilities and stockholders' deficit	$ 548,949

See accompanying notes to financial statements.

XIPPIX, INC.

STATEMENT OF OPERATIONS

Period from April 14, 1999 (inception) through December 31, 1999

Revenues	$1,726,250
Cost of revenues	953,600
Gross profit	772,650
Operating expenses:	
Product development	104,275
Selling, general and administrative	1,377,062
Total operating expenses	1,481,337
Loss from operations	(708,687)
Other income:	
Interest income	2,927
Other	47,500
Total other income	50,427
Net loss	$ (658,260)

See accompanying notes to financial statements.

XIPPIX, INC.

STATEMENT OF STOCKHOLDERS' DEFICIT

Period from April 14, 1999 (inception) through December 31, 1999

	Common stock		Due from shareholders	Accumulated deficit	Total stockholders' deficit
	Shares	Amount			
Balance at April 14, 1999 (inception)	—	$ —	—	—	—
Issuance of common stock	55,277,778	1,106	(1,050)	—	56
Net loss	—	—	—	(658,260)	(658,260)
Balance at December 31, 1999	55,277,778	$1,106	(1,050)	(658,260)	(658,204)

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Period from April 14, 1999 (inception) through December 31, 1999

Cash flows from operating activities:	
Net loss	$(658,260)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	92,566
Changes in assets and liabilities:	
Accounts receivable	(60,804)
Security deposits	(23,505)
Prepaid expenses and other current assets	(27,566)
Accounts payable	69,321
Accrued expenses	149,503
Due to shareholders	68,444
Deferred revenue	766,611
Net cash provided by operating activities	376,310
Cash flows from investing activities—	
Purchases of property and equipment	(51,043)
Net cash used in investing activities	(51,043)
Cash flows from financing activities:	
Payment of obligation under capital lease	(149,996)
Proceeds from issuance of common stock	56
Net cash used in financing activities	(149,940)
Net increase in cash	175,327
Cash at beginning of period	—
Cash at end of period	$ 175,327
Supplemental disclosure of non cash investing and financing activities:	
Equipment acquired through capital lease	$ 303,270
Issuance of common stock for amounts due from shareholders	$ 1,050

See accompanying notes to financial statements.

XIPPIX, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Organization and Business

Xippix, Inc. (the Company) was incorporated as a C-corporation in the state of California on April 14, 1999. The Company specializes in the design and development of Internet imaging and services for e-commerce websites. The Company's product under development is intended to enable users to view images on Internet websites with greater resolution.

The Company has adopted a March 31 fiscal year end.

(2) Summary of Significant Accounting Policies and Practices

(a) Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

Property and equipment under capital leases are stated at the fair value of the leased item at the inception of the lease. Property and equipment held under capital leases are amortized using the straight-line method over the estimated useful life of the related asset.

(b) Deferred Revenue

Deferred revenue consists of $266,667 in billings for services that have not yet been rendered and a $499,944 prepayment by a third party for future purchases of the Company's software products. The $266,667 of deferred revenue for services that have not yet been rendered will be recognized as revenue as the services are performed. The $499,944 prepayment from a third party will be recognized as revenue as the third party purchases software products from the Company at a discount of 40% from the Company's standard list prices then in effect. The third party may purchase software products for sale to end users or for its own use and is not required to make any cash payments to the Company for purchases of software products until after the entire $499,944 prepayment has been utilized.

(c) Revenue Recognition

The Company's revenues since inception consist primarily of contracted software development services provided to third parties. Service revenues are recognized as services are rendered. Revenue from product and software sales are recognized upon product delivery and customer acceptance, when all significant contractual obligations are satisfied and the collection of the resulting receivables is reasonably assured. Revenue from royalties is recognized based upon sales of the Company's products at agreed upon royalty rates.

(d) Product Development

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been established, additional costs incurred in development, including coding, testing, and documentation writing, are capitalized until the software's general release. Capitalized costs are evaluated for net realizability by estimating the future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale. During the period from April 14, 1999 (inception) through December 31, 1999 all development costs were expensed due to the uncertainty of realizability.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

(g) Impairment of Long-lived Assets

In accordance with SFAS No. 121, *Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of,* the Company records impairment of losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(h) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) Property and Equipment

Property and equipment, at cost, less accumulated depreciation and amortization, are summarized as follows at December 31, 1999:

Equipment under capital lease	$303,270
Equipment and purchased software	51,043
	354,313
Less accumulated depreciation and amortization	(92,566)
	$261,747

(4) Leases

The Company is obligated under a capital lease for equipment that expires on May 30, 2000. At December 31, 1999, the gross amount of equipment and related accumulated amortization recorded under this lease was $303,270 and $88,452, respectively.

The Company also has several operating leases, primarily for office facilities and storage, that expire in 2000. Rental expense, including common area maintenance expense, was $183,739 for the period from April 14, 1999 (inception) through December 31, 1999.

Future minimum lease payments under noncancelable operating leases as of December 31, 1999 are $228,629 for 2000. Future minimum capital lease payments as of December 31, 1999 are $153,274 for 2000.

(5) Income Taxes

The reconciliation of income tax expense (benefit) computed using the Federal statutory rate of 34% to the Company's income tax expense (benefit) is as follows:

Expected income tax benefit	$(223,808)
State income tax benefit, net of Federal taxes	(39,496)
Other	1,461
Effect of change in valuation allowance	261,843
	$ —

The tax effects of temporary differences that give rise to significant portions of deferred taxes at December 31, 1999 is presented below.

Deferred tax assets:	
Property and equipment	$ 27,855
Net operating loss carryforward	233,988
Total gross deferred tax assets	261,843
Valuation allowance	(261,843)
Net deferred tax asset	$ —

The Company incurred a net operating loss from April 14, 1999 (inception) through December 31, 1999, which can potentially be carried forward twenty years and will expire in 2020.

The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, it is more likely than not that these assets will not be realized.

(6) Capital Stock

In May 1999, the Company issued an aggregate of 42,500,000 shares of common stock to the Company's founders at a price of $0.00002 per share.

In July 1999, the Company received $500,000 from a third party representing a $499,944 prepayment toward future purchases of the Company's software products and $56 for the purchase of 2,777,778 shares of common stock of the Company. The Company has recorded the $56 fair value of the shares of common stock as equity and the $499,944 prepayment as deferred revenue in the accompanying financial statements. The deferred revenue will be recognized as the third party purchases software products from the Company for sale to end users or for its own use, which is anticipated to occur over the next 12 to 24 months.

In October 1999, the Company issued 10,000,000 shares of common stock to an officer of the Company at a price of $0.00002 per share.

(7) Stock Option Plan

In 1999, the Company adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to employees. The Plan authorizes grants of options to purchase up to 15,000,000 shares of authorized but unissued common stock. Stock options granted can have a maximum term

of 10 years and a maximum vesting period of 20% per year over the five-year period commencing on the date of grant. Terms for specific stock option grants are to be determined by the Board of Directors within the above guidelines.

At December 31, 1999, there were 10,557,500 additional shares available for grant under the Plan. The per share weighted-average minimum value of stock options granted during 1999 was *de minimus* on the date of grant using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions: 1999—expected dividend yield 0%, risk-free interest rate of 5.72%, and an expected life of 4.28 years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized in the financial statements for its stock options grants.

Stock option activity during the period indicated is as follows:

	Number of shares	Weighted-average exercise price
Outstanding at April 14, 1999 (inception)	—	$ —
Granted	4,442,500	.00002
Outstanding at December 31, 1999	4,442,500	.00002

At December 31, 1999, all options outstanding are exercisable. Shares received through the exercise of options are subject to repurchase at the option exercise price. The repurchase right lapses on shares acquired through option exercise over a period of up to 48 months. All options have an exercise price of $.00002 and a weighted-average remaining life of 9.5 years.

(8)   Employee Benefits

The Company has a 401(k) retirement plan covering substantially all of its employees. The participants may contribute up to 15% of their salary, subject to Federal tax limitations. The Company matches 50% of the employees' contribution up to 6% of the employee's contribution rate. During 1999, the Company contributed $33,765 in matching contributions.

(9)   Related-party Transactions

In the ordinary course of its business, the Company conducted certain transactions with one of its shareholders, principally software development services, which resulted in revenues of $41,250 for the period from April 14, 1999 (inception) through December 31, 1999.

At December 31, 1999, the Company accrued $68,444 related to certain significant shareholders of the Company for employee services performed for the period from October 15, 1999 through December 31, 1999.

(10)   Significant Customers

During the period from April 14, 1999 (inception) through December 31, 1999, two customers accounted for 45% and 41% of the Company's revenues. At December 31, 1999, one customer accounted for 99% of the Company's accounts receivable.

(11) Subsequent Events

(a) Debt Transactions

The Company entered into a short term promissory note in the amount of $400,000 with a third party on January 7, 2000. The principal amount and all the accrued but unpaid interest were due on February 8, 2000. The Company satisfied its principal and interest obligation under the promissory note on February 4, 2000 through the issuance of stock as described below.

(b) Equity Transactions

Effective February 3, 2000, the Company amended and restated its articles of incorporation to authorize 27,000,000 shares of $0.001 par value Series A Preferred Stock and 200,000,000 shares of $0.00001 par value Common Stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, each shareholder of Series A Preferred Shares is entitled to receive a cash distribution prior to any distribution to a shareholder of Common Stock. The cash distribution is equal to the greater of (i) $0.3343925 per Series A Preferred Share (Series A Purchase Price or Series A Conversion Price) plus all accrued and unpaid dividends and (ii) the amount such shareholder would receive if all shareholders of Series A Preferred Shares had converted their shares into Common Stock immediately prior to such liquidation, dissolution or winding up (the Series A Liquidation Value). The remaining assets available for distribution are distributed to the shareholders of Common Stock ratably in proportion to the number of shares of Common Stock held.

At any time, a holder of Series A Preferred Shares may convert all or any portion of the Series A preferred shares held by such holder into the number of shares of Common Stock computed by multiplying the number of Series A Preferred Shares to be converted by the Series A Liquidation Value and dividing the resulting product by the Series A Conversion Price then in effect. No accrued and unpaid dividends may be included in the Series A Liquidation Value or converted into Common Stock in conjunction with the conversion of the Series A Preferred Shares.

The Series A Conversion Prices will be adjusted for events such as the issuance of rights, options, and convertible securities, dilutive events and stock splits. Each share of Series A Preferred Shares accrues dividends on a daily basis from the date of issuance at a rate of 8% per annum of the Series A Purchase Price. The board of directors may declare a dividend on the Common Stock only when all accrued and unpaid dividends on the Series A Preferred Shares have been paid. Then, in the event any dividend or other distribution payable in cash, stock or other property is declared on the Common Stock, each holder of Series A Preferred Shares on the record date for such dividend or distribution shall be entitled to receive such dividend or distribution such holder would have received if on such record date such holder was the holder of the number of shares of Common Stock into which such Series A Preferred Shares then held by such holder are convertible.

If an underwritten public offering of shares of Common Stock is effected in which (a) the aggregate price paid by the public for the shares is at least $25,000,000 and (b) the price per share paid by the public for such shares is at least 300% of the Series A Conversion Price in effect immediately prior to such offering, then all of the outstanding Series A Preferred Shares shall be automatically converted into shares of Common Stock upon the closing of the public offering.

The Series A Preferred Shares have certain redemption rights. If a fundamental change or change in ownership occurs, the holder or holders of at least two-thirds of the Series A Preferred Shares then outstanding

may require the Company to redeem all the Series A Preferred Shares then outstanding at the Series A Redemption Price. The Series A Redemption Price equals the Series A Liquidation Value as of the redemption date.

The holder or holders of two-thirds of the outstanding Series A Preferred Shares may elect, on the fifth anniversary of issuance, to require the Company to redeem all Series A Preferred Shares then outstanding at the Series A Redemption Price.

Holders of Common Stock and Series A Preferred Stock vote together as a single class on all matters submitted to a vote before the stockholders of the Company. Holders of Common Stock are entitled one vote per share. Holders of Series A Preferred Stock are entitled to the number of votes of Common Shares such holders would have been entitled to had they converted all of their Series A Preferred Shares to Common Shares.

On February 4, 2000, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a third party. Under the terms of the Agreement, the Company issued 26,914,481 shares of Series A preferred stock for proceeds of $9,000,000. The proceeds from the transaction include cash of $4,598,556, satisfaction of the principal and interest due under the promissory note issued on January 7, 2000 and a promissory note in the amount of $4,000,000 due May 1, 2000 and bearing interest at the rate of 8% per annum.

In conjunction with the agreement, the Company has reserved 55,000,000 shares of Common Stock for issuance upon conversion of the Series A Preferred Shares.

(c) Lease Agreement

On February 15, 2000, the Company entered into a facility operating lease that commences on March 1, 2000 and extends through November 30, 2003. The Company's future minimum lease payments under the lease are as follows:

2000	$ 254,079
2001	316,329
2002	330,564
2003	316,443
Total	$1,217,415

[Inside Back Cover]

The triple helix graphic represents the interwoven relationships of divine interVentures' associated companies

[A triple helix type design running the length of the right hand side of the inside back cover with dots indicating each of the associated companies and lines to the associated company names below]

Aluminium.com
BeautyJungle.com
bid4real.com
BidBuyBuild
Brandango
Buzz divine
CapacityWeb.com
closerlook
Commerx
comScore
dotspot
Farms.com
eFiltration.com
Emicom Group
Entrepower
eReliable Commerce
eXperience divine
FiNetrics
Host divine
i-Fullfillment
iGive.com
iSalvage.com
i-Street
Justice divine
Knowledge divine
LAUNCHworks
LiveOnTheNet.com
Martin Partners
Mercantec
mindwrap
The National Transportation Exchange
Neoforma.com
NetUnlimited
OfficePlanIt.com
Oilspot.com
OpinionWare.com
Outtask.com
Panthera Productions
Parlano
Perceptual Robotics
PocketCard
salespring
Sequoia
shō research
Talent divine
TV House
ViaChange.com
Web Design Group
Westbound Consulting
Whiplash
Xippix
Xqsite



divine interVentures™
The Internet Zaibatsu™

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate of the approximate amount of fees and expenses, other than underwriting commissions and discounts, payable by the Registrant in connection with the issuance and distribution of our common stock pursuant to the Prospectus contained in this Registration Statement. The Registrant will pay all of these expenses.

	Approximate Amount
SEC registration fee	$ 121,440
NASD filing fee	30,500
Nasdaq National Market listing fee	90,000
Accountants' fees and expenses	3,000,000
Legal fees and expenses	1,000,000
Transfer agent and registrar fees and expenses	20,000
Printing and engraving	2,200,000
Miscellaneous expenses	238,060
Total	$6,700,000

All expenses other than the SEC registration fee, NASD filing fee and Nasdaq National Market listing fee are estimated.

Item 14. Indemnification of Directors and Officers

The Registrant's certificate of incorporation provides that the Registrant shall indemnify its directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify its officers and employees to such extent, except that the Registrant shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, without the Registrant's prior written consent, or (2) for any amounts paid in settlement of an action indemnified against by the Registrant without the prior written consent of the Registrant. The Registrant has entered into indemnity agreements with each of its directors. These agreements may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' liability insurance.

In addition, the Registrant's certificate of incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (4) for any transaction from which the director derives an improper personal benefit.

Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

The Registrant has obtained directors' and officers' liability insurance.

Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control the Registrant within the meaning of the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities

The following information reflects a one-for-six reverse stock split of the Registrant's class A common stock and class B convertible common stock, but does not reflect the conversion of the Registrant's series A-1, series B-1, series C, series D, series D-1, series E and series F preferred stock and class B convertible common stock into class A common stock, each to be effected upon consummation of this offering.

(1) In June 1999, the Registrant issued 166 shares of common stock to Mr. Filipowski for cash in the amount of $10. The Registrant sold these shares in a transaction exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act ("Section 4(2)"), as a transaction not involving a public offering. In August 1999, the Registrant converted these shares into 1,666 shares of class B convertible common stock.

(2) From August 25 until October 19, 1999, the Registrant issued (a) an aggregate of 3,449,956 shares of class A common stock to 77 officers, directors and employees (including persons who had accepted offers of employment) (collectively, "Employees") for cash in the aggregate amount of $20,700 and (b) an aggregate of 2,041,662 shares of class B convertible common stock to Messrs. Filipowski, Cullinane, Humenansky, Freedman, Slowey and Tatro, for cash in the aggregate amount of $12,250. The aggregate proceeds to the Registrant from these sales were $32,950. Each share of class B common stock will convert into one share of class A common stock in connection with this offering. The Registrant sold these shares pursuant to its 1999 Stock Purchase Plan (the "Stock Purchase Plan") in transactions exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act ("Rule 701").

(3) From September 15 until September 30, 1999, the Registrant issued (a) an aggregate of 9,236,600 shares of series A-1 convertible preferred stock to 50 Employees and to a family member of Mr. Filipowski, for cash in the aggregate amount of $2,309,150 and (b) an aggregate of 37,350,000 shares of series A-2 convertible preferred stock, par value $.001 per share, to Messrs. Filipowski, Cullinane, Humenansky, Slowey and Tatro and to a partnership owned by Mr. Freedman and the Registrant's assistant general counsel and controlled by Mr. Freedman, for cash in the aggregate amount of $9,437,500. The aggregate proceeds to the Registrant from these sales were $11,721,650. Each share of series A-1 convertible preferred stock will convert into one-sixth of a share of class A common stock and each share of series A-2 convertible preferred stock will convert into one-sixth of a share of class B common stock, and each share of our class B common stock will convert into one share of class A common stock, all in connection with this offering. Except as set forth in the following sentence, the Registrant sold these shares pursuant to its Stock Purchase Plan in transactions exempt from registration under the Securities Act in reliance upon Section 4(2), as transactions not involving a public offering. In the case of the sales to the family member of Mr. Filipowski and the partnership controlled by Mr. Freedman, the Registrant sold the shares in transactions exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act ("Rule 506"), as transactions not involving a public offering. Both the family member of Mr. Filipowski and the partnership controlled by Mr. Freedman represented in writing to the Registrant that they were "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act ("accredited investors").

(4) From September 28 until October 7, 1999, the Registrant issued (a) an aggregate of 2,712,000 shares of series B-1 convertible preferred stock to 35 Employees for cash in the aggregate amount of $1,356,000 and (b) 20,100,000 shares of series B-2 convertible preferred stock to Messrs. Filipowski and Slowey for cash in the aggregate amount of $10,050,000. The aggregate proceeds to the Registrant from these sales was $11,381,000. Each share of series B-1 convertible preferred stock will convert into one-sixth of a share of class A common stock and each share of series B-2 convertible preferred stock will convert into one-sixth of a share of class B common stock, and each share of our class B common stock will convert into one share of class A common stock, all in connection with this offering. The Registrant sold these shares pursuant to its Stock

Purchase Plan in transactions exempt from registration under the Securities Act in reliance upon Section 4(2), as transactions not involving a public offering.

(5) From September 30 through December 14, 1999, the Registrant issued an aggregate of 190,062,125 shares of series C convertible preferred stock to 474 investors, for cash in the aggregate amount of $189,662,125 and legal services having a value of $400,000. The aggregate proceeds to the Registrant from these sales were $188,820,903. Of the shares of series C convertible preferred stock issued by the Registrant, an aggregate of 43,616,000 were sold to 27 executive officers and directors (including, for each such person, parties related to that person) and 400,000 were issued to Katten Muchin Zavis, legal counsel to the Registrant, in exchange for legal services having a value of $400,000. Each share of series C convertible preferred stock will convert into one-sixth of a share of class A common stock in connection with this offering. The Registrant sold the shares of series C convertible preferred stock in transactions exempt from registration under the Securities Act in reliance upon Rule 506, as transactions not involving a public offering. Each of the purchasers of series C preferred stock represented in writing to the Registrant that such purchaser was an accredited investor.

(6) From October 1999 through April 30, 2000, the Registrant granted options (the "701 Options") to purchase an aggregate of 5,224,467 shares of its class A common stock to 980 Employees (including one non-employee director) and 93 consultants. From January 1, 2000 through April 30, 2000, 835 of the Employees exercised 701 Options and purchased an aggregate of 4,624,937 shares of class A common stock for consideration (cash and notes) in the aggregate amount of $27,478,353. The Registrant granted the 701 Options and sold the underlying shares pursuant to its 1999 Stock Incentive Plan (the "Stock Incentive Plan") in transactions exempt from registration under the Securities Act in reliance upon Rule 701.

(7) From October 1999 through April 30, 2000, the Registrant granted options (the "Accredited Investor Options") to purchase an aggregate of 1,827,055 shares of its class A common stock to 44 executive officers and directors of the Registrant. From December 21, 1999 through April 30, 2000, 35 of these executive officers and directors exercised Accredited Investor Options and purchased an aggregate of 1,421,219 shares of class A common stock for consideration (cash and notes) in the aggregate amount of $6,645,580. The Registrant granted the Accredited Investor Options and sold the underlying shares pursuant to its Stock Incentive Plan in transactions exempt from registration under the Securities Act in reliance upon Section 4(2), as transactions not involving a public offering. Each of these Employees represented in writing to the Registrant that such person was an accredited investor.

(8) On December 7, 1999, the Registrant agreed to issue, and on January 19, 2000 issued, an aggregate of 197,000,000 shares of series D convertible preferred stock and series D-1 convertible preferred stock to Frontenac VII Limited Partnership, Frontenac Masters VII Limited, First Chicago Investment Corporation, Cross Creek Partners X, LLC, Mesirow Capital Partners VII, Sumitomo Corporation, Sumitomo Corporation of America, Dell USA L.P., CBW/SK divine Investments and Microsoft Corporation, for cash in the aggregate amount of $197,000,000. The aggregate net proceeds to the Registrant from these sales were $196,900,000. Each share of series D convertible preferred stock and series D-1 convertible preferred stock will convert into one-sixth of a share of class A common stock in connection with this offering. The Registrant sold these shares in a transaction exempt from registration under the Securities Act in reliance upon Rule 506, as a transaction not involving a public offering. Each of the purchasers of series D preferred stock represented in writing to the Registrant that such purchaser was an accredited investor.

(9) On January 17, the Registrant issued an aggregate of 116,665 shares of class A common stock (the "701 Stock") to two Employees for cash in the aggregate amount of $525,000. The Registrant sold the 701 Stock pursuant to the Stock Incentive Plan in transactions exempt from registration under the Securities Act in reliance upon Rule 701.

(10) On February 1, 2000, the Registrant issued an aggregate of 2,000,000 shares of its series F convertible preferred stock, with a fair value of $4.80 per share, to two stockholders of closerlook, inc. in exchange for preferred stock of closerlook, inc. Each share of series F convertible preferred stock will convert into one-sixth of a share of class A common stock in connection with this offering. The Registrant issued these

shares in reliance upon Rule 506, as a transaction not involving a public offering. Each of these stockholders represented in writing to the Registrant that such purchaser was an accredited investor.

(11) On February 3, 2000, the Registrant agreed to issue, and on March 14, 2000, issued 18,284,327 shares of series E convertible preferred stock to CMGI, Inc. ("CMGI") for cash in the aggregate amount of $18,284,327. The aggregate net proceeds to the Registrant from this sale were $18,234,327. Each share of series E convertible preferred stock will convert into one-sixth of a share of class A common stock in connection with this offering. The Registrant has sold these shares in a transaction exempt from registration under the Securities Act in reliance upon Rule 506, as a transaction not involving a public offering. CMGI represented in writing to the Registrant that it was an accredited investor and a "qualified institutional buyer," as defined in Rule 144A promulgated under Section 4(1) of the Securities Act ("QIB").

(12) On February 11, 2000, the Registrant agreed to issue, and on March 14, 2000, the Registrant issued, 10,000,000 shares of its series F convertible preferred stock, with a fair value of $4.80 per share, to UBS AG, Chicago Branch ("UBS") in exchange for preferred stock of Parlano, Inc. (f/k/a divine interChange, inc.). Each share of series F convertible preferred stock will convert into one-sixth of a share of class A common stock in connection with this offering. The Registrant issued these shares in reliance upon Rule 506, as a transaction not involving a public offering. UBS represented in writing to the Registrant that it was an accredited investor and a QIB.

(13) On February 11, 2000, the Registrant issued 1,000,000 shares of its series F convertible preferred stock, with a fair value of $4.80 per share, to Perceptual Robotics, Inc. ("PRI") in exchange for preferred stock of PRI. Each share of series F convertible preferred stock will convert into one-sixth of a share of class A common stock in connection with this offering. The Registrant issued these shares in reliance upon Rule 506, as a transaction not involving a public offering. PRI represented in writing to the Registrant that it was an accredited investor.

No underwriters were involved in any of the transactions described above. Each recipient of securities in each of the transactions described above represented the recipient's intention to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) **Exhibits.**

1*	Form of Underwriting Agreement.
3.1*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Amended and Restated By-laws of the Registrant.
4.1*	Form of specimen stock certificate representing common stock.
4.2*	Purchase Agreement, dated as of March 29, 2000, between divine interVentures, inc. and Aon Corporation.
4.3*	Purchase Agreement, dated as of March 31, 2000, between divine interVentures, inc. and BancBoston Capital Inc.
4.4*	Purchase Agreement, dated as of February 3, 2000, between divine interVentures, inc. and CMGI (incorporated by reference to Exhibit 10.20).
4.5*	Purchase Agreement, dated as of March 29, 2000, between divine interVentures, inc. and CPQ Holdings, Inc.
4.6*	Purchase Agreement, dated as of March 29, 2000, between divine interVentures, inc. and Hewlett-Packard Company.
4.7*	Purchase Agreement, dated as of March 29, 2000, between divine interVentures, inc. and Level 3 Communications, LLC.
4.8*	Purchase Agreement, dated as of March 31, 2000, between divine interVentures, inc. and marchFIRST, Inc.

4.9*   Purchase Agreement, dated as of March 29, 2000, between divine interVentures, inc. and Microsoft Corporation (incorporated by reference to Exhibit 10.31).

4.10*   Purchase Agreement, dated as of March 29, 2000, between divine interVentures, inc. and 360networks, inc.

5   Opinion of Katten Muchin Zavis as to the legality of the securities being registered (including consent).

10.1*   divine interVentures, inc. 1999 Stock Incentive Plan.

10.2*   Form of Option Agreement under the divine interVentures, inc. 1999 Stock Incentive Plan.

10.3*   Form of Indemnification Agreement for Directors and Executive Officers.

10.4*   Agreement of Sublease between Budget Rent A Car Corporation and divine interVentures, inc. dated as of August 25, 1999.

10.5*   Letter Agreement, dated July 1, 1999, among divine interVentures, inc., Blackhawk LLC and Andrew J. Filipowski, as amended on February 28, 2000.

10.6*   Purchase Agreement, dated as of December 7, 1999, between divine interVentures, inc. and the purchasers named therein.

10.7*   Series D Stockholders Agreement, dated as of December 7, 1999, among divine interVentures, inc., the Management Stockholders (as defined therein) and the Purchasers (as defined therein).

10.8*   Founders Shares Registration Rights Agreement, dated as of August 18, 1999, among divine interVentures, inc. and the Purchasers (as defined therein).

10.9*   Series A Registration Rights Agreement, dated as of September 3, 1999, among divine interVentures, inc. and the Purchasers (as defined therein).

10.10*   Series B Registration Rights Agreement, dated as of September 17, 1999, among divine interVentures, inc. and the Purchasers (as defined therein).

10.11*   Series C Registration Rights Agreement, dated as of September 30, 1999, among divine interVentures, inc. and the Purchasers (as defined therein).

10.12*   Series D Registration Rights Agreement, dated as of December 7, 1999, among divine interVentures, inc. and the Purchasers (as defined therein).

10.13*   Consulting and Non-Compete Agreement, dated as of March 29, 1999, between PLATINUM *technology* International, *inc.* and Andrew J. Filipowski.

10.14*   Consulting and Non-Compete Agreement, dated as of March 29, 1999, between PLATINUM *technology* International, *inc.* and Michael P. Cullinane.

10.15*   Consulting and Non-Compete Agreement, dated as of March 29, 1999 between PLATINUM *technology* International, *inc.* and Paul L. Humenansky.

10.16*   Consulting and Non-Compete Agreement, dated as of June 1, 1999, between Computer Associates, Inc. and Larry S. Freedman.

10.17*   Business Opportunities Agreement, dated as of December 7, 1999, by and among divine interVentures, inc. and Dell USA L.P., Microsoft Corporation, CBW/SK divine Investments, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, First Chicago Investment Corporation, Cross Creek X, LLC and Mesirow Capital Partners VII.

10.18*   Skyscraper Ventures, L.P. Amended and Restated Limited Partnership Agreement, dated as of May 5, 2000.

10.19*   Series E Registration Rights Agreement, dated as of February 3, 2000.

10.20*	Purchase Agreement, dated February 3, 2000, between divine interVentures, inc. and CMGI, Inc.
10.21*	Alliance Agreement, dated as of January 28, 2000, between divine interVentures, inc. and Microsoft Corporation.
10.22*	Lease, dated January 7, 2000, by and between Habitat-Kahny, LLC and dotspot, inc.
10.23*	Consulting Agreement, dated as of March 9, 2000 by and between divine interVentures, inc. and Michael J. Jordan.
10.24*	Memorandum of Understanding, dated as of March 29, 2000, between divine interVentures, inc. and Aon Corporation.
10.25*	Amendment No. 1 to Alliance Agreement, dated as of March 29, 2000, by and between Microsoft Corporation and divine interVentures, inc.
10.26*	Term Sheet, dated March 29, 2000, by and between Level 3 Communications, LLC, divine interVentures, inc. and Host divine, inc.
10.27*	Series E Stockholders Agreement, dated as of February 3, 2000.
10.28*	Agreement of Limited Partnership for Platinum Venture Partners I L.P., dated as of July 1992, by and among Platinum Group Ventures Inc. and the Limited Partners (as defined therein), and amendment thereto effective as of August 4, 1999.
10.29*	Agreement of Limited Partnership for Platinum Venture Partners II L.P., dated as of September 1994, by and among Platinum Venture Partners, Inc. and the Limited Partners (as defined therein), and amendment thereto effective as of August 4, 1999.
10.30*	Letter Agreement, dated May 26, 2000, among divine interVentures, inc., Blackhawk LLC and Andrew J. Filipowski.
10.31*	Purchase Agreement, dated as of March 29, 2000, between divine interVentures, inc. and Microsoft Corporation.
21*	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP with respect to consolidated financial statements of divine interVentures, inc.
23.2	Consent of KPMG LLP with respect to financial statements of mindwrap, inc.
23.3	Consent of KPMG LLP with respect to financial statements of BeautyJungle.com, Inc.
23.4	Consent of KPMG LLP with respect to financial statements of bid4real.com, inc.
23.5	Consent of KPMG LLP with respect to financial statements of Bid4Real.com LLC
23.6	Consent of Grant Thornton LLP with respect to financial statements of BidBuyBuild, Inc.
23.7	Consent of KPMG LLP with respect to consolidated financial statements of closerlook, inc.
23.8	Consent of KPMG LLP with respect to financial statements of eFiltration, Inc.
23.9	Consent of Arthur Andersen LLP with respect to financial statements of i-Fulfillment, Inc.
23.10	Consent of KPMG LLP with respect to financial statements of iGive.com, inc.
23.11	Consent of KPMG LLP with respect to financial statements of iSalvage.com, Inc.
23.12	Consent of KPMG LLP with respect to financial statements of i-Street, Inc.
23.13	Consent of Arthur Andersen LLP with respect to financial statements of LiveOnTheNet.com, Inc.
23.14	Consent of KPMG LLP with respect to financial statements of Martin Partners, L.L.C.
23.15	Consent of KPMG LLP with respect to financial statements of Mercantec, Inc.
23.16	Consent of KPMG LLP with respect to financial statements of The Oilspot.com LLC.
23.17	Consent of KPMG LLP with respect to financial statements of OpinionWare.com, Inc.
23.18	Consent of KPMG LLP with respect to financial statements of Outtask.com Inc.

23.19	Consent of KPMG LLP with respect to financial statements of Perceptual Robotics, Inc.
23.20	Consent of KPMG LLP with respect to financial statements of PocketCard Inc.
23.21	Consent of KPMG LLP with respect to financial statements of ViaChange.com, Inc.
23.22	Consent of KPMG LLP with respect to financial statements of Web Design Group, Inc.
23.23	Consent of KPMG LLP with respect to consolidated financial statements of Westbound Consulting, Inc.
23.24	Consent of KPMG LLP with respect to financial statements of Whiplash, Inc.
23.25	Consent of KPMG LLP with respect to financial statements of Xippix, Inc.
23.26	Consent of Katten Muchin Zavis (contained in its opinion to be filed as Exhibit 5 hereto).
24.1*	Power of Attorney (previously included on signature page hereto).
24.2*	Power of Attorney of David D. Hiller
24.3*	Power of Attorney of Thomas J. Meredith
24.4*	Power of Attorney of Joseph D. Gutman
24.5*	Power of Attorney of Michael J. Jordan
24.6*	Power of Attorney of Peter C. B. Bynoe
24.7*	Power of Attorney of Sanjay Kumar
24.8*	Power of Attorney of David M. Tolmie
24.9*	Consent of Harold F. Enright to be named as a nominee to the Board of Directors
27*	Financial Data Schedule

---

* Previously filed

(b) **Financial Statement Schedules**

No financial statement schedules are required to be filed with this Registration Statement.

Item 17. Undertakings

The Registrant hereby undertakes:

(1) To provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act, (a) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (b) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 29th day of June, 2000.

divine interVentures, inc.

By: /s/   LARRY S. FREEDMAN
_____
Larry S. Freedman
Executive Vice President,
General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 29, 2000.

Signature	Title
* Andrew J. Filipowski	Chairman of the Board and Chief Executive Officer (principal executive officer)
* Michael P. Cullinane	Executive Vice President, Chief Financial Officer, Treasurer (principal financial and accounting officer) and Director
* Scott Hartkopf	President and Director
* Paul L. Humenansky	Executive Vice President and Director
* Robert Bernard	Director
* Michael J. Birck	Director
* Peter C.B. Bynoe	Director
* James E. Cowie	Director
* Andrea Cunningham	Director
* Thomas Danis	Director
* Michael H. Forster	Director

Signature	Title
* _____ Arthur P. Frigo	Director
* _____ Gian Fulgoni	Director
* _____ George Garrick	Director
* _____ Craig D. Goldman	Director
* _____ Joseph D. Gutman	Director
* _____ Arthur W. Hahn	Director
* _____ David D. Hiller	Director
* _____ Jeffrey D. Jacobs	Director
* _____ Gregory K. Jones	Director
* _____ Michael J. Jordan	Director
* _____ Steven Neil Kaplan	Director
* _____ Richard P. Kiphart	Director
* _____ Sanjay Kumar	Director
* _____ Ronald D. Lachman	Director
* _____ Eric Larson	Director
* _____ William Lederer	Director
* _____ Michael Leitner	Director

Signature	Title
* ———————————————— Lawrence F. Levy	Director
* ———————————————— Thomas J. Meredith	Director
* ———————————————— Teresa L. Pahl	Director
* ———————————————— John Rau	Director
* ———————————————— Bruce Rauner	Director
* ———————————————— Andre Rice	Director
* ———————————————— Mohanbir S. Sawhney	Director
* ———————————————— Alex C. Smith	Director
* ———————————————— Timothy Stojka	Director
* ———————————————— Aleksander Szlam	Director
* ———————————————— Mark Tebbe	Director
* ———————————————— David M. Tolmie	Director
* ———————————————— James C. Tyree	Director
* ———————————————— William Wrigley, Jr.	Director
* ———————————————— Robert J. Zollars	Director

By: ————————————————
/S/ LARRY S. FREEDMAN

Larry S. Freedman
Attorney-in-Fact